UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February, 2006

Commission File Number 1-10277

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F     X              Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                       No     X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 28, 2006

MITSUBISHI UFJ FINANCIAL GROUP, INC.

By:	/s/ Ryutaro Kusama
Name: Title:	Ryutaro Kusama Chief Manager, General Affairs Corporate Administration Division

FINANCIAL REVIEW OF UFJ HOLDINGS, INC.

The following is a description of the business and operations of UFJ Holdings, Inc., or UFJ Holdings, prior to the merger to create Mitsubishi UFJ Financial Group, Inc., or MUFG, on October 1, 2005. As the surviving entity, MUFG is currently in the process of integrating the business and operations of UFJ Holdings. Unless otherwise noted, the following discussion refers to the financial results of UFJ Holdings prepared in accordance with generally accepted accounting principles in the United States, or U.S. GAAP.

Introduction

General

UFJ Holdings was the bank holding company for the UFJ group. Through its subsidiaries and affiliated companies, UFJ Holdings engaged in a broad range of financial operations including retail banking, corporate banking, investment banking, trust banking and securities related-businesses. UFJ Holdings was merged into Mitsubishi Tokyo Financial Group, Inc., or MTFG, on October 1, 2005, with MTFG as the surviving entity. MTFG was subsequently renamed Mitsubishi UFJ Financial Group, Inc., or MUFG. The following discussion is an operating and financial review of UFJ Holdings for the fiscal years ended March 31, 2003, 2004 and 2005, and for the six months ended September 30, 2004 and 2005.

UFJ Holdings on a consolidated basis had total assets of ¥82.0 trillion as of September 30, 2005 and net income of ¥219.8 billion for the six months ended September 30, 2005. UFJ Holdings provided its products and services through UFJ Bank, UFJ Trust Bank, UFJ Tsubasa Securities and UFJ Asset Management Co. Ltd. as well as other group companies. As of September 30, 2005, UFJ Bank had approximately 15.5 million retail banking customers and a network of 412 branches, 78 sub-branches and 1,619 fully automated service outlets. These branches and service outlets were concentrated principally in Japan’s three largest metropolitan areas of Tokyo, Osaka and Nagoya. UFJ Bank also served a broad corporate customer base with approximately 68,000 corporate borrowers as of September 30, 2005.

UFJ Holdings was established in April 2001 to serve as the holding company for three major Japanese banking institutions, The Sanwa Bank, Limited, The Tokai Bank, Limited and The Toyo Trust and Banking Company, Limited. This business combination was accounted for under U.S. GAAP as a purchase by Sanwa Bank of Tokai Bank and Toyo Trust Bank. UFJ Holdings took steps to integrate and consolidate its subsidiaries and affiliates in order to increase efficiency as well as to improve and expand its service offerings in response to ongoing deregulation in the Japanese banking market. These steps included the January 2002 merger of Sanwa Bank and Tokai Bank to form UFJ Bank Limited, rebranding Toyo Trust Bank as UFJ Trust Bank Limited and the June 2002 merger of the group’s largest securities subsidiary, UFJ Capital Markets Securities Co., Ltd., with Tsubasa Securities Co., Ltd. to form UFJ Tsubasa Securities Co., Ltd.

UFJ Bank had identified small- and medium-sized companies as the primary market for its commercial loans, and developed and marketed new loan products for that market. Although large corporate clients remained an important part of its overall business, commercial lending and the provision of other financial services to small- and medium-sized companies were the primary focus for growth for its corporate banking business unit. UFJ Trust Bank administered various trusts, such as investment trusts and pension trusts, and offered other trust-related services. UFJ Trust Bank had identified loan trusts, jointly operated money trusts, pension trusts, securities related services, corporate agency services and the securitization business as its core trust businesses. UFJ Holdings provided brokerage and trading and other securities businesses principally through its majority-owned subsidiary UFJ Tsubasa Securities and provided asset management services through UFJ Trust Bank and UFJ Asset Management.

Following the establishment of UFJ Holdings, the group strove to improve the profitability of its core operations through increasing revenue and reducing costs. In particular, UFJ Holdings positioned itself to be a leading provider of financial services to retail customers and small- and medium-sized businesses in the Japanese market.

Additional revenue generating activities included:

•	increasing consumer and small- and medium-sized corporate lending, which typically carried higher interest rates than large-sized corporate lending,

•	UFJ Bank’s UFJ24 initiative, which improved the accessibility of its services, increased utilization of its ATM network and generated additional fee income,

•	utilizing referrals from housing operators to increase mortgage lending, and

•	cross-selling of products between UFJ Holdings’ banking, trust banking and securities subsidiaries.

Cost reduction measures taken at the time of the business combination of Sanwa Bank, Tokai Bank and Toyo Trust included:

•	rationalizing the combined branch network to reduce overlap of operations and costs, and

•	reducing headcount through streamlining UFJ Holdings’ organizational structure.

Recent Regulatory Problems and Financial Difficulties

In recent years, deregulation and structural reforms in the financial services industry have increased competition, and adverse market conditions in many sectors have exacerbated asset quality problems and led to a marked deterioration in the financial condition and capital base of many Japanese financial institutions, including UFJ Holdings. Extremely low interest rates and low levels of capital investment by corporate customers have contributed to declines in net interest income and outstanding loan balances.

Adverse conditions in the Japanese economy have also contributed to high levels of nonperforming loans. In this environment, UFJ Holdings recorded large net losses under Japanese GAAP for the years ended March 31, 2003, 2004 and 2005. These losses and the continuing restructuring of major borrowers created a risk that UFJ Holdings would be unable to maintain the 8% capital adequacy ratio (calculated in accordance with Japanese banking regulations and based on Japanese GAAP financial statements) required of Japanese banks with international operations as of September 30, 2004 prior to the UFJ group’s receipt of a capital injection from MTFG.

UFJ Holdings served as the “main bank” for many of its corporate borrowers. The Japanese banking system has traditionally been characterized as a “main bank” system, where a main bank is conventionally defined as a bank that holds the largest single share of loans made to a borrower. In many cases, these main bank relationships are the result of historical links or other long-standing relationships with borrowers.

Due to its main bank relationships and, in some cases, previous unsuccessful attempts at restructuring major borrowers, UFJ Holdings had a particularly concentrated risk exposure to a small group of very large borrowers experiencing weak economic performance. The significance of these borrowers was such that they accounted for the majority of impaired loans and changes in the economic condition of these borrowers disproportionately affected levels of loan loss allowance, charge-offs and impaired loans in UFJ Holdings’ consolidated loan portfolio.

In the course of inspections of the classification of large borrowers by Japanese banks, the Financial Services Agency in 2004 concluded that members of the UFJ group’s management had obstructed the Financial Services Agency’s inspection into the classification of such borrowers by systematically withholding relevant information on the borrowers’ financial condition and falsely responding to requests for information from inspectors. In June 2004, the Financial Services Agency issued administrative orders requiring UFJ Bank to:

•	strengthen its operations and internal controls to respond appropriately to the Financial Services Agency’s inspections,

•	strengthen internal controls in order to enhance compliance functions and to ensure the proper management of operations,

•	submit a business improvement plan to the Financial Services Agency by July 20, 2004, and

•	report the progress in the implementation of the plan to the Financial Services Agency on a quarterly basis.

In response to these administrative orders, the UFJ group took various measures, including the following:

•	UFJ Bank established in June 2004 a new credit risk management committee to strengthen risk management systems. Made up of experts from outside the UFJ group, this committee examined the suitability of regulations, standards and other items involving credit risk. The committee’s recommendations were then considered in decisions reached by the board of directors and other management bodies regarding credit risk management.

•	At UFJ Bank, an audit team dedicated exclusively to large borrowers was formed in July 2004 within the internal audit department to strengthen the system of checks and balances with regard to credit risk management for large borrowers. Furthermore, in October 2004, the internal audit departments of UFJ Bank and UFJ Trust Bank were placed under the direct supervision of the respective audit and compliance committees to bolster their effectiveness, and audit planning offices were established under the supervision of the respective audit and compliance committees. By managing and supervising internal audits, these offices were intended to enhance auditing functions.

The top management of UFJ Holdings, UFJ Bank and UFJ Trust Bank resigned in May 2004. Subsequently, in October 2004, the Financial Services Agency filed criminal indictments against UFJ Bank and former members of its management with the Tokyo District Public Prosecutors Office. At the same time, the Financial Services Agency ordered the suspension of loan origination for new customers by UFJ Bank’s Tokyo corporate office and Osaka corporate office for the period from October 18, 2004 to April 17, 2005. In conjunction with these indictments, the Tokyo District Public Prosecutors Office announced in December 2004 that it would seek to prosecute UFJ Bank, its former executives and a former employee on suspicion of violations of the Banking Law. On April 25, 2005, UFJ Bank and its former executives were convicted of breaches of the Banking Law. UFJ Bank was fined ¥90 million, a former executive officer was sentenced to ten months imprisonment with a stay of execution for three years and two other former executive officers were sentenced to eight months imprisonment with a stay of execution for three years.

Key Financial Figures

The following are some key figures in accordance with U.S. GAAP relating to UFJ Holdings’ business:

	Fiscal Year Ended March 31,			Six Months Ended September 30,
	2003	2004	2005	2004	2005
	(in billions)
Net interest income	¥917.2	¥849.4	¥962.0	¥477.2	¥466.7
Provision for loan losses	¥511.9	¥313.1	¥91.9	¥202.4	¥75.7
Non-interest income	¥544.4	¥1,149.9	¥1,171.4	¥524.5	¥488.3
Non-interest expense	¥1,214.1	¥979.9	¥1,182.7	¥550.6	¥617.6
Net income (loss)	¥(337.8)	¥607.7	¥718.8	¥245.7	¥219.8
Total assets	¥77,337.4	¥80,639.7	¥83,195.9	¥82,621.7	¥82,036.5

UFJ Holdings’ revenues consisted of net interest income and non-interest income. Net interest income is a function of:

•	the amount of interest-earning assets,

•	the so-called “spread,” or the difference between the rate of interest earned on interest-earning assets and the rate of interest paid on interest-bearing liabilities,

•	the general level of interest rates, and

•	the proportion of interest-earning assets financed by non-interest-bearing liabilities and equity.

Non-interest income consisted of:

•	fees and commissions, including

•	trust fees,

•	fees on fund transfers and service charges for collections,

•	fees and commissions on international business, credit card business, securities business, stock transfer agency services, guarantee business and other, and

•	service charges on deposits;

•	net foreign exchange gains (losses), which primarily include net gains (losses) on currency derivative instruments entered into for trading purposes and transaction gains (losses) on the translation into Japanese Yen of monetary assets and liabilities denominated in foreign currencies;

•	net trading account profits, which primarily include net gains (losses) on trading securities and interest rate derivative instruments entered into for trading purposes;

•	net investment securities gains (losses), which primarily include net gains (losses) on sales of marketable securities, particularly marketable equity securities; and

•	other non-interest income.

Provision for loan losses was charged to operations to maintain the allowance for loan losses at a level deemed appropriate by management.

Business Segments

UFJ Holdings was organized into the following business segments: retail banking, corporate banking, global banking and trading, planning and administration, UFJ Trust Bank and other. UFJ Holdings reported its segment information based on Japanese GAAP, which is not consistent with its financial statements prepared on the basis of U.S. GAAP. The following charts illustrate the relative contributions to net revenue for the fiscal year ended March 31, 2005 and for the six months ended September 30, 2005 of the business segments:

Fiscal Year Ended March 31, 2005

Six Months Ended September 30, 2005

Business Trends and Challenges

Reduction of nonperforming loans.    The following table sets forth a summary of UFJ Holdings’ nonaccrual and restructured loans, and accruing loans that were contractually past due 90 days or more, and allowance for loan losses at March 31, 2003, 2004 and 2005 and at September 30, 2005:

	March 31, 2003	March 31, 2004	March 31, 2005	September 30, 2005
	(in billions, except percentages)
Nonaccrual loans	¥6,954.6	¥4,905.9	¥1,813.6	¥1,804.7
Restructured loans	192.3	159.2	501.5	414.5
Accruing loans contractually past due 90 days or more	22.9	19.8	11.8	6.7
Nonaccrual loans and restructured loans, and accruing loans contractually past due 90 days or more, as a percentage of total loans	15.4%	11.2%	5.6%	5.2%
Allowance for loan losses	3,195.2	2,438.3	1,041.8	1,029.2
Allowance as a percentage of loans	6.8%	5.4%	2.5%	2.4%
Allowance as a percentage of nonaccrual loans and restructured loans, and accruing loans contractually past due 90 days or more	44.6%	48.0%	44.8%	46.2%

Broader range of products.    The reduction of barriers since the late 1990s among the banking, securities and insurance businesses enabled UFJ Holdings to engage in businesses that it had not been permitted to conduct previously. In addition, deregulation of interest rates on yen deposits and other factors enabled UFJ Holdings to offer customers an increasingly attractive and diversified range of products. UFJ Holdings sought to increase its fees and commissions by taking advantage of the reduction of barriers and other deregulatory trends.

Greater competition.    UFJ Holdings faced strong competition in all of its principal areas of operation as a result of the relaxation of regulations relating to Japanese financial institutions. Deregulation eliminated barriers between different types of Japanese financial institutions, enabling them to compete directly against one another. Deregulation and market factors also facilitated the entry of various large foreign financial institutions into the Japanese domestic market.

External economic conditions.    The financial services industry and the global financial markets are influenced by many unpredictable factors, including economic conditions, monetary policy, international political events, liquidity in global markets and regulatory developments. UFJ Holdings’ operations were significantly affected by external factors, such as the level and volatility of interest rates, currency exchange rates, stock and real estate markets and other economic and market conditions. In addition, UFJ Holdings held a significant number of shares in some of its customers for strategic purposes, which it was reducing over time. Accordingly, UFJ Holdings’ results of operations varied significantly from period to period because of unpredictable events, including unexpected failures of large corporate borrowers and market volatility.

Strategic Alliance with Nippon Shinpan

In March 2004, UFJ Bank purchased 200 million shares of preferred stock in the aggregate liquidation preference amount of ¥200 billion issued by Nippon Shinpan Co., Ltd., a large Japanese consumer credit company, whose common shares are listed on the First Section of the Tokyo Stock Exchange. The investment was part of a strategic alliance between the two institutions in the credit card business intended to strengthen the competitiveness of UFJ Bank’s retail business. UFJ Holdings planned to position Nippon Shinpan as a core company in UFJ Bank’s retail strategy, together with UFJ Bank’s subsidiary UFJ Card Co., Ltd.

The preferred stock was convertible into common stock of Nippon Shinpan at the option of UFJ Holdings at any date from September 1, 2004 until September 1, 2014, and at or after September 2, 2014 it will be mandatorily converted into common stock. The conversion price is subject to anti-dilution adjustments and a semiannual adjustment based on market prices up to a maximum of ¥304.1 per common share and a minimum of ¥212.9 per common share. Dividends receivable on the preferred stock are non-cumulative and payable out of distributable profits at a rate equal to the Japanese Yen six-month TIBOR plus 1.0%. The preferred stock is non-voting except in the event that Nippon Shinpan has sufficient distributable profits but does not declare and pay dividends on the preferred stock as well as in certain situations requiring a class vote under the Commercial Code of Japan. 150 million shares of the 200 million shares of preferred stock were converted into Nippon Shinpan common stock on October 1, 2005.

UFJ Holdings was Nippon Shinpan’s main bank and owned 7.7% and 10.0% of Nippon Shinpan’s common shares as of September 30, 2005 and March 31, 2005, respectively. Under Japanese GAAP, Nippon Shinpan was not deemed a consolidated subsidiary of UFJ Holdings until UFJ Bank converted a certain portion of the preferred stock into common shares at the time of the merger. However, under U.S. GAAP, Nippon Shinpan was a subsidiary as of April 1, 2004 as UFJ Holdings was deemed to be the primary beneficiary of Nippon Shinpan, as that term was defined in Financial Accounting Standards Board Interpretation No. 46 (Revised), or FIN 46R, “Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51,” and was included in UFJ Holdings’ consolidated financial statements as of and for the fiscal year ended March 31, 2005 as a result of applying the guidance in FIN 46R. For periods prior to April 1, 2004, Nippon Shinpan was an equity-method affiliate of UFJ Holdings.

UFJ Card and Nippon Shinpan merged in October 2005 at a merger ratio of 4.1 shares of Nippon Shinpan common stock for each share of UFJ Card common stock to form UFJ NICOS Co., Ltd. Following the merger and the conversion of 150 million shares of preferred stock, MUFG holds 69.0% of Nippon Shinpan’s common stock.

Nippon Shinpan’s operations consisted primarily of consumer loans, credit cards, guarantees of personal credit and “shopping” loans for automobile and other consumer products, which it provided under the brand name “NICOS.” Nippon Shinpan’s consumer loan business provided cardholders with personal loans, including cash withdrawals at designated ATMs, and generated revenue in the form of interest payments, fees and commissions. The credit card business generated revenues through merchant discount fees, finance charges and membership fees. Nippon Shinpan’s guarantee business provided guarantees for consumers applying for loans with its affiliated financial institutions, and generated revenue through commissions and other fees. The shopping loan business provided loans for consumers seeking to purchase merchandise and services, and generated revenue in the form of finance charges and merchant discount fees.

On a consolidated basis Nippon Shinpan had total assets of ¥1,950.5 billion as of September 30, 2005 and a net loss of ¥3.6 billion for the six months ended September 30, 2005 under U.S. GAAP.

The Financial Services Agency’s Inspections of Troubled Borrowers of Major Banks

Amid concerns over the impact of problem loans on the Japanese financial system as a whole, the Financial Services Agency announced a policy in October 2002 that banks should reduce by about half the ratio of problem loans to total loans reported as of March 31, 2005 as calculated under Japanese banking regulations. In addition, the Financial Services Agency has strengthened its review process of problem loans by supplementing its regular inspections of the problem loans of Japanese banks with special inspections. The scope of these special inspections included the financial condition and internal classifications of certain large troubled borrowers of major banks, including UFJ Bank and UFJ Trust Bank. These inspections were conducted periodically since the fiscal year ended March 31, 2002. These inspections, including the regular inspections, resulted in the banks re-rating a number of borrowers’ classifications during the periods presented. The results of these inspections were consistent with the credit analyses performed and judgments made by management in determining UFJ Holdings’ U.S. GAAP loan loss allowance against borrowers in the periods presented.

Restructurings of Certain Large Borrowers

In recent periods, UFJ Holdings had increased efforts to address its exposure to large borrowers experiencing weak economic performance through charge-offs of loans and the utilization of government-sponsored revitalization initiatives. The Industrial Revitalization Corporation of Japan, or IRCJ, was established in April 2003 jointly by the public and private sectors to provide revitalization assistance to the industrial and financial sectors in Japan. The IRCJ assists companies to formulate business revitalization plans and identify sponsors, such as private equity funds, investment banks or other entities, to invest in the companies and assist them with restructuring. The IRCJ assists these companies by purchasing their debt and entering into debt-for-equity swaps. The sponsors then purchase the debt and equity from the IRCJ, contribute new funds and assist the companies with implementing their business revitalization plans.

Some of UFJ Holdings’ large borrowers experiencing weak economic performance initiated business revitalization plans with the assistance of the IRCJ. As a main bank for these borrowers, UFJ Bank jointly submitted the plans to the IRCJ and extended financial support as follows:

•	Daiei. Daiei Inc. and its related group companies are one of Japan’s largest general retailers and supermarket operators. UFJ Bank and other “co-main” banks jointly submitted an application for support of a business revitalization plan to the IRCJ with Daiei and received approval in December 2004. Under the plan, the IRCJ invested ¥40 billion in the form of a debt-for-equity swap and ¥10 billion in cash, and two sponsors, Advantage Partners and the Marubeni group, invested ¥62 billion. The IRCJ and the sponsors acquired more than a one-third interest in Daiei. In addition, ¥400.4 billion in debt was forgiven and ¥192 billion, or approximately 82.8%, of the preferred stock of Daiei held by its three main banks, was cancelled. Of these amounts, UFJ Holdings forgave ¥203.1 billion of debt and wrote-off ¥96 billion of preferred stock. An additional ¥40 billion of preferred stock that was outside the scope of the cancellation was, after compulsory conversion to ordinary shares, subjected to a 10:1 reverse stock split conducted on Daiei’s ordinary shares.

•	Daikyo. Daikyo Incorporated and its related group companies are one of Japan’s leading apartment building developers and managers. Under Daikyo’s revitalization plan, accepted by the IRCJ in September 2004 and amended in January 2005, a total of ¥133.5 billion in financial support in the form of debt forgiveness and debt-for-equity swaps was provided by financial institutions as well as a 50% write-off of preferred stock issued by Daikyo. Of these amounts, UFJ Holdings forgave ¥81.5 billion of debt and entered into a debt-for-equity swap for ¥30 billion of preferred stock. The debt-for-equity swap resulted in a charge-off of ¥30 billion against the debt and recognition of an investment in Daikyo’s preferred stock at its fair value. In addition, a capital reduction of approximately 99.2% was implemented. Furthermore, a capital increase through a third party share issue of ¥23 billion to Orix Corporation was conducted in March 2005, which reduced the relative position of existing shareholders.

•	Misawa Homes. Misawa Homes Holdings, Inc. and its related group companies are one of Japan’s leading residential housing operators. Under the revitalization plan, announced in December 2004 and amended in June 2005, a total of ¥133 billion in financial support was provided by financial institutions in the form of debt forgiveness for ¥113 billion and debt-for-equity swaps for ¥20 billion. Of this amount, UFJ Bank forgave ¥84 billion of debt and entered into a debt-for-equity swap for ¥20 billion of preferred stock. UFJ Bank also wrote-off ¥108 billion of preferred stock of Misawa Homes. The debt-for-equity swap resulted in a charge-off of ¥20 billion against the debt and recognition of an investment in Misawa Homes’ preferred stock at its fair value. In addition, Misawa conducted a 10:1 reverse stock split on its ordinary shares and a recapitalization through a third party share issue of ¥25.8 billion to Toyota Motor Corporation and two other sponsors.

In addition to the above restructurings made with the assistance of the IRCJ, some of UFJ Holdings’ other large borrowers implemented restructuring plans as follows:

•	Aplus. Aplus Co., Ltd. is a large consumer credit company. In September 2004, UFJ Bank sold ¥94 billion of Aplus debt and ¥30 billion of Aplus preferred stock to a subsidiary of Shinsei Bank, Ltd., an unaffiliated bank. As a result of these transactions, UFJ Holdings no longer had significant exposure to Aplus.

•	Sojitz. Sojitz Holdings Corporation announced a new business plan on September 8, 2004. Pursuant to the plan, Sojitz issued ¥350 billion of preferred stock to its banks in debt-for-equity swaps, and ¥10 billion of preferred stock and ¥10 billion of convertible bonds to a third party investor on October 29, 2004. Of these amounts, UFJ Bank entered into a debt-for-equity swap for ¥330 billion of preferred stock. This resulted in a charge-off against the debt and recognition of an investment in Sojitz preferred stock at its fair value.

•	Towa Real Estate. Towa Real Estate Development Co., Ltd. announced a financial support plan on December 29, 2004. Pursuant to the plan, Towa entered into a strategic partnership with Mitsubishi Estate Co., Ltd. whereby Mitsubishi Estate and other co-investors contributed ¥24.9 billion to Towa and UFJ Bank transferred a major part of its preferred stock of Towa to Mitsubishi Estate and forgave ¥78.2 billion in debt. UFJ Holdings recognized a loss of ¥7.8 billion on the transfer of the preferred stock of Towa to Mitsubishi Estate.

Allowances for loan losses anticipated as a result of the above IRCJ-assisted revitalizations and other restructurings were recorded at each balance sheet date depending on the extent to which the impairment was deemed to have existed. Charge-offs were made on the date of management approval.

After the merger, MUFG has continued to maintain banking relationships with the borrowers discussed above except Aplus and therefore is potentially exposed to further losses.

Measures to Assist Small- and Medium-Sized Borrowers

To accelerate revitalization of small- and medium-sized companies, UFJ Bank established UFJ Strategic Partner, Co., Ltd. (currently, MU Strategic Partner Co., Ltd.), a joint venture with Merrill Lynch, in December 2002 and subsequently transferred a portion of its problem loan portfolio in such companies to UFJ Strategic Partner. UFJ Strategic Partner provided advisory services for formulating and implementing restructuring plans to small- and medium-sized companies and advised them on their problem loans. UFJ Strategic Partner planned to upgrade or finally dispose of its initial loan and loan participation portfolio within approximately three years. As of March 2003, small- and medium-sized companies with loans with an aggregate face value of approximately ¥1,400 billion were transferred to UFJ Strategic Partner. As of March 2005, UFJ Strategic Partner’s loan participations were returned to UFJ Bank and the book value of the remaining transferred assets was approximately ¥10 billion at the end of September 2005.

Economic Environment in Japan

UFJ Holdings operated primarily in Japan. After experiencing weak economic conditions and sluggish growth in previous years, Japan’s economy improved in the fiscal years ended March 31, 2003, 2004 and 2005 mainly due to an increase in exports and capital spending, as well as improvements in employment and wages. The real gross domestic product growth rate was 1.1%, 2.3% and 1.7% for the fiscal years ended March 31, 2003, 2004 and 2005, respectively. The GDP growth rate was 5.4% from April to June 2005 and 1.4% from July to September 2005.

Improving economic conditions since the fiscal year ended March 31, 2003 have resulted in declining numbers of corporate bankruptcies in Japan. The number of corporate bankruptcy filings in Japan reached a 17-year high during the fiscal year ended March 31, 2002 but has decreased since then. The following table presents information on the number of new corporate bankruptcy filings in Japan and total liabilities involved in such filings for the periods indicated:

	Fiscal Year Ended March 31,			Six Months Ended September 30,
	2003	2004	2005	2004	2005
	(in billions, except number of filings)
Corporate bankruptcy filings	18,928	15,790	13,276	6,847	4,456
Total liabilities	¥13,310	¥10,688	¥7,429	¥3,141	¥2,708

Short-term interest rates remained near zero percent as the Bank of Japan continued its policy to provide liquidity in the money markets. The yield on 10-year government bonds, used as a benchmark for long-term interest rates, started in April 2003 at around 0.7%, reached a record low of around 0.5% in June 2003, increased in March 2004 to around 1.4% and declined slightly to around 1.3% in March 2005. The yield increased to around 1.6% as of the end of January 2006.

After improving significantly during the fiscal year ended March 31, 2004, stock prices remained relatively unchanged in the fiscal year ended March 31, 2005. The following table presents the Nikkei Stock Average and TOPIX at the dates indicated:

	March 31, 2003	September 30, 2003	March 31, 2004	September 30, 2004	March 31, 2005	September 30, 2005
Nikkei Stock Average	¥7,972.71	¥10,219.05	¥11,715.39	¥10,823.57	¥11,668.95	¥13,574.30
TOPIX	788.00	1,018.80	1,179.23	1,102.11	1,182.18	1,412.28

Stock prices have further improved since September 30, 2005, and as of February 24, 2006, the Nikkei Stock Average was ¥16,101.91 and the TOPIX was 1,647.74.

In the foreign exchange markets, the value of the yen against the U.S. dollar generally depreciated during the fiscal year ended March 31, 2005 and the six months ended September 30, 2005. The yen bottomed out for the nine months ended on December 31, 2005 at around ¥120 per $1.00 and has appreciated against the U.S. Dollar since such date. As of February 24, 2006, the value of the yen against the U.S. dollar was around ¥117 per $1.00.

International Financial Markets

In the United States, the 10-year U.S. Treasury note, a benchmark for long-term interest rates, started at around 3.9% in April 2003 and finished at around 3.8% in March 2004. The yield was around 4.5% in March 2005 and around 4.5% as of February 22, 2006. The U.S. Federal Reserve decreased the Federal Funds rate by 0.25% to 1.00% in June 2003. Subsequent to March 31, 2004, the U.S. Federal Reserve has raised the Federal Funds rate by 0.25% 14 times, to 4.50%.

In the EU, the European Central Bank decreased its policy rate (refinancing rate) by 0.50% to 2.00% in June 2003 and raised it by 0.25% to 2.25% in December 2005.

Critical Accounting Estimates

Introduction

UFJ Holdings’ attached consolidated financial statements were prepared in accordance with U.S. GAAP. Many of the accounting policies required management to make judgments regarding the valuation of assets and liabilities. The financial results of UFJ Holdings were affected by the accounting policies, assumptions and estimates that underlay the preparation of its consolidated financial statements. The accounting policies used in the preparation of the consolidated financial statements are set out in note 1 to the consolidated financial statements. In preparing the consolidated financial statements, management was required to select suitable accounting policies, apply them consistently and make judgements and estimates that were reasonable and prudent.

The accounting estimates that are deemed critical to UFJ Holdings’ operating results and financial condition are discussed below.

Allowance for Loan Losses

The allowance for loan losses represented management’s estimate of probable losses in UFJ Holdings’ loan portfolio. The evaluation process involved a number of estimates and judgments. UFJ Holdings’ allowance for loan losses consisted of specific allowances for specifically identified impaired borrowers and general allowances for homogeneous pools of commercial and consumer loans, and other loans which were not specifically identified as impaired.

UFJ Holdings used a credit rating system to classify the credit quality of its borrowers. Borrowers were graded using information believed to reflect the borrower’s ability to fulfill its obligations. Among the factors considered were the borrower’s equity ratio, retained earnings to total assets ratio, debt to total assets ratio and borrowing capacity. Also included were earnings before taxes ratio, earnings before interest, taxes, depreciation and amortization ratio, the ability to repay debts and years to repay debts. These factors were based on an evaluation of current and historical information as well as subjective assessment and interpretation. Emphasizing one factor over another or considering additional factors that may have been relevant in determining the credit rating of a particular borrower, but which were not an explicit part of UFJ Holdings’ methodology, could have impacted the credit rating UFJ Holdings assigns to that borrower.

The allowance for specifically identified impaired borrowers, which represented large-balance, non-homogeneous loans that were specifically determined to be impaired, was determined based on an estimate of the present value of expected future cash flows or the fair value of collateral when the loan was considered to be collateral dependent or the observable market price of the loan, if one was available. The consideration of whether a loan was impaired as well as the estimate of a borrower’s ability to produce future cash flows and the amount and timing of such cash flows was highly subjective, especially for some of the largest borrowers where a wide range of estimates could have resulted depending on the different assumptions used. In addition, UFJ Holdings’ real estate collateral valuations involved a number of detailed assumptions and estimates about current market conditions in the Japanese real estate sector. Substantially all collateral valuations were performed by UFJ group companies.

Large groups of smaller balance homogeneous loans and other loans which were not specifically identified as impaired were collectively evaluated for impairment, and the allowance for such loans was established through a process that began with estimates of probable unidentified losses inherent in the portfolio. These estimates were based upon various analyses, including UFJ Holdings’ historical delinquency and loan loss experience, adjusted for qualitative factors, such as the current macro-economic conditions prevailing at each period an estimate was made as well as current lending policies and procedures. Since these estimates captured qualitative factors that were not present in the quantitative analysis, they could have been highly subjective.

In addition to the allowance for loan losses on UFJ Holdings’ loan portfolio, UFJ Holdings maintained an allowance for credit losses on off-balance sheet credit instruments, including commitments to extend credit, a variety of guarantees and standby letters of credit. Such allowance was included in Other liabilities. The considerations that UFJ Holdings used in its estimate of provisions for off-balance sheet credit risk were similar to those used for on-balance sheet risk.

Determining the adequacy of the allowance for loan losses required the exercise of considerable judgment and the use of estimates, such as those discussed above. To the extent that actual losses exceed management’s estimates, additional allowance for loan losses may have been required that could have had a materially adverse impact on UFJ Holdings’ operating results and financial condition in future periods.

Valuation and Impairment of Financial Instruments

UFJ Holdings held investment securities and trading assets and liabilities, including debt and marketable equity securities, non-marketable equity securities and derivatives. Fair value of financial instruments is the current amount that would be exchanged between willing buyers and sellers, other than in a forced sale or liquidation. Valuations of investment securities and trading assets and liabilities are primarily estimated based on quoted market prices, prices actively quoted among brokers or internally developed pricing models.

Quoted market prices in active markets, if available, are the most reliable measure of fair value. However, quoted market prices for debt securities traded over the counter, including Japanese and foreign government bonds, certain derivative instruments, private equity and preferred equity investments may not be available. When quoted market prices are not available, derivatives and securities values are determined based upon discounted cash flow analysis, comparison to similar observable market transactions, or the use of financial models. Discounted cash flow analysis is dependent upon estimated cash flows and the market discount rate used for credit rating and maturity comparable with the issuer. Valuation using pricing models is dependent upon time value, yield curve, option features, volatility factors, prepayment speeds, default rates, loss severity, foreign exchange rates, current market prices and transaction prices for underlying financial instruments. Pricing adjustments to model UFJ Holdings’ portfolio valuations considered liquidity, credit exposure, concentration risks, hedging strategies, quality of model inputs and other factors.

Where valuation of financial instruments was subjective due to the lack of market prices or inputs, management had to apply judgment to make estimates and certain assumptions. For example, when prices or inputs to financial models were used for similar financial instruments, judgment was applied to make appropriate adjustments for differences in credit risk, liquidity, transaction costs or various other financial variables. Changes in model estimates and assumptions, market conditions and unexpected circumstances can significantly affect the fair values of the securities and trading assets and liabilities.

Trading assets and liabilities that were actively traded were valued based on quoted market prices. Since few derivatives were actively traded, the majority of derivatives were valued using internally developed models based on external market variables that could be independently validated by third-party sources. However, certain derivatives were valued based on external market variables that were less readily available and were subject to management judgment. For certain derivatives not valued by internally developed models, UFJ Holdings periodically utilized external valuations performed by qualified independent counterparties.

The estimated fair values of financial instruments without quoted market prices were as follows:

	March 31, 2003	March 31, 2004	March 31, 2005	September 30, 2005
	(in billions)
Financial assets:
Trading securities	¥2,358.1	¥2,586.5	¥4,852.4	¥3,270.8
Investment securities	15,462.7	18,760.3	18,790.4	18,754.0
Derivative financial instruments, net	167.3	135.6	34.4	40.3
Financial liabilities:
Trading securities sold, not yet purchased	1,518.3	1,876.2	3,410.3	2,317.4
Obligations to return securities received as collateral	137.4	339.7	162.7	151.0

A significant portion of trading securities, investment securities, trading securities sold, not yet purchased and obligations to return securities received as collateral consisted of Japanese national government and agency bonds, and foreign government and official institutions bonds, for which prices are actively quoted among brokers and are readily available but are not publicly reported and therefore are not considered quoted market prices. Additionally, a substantial portion of derivative financial instruments were comprised of over-the-counter interest rate and currency swaps and options. Estimates of fair value of these derivative transactions were determined using quantitative models with multiple market inputs.

An impairment loss on investment securities is required to be recognized in earnings for a decline in fair value that is other-than-temporary. UFJ Holdings conducted reviews to identify and evaluate investment securities that had indications of possible impairment. UFJ Holdings assessed various quantitative and qualitative factors to determine whether impairment is other-than-temporary. The assessment of other-than-temporary impairment required significant judgment and therefore could have had a significant impact on the results of operations.

Debt and marketable equity securities.    In determining whether a decline in fair value is other-than-temporary for a particular security, indicators of an other-than-temporary decline for both debt and marketable equity securities include the extent of decline in fair value below cost and the length of time that the decline has continued. UFJ Holdings generally deemed a decline in fair value of 20% or more or a decline in fair value that continued for six months or more as an indicator of other-than-temporary decline. UFJ Holdings also considered the financial condition and near-term prospects of issuers primarily based on the credit standing of the issuers as determined by UFJ Holdings’ credit rating system, market values of comparable companies, and changes in industry and market prospects.

Non-marketable equity securities.    Non-marketable equity securities are equity securities of companies that are not publicly traded or are thinly traded. Such securities are held at cost less other-than-temporary impairment. UFJ Holdings considered the credit standing of issuers and the extent of decline in net assets of issuers as well as other factors, including valuation of public companies of similar size operating in the same or similar industry, operating performance, industry trends and future expectations, to determine whether the decline is other-than-temporary. When UFJ Holdings determined that the decline was other-than-temporary, non-marketable equity securities were written down to their fair value. For certain non-marketable equity securities, UFJ Holdings periodically utilized external valuations performed by qualified independent valuation consulting firms.

The markets for equity securities and debt securities are inherently volatile, and the values of both types of securities have fluctuated significantly in recent years. Accordingly, UFJ Holdings’ assessment of potential impairment involved risks and uncertainties depending on market conditions that were global or regional in nature and the condition of specific issuers or industries and management’s subjective assessment of the estimated future performance of investments.

Deferred Tax Asset Valuation Allowance

A valuation allowance for deferred tax assets is recognized if, based on the weight of available evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized. All available evidence, both positive and negative, is considered to determine whether, based on the weight of that evidence, a valuation allowance is needed. The weight given to the potential effect of negative and positive evidence should be commensurate with the extent to which it can be objectively verified.

In determining a valuation allowance, UFJ Holdings estimated future taxable income (exclusive of reversing temporary differences and loss carryforwards) and future reversals of existing taxable temporary differences using forecasted operating results, based on recent historical trends and approved business plans, a review of the eligible carryforward periods, tax planning opportunities and other relevant considerations. Future realization of the tax benefit of these carryforwards or existing deductible temporary differences ultimately depends on the existence of sufficient taxable income in future periods. The existence of high levels of accumulated deficit, taxable losses and credit costs incurred in the past years add to the inherent subjectivity in the determination of the valuation allowance. A valuation allowance of ¥2,176.6 billion was recorded against deferred tax assets as of September 30, 2005.

Impairment of Goodwill

At September 30, 2005, UFJ Holdings had goodwill of ¥2,323.8 billion relating principally to the acquisition of Tokai Bank and Toyo Trust by Sanwa Bank on April 2, 2001. An impairment review of goodwill was performed at least annually, or more frequently if events or changes in circumstances indicated that goodwill might be impaired. The impairment review was performed for each reporting unit by projecting future cash flows of the reporting units to which the goodwill related based upon budgets and plans and discounting these using a rate approximating the weighted average cost of capital after making adjustment for the risk inherent in the cash flows. A reporting unit was an operating segment or component of an operating segment that constituted a business for which discrete financial information was available and segment management regularly reviewed the operating results of that component. If the present value of the projected cash flows, which represented the estimated fair value of the reporting units, were to be less than the carrying value of the underlying net assets and related goodwill, an impairment may have occurred. If it was determined that an impairment had occurred, a charge was recorded in income. This calculation required the exercise of significant judgement by management.

Upon adoption of SFAS 142 on April 1, 2002, UFJ Holdings performed the transitional impairment test on goodwill. The initial adoption resulted in a cumulative adjustment charge to earnings of ¥62 billion. Also, during its subsequent annual impairment review on March 31, 2003, UFJ Holdings recorded an additional impairment on its goodwill of ¥194 billion, which was recorded in the fiscal year ended March 31, 2003.

Accrued Severance Indemnities and Pension Liabilities

UFJ Holdings had defined benefit retirement plans, including lump-sum severance indemnities and pension plans, which covered substantially all of its employees. Severance indemnities and pension costs were calculated based upon a number of actuarial assumptions, including discount rates, expected long-term rates of return on plan assets and rates of increase in future compensation levels. Actual results that differed from the assumptions were accumulated and amortized over future periods, and affected UFJ Holdings’ recognized net periodic pension costs and accrued severance indemnities and pension obligations in future periods.

In developing the assumptions for expected long-term rates of return, UFJ Holdings referred to the historical average returns earned by the plan assets and the rates of return expected to be available for reinvestment of existing plan assets, which reflected recent changes in trends and economic conditions, including market price.

UFJ Holdings had an unrecognized net actuarial loss for domestic severance indemnities and pension plans of ¥97.2 billion at September 30, 2005.

Results of Operations

The following table summarizes UFJ Holdings’ results of operations for the fiscal years ended March 31, 2003, 2004 and 2005 and for the six months ended September 30, 2004 and 2005:

	Fiscal Year Ended March 31,			Six Months Ended September 30,
	2003	2004	2005	2004	2005
	(in billions)
Interest income	¥1,187.0	¥1,058.4	¥1,245.1	¥613.5	¥651.6
Interest expense	269.8	209.0	283.1	136.3	184.9

Net interest income	917.2	849.4	962.0	477.2	466.7
Provision for loan losses	511.9	313.1	91.9	202.4	75.7
Non-interest income	544.4	1,149.9	1,171.4	524.5	488.3
Non-interest expense	1,214.1	979.9	1,182.7	550.6	617.6

Income (loss) before income tax expense, cumulative effect of change in accounting principle and extraordinary gain	(264.4)	706.3	858.8	248.7	261.7
Income tax expense	23.7	95.6	143.0	5.9	41.9

Income (loss) before cumulative effect of change in accounting principle, net of taxes, and extraordinary gain, net of taxes	(288.1)	610.7	715.8	242.8	219.8
Cumulative effect of change in accounting principle, net of taxes	(62.0)	(3.0)	3.0	2.9	—
Extraordinary gain, net of taxes	12.3	—	—	—	—

Net income (loss)	¥(337.8)	¥607.7	¥718.8	¥245.7	¥219.8

Six Months Ended September 30, 2005 Compared to Six Months Ended September 30, 2004

UFJ Holdings’ net income decreased by ¥25.9 billion, or 10.5%, from ¥245.7 billion for the six months ended September 30, 2004 to ¥219.8 billion for the six months ended September 30, 2005. UFJ Holdings’ basic earnings per common share (net income available to common stockholders) decreased by ¥3,143, or 7.3%, from ¥43,106 for the six months ended September 30, 2004 to ¥39,963 for the six months ended September 30, 2005. These net decreases were due primarily to the following:

•	a decrease in net interest income of ¥10.5 billion from ¥477.2 billion for the six months ended September 30, 2004 to ¥466.7 billion for the six months ended September 30, 2005 due primarily to a decrease in the interest income on loans, including fees from loans and interest from investment securities, and an increase in interest expense on deposits and on payables under repurchase agreements and securities lending transactions;

•	a decrease of ¥126.7 billion in provision for loan losses from ¥202.4 billion for the six months ended September 30, 2004 to ¥75.7 billion for the six months ended September 30, 2005 due primarily to a decrease of provision for large groups of smaller-balance homogeneous loans and other loans, partially offset by an increase in provision for specifically identified problem loans;

•	a decrease of ¥36.2 billion in non-interest income from ¥524.5 billion for the six months ended September 30, 2004 to ¥488.3 billion for the six months ended September 30, 2005 primarily reflecting a decrease in investment securities gains and foreign exchange gains partially offset by an increase in net trading account gains;

•

an increase of ¥67.0 billion in non-interest expenses from ¥550.6 billion for the six months ended September 30, 2004 to ¥617.6 billion for the six months ended September 30, 2005 primarily as a result of an increase in provision for acceptances and off-balance sheet credit instruments as well as other non-interest expenses which include expenses for the preparation of planned management integration; and

•	an increase of ¥36.0 billion in income tax expense from ¥5.9 billion for the six months ended September 30, 2004 to ¥41.9 billion for the six months ended September 30, 2005 as discussed under “—Income Tax Expense”.

Fiscal Year Ended March 31, 2005 Compared to Fiscal Year Ended March 31, 2004

UFJ Holdings’ net income increased by ¥111.1 billion, or 18.3%, from ¥607.7 billion for the fiscal year ended March 31, 2004 to ¥718.8 billion for the fiscal year ended March 31, 2005. UFJ Holdings’ basic earnings per common share (net income available to common stockholders) increased by ¥18,106, or 15.8%, from ¥114,642 for the fiscal year ended March 31, 2004 to ¥132,748 for the fiscal year ended March 31, 2005. These increases were due primarily to the following:

•	an increase in net interest income of ¥112.6 billion from ¥849.4 billion for the fiscal year ended March 31, 2004 to ¥962.0 billion for the fiscal year ended March 31, 2005 due primarily to the consolidation of Nippon Shinpan and increases in other retail lending;

•	a decrease of ¥221.2 billion in provision for loan losses from ¥313.1 billion in the fiscal year ended March 31, 2004 to ¥91.9 billion in the fiscal year ended March 31, 2005 due primarily to a decrease of provision for large borrowers and a decrease in the loan loss allowance due to collections and additional collateral obtained;

•	an increase of ¥21.5 billion in non-interest income from ¥1,149.9 billion for the fiscal year ended March 31, 2004 to ¥1,171.4 billion for the fiscal year ended March 31, 2005 primarily reflecting an increase in fees and commissions, mainly from the consolidation of Nippon Shinpan, and an increase in other non-interest income partially offset by a decrease in net trading account gains; and

•	an increase of ¥202.8 billion in non-interest expenses from ¥979.9 billion for the fiscal year ended March 31, 2004 to ¥1,182.7 billion for the fiscal year ended March 31, 2005 primarily as a result of the consolidation of Nippon Shinpan.

Fiscal Year Ended March 31, 2004 Compared to Fiscal Year Ended March 31, 2003

UFJ Holdings’ net income increased by ¥945.5 billion from a net loss of ¥337.8 billion for the fiscal year ended March 31, 2003 to a net profit of ¥607.7 billion for the fiscal year ended March 31, 2004. UFJ Holdings’ basic earning per common share for the fiscal year ended March 31, 2004 was ¥114,642, compared to a basic loss per common share of ¥77,926 for the fiscal year ended March 31, 2003. These increases in net income were due primarily to the following:

•	an increase of ¥605.5 billion in non-interest income from ¥544.4 billion for the fiscal year ended March 31, 2003 to ¥1,149.9 billion for the fiscal year ended March 31, 2004 due to increases in fees and commissions and net gains in trading accounts, investment securities and foreign exchange, all of which reflect improvements in market conditions between the periods;

•	a decrease of ¥198.8 billion in provision for loan losses from ¥511.9 billion in the fiscal year ended March 31, 2003 to ¥313.1 billion in the fiscal year ended March 31, 2004 due primarily to improvements in the financial conditions of existing impaired borrowers and fewer new impaired borrowers; and

•	a decrease of ¥234.2 billion in non-interest expense from ¥1,214.1 billion for the fiscal year ended March 31, 2003 to ¥979.9 billion for the fiscal year ended March 31, 2004 primarily due to a goodwill impairment charge of ¥194.0 billion in the fiscal year ended March 31, 2003 relating to the trust business segment. In addition to this charge, an additional impairment charge of ¥62.0 billion relating to the trust business was recorded for the fiscal year ended March 31, 2003 as a cumulative effect of change in accounting principle adjustment.

Net Interest Income

The following table summarizes UFJ Holdings’ net interest income for the periods indicated:

	Fiscal Year Ended March 31,			Six Months Ended September 30,
	2003	2004	2005	2004	2005
	(in billions)
Interest income	¥1,187.0	¥1,058.4	¥1,245.1	¥613.5	¥651.6
Interest expense	269.8	209.0	283.1	136.3	184.9

Net interest income	¥917.2	¥849.4	¥962.0	¥477.2	¥466.7

Interest Income

The following table summarizes UFJ Holdings’ interest income for the periods indicated:

	Fiscal Year Ended March 31,			Six Months Ended September 30,
	2003	2004	2005	2004	2005
	(in billions)
Loans, including fees	¥908.6	¥840.8	¥968.8	¥483.9	¥477.5
Deposits in other banks	33.9	21.3	20.7	8.1	21.7
Investment securities:
Interest	149.0	139.4	188.9	91.8	88.0
Dividends	32.6	22.6	24.6	10.8	12.8
Trading account assets	23.4	17.7	18.8	8.7	9.2
Call loans and funds sold	5.0	3.5	3.9	1.9	2.6
Receivables under reverse repurchase agreements and securities borrowing transactions	34.5	13.1	19.4	8.3	39.8

Total	¥1,187.0	¥1,058.4	¥1,245.1	¥613.5	¥651.6

Six Months Ended September 30, 2005 Compared to Six Months Ended September 30, 2004

Interest income increased by ¥38.1 billion from ¥613.5 billion for the six months ended September 30, 2004 to ¥651.6 billion for the six months ended September 30, 2005. This increase was primarily due to an increase of ¥31.5 billion in interest income on receivables under reverse repurchase agreements and securities borrowing transactions from ¥8.3 billion for the six months ended September 30, 2004 to ¥39.8 billion for the six months ended September 30, 2005. Higher average balances on receivables under reverse repurchase agreements and securities borrowing transactions during the six months ended September 30, 2005 contributed to the increase in interest income. In addition, interest earned on deposits in other banks increased by ¥13.6 billion from ¥8.1 billion for the six months ended September 30, 2004 to ¥21.7 billion for the six months ended September 30, 2005. Interest income on loans decreased due to a lower average balance of loans in the six months ended September 30, 2005 compared to the same period in 2004.

Fiscal Year Ended March 31, 2005 Compared to Fiscal Year Ended March 31, 2004

Interest income increased by ¥186.7 billion from ¥1,058.4 billion for the fiscal year ended March 31, 2004 to ¥1,245.1 billion for the fiscal year ended March 31, 2005. This increase was primarily due to an increase of ¥128.0 billion in interest income on loans from ¥840.8 billion for the fiscal year ended March 31, 2004 to ¥968.8 billion for the fiscal year ended March 31, 2005. In addition, interest earned on investment securities increased by ¥49.5 billion from ¥139.4 billion for the fiscal year ended March 31, 2004 to ¥188.9 billion for the fiscal year ended March 31, 2005.

Interest income earned on loans increased by ¥128.0 billion from ¥840.8 billion for the fiscal year ended March 31, 2004 to ¥968.8 billion for the fiscal year ended March 31, 2005 due to the consolidation of Nippon Shinpan’s credit card and other interest earning businesses. Excluding the contribution of Nippon Shinpan, interest income earned on loans decreased by ¥48.8 billion, reflecting lower levels of corporate loan origination due to weak corporate sector demand for the fiscal year ended March 31, 2005 compared to the fiscal year ended March 31, 2004.

The impact of reduced corporate lending for the fiscal year ended March 31, 2005 was partially offset by an increase in other consumer lending which typically carries a higher interest rate than corporate lending.

Interest income earned on investment securities increased by ¥49.5 billion from ¥139.4 billion for the fiscal year ended March 31, 2004 to ¥188.9 billion for the fiscal year ended March 31, 2005. This increase was due generally to higher average levels of debt securities carried throughout the fiscal year ended March 31, 2005, as compared to the fiscal year ended March 31, 2004. The decrease in demand for corporate loans resulted in the channeling of funding balances into higher holdings of debt securities.

Fiscal Year Ended March 31, 2004 Compared to Fiscal Year Ended March 31, 2003

Interest income decreased by ¥128.6 billion from ¥1,187.0 billion for the fiscal year ended March 31, 2003 to ¥1,058.4 billion for the fiscal year ended March 31, 2004. This was primarily due to a decrease of ¥67.8 billion in interest from loans from ¥908.6 billion for the fiscal year ended March 31, 2003 to ¥840.8 billion for the fiscal year ended March 31, 2004, a decrease of ¥19.6 billion in interest and dividends on investment securities from ¥181.6 billion for the fiscal year ended March 31, 2003 to ¥162.0 billion for the fiscal year ended March 31, 2004 and a decrease of ¥12.6 billion in deposits in other banks from ¥33.9 billion for the fiscal year ended March 31, 2003 to ¥21.3 billion for the fiscal year ended March 31, 2004.

The decrease in interest income from loans was due to lower levels of corporate loan origination for the fiscal year ended March 31, 2004 compared to the fiscal year ended March 31, 2003 due to weak corporate sector demand. The impact of the reduced corporate lending was partially offset by an increase in consumer lending which typically carries a higher rate than corporate lending. In addition, the general level of long-term interest rates was higher for the fiscal year ended March 31, 2004 as compared to the prior year, which also helped to partially offset the decline in corporate lending volumes.

Interest income from foreign currency denominated debt securities decreased by ¥13.8 billion from ¥69.3 billion for the fiscal year ended March 31, 2003 to ¥55.5 billion for the fiscal year ended March 31, 2004. This reflects a reduction in UFJ Holdings’ portfolio of U.S. Dollar-denominated debt securities together with a period-on-period decline in U.S. interest rates. Interest income earned on domestic debt securities increased by ¥4.2 billion from ¥79.7 billion for the fiscal year ended March 31, 2003 to ¥83.9 billion for the fiscal year ended March 31, 2004.

Dividends received on investment securities decreased by ¥10.0 billion from ¥32.6 billion for the fiscal year ended March 31, 2003 to ¥22.6 billion for the fiscal year ended March 31, 2004 due to a reduction in UFJ Holdings’ equity portfolio to reduce cross-holdings of customers’ equity securities.

The decrease of ¥12.6 billion in interest on deposits in other banks was due to a general reduction in interest earning deposits in other banks in the fiscal year ended March 31, 2004 as compared to the fiscal year ended March 31, 2003. Interest-earning deposits in other banks fluctuate significantly from day to day depending upon financial market conditions. Interest-earning deposits in other banks decreased 9.2%, from ¥964.2 billion at March 31, 2003 to ¥875.3 billion at March 31, 2004. This decrease primarily reflects the daily operation and liquidity needs of UFJ Holdings and money market conditions.

Interest Expense

The following table summarizes UFJ Holdings’ interest expense for the periods indicated:

	Fiscal Year Ended March 31,			Six Months Ended September 30,
	2003	2004	2005	2004	2005
	(in billions)
Deposits	¥108.2	¥74.8	¥83.5	¥38.8	¥54.1
Call money and funds purchased	3.2	1.3	1.7	0.7	1.9
Payables under repurchase agreements and securities lending transactions	38.0	18.6	31.0	11.0	47.4
Due to trust account	5.9	6.2	7.3	3.9	2.6
Other short-term borrowings and trading account liabilities	27.6	19.4	16.7	16.5	12.8
Long-term debt	86.9	88.7	142.9	65.4	66.1

Total	¥269.8	¥209.0	¥283.1	¥136.3	¥184.9

Six Months Ended September 30, 2005 Compared to Six Months Ended September 30, 2004

Interest expense increased by ¥48.6 billion to ¥184.9 billion for the six months ended September 30, 2005 from ¥136.3 billion for the six months ended September 30, 2004. This increase was primarily due to an increase of ¥36.4 billion in interest expense on payables under repurchase agreements and securities lending transactions from ¥11.0 billion for the six months ended September 30, 2004 to ¥47.4 billion for the six months ended September 30, 2005. In addition, interest expense on deposits increased by ¥15.3 billion from ¥38.8 billion for the six months ended September 30, 2004 to ¥54.1 billion for the six months ended September 30, 2005. This increase was due primarily to higher U.S. dollar interest rates on foreign deposits.

Fiscal Year Ended March 31, 2005 Compared to Fiscal Year Ended March 31, 2004

Interest expense increased by ¥74.1 billion to ¥283.1 billion for the fiscal year ended March 31, 2005 from ¥209.0 billion for the fiscal year ended March 31, 2004. This increase was primarily due to an increase of ¥54.2 billion in interest expense on long-term borrowings from ¥88.7 billion for the fiscal year ended March 31, 2004 to ¥142.9 billion for the fiscal year ended March 31, 2005. The increase in interest payable on long-term borrowings was due to a net increase in long-term borrowing levels, which reflects the consolidation of Nippon Shinpan funding balances.

Fiscal Year Ended March 31, 2004 Compared to Fiscal Year Ended March 31, 2003

Interest expense decreased by ¥60.8 billion from ¥269.8 billion for the fiscal year ended March 31, 2003 to ¥209.0 billion for the fiscal year ended March 31, 2004. This was due to a decrease of ¥33.4 billion in deposit interest from ¥108.2 billion for the fiscal year ended March 31, 2003 to ¥74.8 billion for the fiscal year ended March 31, 2004, a reduction of ¥19.4 billion in interest expense on payables under repurchase agreements and securities lending transactions from ¥38.0 billion for the fiscal year ended March 31, 2003 to ¥18.6 billion for the fiscal year ended March 31, 2004 and a decrease of ¥8.2 billion in other short-term borrowings from ¥27.6 billion for the fiscal year ended March 31, 2003 to ¥19.4 billion for the fiscal year ended March 31, 2004.

The decrease of ¥33.4 billion in deposit interest was primarily due to lower levels of interest credited to deposit accounts. As existing deposits expired during the fiscal year ended March 31, 2004, they were generally renewed at lower levels of interest compared to rates credited for the fiscal year ended March 31, 2003, which reflected UFJ Holdings’ strategy of aligning rates to market movements.

The decrease of ¥19.4 billion in interest expense on payables under repurchase agreements and securities lending transactions and the decrease of ¥8.2 billion in interest expense on other short-term borrowings were due primarily to UFJ Holdings reducing its short-term funding portfolio in exchange for longer-term funding and higher deposit balances.

Provision for Loan Losses

Provision for loan losses was charged to operations to maintain the allowance for loan losses at a level deemed appropriate by management. For a description of the approach and methodology used to establish the provision for loan losses, see “—Financial Condition—Allowance for Loan Losses, Nonperforming and Past Due Loans.”

Six Months Ended September 30, 2005 Compared to Six Months Ended September 30, 2004

Provision for loan losses was ¥75.7 billion for the six months ended September 30, 2005, a decrease of ¥126.7 billion, or 62.6%, compared to ¥202.4 billion for the six months ended September 30, 2004. This decrease reflected primarily a decrease in provision for large groups of smaller-balance homogenous loans and other loans, partially offset by an increase in provision for specifically identified problem loans.

Fiscal Year Ended March 31, 2005 Compared to Fiscal Year Ended March 31, 2004

Provision for loan losses was ¥91.9 billion for the fiscal year ended March 31, 2005, a decrease of ¥221.2 billion, or 70.7%, compared to ¥313.1 billion for the fiscal year ended March 31, 2004. This decrease reflected primarily a decrease in provisions for large borrowers, as a result of certain large borrowers implementing restructuring plans as discussed under “—Restructurings of Certain Large Borrowers,” and an increase in the reversal of provision for loan losses due to additionally obtained collateral or collection.

Fiscal Year Ended March 31, 2004 Compared to Fiscal Year Ended March 31, 2003

Provision for loan losses was ¥313.1 billion for the year ended March 31, 2004, a decrease of ¥198.8 billion, or 38.8%, compared to ¥511.9 billion for the fiscal year ended March 31, 2003. This decrease principally reflected a reduction in the amount of impaired loans, complemented by improvements in the financial condition of existing impaired borrowers. Improvements in the Japanese economy were also reflected through a lowering of provisioning rates against large groups of smaller balance homogeneous loans and a consequential reduction of the related allowance, which was magnified by a reduction in the overall level of lending to these groups.

Non-Interest Income

The following table summarizes UFJ Holdings’ non-interest income for the periods indicated:

	Fiscal Year Ended March 31,			Six Months Ended September 30,
	2003	2004	2005	2004	2005
	(in billions)
Fees and commissions:
Trust fees	¥56.3	¥50.1	¥50.0	¥25.2	¥23.1
Fees on funds transfer and service charges for collections	78.6	80.7	82.3	40.8	40.6
Fees and commissions on international business	35.2	39.1	38.1	20.1	18.0
Fees and commissions on credit card business	16.8	33.6	86.2	41.8	44.6
Service charges on deposits	35.5	37.8	42.5	20.7	22.5
Fees and commissions on securities business	48.5	70.3	60.4	39.4	30.6
Fees and commissions on stock transfer agency services	28.7	30.2	34.7	17.0	17.0
Fees and commissions on guarantee business	8.5	12.7	54.1	26.7	27.2
Other fees and commissions	73.9	91.2	146.9	65.3	81.4

Total	382.0	445.7	595.2	297.0	305.0
Foreign exchange gains (losses)—net	(17.5)	95.6	89.3	5.4	(87.9)
Trading account gains (losses)—net	(37.5)	228.9	(45.9)	(65.4)	122.1
Investment securities gains—net	122.0	316.9	291.4	250.7	88.3
Refund of local taxes by the Tokyo Metropolitan Government	—	25.7	—	—	—
Equity in earnings (loss) of affiliated companies	0.5	(35.3)	20.4	9.2	16.4
Gain on sale-leaseback contract	—	—	84.8	—	—
Gain on pension settlement	—	—	50.1	—	—
Other non-interest income	94.9	72.4	86.1	27.6	44.4

Total non-interest income	¥544.4	¥1,149.9	¥1,171.4	¥524.5	¥488.3

Six Months Ended September 30, 2005 Compared to Six Months Ended September 30, 2004

Non-interest income for the six months ended September 30, 2005 was ¥488.3 billion, a decrease of ¥36.2 billion, or 6.9%, from ¥524.5 billion for the six months ended September 30, 2004. This decrease was due primarily to a decrease in investment securities gains and foreign exchange gains partially offset by an increase in net trading account gains.

UFJ Holdings had fees and commissions income of ¥305.0 billion for the six months ended September 30, 2005 compared to ¥297.0 billion for the six months ended September 30, 2004, an increase of ¥8.0 billion. The increase was due primarily to an increase of ¥16.1 billion in other fees and commissions from ¥65.3 billion for the six months ended September 30, 2004 to ¥81.4 billion for the six months ended September 30, 2005. This increase reflected increased fees and commissions from insurance brokerage activities.

Net trading account gains (losses) for the six months ended September 30, 2004 and 2005 consisted of the following:

	Six Months Ended September 30,
	2004	2005
	(in billions)
Net profits (losses) on derivative instruments, primarily interest-rate futures, swaps and options	¥(26.8)	¥105.5
Net profits (losses) on trading securities	(38.6)	16.6

Net trading account profits (losses)	¥(65.4)	¥122.1

UFJ Holdings had net trading account profits of ¥122.1 billion for the six months ended September 30, 2005 as compared to net trading account losses of ¥65.4 billion for the six months ended September 30, 2004.

Net gains on derivative instruments, primarily interest rate futures, swaps and options, increased by ¥132.3 billion from a net loss of ¥26.8 billion for the six months ended September 30, 2004 to a net profit of ¥105.5 billion for the six months ended September 30, 2005. This increase was due primarily to an increase in net profits on interest rate swaps.

Net gains on trading securities increased by ¥55.2 billion, from a net loss of ¥38.6 billion for the six months ended September 30, 2004 to ¥16.6 billion for the six months ended September 30, 2005. This increase reflects improved securities trading market conditions in the six months ended September 30, 2005 as compared to the six months ended September 30, 2004.

Net investment securities gains for the six months ended September 30, 2004 and 2005 are summarized below:

	Six Months Ended September 30,
	2004	2005
	(in billions)
Net gains on sales of marketable equity securities	¥229.7	¥55.6
Impairment losses on marketable equity securities	(31.4)	(8.4)
Net gains on sales of debt securities and others	52.4	41.1

Net investment securities gains	¥250.7	¥88.3

Net investment securities gains for the six months ended September 30, 2005 were ¥88.3 billion, a decrease of ¥162.4 billion, or 64.8%, from ¥250.7 billion for the six months ended September 30, 2004. Net gains on sales of equity securities decreased primarily due to a decreased level of sales as UFJ Holdings had reduced its exposure to equity securities over the past few periods. Impairment losses on equity securities improved by ¥23.0 billion from ¥31.4 billion in the six months ended September 30, 2004 to ¥8.4 billion in the six months ended September 30, 2005 due primarily to a rise in Japanese stock prices. Net gains on sales of debt securities and others decreased by ¥11.3 billion from ¥52.4 billion in the six months ended September 30, 2004 to ¥41.1 billion in the six months ended September 30, 2005 due primarily to declines in the prices of bonds.

Fiscal Year Ended March 31, 2005 Compared to Fiscal Year Ended March 31, 2004

Non-interest income for the fiscal year ended March 31, 2005 was ¥1,171.4 billion, an increase of ¥21.5 billion, or 1.9%, from ¥1,149.9 billion for the fiscal year ended March 31, 2004. This increase was due primarily to an increase of ¥149.5 billion in fees and commissions from ¥445.7 billion for the fiscal year ended March 31,

2004 to ¥595.2 billion for the fiscal year ended March 31, 2005, a gain on sale-leaseback contract of ¥84.8 billion for the fiscal year ended March 31, 2005 resulting from UFJ Bank’s entering into a sale-leaseback transaction of its Tokyo headquarters and a gain on pension settlement of ¥50.1 billion for the fiscal year ended March 31, 2005 resulting from UFJ Bank’s transfer of obligations under its employees’ pension fund and related plan assets to the Japanese government in connection with the separation of a substitutional portion, partially offset by net trading account losses of ¥45.9 billion for the fiscal year ended March 31, 2005 as compared to net trading account gains of ¥228.9 billion for the fiscal year ended March 31, 2004.

UFJ Holdings had fees and commissions income of ¥595.2 billion for the fiscal year ended March 31, 2005 compared to ¥445.7 billion for the fiscal year ended March 31, 2004, an increase of ¥149.5 billion. The increase was due primarily to an increase of ¥52.6 billion in fees and commission on credit cards and an increase of ¥41.4 billion in guarantees business. Both of these increases reflect primarily the consolidation of Nippon Shinpan. Other fees and commissions increased by ¥55.7 billion from ¥91.2 billion for the fiscal year ended March 31, 2004 to ¥146.9 billion for the fiscal year ended March 31, 2005. This increase reflected increased fees and commissions from insurance brokerage activities and additional fee earning activities of Nippon Shinpan such as installment fees on consumer shopping loans.

Net trading account gains (losses) for the fiscal years ended March 31, 2004 and 2005 consisted of the following:

	Fiscal Year Ended March 31,
	2004	2005
	(in billions)
Net gains (losses) on derivative instruments, primarily interest-rate futures, swaps and options	¥36.9	¥(77.1)
Net gains on trading securities	192.0	31.2

Net trading account gains (losses)	¥228.9	¥(45.9)

UFJ Holdings had net trading account losses of ¥45.9 billion for the fiscal year ended March 31, 2005 as compared to net trading account gains of ¥228.9 billion for the fiscal year ended March 31, 2004.

Net gains on derivative instruments, primarily interest rate futures, swaps and options, decreased by ¥114.0 billion from a net gain of ¥36.9 billion for the fiscal year ended March 31, 2004 to a net loss of ¥77.1 billion for the fiscal year ended March 31, 2005. This decrease was due primarily to a decrease in net profits on interest rate swaps and interest rate options. In particular, in order to manage interest rate risks on its long-term debt, UFJ Holdings had net receive-fix and pay-variable positions in its interest rate swap portfolios. These portfolios decreased in value in an increasing interest rate environment for U.S. dollar-denominated obligations.

Net gains on trading securities decreased by ¥160.8 billion, from ¥192.0 billion for the fiscal year ended March 31, 2004 to ¥31.2 billion for the fiscal year ended March 31, 2005. This decrease reflects weaker market conditions in the fiscal year ended March 31, 2005 as compared to the fiscal year ended March 31, 2004.

Net investment securities gains for the fiscal year ended March 31, 2004 and 2005 are summarized below:

	Fiscal Year Ended March 31,
	2004	2005
	(in billions)
Net gains on sales of equity securities	¥404.0	¥252.3
Impairment losses on equity securities	(122.9)	(32.5)
Net gains on sales of debt securities and others	35.8	71.6

Net investment securities gains	¥316.9	¥291.4

Net investment securities gains for the fiscal year ended March 31, 2005 were ¥291.4 billion, a decrease of ¥25.5 billion, or 8.1%, from ¥316.9 billion for the fiscal year ended March 31, 2004. Net gains on sales of equity securities decreased primarily due to a decreased level of sales to realize cumulative unrealized equity gains reflecting UFJ Holdings’ ongoing strategy to reduce its exposure to equity securities. In addition, net gains on sales of equity securities for the fiscal year ended March 31, 2004 include a gain of ¥40.2 billion from contributions to UFJ Bank’s and UFJ Trust’s pension trusts which were not repeated in the fiscal year ended March 31, 2005. Impairment losses on equity securities improved by ¥90.4 billion from ¥122.9 billion in the fiscal year ended March 31, 2004 to ¥32.5 billion in the fiscal year ended March 31, 2005 due primarily to a decrease in impairment losses on preferred stock. The decrease in impairment losses on preferred stock in turn reflected the incurrence of impairment losses in the fiscal year ended March 31, 2004 due to earlier restructurings of certain large borrowers other than those undertaken in the fiscal year ended March 31, 2005. Net gains on sales of debt securities and others increased by ¥35.8 billion from ¥35.8 billion in the fiscal year ended March 31, 2004 to ¥71.6 billion in the fiscal year ended March 31, 2005 due primarily to sales of long term Japanese government bonds in improved bond market conditions.

Fiscal Year Ended March 31, 2004 Compared to Fiscal Year Ended March 31, 2003

Non-interest income for the fiscal year ended March 31, 2004 was ¥1,149.9 billion, an increase of ¥605.5 billion, or 111.2%, from ¥544.4 billion for fiscal year ended March 31, 2003. This increase was due primarily to net trading account gains of ¥228.9 billion for the fiscal year ended March 31, 2004 as compared to net trading account losses of ¥37.5 billion for the fiscal year ended March 31, 2003 as well as an increase of ¥194.9 billion in net investment securities gains from ¥122.0 billion for the fiscal year ended March 31, 2003 to ¥316.9 billion for the fiscal year ended March 31, 2004 and an increase of ¥113.1 billion in net foreign exchange gains from a loss of ¥17.5 billion for the fiscal year ended March 31, 2003 to a gain of ¥95.6 billion for the fiscal year ended March 31, 2004.

UFJ Holdings had fees and commissions income of ¥445.7 billion for the fiscal year ended March 31, 2004, compared to ¥382.0 billion for the fiscal year ended March 31, 2003. The increase was due primarily to an increase of ¥21.8 billion in fees and commissions on securities business from ¥48.5 billion for the fiscal year ended March 31, 2003 to ¥70.3 billion for the fiscal year ended March 31, 2004, an increase of ¥16.8 billion in fees and commissions on credit card businesses from ¥16.8 billion for the fiscal year ended March 31, 2003 to ¥33.6 billion for the fiscal year ended March 31, 2004, and an increase of ¥17.3 billion in other fees and commissions from ¥73.9 billion for the fiscal year ended March 31, 2003 to ¥91.2 billion for the fiscal year ended March 31, 2004.

The increase in fees and commissions in the securities business reflects increased securities trading volumes due to improved market conditions as well as increased underwriting activity. The increase in fees and commissions on credit card business reflected the consolidation of UFJ Card since the beginning of October 2002. The increase in other fees and commissions reflected increased fees and commissions from investment fund management and insurance brokerage activities.

UFJ Holdings had net foreign exchange gains of ¥95.6 billion for the fiscal year ended March 31, 2004, compared to net foreign exchange losses of ¥17.5 billion for the prior fiscal year. This improvement primarily reflected an increase in transaction gains on translation of monetary liabilities denominated in foreign currencies due to the appreciation of the Yen. All transaction gains or losses on translation of monetary liabilities denominated in foreign currencies are included in current earnings. However, the transaction gains or losses on translation of securities available for sale, such as bonds denominated in foreign currencies, are not included in current earnings but are reflected in other changes in equity from nonowner sources.

Net trading account gains (losses) for the fiscal years ended March 31, 2003 and 2004 consisted of the following:

	Fiscal Year Ended March 31,
	2003	2004
	(in billions)
Net profits on derivative instruments, primarily interest-rate futures, swaps and options	¥213.9	¥36.9
Net profits (losses) on trading securities	(251.4)	192.0

Net trading account profits (losses)	¥(37.5)	¥228.9

UFJ Holdings recorded net trading account losses of ¥37.5 billion for the fiscal year ended March 31, 2003 and net trading account gains of ¥228.9 billion for the fiscal year ended March 31, 2004.

Net gains on derivative instruments, primarily interest-rate futures, swaps and options, decreased by ¥177.0 billion from ¥213.9 billion for the fiscal year ended March 31, 2003 to ¥36.9 billion for the fiscal year ended March 31, 2004. This decrease was due primarily to a decrease in net profits on interest rate swaps and interest rate options. In particular, in order to manage interest rate risks on its long-term debt, UFJ Holdings had net receive-fix and pay-variable positions in its interest rate swap portfolios. These portfolios decreased in value in an increasing interest rate environment.

Net losses on trading securities were ¥251.4 billion for the fiscal year ended March 31, 2003 as compared to net gains on trading securities of ¥192.0 billion for the fiscal year ended March 31, 2004. This increase of ¥443.4 billion was due primarily to improving market conditions in the fiscal year ended March 31, 2004 as compared to the fiscal year ended March 31, 2003.

Net investment securities gains for the fiscal years ended March 31, 2003 and 2004 are summarized below:

	Fiscal Year Ended March 31,
	2003	2004
	(in billions)
Net gains on sales of marketable equity securities	¥181.7	¥404.0
Impairment losses on marketable equity securities	(265.3)	(122.9)
Net gains on sales of debt securities and others	205.6	35.8

Net investment securities gains	¥122.0	¥316.9

Net investment securities gains for the fiscal year ended March 31, 2004 was ¥316.9 billion, an increase of ¥194.9 billion, or 159.8%, from ¥122.0 billion for the fiscal year ended March 31, 2003.

Net gains on sales of equity securities increased by ¥222.3 billion from ¥181.7 billion for the fiscal year ended March 31, 2003 to ¥404.0 billion for the fiscal year ended March 31, 2004. This increase was due primarily to realizing investment gains from the significant improvement in the Japanese stock market over the period. Impairment losses on equity securities improved by ¥142.4 billion from ¥265.3 billion in the fiscal year ended March 31, 2003 to ¥122.9 billion in the fiscal year ended March 31, 2004 due primarily to a higher level of common stock impairment in the fiscal year ended March 31, 2003 reflecting the significant decline in the Japanese stock market during that fiscal year. Net gains on sales of debt securities and others decreased by ¥169.8 billion from ¥205.6 billion for the fiscal year ended March 31, 2003 to ¥35.8 billion for the fiscal year ended March 31, 2004. This decrease was primarily due to worsening bond market conditions resulting from increases in interest rates.

In October 2003, a number of banks, including UFJ Bank and UFJ Trust Bank, entered into a settlement at court with the Tokyo Metropolitan Government and the Tokyo Governor and withdrew their complaints regarding the Tokyo Metropolitan Government’s local tax on large banks. The settlement included a revision of the applicable tax rate to 0.9%, from 3.0%, effective retroactive to the date of enactment of the local tax for the fiscal year ended March 31, 2001, and a refund representing the difference between the amount already paid by the banks and the amount computed based on the newly enacted rate plus accrued interest. As a result of this settlement, UFJ Holdings received an aggregate tax refund plus accrued interest of ¥25.7 billion in the fiscal year ended March 31, 2004.

For the fiscal year ended March 31, 2004, UFJ Holdings recorded losses of ¥35.3 billion on equity in earnings of affiliated companies as compared to gains of ¥0.5 billion for the fiscal year ended March 31, 2003 due primarily to net losses recorded to Nippon Shinpan in the period.

Non-Interest Expenses

The following table summarizes UFJ Holdings’ non-interest expenses for the periods indicated:

	Fiscal Year Ended March 31,			Six Months Ended September 30,
	2003	2004	2005	2004	2005
	(in billions)
Salaries and employee benefits	¥354.4	¥344.6	¥317.5	¥161.0	¥168.8
Occupancy expenses—net	121.2	121.2	116.3	68.0	65.9
Fees and commission expense	53.5	50.9	80.2	45.5	47.4
Amortization of intangible assets	85.0	82.7	111.5	55.1	58.4
Impairment of goodwill	194.0	—	—	—	—
Insurance premiums, including deposit insurance	50.9	52.0	51.6	25.8	27.1
Minority interest in income (loss) of consolidated subsidiaries	17.4	19.7	21.4	3.7	(10.7)
Communications	22.7	22.5	31.2	16.7	16.2
Provision (reversal) for acceptances and off-balance sheet credit instruments	(12.0)	0.8	8.0	(9.7)	22.9
Losses on sales and disposal of premises and equipment	28.1	19.2	8.3	3.5	9.7
Advisory services	—	—	48.6	—	—
Other non-interest expenses	298.9	266.3	388.1	181.0	211.9

Total non-interest expense	¥1,214.1	¥979.9	¥1,182.7	¥550.6	¥617.6

Six Months Ended September 30, 2005 Compared to Six Months Ended September 30, 2004

Non-interest expenses for the six months ended September 30, 2005 were ¥617.6 billion, an increase of ¥67.0 billion, or 12.2%, from ¥550.6 billion for the six months ended September 30, 2004. This increase was due primarily to the increase in provision for acceptances and off-balance sheet credit instruments as well as other non-interest expenses which include expenses for the preparation of planned management integration.

Fiscal Year Ended March 31, 2005 Compared to Fiscal Year Ended March 31, 2004

Non-interest expenses for the fiscal year ended March 31, 2005 were ¥1,182.7 billion, an increase of ¥202.8 billion, or 20.7%, from ¥979.9 billion for the fiscal year ended March 31, 2004. This increase was due primarily to the consolidation of Nippon Shinpan and advisory service expenses related to UFJ Strategic Partner. This increase was slightly offset by a reduction in salaries and employee benefits.

On consolidation of Nippon Shinpan, UFJ Holdings recognized customer relationship, brand and trade name, and technology-related intangible assets of ¥162.3 billion. Amortization of these intangible assets in the fiscal year ended March 31, 2005 was ¥18.8 billion.

A general decrease in salaries and employee benefits of UFJ Holdings due to a reduction in headcount and of employee bonuses was partially offset by increased salaries and employee benefit costs of Nippon Shinpan of ¥52.4 billion.

Other non-interest expenses, which consists of administrative-related expenses, depreciation, disposal gains and losses and other expenses, increased by ¥121.8 billion from ¥266.3 billion for the fiscal year ended March 31, 2004 to ¥388.1 billion for the fiscal year ended March 31, 2005. This increase reflects primarily other non-interest expenses associated with the consolidation of Nippon Shinpan.

Fiscal Year Ended March 31, 2004 Compared to Fiscal Year Ended March 31, 2003

Non-interest expenses decreased by ¥234.2 billion to ¥979.9 billion for the fiscal year ended March 31, 2004 from ¥1,214.1 billion for the fiscal year ended March 31, 2003. This decrease was primarily related to an impairment charge of ¥194.0 billion charged against UFJ Holdings’ trust business in the fiscal year ended March 31, 2003.

Income Tax Expense

The following table summarizes UFJ Holdings’ income tax expense for the periods indicated:

	Fiscal Year Ended March 31,			Six Months Ended September 30,
	2003	2004	2005	2004	2005
	(in billions, except percentages)
Income (loss) before income tax expense, cumulative effect of change in accounting principle and extraordinary gain	¥(264.4)	¥706.3	¥858.8	¥248.7	¥261.7
Income tax expense	23.7	95.6	143.0	5.9	41.9
Effective tax rate	(9.0)%	13.5%	16.7%	2.4%	16.0%
Normal effective statutory tax rate	42.0%	42.0%	40.7%	40.7%	40.7%

Six Months Ended September 30, 2005 Compared to Six Months Ended September 30, 2004

UFJ Holdings had income tax expense of ¥41.9 billion for the six months ended September 30, 2005 compared to ¥5.9 billion for the six months ended September 30, 2004. When UFJ Holdings was established on April 2, 2001, the business combination was accounted for as a purchase by Sanwa Bank of Tokai Bank and Toyo Trust. A valuation allowance was recognized for deferred tax assets in excess of the deferred tax liability for Tokai Bank and Toyo Trust’s deductible temporary differences and operating loss at the acquisition date. For the period ended September 30, 2005, some tax benefits related to the deductible temporary differences and operating loss carry-forwards of Tokai Bank and Toyo Trust that existed at the acquisition were subsequently recognized and the respective reversal of the valuation allowance was accounted for by crediting goodwill instead of reducing reported income tax expense.

Similarly, as of April 1, 2004, Nippon Shinpan was newly consolidated and a valuation allowance was recognized for deferred tax assets. Subsequently, some tax benefits for deductible temporary differences were recognized for the fiscal year ended March 31, 2005, and the respective reversal of the valuation allowance was accounted for by crediting goodwill rather than decreasing income tax expense at March 31, 2005. No such benefits were recognized during the period ended September 30, 2005.

The normal effective statutory tax of UFJ Holdings was 42.0% and 40.7% for the fiscal years ended March 31, 2004 and 2005, respectively. Under local tax laws enacted in March 2003 for the fiscal years beginning after March 31, 2004, new uniform local taxes became effective. These new rules introduce value-added taxes and replace part of the existing local taxes based on income. The new local taxes are computed based on three components: (a) amount of profit, (b) amount of value-added (total payroll, net interest paid or received, net rent paid and income before use of net operating losses) and (c) amount of total paid-in capital. The taxes are computed by adding together the totals of each of the three components which are calculated separately. The enactment of the new uniform local tax laws mentioned above, will supersede the current local taxes, including the local taxes levied by the Tokyo Metropolitan Government. New local tax laws enacted in March 2003 for fiscal years beginning after March 31, 2004 resulted in a decrease of 1.3% in the normal effective statutory tax rate of UFJ Holdings.

For the six months ended September 30, 2005, the effective income tax rate was 16.0%, which was 24.7% lower than the statutory tax rate of 40.7%. The lower tax rate was due primarily to the continuing adjustments to the valuation allowance. For the six months ended September 30, 2004, the effective income tax rate was 2.4%, which was 38.3% lower than the statutory tax rate of 40.7%. The lower tax rate primarily reflects the continuing adjustments to the valuation allowance.

Fiscal Year Ended March 31, 2005 Compared to Fiscal Year Ended March 31, 2004

UFJ Holdings had income tax expense of ¥143.0 billion for the fiscal year ended March 31, 2005 compared to ¥95.6 billion for the year ended March 31, 2004. This increase was due primarily to the recognition of some tax benefits acquired from Tokai Bank, Toyo Trust and Nippon Shinpan for which a valuation allowance had been established at the acquisition date. The respective reduction in a valuation allowance was accounted for by crediting goodwill rather than income tax expenses.

Fiscal Year Ended March 31, 2004 Compared to Fiscal Year Ended March 31, 2003

UFJ Holdings had income tax expense of ¥95.6 billion for the year ended March 31, 2004 compared to income tax expense of ¥23.7 billion for the year ended March 31, 2003. This increase was due primarily to the recognition of some tax benefits acquired from Tokai Bank for which a valuation allowance had been established at the acquisition date. This reduction in valuation allowance of ¥64.3 billion was accounted for by crediting goodwill rather than income tax expense.

The following table summarizes reconciling items between the effective statutory tax rates and the actual effective tax rates for the periods indicated:

	Fiscal Year Ended March 31,
	2003	2004	2005
Normal effective statutory tax rate of UFJ Holdings	42.0%	42.0%	40.7%
Increase (decrease) in taxes resulting from:
Nondeductible expenses	(0.5)	6.1	0.3
Undistributed (earnings) losses of foreign subsidiaries	(2.0)	0.8	2.1
Higher (lower) tax rates applicable to income of subsidiaries	3.5	(4.6)	(0.1)
Nontaxable income	—	(0.9)	(0.1)
Change in valuation allowance	(56.1)	(36.4)	(33.9)
Enacted net change in tax rates—net	29.5	(3.3)	(0.2)
Realization of previously unrealized tax benefits of subsidiaries	4.8	9.1	8.9
Goodwill impairment	(27.9)	—	—
Per capita tax	(0.3)	0.2	0.2
Other—net	(2.0)	0.5	(1.2)

Effective income tax rate	(9.0)%	13.5%	16.7%

The effective income tax rate was 16.7% for the fiscal year ended March 31, 2005, 24.0% lower than the normal effective statutory tax rate of 40.7%. This lower tax rate primarily reflected the continuing adjustments to the valuation allowance accounted against deferred tax at the rate of 91.9% at March 31, 2005.

The effective income tax rate was 13.5% for the fiscal year ended March 31, 2004, 28.5% lower than the normal effective statutory tax rate of 42.0%. This lower tax rate primarily reflected the continuing adjustments to the valuation allowance accounted against deferred tax at the rate of 90.6% at March 31, 2004.

The effective income tax rate was (9.0%) for the fiscal year ended March 31, 2003 in the context when pretax loss was posted for the period while the normal effective statutory tax rate was 42.0%. This difference in tax rate primarily reflected the enacted change in the tax rate, recognition of nondeductible impairment loss of goodwill and the continuing adjustments to the valuation allowance against deferred tax at the rate of 92.4% at March 31, 2003.

Cumulative Effect of Change in Accounting Principle, Net of Taxes

Upon adoption of FIN 46R, UFJ Holdings concluded that certain borrowers are variable interest entities for which UFJ Holdings is the primary beneficiary. UFJ Holdings consolidated these borrowers for the first time beginning April 1, 2004 and recognized a gain of ¥3.0 billion in the fiscal year ended March 31, 2005 due to cumulative effect of change in accounting principle, net of taxes. These entities included certain real estate businesses.

In the fiscal year ended March 31, 2004, UFJ Holdings recognized a loss of ¥3.0 billion due to cumulative effect of change in accounting principle, net of taxes, in respect of an asset retirement obligation on adoption of FAS 143, “Accounting for Asset Retirement Obligations.” This relates to UFJ Holdings’ obligations in respect of leasehold improvements made to operating lease facilities whereby UFJ Holdings is required to return the facility to its original condition at the end of the lease term.

In the fiscal year ended March 31, 2003, UFJ Holdings recorded a loss of ¥62.0 billion due to cumulative effect of change in accounting principle, net of taxes, in relation to a transitional goodwill impairment charge of the trust business segment, on adoption of FAS 142, “Goodwill and Other Intangible Assets.”

Extraordinary Gain, Net of Taxes

In connection with the June 2002 transaction between UFJ Capital Markets Securities and Tsubasa Securities that created UFJ Tsubasa Securities, ¥23.0 billion of excess of net assets acquired over consideration given was recorded. After reducing the recorded amount of acquired non-current non-financial assets, the remaining ¥12.3 billion of excess was credited to income as an extraordinary gain in the fiscal year ended March 31, 2003.

Business Segment Analysis

UFJ Holdings measured the performance of each of its business segments primarily in terms of “operating profit” in accordance with the regulatory reporting requirements of the Financial Services Agency. Operating profit and other segment information are based on Japanese GAAP and are not consistent with UFJ Holdings’ financial statements prepared on the basis of U.S. GAAP. For example, operating profit under Japanese GAAP does not reflect items such as a part of provision for loan losses and equity investment securities gains (losses). In addition, this segment information does not include the results of operations of Nippon Shinpan, which was not deemed to be a consolidated subsidiary of UFJ Holdings under Japanese GAAP for the periods presented. If Nippon Shinpan were consolidated under Japanese GAAP, it would be reported within the retail banking business unit.

UFJ Holdings was organized into the following business segments:

•	The Retail Banking business unit provided banking products and services of UFJ Bank to individual customers in Japan.

•	The Corporate Banking business unit provided banking products and services of UFJ Bank to large corporations and small- and medium-sized companies.

•	The Global Banking and Trading business unit provided banking services of UFJ Bank to large Japanese corporations on their overseas operations as well as non-Japanese corporations who do business on a global basis and conduct trading operations with markets and customers.

•	The Planning and Administration unit included UFJ Bank’s treasury services (asset and liability management and bond-related businesses) as well as the corporate advisory group and other indirect businesses of UFJ Bank.

•	The UFJ Trust Bank business unit provided all operations of UFJ Trust Bank including retail and corporate banking, trust services, stock transfer agency services, real estate services, asset securitization services, asset management services and custody operations.

•	The Other segment included asset management services and the securities business which provided a broad range of retail and corporate securities services including retail brokerage, support for equity financing, securitization and mergers and acquisitions advisory services.

Six Months Ended September 30, 2005 Compared to Six Months Ended September 30, 2004

The following table shows the business segment information for the six months ended September 30, 2004 and 2005:

	UFJ Bank
	Retail Banking	Corporate Banking	Global Banking and Trading	Planning and Administration	UFJ Trust	Other	Total
	(in billions)
Six months ended September 30, 2004
Net revenue	¥199.5	¥272.1	¥90.7	¥98.7	¥76.3	¥36.1	¥773.4
Operating expenses	(151.6)	(106.4)	(30.7)	(0.8)	(37.6)	(28.1)	(355.2)

Operating profit	¥47.9	¥165.7	¥60.0	¥97.9	¥38.7	¥8.0	¥418.2

Six months ended September 30, 2005
Net revenue	¥212.3	¥264.4	¥92.7	¥72.0	¥74.7	¥41.7	¥757.8
Operating expenses	(146.8)	(105.2)	(30.6)	(13.4)	(37.1)	(31.5)	(364.6)

Operating profit	¥65.5	¥159.2	¥62.1	¥58.6	¥37.6	¥10.2	¥393.2

Retail Banking.    Net revenue of UFJ Bank’s retail banking business group increased by ¥12.8 billion, or 6.4%, from ¥199.5 billion for the six months ended September 30, 2004 to ¥212.3 billion for the six months ended September 30, 2005. This increase was due mainly to an increase in non-interest income from fees on investment products and ATM-related commissions. Net interest income decreased due to a decrease in the interest-rate margin on housing loans. Operating expenses decreased by ¥4.8 billion, or 3.2%, from ¥151.6 billion to ¥146.8 billion. As a result of the foregoing, operating profit increased by ¥17.6 billion, or 36.8%, from ¥47.9 billion for the six months ended September 30, 2004 to ¥65.5 billion for the six months ended September 30, 2005.

Corporate Banking.    Net revenue of UFJ Bank’s corporate banking business group decreased by ¥7.7 billion, or 2.8%, from ¥272.1 billion for the six months ended September 30, 2004 to ¥264.4 billion for the six months ended September 30, 2005. This decrease was due mainly to a decrease in interest income on loans. Operating expenses decreased by ¥1.2 billion, or 1.1%, from ¥106.4 billion to ¥105.2 billion. As a result of the foregoing, operating profit decreased by ¥6.5 billion, or 3.9%, from ¥165.7 billion for the six months ended September 30, 2004 to ¥159.2 billion for the six months ended September 30, 2005.

Global Banking and Trading.    Net revenue of UFJ Bank’s global banking and trading business group increased by ¥2.0 billion, or 2.3%, from ¥90.7 billion for the six months ended September 30, 2004 to ¥92.7 billion for the six months ended September 30, 2005. This increase was due mainly to an increase in net revenues of subsidiaries. Operating expenses decreased by ¥0.1 billion, or 0.3%, from ¥30.7 billion to ¥30.6 billion. As a result of the foregoing, operating profit increased by ¥2.1 billion, or 3.6% from ¥60.0 billion for the six months ended September 30, 2004 to ¥62.1 billion for the six months ended September 30, 2005.

Planning and Administration.    Net revenue of UFJ Bank’s planning and administration business group decreased by ¥26.7 billion, or 27.0%, from ¥98.7 billion for the six months ended September 30, 2004 to ¥72.0 billion for the six months ended September 30, 2005. This decrease was due mainly to a decrease in net revenue of the corporate advisory group. Operating expenses increased by ¥12.6 billion from ¥0.8 billion to ¥13.4 billion. As a result of the foregoing, operating profit decreased by ¥39.3 billion, or 40.1% from ¥97.9 billion for the six months ended September 30, 2004 to ¥58.6 billion for the six months ended September 30, 2005.

UFJ Trust Bank.    Net revenue of UFJ Trust Bank decreased by ¥1.6 billion, or 2.1%, from ¥76.3 billion for the six months ended September 30, 2004 to ¥74.7 billion for the six months ended September 30, 2005. Operating expenses decreased by ¥0.5 billion, or 1.4%, from ¥37.6 billion to ¥37.1 billion. As a result of the foregoing, operating profit decreased by ¥1.1 billion, or 2.8%, from ¥38.7 billion for the six months ended September 30, 2004 to ¥37.6 billion for the six months ended September 30, 2005.

Other.    Net revenue of “Other” increased by ¥5.6 billion, or 15.6%, from ¥36.1 billion for the six months ended September 30, 2004 to ¥41.7 billion for the six months ended September 30, 2005. This increase was due mainly to stronger performances from subsidiary companies. Operating expenses increased by ¥3.4 billion, or 12.2%, from ¥28.1 billion to ¥31.5 billion. As a result of the foregoing, operating profit increased by ¥2.2 billion, or 27.3%, from ¥8.0 billion for the six months ended September 30, 2004 to ¥10.2 billion for the six months ended September 30, 2005.

Fiscal Year Ended March 31, 2005 Compared to Fiscal Year Ended March 31, 2004

The following table shows the business segment information for the fiscal years ended March 31, 2004 and 2005:

	UFJ Bank
	Retail Banking	Corporate Banking	Global Banking and Trading	Planning and Admin- istration	UFJ Trust Bank	Other	Total
	(in billions)
Fiscal year ended March 31, 2004:
Net revenue	¥397.9	¥526.7	¥211.9	¥192.0	¥168.9	¥70.2	¥1,567.6
Operating expenses	(303.0)	(210.7)	(67.2)	(17.0)	(81.0)	(53.3)	(732.2)

Operating profit	¥94.9	¥316.0	¥144.7	¥175.0	¥87.9	¥16.9	¥835.4

Fiscal year ended March 31, 2005:
Net revenue	¥412.7	¥552.5	¥186.8	¥137.5	¥162.3	¥72.6	¥1,524.5
Operating expenses	(302.2)	(210.9)	(61.1)	(2.3)	(74.9)	(56.7)	(708.2)

Operating profit	¥110.5	¥341.6	¥125.7	¥135.2	¥87.4	¥15.9	¥816.3

Retail Banking.    Net revenue of UFJ Bank’s retail banking business group increased by ¥14.8 billion, or 3.7%, from ¥397.9 billion for the fiscal year ended March 31, 2004 to ¥412.7 billion for the fiscal year ended March 31, 2005. This increase was due mainly to an increase in non-interest income from fees on investment products and ATM-related commissions. Interest income from housing loans contributed more than 45% of interest income in the retail banking business segment. Interest margins for housing loans decreased slightly due to market pricing competition, although this decline was more than offset by increased volumes, thus contributing to an overall increase in net revenue. Fees on investment products increased due to growth in product lines such as investment trust funds and insurance products and a significant increase in marketing and selling activities led to higher market penetration and hence increased customer demand. ATM-related commissions also increased as a result of enhanced customer convenience through alliances with consumer finance companies for cashing services and improved ATM functions. Operating expenses decreased by ¥0.8 billion, or 0.3%, from ¥303.0 billion to ¥302.2 billion. As a result of the foregoing, operating profit increased by ¥15.6 billion, or 16.3% from ¥94.9 billion for the fiscal year ended March 31, 2004 to ¥110.5 billion for the fiscal year ended March 31, 2005.

Corporate Banking.    Net revenue of UFJ Bank’s corporate banking business group increased by ¥25.8 billion, or 4.9%, from ¥526.7 billion for the fiscal year ended March 31, 2004 to ¥552.5 billion for the fiscal year ended March 31, 2005. This increase was due mainly to an increase in fees and commissions generated by investment banking services, securities and trading, and derivatives. Due to weak corporate loan demand, interest income of UFJ Bank’s corporate banking decreased. To compensate for the decrease in interest income, UFJ Bank leveraged its experience with larger corporate customers to increase sales of investment banking and derivative products to small- and medium-sized customers who had historically not purchased large volumes of these products. As a result, corporate banking achieved an overall increase in net revenue. Operating expenses increased by ¥0.2 billion, or 0.1%, from ¥210.7 billion to ¥210.9 billion. As a result of the foregoing, operating profit increased by ¥25.6 billion, or 8.1% from ¥316.0 billion for the fiscal year ended March 31, 2004 to ¥341.6 billion for the fiscal year ended March 31, 2005.

Global Banking and Trading.    Net revenue of UFJ Bank’s global banking and trading business group decreased by ¥25.1 billion, or 11.8%, from ¥211.9 billion for the fiscal year ended March 31, 2004 to ¥186.8 billion for the fiscal year ended March 31, 2005. This decrease was due mainly to adverse global trading conditions impacting proprietary trading. Net revenue decreased within commercial banking due to a decrease in interest margins partially offset by an increase in global demand for structured products. The overall impact as a result of the above changes was a decline in net revenues. Operating expenses decreased by ¥6.1 billion, or 9.1%, from ¥67.2 billion to ¥61.1 billion. As a result of the foregoing, operating profit decreased by ¥19.0 billion, or 13.1% from ¥144.7 billion for the fiscal year ended March 31, 2004 to ¥125.7 billion for the fiscal year ended March 31, 2005.

Planning and Administration.    Net revenue of UFJ Bank’s planning and administration business group decreased by ¥54.5 billion, or 28.4%, from ¥192.0 billion for the fiscal year ended March 31, 2004 to ¥137.5 billion for the fiscal year ended March 31, 2005. This decrease was due mainly to smaller gains from sales of equity securities. Operating expenses decreased by ¥14.7 billion, or 86.2%, from ¥17.0 billion to ¥2.3 billion. As a result of the foregoing, operating profit decreased by ¥39.8 billion, or 22.8% from ¥175.0 billion for the fiscal year ended March 31, 2004 to ¥135.2 billion for the fiscal year ended March 31, 2005.

UFJ Trust Bank.    Net revenue of UFJ Trust Bank decreased by ¥6.6 billion, or 3.9%, from ¥168.9 billion for the fiscal year ended March 31, 2004 to ¥162.3 billion for the fiscal year ended March 31, 2005. This decrease was due mainly to weaker corporate demand resulting in a reduction in loan origination. Offsetting this decrease was an increase in trust fees such as corporate agency fees. The overall impact was a decrease in net revenues of the trust business segment. Operating expenses decreased by ¥6.1 billion, or 7.5%, from ¥81.0 billion to ¥74.9 billion. As a result of the foregoing, operating profit decreased by ¥0.5 billion, or 0.5% from ¥87.9 billion for the fiscal year ended March 31, 2004 to ¥87.4 billion for the fiscal year ended March 31, 2005.

Other.    Net revenue of “Other” increased by ¥2.4 billion, or 3.4%, from ¥70.2 billion for the fiscal year ended March 31, 2004 to ¥72.6 billion for the fiscal year ended March 31, 2005. This increase was due mainly to stronger performances from subsidiary companies such as Senshu Bank, which benefited from an increase in housing loan volumes. Operating expenses increased by ¥3.4 billion, or 6.4%, from ¥53.3 billion to ¥56.7 billion. As a result of the foregoing, operating profit decreased by ¥1.0 billion, or 5.8%, from ¥16.9 billion for the fiscal year ended March 31, 2004 to ¥15.9 billion for the fiscal year ended March 31, 2005.

Fiscal Year Ended March 31, 2004 Compared to Fiscal Year Ended March 31, 2003

The following table shows the business segment information for the fiscal years ended March 31, 2003 and 2004:

	UFJ Bank
	Retail Banking	Corporate Banking	Global Banking and Trading	Planning and Admin- istration	UFJ Trust Bank	Other	Total
	(in billions)
Fiscal year ended March 31, 2003:
Net revenue	¥351.3	¥501.3	¥234.5	¥231.5	¥186.7	¥51.2	¥1,556.5
Operating expenses	(289.1)	(233.0)	(91.3)	0.1	(84.6)	(53.3)	(751.2)

Operating profit (loss)	¥62.2	¥268.3	¥143.2	¥231.6	¥102.1	¥(2.1)	¥805.3

Fiscal year ended March 31, 2004:
Net revenue	¥397.9	¥526.7	¥211.9	¥192.0	¥168.9	¥70.2	¥1,567.6
Operating expenses	(303.0)	(210.7)	(67.2)	(17.0)	(81.0)	(53.3)	(732.2)

Operating profit	¥94.9	¥316.0	¥144.7	¥175.0	¥87.9	¥16.9	¥835.4

Retail Banking.    Net revenue of UFJ bank’s retail banking business group increased by ¥46.6 billion, or 13.3%, from ¥351.3 billion for the fiscal year ended March 31, 2003 to ¥397.9 billion for the fiscal year ended March 31, 2004. This increase was due mainly to increases in interest income from housing loans and fees and commissions generated by sales of investment products. Interest income from housing loans contributes more than 50% of interest income in the retail banking business segment. Increases in interest income from housing loan originations was achieved by an increased focus on developing relationships with housing contractors which lead to increased customer referrals and higher volumes of housing loan originations. Commissions received on investment products increased as additional sales staff were hired to actively market investment products. Operating expenses increased by ¥13.9 billion, or 4.8%, from ¥289.1 billion to ¥303.0 billion. As a result of the foregoing, operating profit increased by ¥32.7 billion, or 52.6% from ¥62.2 billion for the fiscal year ended March 31, 2003 to ¥94.9 billion for the fiscal year ended March 31, 2004.

Corporate Banking.    Net revenue of UFJ Bank’s corporate banking business group increased by ¥25.4 billion, or 5.1%, from ¥501.3 billion for the fiscal year ended March 31, 2003 to ¥526.7 billion for the fiscal year ended March 31, 2004. This increase was due mainly to an increase in fees and commissions generated by investment banking, securities and derivatives activities. Fee and commission income increased in relation to investment banking activities as a result of increased sales of privately-placed bonds, particularly to small and medium sized borrowers. In addition, increased loan syndications and securitization programs helped contribute to increased fees and commission income. Operating expenses decreased by ¥22.3 billion, or 9.6%, from ¥233.0 billion to ¥210.7 billion. As a result of the foregoing, operating profit increased by ¥47.7 billion, or 17.8% from ¥268.3 billion for the fiscal year ended March 31, 2003 to ¥316.0 billion for the fiscal year ended March 31, 2004.

Global Banking and Trading.    Net revenue of UFJ Bank’s global banking and trading business group decreased by ¥22.6 billion, or 9.6%, from ¥234.5 billion for the fiscal year ended March 31, 2003 to ¥211.9 billion for the fiscal year ended March 31, 2004. This decrease was due mainly to adverse global trading conditions impacting proprietary trading. Net revenue increased within commercial banking as global demand for structured products increased. The overall impact as a result of the above changes was a decline in net revenues. Operating expenses decreased by ¥24.1 billion, or 26.4%, from ¥91.3 billion to ¥67.2 billion. As a result of the foregoing, operating profit increased by ¥1.5 billion, or 1.0% from ¥143.2 billion for the fiscal year ended March 31, 2003 to ¥144.7 billion for the fiscal year ended March 31, 2004.

Planning and Administration.    Net revenue of UFJ Bank’s planning and administration business group decreased by ¥39.5 billion, or 17.1%, from ¥231.5 billion for the fiscal year ended March 31, 2003 to ¥192.0 billion for the fiscal year ended March 31, 2004. This decrease was due mainly to smaller gains from sales of bonds reflecting worsening bond market conditions. Operating expenses increased to ¥17.0 billion for the fiscal year ended March 31, 2004. As a result of the foregoing, operating profit decreased by ¥56.6 billion, or 24.4% from ¥231.6 billion for the fiscal year ended March 31, 2003 to ¥175.0 billion for the fiscal year ended March 31, 2004.

UFJ Trust Bank.    Net revenue of UFJ Trust Bank decreased by ¥17.8 billion, or 9.5%, from ¥186.7 billion for the fiscal year ended March 31, 2003 to ¥168.9 billion for the fiscal year ended March 31, 2004. This decrease was due mainly to a decrease in profits earned on bond investments and the corporate banking business, reflecting weaker corporate loan demand. Revenue from trust fees remained relatively constant between periods. Operating expenses decreased by ¥3.6 billion, or 4.3%, from ¥84.6 billion to ¥81.0 billion. As a result of the foregoing, operating profit decreased by ¥14.2 billion, or 13.9% from ¥102.1 billion for the fiscal year ended March 31, 2003 to ¥87.9 billion for the fiscal year ended March 31, 2004.

Other.    Net revenue of “Other” increased by ¥19.0 billion, or 37.1%, from ¥51.2 billion for the fiscal year ended March 31, 2003 to ¥70.2 billion for the fiscal year ended March 31, 2004. This increase was due mainly to stronger performances from other subsidiary companies such as UFJ Tsubasa Securities which benefited from an increase in market brokerage volumes as the Japanese stock market improved over the period. Operating expenses were unchanged at ¥53.3 billion. As a result of the foregoing, there was a change from an operating loss of ¥2.1 billion for the fiscal year ended March 31, 2003 to operating profit of ¥16.9 billion for the fiscal year ended March 31, 2004.

Liquidity and Capital Resources

Financial Condition

Total Assets

UFJ Holdings’ total assets were ¥82.0 trillion at September 30, 2005, a 1.4% decrease compared to ¥83.2 trillion at March 31, 2005. This decrease was due primarily to a decrease of ¥1.6 trillion in trading account assets.

UFJ Holdings’ total assets were ¥83.2 trillion at March 31, 2005, a 3.2% increase compared to ¥80.6 trillion at March 31, 2004. This increase was due primarily to an increase of ¥2.1 trillion in trading account assets, ¥1.3 trillion in cash and due from banks and ¥1.2 trillion in receivables under reverse repurchase agreements, partially offset by decreases of ¥3.5 trillion in loans outstanding, net of unearned income and deferred loan fees. The amount of loans outstanding as of March 31, 2005 included ¥1.5 trillion of loans from Nippon Shinpan that were newly consolidated.

Total assets at March 31, 2004 were ¥80.6 trillion, an increase of 4.3% from ¥77.3 trillion at March 31, 2003. This increase was due primarily to an increase of ¥3.2 trillion in investment securities, partially offset by a decrease of ¥1.3 trillion in loans outstanding, net of unearned income and deferred loan fees.

Loan Portfolio

The following table shows UFJ Holdings’ loans outstanding, before deduction of allowance for loan losses, at March 31, 2003, 2004 and 2005 and at September 30, 2005, based on classification by industry segment as defined by the Bank of Japan for regulatory reporting purposes, which is not necessarily based on the use of proceeds:

	March 31, 2003	March 31, 2004	March 31, 2005	September 30, 2005
	(in billions)
Domestic:
Manufacturing	¥5,848.1	¥5,370.5	¥5,013.1	¥4,829.0
Construction	1,587.5	1,282.6	1,176.2	1,041.6
Real Estate	5,299.7	4,580.9	3,582.3	3,247.5
Services	3,722.4	3,178.5	3,352.9	3,118.8
Wholesale and retail	5,710.5	5,500.4	4,808.3	4,597.1
Banks and other financial institutions	4,610.6	4,181.5	2,961.5	2,872.6
Other industries	4,465.0	5,830.9	3,905.7	5,000.6
Consumer:
Mortgage loans	6,623.1	7,667.5	8,733.4	9,154.5
Other consumer loans	5,804.2	5,231.2	5,799.3	5,912.1

Total domestic	43,671.1	42,824.0	39,332.7	39,773.8

Foreign:
Governments and official institutions	150.4	119.3	92.0	88.6
Banks and other financial institutions	79.3	131.8	251.4	301.9
Commercial and industrial	2,743.0	2,322.9	2,087.3	2,048.6
Other	44.5	33.7	170.1	211.5

Total foreign	3,017.2	2,607.7	2,600.8	2,650.6
Less unearned income and deferred loan fees—net	3.6	11.6	21.6	20.6

Total	¥46,684.7	¥45,420.1	¥41,911.9	¥42,403.8

At September 30, 2005, UFJ Holdings’ total loans were ¥42.4 trillion, an increase of 1.2% as compared to March 31, 2005. This increase was due primarily to an increase in mortgage loans resulting from the improving economy in Japan.

At March 31, 2005, UFJ Holdings’ total loans were ¥41.9 trillion, a decrease of 7.7% as compared to March 31, 2004. This decrease was attributable primarily to lower originations due to weak demand from domestic corporate sectors as well as efforts to reduce nonperforming loans through sales of loans, debt-for-equity swaps and charge-offs. This was partially offset by an increase in consumer loans primarily resulting from the inclusion of loans made by Nippon Shinpan.

At March 31, 2004, UFJ Holdings’ total loans were ¥45.4 trillion, a decrease of 2.8% from ¥46.7 trillion at March 31, 2003. This decrease was attributable primarily to lower originations due to weak demand from domestic corporate sectors as well as efforts to reduce nonperforming loans through sales of loans, debt-for-equity swaps and charge-offs.

Allowance for Loan Losses, Nonperforming and Past Due Loans

The following table summarizes the allowance for loan losses by component at the dates indicated:

	March 31, 2003	March 31, 2004	March 31, 2005	September 30, 2005
	(in billions)
Allowance:
Specific—specifically identified problem loans	¥2,644.2	¥1,966.7	¥518.1	¥708.8
Large groups of smaller-balance homogeneous loans and other loans	551.0	471.6	523.7	320.4

Total allowance	¥3,195.2	¥2,438.3	¥1,041.8	¥1,029.2

The following table summarizes the changes in the allowance for loan losses for the periods indicated:

	Fiscal Year Ended March 31,			Six Months Ended September 30,
	2003	2004	2005	2004	2005
	(in billions)
Balance at beginning of period	¥3,479.3	¥3,195.2	¥2,438.3	¥2,438.3	¥1,041.8
Provision for loan losses	511.9	313.1	91.9	202.4	75.7
Charge-offs	(897.1)	(1,148.8)	(1,688.6)	(676.0)	(139.0)
Recoveries	97.8	80.4	77.4	35.6	52.2
Others	3.3	(1.6)	122.8	80.5	(1.5)

Balance at end of period	¥3,195.2	¥2,438.3	¥1,041.8	¥2,080.8	¥1,029.2

Charge-offs

Six Months Ended September 30, 2005 Compared to Six Months Ended September 30, 2004

Charge-offs were ¥139.0 billion for the six months ended September 30, 2005, a decrease of ¥537.0 billion, or 79.4%, compared to ¥676.0 billion for the six months ended September 30, 2004. This decrease was due to the decrease of charge-offs for certain large borrowers implementing restructuring plans.

Fiscal Year Ended March 31, 2005 Compared to Fiscal year Ended March 31, 2004

Charge-offs were ¥1,688.6 billion for the fiscal year ended March 31, 2005, an increase of ¥539.8 billion, or 47.0%, compared to ¥1,148.8 billion for the fiscal year ended March 31, 2004. This increase reflected a significant effort by UFJ Holdings’ to sell or restructure certain remaining large levels of corporate exposure in its portfolio.

Fiscal Year Ended March 31, 2004 Compared to Fiscal year Ended March 31, 2003

Charge-offs were ¥1,148.8 billion for the year ended March 31, 2004, an increase of ¥251.7 billion, or 28.1%, compared to ¥897.1 billion for the fiscal year ended March 31, 2003. This increase reflected an increase in the amount of loans specifically identified as impaired being charged off during the fiscal year ended March 31, 2004 as a result of UFJ Holdings’ efforts to work out large corporate problem loans in its portfolio. This increase was partially offset by a decrease in charge-offs on large borrowers, the restructuring of which were not completed until after March 31, 2004.

Charge-offs were higher compared to provisions for loan losses during these periods because UFJ Holdings had largely identified its impaired loans in years before the fiscal year ended March 31, 2003. Allowances required after March 31, 2003 for newly impaired loans were significantly lower than the charge-offs on UFJ Holdings’ existing portfolio of impaired loans.

Others

Others increased to ¥122.8 billion for the fiscal year ended March 31, 2005 primarily due to the inclusion of an allowance for loan losses relating to Nippon Shinpan, which was consolidated from April 1, 2004.

Change in Total Allowance for Loan Losses

At September 30, 2005, total allowance for loan losses was ¥1,029.2 billion, a decrease of ¥12.6 billion compared to ¥1,041.8 billion for the fiscal year ended March 31, 2005, or 2.4% of UFJ Holdings’ total loan portfolio and 46.2% of total nonaccrual and restructured loans and loans contractually past due 90 days or more. The decrease reflected an overall improvement of loan quality. The allowance for large groups of smaller-balance homogeneous loans and other loans decreased by ¥203.3 billion, or 38.8%, from ¥523.7 billion at March 31, 2005 to ¥320.4 billion at September 30, 2005. However, as provision for loan losses surpassed net charge-offs for specifically identified problem loans, the allowance for specifically identified problem loans increased by ¥190.7 billion, or 36.8%, from ¥518.1 billion at March 31, 2005 to ¥708.8 billion at September 30, 2005.

At March 31, 2005, total allowance for loan losses was ¥1,041.8 billion, or 2.5% of UFJ Holdings’ total loan portfolio and 44.8% of total nonaccrual and restructured loans and loans contractually past due 90 days or more. At March 31, 2004, the total allowance for loan losses was ¥2,438.3 billion, or 5.4% of the total loan portfolio and 48.0% of total nonaccrual and restructured loans and loans contractually past due 90 days or more. At March 31, 2003, the total allowance for loan losses was ¥3,195.2 billion, or 6.8% of the total loan portfolio and 44.6% of total nonaccrual and restructured loans and loans contractually past due 90 days or more. The decreases in allowance for loan losses reflect both improvement in the Japanese economy and efforts to reduce problem loans by means of charge-offs, collection and various government-led support measures for the revival of borrowers. Allowances on large borrowers represented the majority of the total allowance for loan losses for specifically identified problem loans in the fiscal years ended March 31, 2003 and 2004. However, due to a significant amount of restructuring of loans to certain large borrowers in the fiscal year ended March 31, 2005, the proportion of the allowance for large borrowers to the total allowance for loan losses for specifically identified problem loans at March 31, 2005 was significantly reduced.

Allowance Policy

UFJ Holdings’ credit rating system was closely linked to the risk grading standards set by the Financial Services Agency for asset evaluation and assessment, and was used as a basis for establishing the allowance for loan losses and charge-offs. The categorization was based on conditions that might affect the ability of borrowers to service their debt, such as current financial condition and results of operations, historical payment experience, credit documentation, other public information and current trends.

Allowance for Specifically Identified Problem Loans

The loan loss allowance for specifically identified problem loans represents the allowance against impaired loans required by SFAS No. 114, “Accounting by Creditors for Impairment of a Loan.” Impaired loans primarily include nonaccrual loans and restructured loans. UFJ Holdings discontinued accrual of interest income on loans when substantial doubt existed as to the full and timely collection of either principal or interest or generally, when principal or interest was contractually past due one month or more. Loans were classified as restructured loans if UFJ Holdings granted a concession to the borrowers for economic or legal reasons related to the borrowers’ financial difficulties. Even though these loans could be in an accruing loans status, they were classified as restructured loans. Detailed reviews of loans were performed annually or semiannually depending on the level of credit risk. In addition, as part of an ongoing credit review process, UFJ Holdings’ credit officers monitored changes in all customers’ creditworthiness including bankruptcy, past due principal or interest, downgrading of external credit rating, declining stock price, business restructuring and other events and reassessed borrowers’ ratings in response to such events. This credit monitoring process formed an integral part of UFJ Holdings’ overall control process. An impaired loan was evaluated individually based on the present value of expected future cash flows discounted at the loan’s effective interest rate, the loan’s observable market price or the fair value of the collateral if the loan was collateral-dependent at a balance sheet date.

The loan loss allowance for specifically identified problem loans was ¥2,644.2 billion, ¥1,966.7 billion, ¥518.1 billion and ¥708.8 billion at March 31, 2003, 2004, 2005, and September 30, 2005, respectively.

The allowance for specifically identified problem loans increased by ¥190.7 billion, or 36.8%, from ¥518.1 billion at March 31, 2005 to ¥708.8 billion at September 30, 2005. The allowance for certain large borrowers was significantly reduced as a result of IRCJ-assisted revitalization and other restructurings in the fiscal year ended March 31, 2005. The increase from March 31, 2005 to September 30, 2005 was due primarily to an increase in the allowance for small- and medium-sized borrowers, reflecting downgrades of their credit ratings.

The decrease between March 31, 2003 and March 31, 2005 reflected an improvement in the lending environment in Japan and a decrease in loan loss allowance for large borrowers, as a result of certain large borrowers implementing restructuring plans as discussed under “—Restructurings of Certain Large Borrowers.”

The following table summarizes nonaccrual and restructured loans, and accruing loans that were contractually past due 90 days or more as to principal or interest payments, at the dates indicated:

	March 31, 2003	March 31, 2004	March 31, 2005	September 30, 2005
	(in billions, except percentages)
Nonaccrual loans:
Domestic:
Manufacturing	¥570.6	¥305.1	¥137.8	¥164.1
Construction	489.0	296.0	141.6	55.6
Real estate	2,277.8	1,390.6	315.7	347.3
Services	598.4	393.8	191.9	211.0
Wholesale and retail	1,280.1	1,103.3	478.2	411.6
Banks and other financial institutions	420.7	307.4	9.8	21.9
Other industries	703.4	611.2	86.3	86.0
Consumer	211.0	206.0	353.5	390.2

Total domestic	6,551.0	4,613.4	1,714.8	1,687.7
Foreign	403.6	292.5	98.8	117.0

Total nonaccrual loans	6,954.6	4,905.9	1,813.6	1,804.7

Restructured loans:
Domestic	186.5	156.1	495.5	411.2
Foreign	5.8	3.1	6.0	3.3

Total restructured loans	192.3	159.2	501.5	414.5

Accruing loans contractually past due 90 days or more:
Domestic	22.9	19.8	11.8	6.7

Total accruing loans contractually past due 90 days or more	22.9	19.8	11.8	6.7

Total	¥7,169.8	¥5,084.9	¥2,326.9	¥2,225.9

Total loans	¥46,684.7	¥45,420.1	¥41,911.9	¥42,403.8

Nonaccrual and restructured loans, and accruing loans contractually past due 90 or more as a percentage of total loans	15.4%	11.2%	5.6%	5.2%

Total nonaccrual loans were ¥1,804.7 billion at September 30, 2005, a decrease of ¥8.9 billion, or 0.5%, from ¥1,813.6 billion at March 31, 2005. Total nonaccrual loans were ¥1,813.6 billion at March 31, 2005, a decrease of ¥3,092.3 billion, or 63.0%, from ¥4,905.9 billion at March 31, 2004. Total nonaccrual loans were ¥4,905.9 billion at March 31, 2004, a decrease of ¥2,048.7 billion, or 29.5%, from ¥6,954.6 billion at March 31, 2003.

Total restructured loans were ¥414.5 billion at September 30, 2005, a decrease of ¥87.0 billion, or 17.4%, from ¥501.5 billion at March 31, 2005. This decrease reflected the repayment of certain restructured large borrowers during the period to September 30, 2005. Total restructured loans were ¥501.5 billion at March 31, 2005, an increase of ¥342.3 billion, or 215.0%, from ¥159.2 billion at March 31, 2004. This increase reflected reclassifications of certain restructured large borrowers from nonaccrual loans to restructured loans during the fiscal year ended March 31, 2005. Total restructured loans were ¥159.2 billion at March 31, 2004, a decrease of ¥33.1 billion, or 17.2%, from ¥192.3 billion at March 31, 2003.

Changes in nonaccrual loans and restructured loans are highly correlated to movements in a small group of large borrowers experiencing weak economic performance. The reduction in exposure to these large borrowers was achieved through a variety of measures, including debt forgiveness, debt-equity swaps and loan sales. Outside this group of large borrowers, similar reductions in nonaccrual loans were achieved primarily through loan sales, recoveries or charge-offs. The face value of loans that were swapped or approved to be swapped for equity during the fiscal years ended March 31, 2003, 2004 and 2005 and the six months ended September 30, 2005 were ¥101.4 billion, ¥106.7 billion, ¥372.6 billion and ¥11.0 billion, respectively. The higher amount of debt-equity swaps in the fiscal year ended March 31, 2005 compared to each of the prior two fiscal years is the result of the restructuring of certain large borrowers. See “—Restructurings of Certain Large Borrowers.”

Allowance for Large Groups of Smaller-Balance Homogeneous Loans and Other Loans

The allowance for large groups of smaller-balance homogeneous loans and other loans was focused on loss experience for each pool rather than on an analysis of individual loans. Large groups of smaller-balance homogeneous loans and other loans primarily consisted of commercial loans, mortgage housing loans and other consumer loans. The allowance for groups of performing loans was based on historical loss experience over a period. In determining the level of the allowance for different groups of loans, UFJ Holdings classified groups of homogeneous loans based on the risk rating, loan size and industry. The loss experience was usually determined by reviewing the levels of historical charge-offs but also required an evaluation of the conditions that might not be directly, or sufficiently, addressed in the quantitative processes that formed the basis for determining the allowance. These conditions included the following, as UFJ Holdings’ management understood them at the balance sheet date:

•	general economic and business conditions affecting key lending areas;

•	credit quality trends, including trends in nonperforming loans expected to result from existing conditions;

•	loan volumes and concentrations;

•	seasoning of the loan portfolio;

•	specific industry conditions within portfolio segments;

•	unusual trends in recent loss experience in particular segments of the portfolio;

•	duration of, and position in, the current business cycle;

•	bank regulatory examination results; and

•	findings of internal credit examiners.

The loan loss allowance for large groups of smaller-balance homogeneous loans and other loans was ¥320.4 billion at September 30, 2005, a decrease of ¥203.3 billion, or 38.8%, from ¥523.7 billion at March 31, 2005. This decrease was primarily due to an improvement of historical loss experience reflecting steady economic performance, and also due to reclassifications of loans for certain borrowers as specifically identified problem loans due to downgrades of their credit rating.

The loan loss allowance for large groups of smaller-balance homogeneous loans and other loans was ¥551.0 billion, ¥471.6 billion and ¥523.7 billion at March 31, 2003, 2004 and 2005, respectively.

The decrease between March 31, 2003 and March 31, 2004 reflects an improvement in the lending environment in Japan and a steady improvement in the quality of UFJ Holdings’ loan portfolio in particular. An increased focus on identifying and addressing problem loans throughout the periods under consideration, combined with improved credit rating procedures, additional collections and collateral obtained, resulted in a lower incidence of impairment events which resulted in a steady deduction in allowance rates. Although these favorable trends continued in the fiscal year ended March 31, 2005, allowances for loan losses related to certain restructured large borrowers and Nippon Shinpan were newly included in the overall allowance for large groups of smaller-balance homogeneous loans and other loans at March 31, 2005, which resulted in an overall increase in the general allowance at that date.

Investment Portfolio

UFJ Holdings’ investment securities were primarily comprised of Japanese national government and Japanese government agency bonds, which were classified as available-for-sale securities.

Investment securities slightly increased from ¥20.3 trillion at March 31, 2005 to ¥20.4 trillion at September 30, 2005.

Investment securities increased 18.6%, from ¥17.2 trillion at March 31, 2003 to ¥20.4 trillion at March 31, 2004 and then slightly decreased 0.7% to ¥20.3 trillion at March 31, 2005. This decrease resulted from a reduction in foreign bonds holdings to reduce market risks. At March 31, 2003, 2004 and 2005, gross unrealized gains on investment securities were ¥574.1 billion, ¥767.9 billion and ¥740.0 billion, respectively, and gross unrealized losses on investment securities were ¥24.1 billion, ¥39.5 billion and ¥32.7 billion, respectively.

Cash and Due from Banks

Cash and due from banks increased 13.3%, from ¥4.9 trillion at March 31, 2005 to ¥5.6 trillion at September 30, 2005. This increase was primarily attributable to an increase of demand deposits with the Bank of Japan in order to ensure sufficient liquidity for settlement in inter-bank systems.

Cash and due from banks decreased slightly from ¥3.7 trillion at March 31, 2003 to ¥3.6 trillion at March 31, 2004, and then increased by ¥1.3 trillion, or 36.0%, to ¥4.9 trillion at March 31, 2005. This increase was primarily attributable to an increase of demand deposits with the Bank of Japan in order to ensure sufficient liquidity for settlement in inter-bank systems.

Interest-Earning Deposits in Other Banks

Interest-earning deposits in other banks fluctuate significantly from day to day depending upon financial market conditions. Interest-earning deposits in other banks decreased 15.9%, from ¥1.1 trillion at March 31, 2005 to ¥0.9 trillion at September 30, 2005.

Interest-earning deposits in other banks decreased 9.2%, from ¥1.0 trillion at March 31, 2003 to ¥0.9 trillion at March 31, 2004 and increased 24.1% to ¥1.1 trillion at March 31, 2005. These movements primarily reflected the daily operation and liquidity needs of the UFJ group and money market conditions.

Total Liabilities

Total liabilities decreased 2.0%, from ¥81.1 trillion at March 31, 2005 to ¥79.5 trillion at September 30, 2005. This decrease was due primarily to decreases of ¥1.4 trillion in payables under securities lending transactions, ¥1.2 trillion in deposits and ¥1.1 trillion in trading account liabilities, partially offset by increases of other short term borrowings, payables under repurchase agreements and call money and fund purchases.

Total liabilities were ¥81.1 trillion at March 31, 2005, an increase of ¥1.9 trillion as compared to March 31, 2004. This increase was due primarily to increases of ¥2.2 trillion in payables under repurchase agreements, ¥1.7 trillion in long-term debt and ¥1.6 trillion in trading account liabilities, partially offset by decreases of ¥4.0 trillion in deposits.

At March 31, 2004, total liabilities were ¥79.2 trillion, an increase of ¥2.2 trillion from ¥77.0 trillion at March 31, 2003. This increase primarily reflected an increase of ¥2.4 trillion in deposits, partially offset by a decrease of ¥1.1 trillion in payables under securities lending transactions.

Sources of Funding and Liquidity

UFJ Holdings’ primary source of liquidity was from a large balance of deposits, mainly ordinary deposits, certificates of deposit and time deposits.

At September 30, 2005, UFJ Holdings’ deposits were ¥53.3 trillion and exceeded loans, net of unearned income and deferred loan fees, by ¥10.9 trillion.

At March 31, 2005, UFJ Holdings’ deposits were ¥54.6 trillion and exceeded loans, net of unearned income and deferred loan fees, by ¥12.7 trillion. These deposits provide UFJ Holdings with a sizable source of stable and low-cost funds. While approximately 80.8% of certificates of deposit and time deposits mature within one year, UFJ Holdings continuously monitored relevant interest rate characteristics of these funds and utilized asset and liability management techniques to manage the possible impact of the rollovers on its net interest margin and liquidity. UFJ Holdings’ deposits and stockholders’ equity was equal to 74.3% of its total assets at March 31, 2004, 68.1% of its total assets at March 31, 2005 and 68.1% of its total assets at September 30, 2005. UFJ Holdings also increased its liquidity in September 2004 by issuing ¥700 billion of UFJ Bank preferred stock to MTFG.

Most of the remaining funding was provided by short-term borrowings and long-term senior and subordinated debt. Short-term borrowings consisted of call money and funds purchased, payables under repurchase agreements, payables under securities lending transactions, due to trust account and other short-term borrowings. From time to time, UFJ Holdings issued long-term instruments such as bonds and long-term borrowings with mainly over five years’ maturity. Liquidity was also provided by the sale of financial assets, including securities available for sale, trading account securities and loans. Additional liquidity was provided by the maturity of loans.

Deposits

Deposits decreased 2.3%, from ¥54.6 trillion at March 31, 2005 to ¥53.3 trillion at September 30, 2005. This decrease reflected a decrease of ¥3.4 trillion in interest-bearing deposits, partially offset by an increase of ¥2.1 trillion in non-interest-bearing deposits.

Deposits were ¥54.6 trillion at March 31, 2005, a decrease of ¥3.9 trillion, or 6.8%, from ¥58.5 trillion at March 31, 2004. This decrease reflected a decrease of ¥8.7 trillion in interest-bearing deposits, partially offset by an increase of ¥4.8 trillion in non-interest-bearing deposits. These changes reflected a shift by customers to accounts at other banks and to government-insured non-interest-bearing accounts as certain limits were imposed on government-insured interest-bearing accounts as of April 1, 2005.

Deposits were ¥58.5 trillion at March 31, 2004, an increase of ¥2.4 trillion, or 4.3%, from ¥56.1 trillion at March 31, 2003. This increase reflected increases of ¥2.1 trillion in interest-bearing deposits and ¥0.3 trillion in non-interest-bearing deposits.

Short-term Borrowings

Short-term borrowings increased 4.2%, from ¥13.4 trillion at March 31, 2005 to ¥14.0 trillion at September 30, 2005.

Short-term borrowings were ¥13.4 trillion at March 31, 2005, an increase of ¥2.0 trillion, or 17.8%, as compared to March 31, 2004. This increase was primarily attributable to an increase in payable under repurchase agreements in connection with the daily money market operations of the UFJ group.

Short-term borrowings decreased by ¥1.2 trillion, or 9.5%, from ¥12.6 trillion at March 31, 2003 to ¥11.4 trillion at March 31, 2004. This decrease was primarily attributable to a decrease in payables under securities lending transactions in connection with the daily money market operations of the UFJ group.

Long-term Debt

Long-term debt decreased 2.0%, from ¥5.9 trillion at March 31, 2005 to ¥5.8 trillion at September 30, 2005 due to the redemption on September 30, 2005 of ¥100 billion of perpetual unsecured subordinated bonds issued by UFJ Holdings.

Long-term debt increased from ¥3.7 trillion at March 31, 2003 to ¥4.2 trillion at March 31, 2004, and increased an additional ¥1.7 trillion to ¥5.9 trillion at March 31, 2005. The most recent increase was due to the consolidation of Nippon Shinpan and an increase in loan participation borrowings.

Stockholders’ Equity

The following table summarizes UFJ Holdings’ stockholders’ equity at the dates indicated:

	March 31, 2003	March 31, 2004	March 31, 2005	September 30, 2005
	(in billions, except percentages)
Preferred stock	¥759.1	¥737.8	¥709.8	¥700.0
Common stock	240.9	262.2	290.2	300.0
Capital surplus	2,497.0	2,517.8	2,541.3	2,555.6
Accumulated deficit	(3,289.5)	(2,709.7)	(2,031.3)	(1,825.7)
Accumulated other changes in equity from nonowner sources	166.6	628.9	592.0	804.4
Less treasury stock, at cost	(1.9)	(2.2)	(4.5)	(3.4)

Total stockholders’ equity	¥372.2	¥1,434.8	¥2,097.5	¥2,530.9

Ratio of total stockholders’ equity to total assets	0.48%	1.78%	2.52%	3.09%

Total stockholders’ equity increased 20.7%, from ¥2,097.5 billion at March 31, 2005 to ¥2,530.9 billion at September 30, 2005. These increases were principally attributable to an improvement in accumulated deficit from a deficit of ¥2,031.3 billion to a deficit of ¥1,825.7 billion due to net income of ¥219.8 billion for the six months ended September 30, 2005.

Total stockholders’ equity was ¥2,097.5 billion at March 31, 2005, an increase of ¥662.7 billion, or 46.2%, as compared to ¥1,434.8 billion at March 31, 2004, and the ratio of total stockholders’ equity to total assets increased to 2.52% at March 31, 2005 from 1.78% at March 31, 2004. These increases were principally attributable to an improvement in accumulated deficit from a deficit of ¥2,709.7 billion to a deficit of ¥2,031.3 billion due to net income of ¥718.8 billion for the fiscal year ended March 31, 2005.

Total stockholders’ equity increased by ¥1,062.6 billion, or 285.5%, from ¥372.2 billion at March 31, 2003 to ¥1,434.8 billion at March 31, 2004, and the ratio of total stockholders’ equity to total assets increased to 1.78% at March 31, 2004 from 0.48% at March 31, 2003. These increases were principally attributable to an improvement in accumulated deficit from a deficit of ¥3,289.5 billion to a deficit of ¥2,709.7 billion resulting from net income of ¥607.7 billion for the fiscal year ended March 31, 2004.

Due to a large holding of marketable Japanese equity securities and the volatility of the equity markets in Japan, changes in the fair value of marketable equity securities significantly affected UFJ Holdings’ stockholders’ equity. The following table presents information relating to the accumulated net unrealized gains before tax effect in respect of marketable equity securities at the dates indicated:

	March 31, 2003	March 31, 2004	March 31, 2005	September 30, 2005
	(in billions, except percentages)
Accumulated net unrealized gains	¥304.1	¥678.3	¥633.0	¥842.2
Accumulated net unrealized gains to total assets	0.39%	0.84%	0.76%	1.03%

The increase in accumulated net unrealized gains on marketable equity securities at September 30, 2005 as compared to March 31, 2005 was mainly due to a higher stock price compared to March 31, 2005.

The decrease in accumulated net unrealized gains on marketable equity securities at March 31, 2005 as compared to March 31, 2004 was mainly due to a lower level of equity holdings compared to the previous fiscal year.

The increase in accumulated net unrealized gains on marketable equity securities at March 31, 2004 as compared to March 31, 2003 was mainly due to the improvement in the Japanese stock market compared to the previous fiscal year.

Capital Adequacy

Capital Requirements for Banks in Japan

A Japanese bank is subject to minimum capital adequacy requirements both on a consolidated basis and a stand-alone basis, and is required to maintain the minimum capital irrespective of whether it operates independently or as a subsidiary under the control of another company. A bank holding company is also subject to minimum capital adequacy requirements on a consolidated basis. Under the Financial Services Agency’s guidelines, capital is classified into three tiers, referred to as Tier I, Tier II and Tier III. UFJ Holdings’ Tier I capital generally consisted of stockholders’ equity items, including common stock, non-cumulative preferred stock, capital surplus, minority interests and retained earnings (which reflects tax adjustments including deferred tax assets), but recorded goodwill and other items, such as treasury stock, were deducted from Tier I capital. UFJ Holdings’ Tier II generally consisted of general reserves for credit losses up to 1.25% of risk-weighted assets, 45% of the unrealized gains on investment securities available for sale, 45% of the land revaluation excess, the balance of perpetual subordinated debt and the balance of subordinated term debt with an original maturity of over five years subject to certain limitations, up to 50% of Tier I capital. UFJ Holdings did not have any Tier III capital, which consists of short-term subordinated debt with an original maturity of at least two years, subject to certain limitations. At least 50% of the minimum capital requirements must be maintained in the form of Tier I capital.

Under the Japanese regulatory capital requirements, UFJ Holdings’ consolidated capital components, including Tier I, Tier II and risk-weighted assets are calculated from UFJ Holdings’ consolidated financial statements prepared under Japanese GAAP. Also, the consolidated and stand-alone capital components of UFJ Bank and UFJ Trust Bank are calculated from consolidated and non-consolidated financial statements prepared under Japanese GAAP.

Capital Requirements for Securities Firms

UFJ Holdings had securities subsidiaries in Japan and overseas, which were also subject to regulatory capital requirements. In Japan, under the Securities and Exchange Law, securities companies are required to maintain adjusted capital at specified levels as compared with the quantified total of their business risks on a non-consolidated basis. Article 52 of the Securities and Exchange Law requires securities companies to file month-end reports regarding their capital adequacy ratio, which is the ratio of adjusted capital to a quantified total of business risks, to the Commissioner of the Financial Services Agency or the Director General of the Local Finance Bureau, and to disclose their capital adequacy ratio to the public on a quarterly basis. A securities company must also file a report on a daily basis with the Commissioner of the Financial Services Agency or the Director General of the Local Finance Bureau if its capital adequacy ratio falls below 140%. Article 56-2 of the Securities and Exchange Law determines the actions which the Prime Minister, through the Commissioner of the Financial Services Agency, may take if the ratio falls further. Specifically, if the ratio falls below 120%, the Commissioner of the Financial Services Agency may order the securities company to change its method of business or to deposit its property in trust, or order other measures for the public interest and investor protection if necessary. A securities company whose ratio falls below 100% may be subject to additional proceedings, including temporary suspension of its business and revocation of its registration as a securities company if there is no prospect that the ratio will recover three months after the suspension came into effect. Overseas securities subsidiaries are subject to the relevant regulatory capital requirements of the countries or jurisdictions in which they operate. At September 30, 2005, UFJ Tsubasa Securities’ capital accounts, less certain illiquid assets, were ¥193.9 billion (unaudited), or 515.8% of total amounts equivalent to market, counterparty credit and operations risks.

The UFJ Group Ratios

The table below presents UFJ Holdings’ consolidated risk-based capital, risk-weighted assets and risk-based capital ratios at March 31, 2005 and September 30, 2005 (underlying figures are calculated in accordance with Japanese banking regulations based on information derived from UFJ Holdings’ consolidated financial statements prepared in accordance with Japanese GAAP, as required by the Financial Services Agency):

	March 31, 2005	September 30, 2005	Minimum Capital Ratios Required
	(in billions, except percentages)
Capital components:
Tier I capital	¥2,313.4	¥2,759.0
Tier II capital includable as qualifying capital	2,278.7	2,300.0
Deductions from total qualifying capital	78.9	85.4

Total risk-based capital	¥4,513.2	¥4,973.6

Risk-weighted assets	¥43,406.0	¥42,596.9
Capital ratios:
Tier I capital	5.32%	6.47%	4.00%
Total risk-based capital	10.39%	11.67%	8.00%

UFJ Holdings’ total risk-based capital ratio increased 1.28 percentage points from 10.39% at March 31, 2005 to 11.67% at September 30, 2005. This increase was due primarily to net income of ¥411.1 billion under Japanese GAAP for the six months ended September 30, 2005.

One of the main components of UFJ Holdings’ Tier I capital was the various classes of preferred stock issued to the Resolution and Collection Corporation of Japan. In March 1999, each of Sanwa Bank, Tokai Bank and Toyo Trust issued various classes of preferred stock to the Resolution and Collection Corporation, which was then named the Resolution and Collection Bank. These shares were exchanged into shares of preferred stock of UFJ Holdings effective April 2, 2001. The initial subscription by the Resolution and Collection Corporation was described as a temporary injection of capital, and the Resolution and Collection Corporation was directed to dispose of the shares as promptly as practicable. Banks that received public funds were also encouraged to redeem the shares in the future after improving their financial position. The preferred stock owned by the Resolution and Collection Corporation at September 30, 2005 was as follows:

•	Class II preferred stock: Annual dividends on the class II preferred stock are payable on a noncumulative basis at rate of ¥15,900 per share. The class II preferred stock is convertible into ordinary shares of UFJ Holdings at an initial conversion price of ¥1,050,000 per ordinary share, subject to reset and adjustment, at the option of the Resolution and Collection Corporation at any time until July 31, 2008, and on a mandatory basis on August 1, 2008.

•	Class IV preferred stock: Annual dividends on the class IV preferred stock are payable on a noncumulative basis at rate of ¥18,600 per share. The class IV preferred stock is convertible into ordinary shares of UFJ Holdings at an initial conversion ratio of 2.202 ordinary shares per class IV preferred stock as of April 2, 2001, subject to reset and adjustment, at the option of the Resolution and Collection Corporation at any time until March 30, 2009, and on a mandatory basis on March 31, 2009.

•	Class V preferred stock: Annual dividends on the class V preferred stock are payable on a noncumulative basis at rate of ¥19,400 per share. The class V preferred stock is convertible into ordinary shares of UFJ Holdings at an initial conversion ratio of 2.202 ordinary shares per class V preferred stock as of April 2, 2001, subject to adjustment, at the option of the Resolution and Collection Corporation at any time until March 30, 2009, and on a mandatory basis on March 31, 2009.

•	Class VII preferred stock: Annual dividends on the class VII preferred stock are payable on a noncumulative basis at rate of ¥11,500 per share. The class VII preferred stock is convertible into ordinary shares of UFJ Holdings at an initial conversion price of ¥704,300 per ordinary share, subject to adjustment, at the option of the Resolution and Collection Corporation at any time until July 31, 2009, and on a mandatory basis on August 1, 2009.

The Resolution and Collection Corporation also held ¥100 billion of perpetual unsecured subordinated bonds issued by UFJ Holdings. UFJ Holdings redeemed the bonds at September 30, 2005.

Another significant component of UFJ Holdings’ Tier I capital was minority interests, which included preferred stock issued by UFJ Holdings’ subsidiaries, primarily offshore funding vehicles, to third-party investors. The total amounts of preferred stock included in minority interests was ¥628.9 billion, ¥616.1 billion, ¥613.2 billion and ¥619.6 billion at March 31, 2003, 2004 and 2005 and September 30, 2005, respectively. The ability of proceeds from these transactions to be counted towards Tier I capital was constrained by the amount of other Tier I capital and the amount of other similar transactions at the time of issuance.

Minority interests at September 30, 2005 also included ¥700 billion of preferred stock of UFJ Bank issued to MTFG and ¥120 billion in non-voting preferred stock of UFJ Strategic Partner issued to Merrill Lynch. UFJ Bank held all the common shares and all the voting rights of UFJ Strategic Partner. As an incentive to increase the value of UFJ Strategic Partner, Merrill Lynch was granted options to acquire additional non-voting preferred stock. Upon the occurrence of certain events, including the non-payment of dividends on the preferred stock for three consecutive fiscal years, specified insolvency and business suspension events of UFJ Bank or a change in control of UFJ Holdings, Merrill Lynch would be able to obtain control of UFJ Strategic Partner and could then terminate the venture. In the event that Merrill Lynch exercised this option, UFJ Bank had the right to purchase the preferred stock at a premium based upon the performance of the loan portfolio held by UFJ Strategic Partner.

Capital Ratios of UFJ Bank and UFJ Trust Bank

The table below presents the risk-based capital ratios of UFJ Bank and UFJ Trust Bank at March 31, 2005 and September 30, 2005 (underlying figures are calculated in accordance with Japanese banking regulations based on information derived from their consolidated and non-consolidated financial statements prepared in accordance with Japanese GAAP, as required by the Financial Services Agency):

	March 31, 2005	September 30, 2005	Minimum Capital Ratios Required
Consolidated capital ratios:
UFJ Bank:
Tier I capital	5.35%	6.47%	4.00%
Total risk-based capital	10.48	11.66	8.00
UFJ Trust Bank:
Tier I capital	10.13	12.31	2.00
Total risk-based capital	11.93	13.69	4.00
Stand-alone capital ratios:
UFJ Bank:
Tier I capital	5.42	6.82	4.00
Total risk-based capital	10.48	11.84	8.00
UFJ Trust Bank:
Tier I capital	10.70	12.50	2.00
Total risk-based capital	12.21	13.52	4.00

UFJ Bank had international operations conducted by foreign offices and was subject to the 8.00% capital adequacy requirement. UFJ Trust Bank was not engaged in international operations conducted by foreign offices and was subject to the 4.00% capital adequacy requirement.

Off-balance Sheet Arrangements

In the normal course of its business, UFJ Holdings engaged in several types of off-balance sheet arrangements to meet the financing needs of its customers, including various types of guarantees, commitments to extend credit and commercial letters of credit. The following table summarizes these commitments at March 31, 2003, 2004 and 2005 and at September 30, 2005:

	March 31, 2003	March 31, 2004	March 31, 2005	September 30, 2005
	(in billions)
Guarantees:
Standby letters of credit and financial guarantees	¥1,479	¥1,388	¥4,604	¥4,306
Performance guarantees	515	268	257	257
Liquidity facilities	186	82	64	86
Derivative instruments	—	14	319	254
Guarantees for the repayment of trust principal	2,142	2,379	1,685	1,385
Liabilities of trust accounts	785	1,310	1,245	668

Total guarantees	5,107	5,441	8,174	6,956
Other off-balance sheet instruments:
Commitments to extend credit	19,038	20,552	20,656	21,482
Commercial letters of credit	299	196	231	205
Others	181	33	112	9

Total other off-balance sheet instruments	19,518	20,781	20,999	21,696

Total	¥24,625	¥26,222	¥29,173	¥28,652

The contractual amounts of these guarantees and other off-balance sheet instruments represent the amounts at risk should the contracts be fully drawn upon with a subsequent default by UFJ Holdings’ customer and a decline in the value of the underlying collateral. Because many of these commitments expire without being drawn upon, the total contractual or notional amounts of these commitments do not necessarily represent UFJ Holdings’ or our future cash requirements.

UFJ Holdings maintained an allowance for losses on its off-balance sheet arrangements. This allowance was included in other liabilities. The allowance for losses on off-balance sheet credit instruments was ¥67.5 billion, ¥68.4 billion, ¥80.3 billion and ¥103.2 billion at March 31, 2003, 2004 and 2005, and September 30, 2005, respectively.

Variable Interest Entities

Securitization Conduits and Financing Vehicles of Client Properties

The UFJ group administered conduits that purchased financial and other assets from the UFJ group’s customers. These assets included loans, trade receivables and beneficiary interests in real estate trusts. Also, the UFJ group extended credits to certain entities that provided financing to the UFJ group’s customers. These entities were typically funded by borrowings from the UFJ group or third parties, investments under partnership agreements from customers, or both. While customers generally continued to service the assets transferred, the UFJ group underwrote, distributed, made a market in commercial paper issued by the conduits, and also provided liquidity and credit support facilities to the entities. In certain transactions in which the UFJ group underwrote the instruments issued by the conduits, it provided interim funds until it found third-party investors. In this type of arrangement, the owner of real estate properties received financing from the entity that was secured by the property.

In addition, the UFJ group extended non-recourse asset-backed loans to special purpose entities, which financed development projects including real estate development and natural resource development managed by third parties, who were typically the equity owner of the special purpose entities. The UFJ group generally acted as a member of a lending group, and was not exposed to a majority of the expected losses of these entities.

At September 30, 2005, the total assets of, and the UFJ group’s maximum exposure to, the conduits and vehicles that the UFJ group was not deemed to be the primary beneficiary amounted to ¥50,512.8 billion and ¥655.6 billion, respectively.

Investment Funds and Vehicles

The UFJ group held investments in various investment funds that collectively invested in equity and debt securities including listed Japanese securities and investment grade bonds, and, to a limited extent, securities and other interests issued by companies in a start-up or restructuring stage. Some of those funds were managed by investment advisory companies or fund management companies that made investment decisions and administer the funds. Since the equity holders do not have the substantive decision-making power and they do not have kick-out rights on the investment manager, these investment funds are deemed to be variable interest entities. As of September 30, 2005, these investment funds and vehicles had total assets of ¥16,800.8 billion and the UFJ group was exposed to a maximum loss of ¥553.8 billion.

Trust Arrangements

In addition to the above entities, the UFJ group offered a variety of trust products and managed and administered a wide range of trust arrangements including securities investment trusts, pension trusts and trusts used in the securitization of assets originated by and transferred to third parties. In a typical trust arrangement, the UFJ group managed and administered the assets on behalf of the customers in an agency, fiduciary and trust capacity. In principle, the UFJ group did not assume risks associated with the entrusted assets, which were borne by the customers, although in limited cases the UFJ group assumed risks through guarantees or certain protections as provided in the trust agreement. The UFJ group, however, was not a primary beneficiary of these trusts because the majority of the risks and rewards belonged to the holders of beneficiary certificates, and the guarantees and protections were called upon only in limited circumstances.

Financing Vehicles and Others

At September 30, 2005, the UFJ group had 11 wholly-owned financing vehicles that were formed to issue preferred securities to third-party investors.

At March 31, 2004, these financing vehicles were consolidated as UFJ Holdings’ subsidiaries under the existing standards that were effective before the adoption of FIN 46R. Common stock of and loans to the financing vehicles were eliminated in the consolidated balance sheet, and the preferred securities issued by the financing vehicles were classified as minority interests. Upon adopting FIN No. 46R, UFJ Holdings deconsolidated the financing vehicles, and ¥1,231.2 billion of subordinated debt the UFJ group issued to the financing vehicles were reflected as long-term debt in the consolidated balance sheets at September 30, 2005.

Further, the UFJ group extended credits, along with other financial institutions, to numerous financing entities that provided project finance or financing on acquisitions of aircraft or large commercial vessels. The source of repayment by the entities was primarily the lease payments from the lessee. In this type of arrangement, the lessee generally assumed the risks and rewards of the entity, and the UFJ group extended loans based on the credit quality of the lessee, as the UFJ group did not participate in the economics of the assets being financed by the entity.

Contractual Cash Obligations

In the normal course of its business, UFJ Holdings entered into contractual agreements whereby it committed to future purchases of products or services from unaffiliated parties. The following table summarizes UFJ Holdings’ contractual cash obligations at March 31, 2005:

	Payments Due by Period
	Less than 1 year	1-3 years	4-5 years	Over 5 years	Total
	(in billions)
Contractual cash obligations:
Time deposits and negotiable certificates of deposit	¥18,339.7	¥3,296.4	¥826.6	¥230.2	¥22,692.9
Long-term debt	988.7	1,461.0	863.9	2,506.4	5,820.0
Capital lease obligations	18.1	22.3	10.5	4.0	54.9
Operating lease obligations	10.3	18.6	17.2	11.7	57.8

Total	¥19,356.8	¥4,798.3	¥1,718.2	¥2,752.3	¥28,625.6

Non-exchange Traded Contracts Accounted for at Fair Value

UFJ Holdings used non-exchange traded or over-the-counter contracts to adapt to the varied requirements of a wide customer base while mitigating market risks. Non-exchange traded contracts were accounted for at fair value, which was generally based on pricing models or quoted market prices for instruments with similar characteristics. Gains or losses on non-exchange traded contracts were included in “Trading account gains (losses)—net” in UFJ Holdings’ consolidated statements of operations. These contracts consisted primarily of crude oil commodity contracts. The following table summarizes the changes in fair value of non-exchange traded contracts for the periods indicated:

	Fiscal Year Ended March 31,			Six Months Ended September 30,
	2003	2004	2005	2004	2005
	(in millions)
Net fair value of contracts outstanding at beginning of period	¥38	¥1,269	¥2,898	¥2,898	¥4,496
Changes attributable to contracts realized or otherwise settled during the period	629	1,325	394	348	2,321
Fair value of new contracts when entered into during the period	1,350	2,162	1,318	457	2,105
Other changes in fair value, principally revaluation at end of period	(748)	(1,858)	(114)	(738)	(2,520)

Net fair value of contracts outstanding at end of period	¥1,269	¥2,898	¥4,496	¥2,965	¥6,402

During the fiscal years ended March 31, 2003, 2004 and 2005, and for the six months ended September 30, 2005, the fair value of non-exchange traded contracts increased primarily due to an increase in the volume of transactions required to meet customers’ demands and cover customers’ transactions.

The following table summarizes the maturities of non-exchange traded contracts at September 30, 2005 (unaudited):

	Net Fair Value of Contracts
	Prices Actively Quoted	Prices Based on Models and Other Valuation Methods
	(in millions)
Maturity less than 1 year	¥40	¥8
Maturity less than 3 years and more than or equal to 1 year	1,925	(6)
Maturity less than 5 years and more than or equal to 3 years	1,533	(5)
Maturity 5 years or more	2,907	—

Total fair values	¥6,405	¥(3)

Risk Management

Illustration of Market Risks in the Fiscal Year Ended March 31, 2005

Trading activities

The VaR for UFJ Bank’s and UFJ Trust Bank’s total trading activities in the fiscal year ended March 31, 2005 is presented in the table below. Total amount of VaR as of March 31, 2005 was slightly higher compared to that as of March 31, 2004. As of March 31, 2005, market risks related to foreign exchange rates and equities increased, while interest rate risks decreased. On a daily average basis, total amount of VaR increased, together with risks related to foreign exchange rate and equities.

	(April 2003—March 2004)
	Daily Avg	High	Low	March 31, 2004
	(in billions)
VaR for Trading Activities (UFJ Bank)

Risk category:
Interest rate	¥1.64	¥3.47	¥0.45	¥2.77
Foreign exchange	0.56	1.15	0.21	0.34
Equities	0.31	0.93	0.16	0.43
Others	0.02	0.08	0.00	0.00
Diversification effect	(0.91)	—	—	(1.22)

Total	¥1.62	¥3.56	¥0.58	¥2.32

	(in millions)
VaR for Trading Activities (UFJ Trust Bank)
Total	¥6	¥11	¥4	¥6

	(April 2004—March 2005)
	Daily Avg	High	Low	March 31, 2005
	(in billions)
VaR for Trading Activities (UFJ Bank)

Risk category:
Interest rate	¥1.62	¥3.26	¥0.80	¥2.32
Foreign exchange	0.64	1.29	0.29	0.79
Equities	0.67	1.11	0.39	0.75
Others	0.01	0.01	0.00	0.00
Diversification effect	(0.57)	—	—	(0.66)

Total	¥2.37	¥3.73	¥1.38	¥3.20

	(in millions)
VaR for Trading Activities (UFJ Trust Bank)
Total	¥6	¥11	¥3	¥6

Note:	Based on a 1-day holding period, with a confidence interval of 99%. UFJ Bank employs the historical simulation method based on 750 business days of historical data, while UFJ Trust Bank employs the variance-covariance method based on two years of historical data. The highest and lowest VaR were taken from different days. A simple summation of VaR by risk category is not equal to total VaR due to the effect of diversification.

The average daily VaR by quarter in the fiscal year ended March 31, 2005 and the six months ended September 30, 2005 for UFJ Bank was as follows:

Daily Average VaR
(in billions)
Quarter (UFJ Bank)
April – June 2004	¥1.99
July – September 2004	2.18
October – December 2004	2.58
January – March 2005	2.74
April – June 2005	2.61
July – September 2005	2.24

(in millions)
Quarter (UFJ Trust Bank)
April – June 2004	¥7
July – September 2004	7
October – December 2004	4
January – March 2005	7

Quantitative market risks fluctuate throughout the year, reflecting the reaction of trading activities to market volatility. Although market conditions were often volatile during the fiscal year ended March 31, 2005, the UFJ group’s trading-related revenue was relatively stable, with positive trading-related revenue recorded for 170 of 245 trading days during the period. Furthermore, the amount of trading-related revenue per day was kept within a stable range, with 11 days of positive revenue and no days of negative revenue exceeding ¥1 billion.

Backtesting

Backtesting was used to evaluate the accuracy of risk calculations by comparing the VaR with actual gains and losses over a specific period. The reliability of the risk measurement model can be verified if the number of times gains and losses exceed VaR is within the forecast range.

Stress Testing

The UFJ group calculated, on a daily basis, the predicted losses of its current positions in each market sector, applying the worst ten-day volatility recorded during the observation period of 750 business days for UFJ Bank and the worst one-day volatility recorded during an observation period of two years for UFJ Trust Bank. As of March 31, 2005, UFJ Bank held a total trading activity position of ¥6.4 billion of predicted loss of trading positions as compared to ¥10.3 billion as of March 31, 2004. UFJ Trust Bank held a total trading activity position of ¥0.03 billion of predicted loss of trading positions as of March 31, 2005, relatively unchanged from March 31, 2004.

Non-trading Activities

VaR for risks related to the UFJ group’s strategic equity portfolio as of March 31, 2005, based on a 10-day holding period, was ¥116.8 billion for UFJ Bank and UFJ Trust Bank on a simple combined basis, a ¥36.0 billion decrease from March 31, 2004. VaR for risks related to the UFJ group’s Yen-denominated bond portfolio was ¥94.4 billion as of March 31, 2005, a decrease of ¥62.7 billion from ¥157.1 billion as of March 31, 2004. These decreases reflect decreases in the UFJ group’s equity portfolio and in medium- and long-term Yen-denominated bonds.

The daily average VaR of the banking book of UFJ Bank and UFJ Trust Bank by quarter in the fiscal year ended March 31, 2005 and the six months ended September 30, 2005 for UFJ Bank was as follows:

Daily Average VaR
(in billions)
Banking Book Equity Holdings (risk with a market value)

Quarter (UFJ Bank)
April – June 2004	¥135.25
July – September 2004	154.71
October – December 2004	102.86
January – March 2005	100.05
April – June 2005	92.20
July – September 2005	117.91
Quarter (UFJ Trust Bank)
April – June 2004	¥26.23
July – September 2004	25.34
October – December 2004	20.75
January – March 2005	21.27

Yen-Denominated Bond Holdings

Quarter (UFJ Bank)
April – June 2004	¥149.90
July – September 2004	132.46
October – December 2004	76.43
January – March 2005	61.40
April – June 2005	48.91
July – September 2005	50.19

Quarter (UFJ Trust Bank: figures include bonds in foreign currency and investment trust portfolios)
April – June 2004	¥27.57
July – September 2004	24.92
October – December 2004	19.90
January – March 2005	16.82

Note:	Based on a 10-day holding period, with a confidence interval of 99%. UFJ Bank employs the historical simulation method based on 750 business days of historical data, while UFJ Trust Bank employs the variance-covariance method based on two years of historical data.

UFJ HOLDINGS, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS (Unaudited)

	September 30, 2004	March 31, 2005	September 30, 2005
	(in millions)
ASSETS
Cash and due from banks	¥8,149,014	¥4,936,259	¥5,592,294
Interest-earning deposits in other banks	569,684	1,085,800	913,211
Call loans and funds sold	259,176	245,774	183,610
Receivables under reverse repurchase agreements	201,384	1,785,407	1,732,212
Receivables under securities borrowing transactions	3,244,318	2,519,726	1,882,198
Trading account assets at estimated fair value (including assets pledged that secured parties are permitted to sell or repledge of ¥1,279,614 million at September 30, 2004, ¥2,767,272 million at March 31, 2005 and ¥1,841,763 million at September 30, 2005) (Note 4)	4,827,545	6,365,313	4,765,041
Investment securities (Note 2):
Securities available for sale—at estimated fair value (including assets pledged that secured parties are permitted to sell or repledge of ¥1,210,154 million at September 30, 2004, ¥1,912,516 million at March 31, 2005 and ¥2,037,798 million at September 30, 2005) (Note 4)	18,035,485	19,874,728	19,927,031
Other investment securities	275,943	392,804	431,058

Total investment securities	18,311,428	20,267,532	20,358,089

Loans, net of unearned income and deferred loan fees (including assets pledged that secured parties are permitted to sell or repledge of ¥406,670 million at September 30, 2004, ¥391,622 million at March 31, 2005 and ¥1,290,458 million at September 30, 2005) (Note 3 and 4)	43,928,238	41,911,897	42,403,788
Allowance for loan losses (Note 3)	(2,080,771)	(1,041,818)	(1,029,228)

Net loans	41,847,467	40,870,079	41,374,560

Premises and equipment	597,926	595,888	561,810
Accrued interest	69,586	107,436	99,802
Customers’ acceptance liabilities	30,358	41,802	42,752
Intangible assets	620,086	629,726	603,630
Goodwill	2,399,391	2,395,907	2,323,781
Deferred tax assets	56,284	26,543	27,433
Accounts receivable	634,689	361,314	618,728
Other assets	803,347	961,408	957,314

Total assets	¥82,621,683	¥83,195,914	¥82,036,465

See the accompanying notes to these Condensed Consolidated Financial Statements.

UFJ HOLDINGS, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS (Unaudited)

	September 30, 2004	March 31, 2005	September 30, 2005
	(in millions)
LIABILITIES AND STOCKHOLDERS’ EQUITY
Deposits:
Domestic offices:
Non-interest-bearing	¥3,860,822	¥9,020,134	¥11,162,282
Interest-bearing	51,306,252	43,328,498	40,065,715
Overseas offices:
Non-interest-bearing	125,450	121,267	126,833
Interest-bearing	2,214,226	2,097,087	1,983,075

Total deposits	57,506,750	54,566,986	53,337,905

Call money and funds purchased	1,226,230	1,291,119	1,692,466
Payables under repurchase agreements	943,557	2,802,524	3,401,945
Payables under securities lending transactions	2,380,652	2,261,851	910,654
Due to trust account	1,698,607	1,241,661	1,503,744
Other short-term borrowings	6,110,201	5,830,806	6,478,603
Trading account liabilities	2,647,808	4,239,610	3,110,988
Obligations to return securities received as collateral	195,478	162,690	151,042
Bank acceptances outstanding	30,358	41,802	42,752
Accrued interest	68,371	89,009	88,413
Accounts payable	635,590	645,744	1,017,174
Other liabilities	1,894,559	2,049,681	2,014,526
Long-term debt	5,775,359	5,874,970	5,755,419

Total liabilities	81,113,520	81,098,453	79,505,631

Commitments and contingent liabilities (Note 10)
Stockholders’ equity:
Capital stock:
Preferred stock (Note 8)	732,224	709,818	700,001
Common stock authorized, 18,000,000 shares; issued, 5,107,405 shares at September 30, 2004, 5,165,293 shares at March 31, 2005 and 5,191,477 shares at September 30, 2005, with no stated value	267,776	290,182	299,999
Capital surplus	2,527,309	2,541,296	2,555,564
Accumulated deficit	(2,490,221)	(2,031,298)	(1,825,668)
Accumulated other changes in equity from nonowner sources, net of taxes	480,429	592,016	804,404

Total	1,517,517	2,102,014	2,534,300
Less treasury stock, at cost—6,082 common shares at September 30, 2004, 9,769 common shares at March 31, 2005 and 8,098 common shares at September 30, 2005	9,354	4,553	3,466

Total stockholders’ equity	1,508,163	2,097,461	2,530,834

Total liabilities and stockholders’ equity	¥82,621,683	¥83,195,914	¥82,036,465

See the accompanying notes to these Condensed Consolidated Financial Statements.

UFJ HOLDINGS, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF INCOME (Unaudited)

	Six months ended September 30,
	2004	2005
	(in millions)
Interest income:
Loans, including fees (Note 3)	¥483,857	¥477,433
Deposits in other banks	8,153	21,707
Investment securities:
Interest	91,785	88,037
Dividends	10,821	12,797
Trading account assets	8,674	9,211
Call loans and funds sold	1,858	2,573
Receivables under reverse repurchase agreements and securities borrowing transactions	8,314	39,805

Total	613,462	651,563

Interest expense:
Deposits	38,815	54,079
Call money and funds purchased	662	1,870
Payables under repurchase agreements and securities lending transactions	11,032	47,443
Due to trust accounts	3,909	2,618
Other short-term borrowings and trading account liabilities	16,535	12,776
Long-term debt	65,357	66,105

Total	136,310	184,891

Net interest income	477,152	466,672
Provision for loan losses (Note 3)	202,398	75,714

Net interest income after provision for loan losses	274,754	390,958

Non-interest income:
Fees and commissions	297,036	305,049
Foreign exchange gains (losses)—net	5,402	(87,927)
Trading account (losses) gains —net	(65,469)	122,094
Investment securities gains—net	250,735	88,310
Equity in earnings of affiliated companies	9,217	16,412
Other non-interest income	27,602	44,418

Total	524,523	488,356

Non-interest expense:
Salaries and employee benefits	160,962	168,763
Occupancy expenses—net	68,039	65,913
Fees and commission expense	45,513	47,434
Amortization of intangible assets	55,074	58,359
Insurance premiums, including deposit insurance	25,758	27,126
Minority interest in income (losses) of consolidated subsidiaries	3,754	(10,681)
Communications	16,708	16,239
(Reversal of) provision for allowance for acceptances and off-balance sheet credit instruments	(9,733)	22,898
Losses on sales and disposal of premises and equipment	3,526	9,666
Other non-interest expenses	180,963	211,905

Total	550,564	617,622

Income before income tax expense and cumulative effect of change in accounting principle	248,713	261,692
Income tax expense	5,906	41,865

Income before cumulative effect of change in accounting principle	242,807	219,827
Cumulative effect of change in accounting principle, net of taxes (Note 11)	2,942	—

Net income	245,749	219,827
Income allocable to preferred stockholders:
Cash dividends paid	12,861	—
Beneficial conversion feature (Note 8)	13,469	14,197

Net income available to common stockholders	¥219,419	¥205,630

	(in Yen)
Earnings per common share (Note 7):
Basic earnings per common share—income available to common stockholders before cumulative effect of change in accounting principle	¥42,528	¥39,963
Basic earnings per common share—net income available to common stockholders	¥43,106	¥39,963
Diluted earnings per common share—income available to common stockholders before cumulative effect of change in accounting principle	¥33,605	¥30,532
Diluted earnings per common share—net income available to common stockholders	¥34,012	¥30,532

See the accompanying notes to these Condensed Consolidated Financial Statements.

UFJ HOLDINGS, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FROM NONOWNER SOURCES (Unaudited)

	Gains (losses), net of income taxes
	Six months ended September 30,
	2004	2005
	(in millions)
Net income	¥245,749	¥219,827

Other changes in equity from nonowner sources:
Net unrealized holding (losses) gains on investment securities available for sale	(14,316)	230,105
Reclassification adjustment for net gains included in net income	(137,930)	(33,219)

Total	(152,246)	196,886

Changes in minimum pension liability	92	89

Foreign currency translation adjustments	3,640	15,435
Reclassification adjustment for losses included in net income	48	(22)

Total	3,688	15,413

Total changes in equity from nonowner sources	¥97,283	¥432,215

See the accompanying notes to these Condensed Consolidated Financial Statements.

UFJ HOLDINGS, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY (Unaudited)

	Six months ended September 30,
	2004	2005
	(in millions)
Preferred stock (Note 8):
Balance at beginning of period	¥737,806	¥709,818
Conversion of preferred stock to common stock	(5,582)	(9,817)

Balance at end of period	¥732,224	¥700,001

Common stock:
Balance at beginning of period	¥262,194	¥290,182
Issuance of new shares of common stock by conversion of preferred stock	5,582	9,817

Balance at end of period	¥267,776	¥299,999

Capital surplus:
Balance at beginning of period	¥2,517,821	¥2,541,296
Amortization of beneficial conversion feature of preferred stock	13,469	14,197
Gain on sale of treasury stock, net of taxes	9	71
Stock issuance cost	(3,990)	—

Balance at end of period	¥2,527,309	¥2,555,564

Accumulated deficit:
Balance at beginning of period	¥(2,709,640)	¥(2,031,298)
Net income	245,749	219,827
Cash dividends paid on preferred stock	(12,861)	—
Amortization of beneficial conversion feature of preferred stock	(13,469)	(14,197)

Balance at end of period	¥(2,490,221)	¥(1,825,668)

Accumulated other changes in equity from nonowner sources, net of taxes:
Balance at beginning of period	¥628,895	¥592,016
Net change during the period	(148,466)	212,388

Total balance at end of period	¥480,429	¥804,404

Treasury stock:
Balance at beginning of period	¥(2,231)	¥(4,553)
Purchases of treasury stock	(377)	(863)
Sales of treasury stock	428	1,950
Net decrease resulting from issuance of treasury stock in exchange for remaining interest in subsidiary	(7,174)	—

Balance at end of period	¥(9,354)	¥(3,466)

Total stockholders’ equity	¥1,508,163	¥2,530,834

See the accompanying notes to these Condensed Consolidated Financial Statements.

UFJ HOLDINGS, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)

	Six months ended September 30,
	2004	2005
	(in millions)
Cash flows from operating activities:
Net income	¥245,749	¥219,827
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Cumulative effect of change in accounting principle, net of taxes	(2,942)	—
Depreciation and amortization	85,486	84,861
Provision for loan losses	202,398	75,714
Investment securities gains—net	(250,735)	(88,310)
Foreign exchange losses (gains)—net	(101,522)	9,001
Provision for deferred income tax expense (benefit)	(5,439)	5,786
Decrease (increase) in trading account assets, including foreign exchange contracts	(541,432)	1,592,424
Decrease in trading account liabilities, including foreign exchange contracts	(48,248)	(1,161,349)
Decrease (increase) in accrued interest and other receivables	585,828	(744,708)
Increase (decrease) in accrued interest and other payables	(451,724)	743,947
Other—net	75,715	70,134

Net cash provided by (used in) operating activities	(206,866)	807,327

Cash flows from investing activities:
Proceeds from sales and maturities of investment securities available for sale	30,415,351	27,719,507
Purchases of investment securities available for sale	(27,962,790)	(27,211,002)
Proceeds from sales of other investment securities	8,165	52,955
Purchases of other investment securities	(4,579)	(35,979)
Net decrease (increase) in loans	2,373,005	(760,312)
Net decrease in interest-earning deposits in other banks	340,988	175,848
Net decrease (increase) in call loans, funds sold, and receivables under reverse repurchase agreements and securities borrowing transactions	(444,445)	759,443
Other—net	(776)	(2,198)

Net cash provided by investing activities	4,724,919	698,262

Cash flows from financing activities:
Net decrease in deposits	(970,608)	(1,229,534)
Net decrease in call money, funds purchased, and payables under repurchase agreements and securities lending transactions	(81,934)	(344,806)
Net increase (decrease) in due to trust accounts	(25,735)	296,720
Net increase in other short-term borrowings	566,395	649,551
Proceeds from issuance of long-term debt	262,513	513,380
Repayment of long-term debt	(501,754)	(739,131)
Proceeds from preferred stock issued by subsidiaries	700,000	—
Dividends paid	(12,861)	—
Other—net	(20,730)	(399)

Net cash used in financing activities	(84,714)	(854,219)

Effect of exchange rate changes on cash and cash equivalents	12,252	4,665

Net increase in cash and cash equivalents	4,445,591	656,035
Cash and cash equivalents due to the initial consolidation of variable interest entities pursuant to the adoption of FIN 46R	73,936	—
Cash and cash equivalents at beginning of period	3,629,487	4,936,259

Cash and cash equivalents at end of period	¥8,149,014	¥5,592,294

Supplemental disclosure of cash flow information (Note 13):
Cash paid during the period for:
Interest	¥139,811	¥185,487
Income taxes, net of refunds	7,671	30,583

See the accompanying notes to these Condensed Consolidated Financial Statements.

UFJ HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

1.    BASIS OF SEMI-ANNUAL CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

The accompanying unaudited semi-annual condensed consolidated financial statements are stated in Japanese Yen, the currency of the country in which UFJ Holdings, Inc. (“UFJ Holdings”) is incorporated and principally operates. Such condensed consolidated financial statements include the accounts of UFJ Holdings and its subsidiaries (collectively, the “UFJ Group”) and reflect all adjustments (consisting of normal recurring adjustments) that, in the opinion of management, are necessary for a fair presentation of amounts involved to conform with generally accepted accounting principles and prevailing practices within the banking industry in the United States of America (“US GAAP”). The accompanying unaudited condensed consolidated financial statements should be read in conjunction with the consolidated financial statements for the fiscal year ended March 31, 2005. Certain information that would be included in annual financial statements but is not required for semi-annual reporting purposes under US GAAP has been omitted or condensed.

The presentation of condensed consolidated financial statements in conformity with US GAAP requires management to use estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the condensed consolidated financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

Certain reclassifications and format changes have been made to the prior period financial statements to conform to the current period presentation.

Recently Issued Accounting Pronouncements

Accounting for Certain Loans and Debt Securities Acquired in a Transfer—In December 2003, the AICPA issued Statement of Position 03-3, “Accounting for Certain Loans or Debt Securities Acquired in a Transfer,” (“SOP 03-3”) which supersedes AICPA Practice Bulletin 6, “Amortization of Discounts on Certain Acquired Loans” and addresses accounting for differences between contractual cash flows and cash flows expected to be collected from an investor’s initial investment in loans or debt securities acquired in a transfer if those differences are attributable, at least, in part, to credit quality. SOP 03-3 requires acquired impaired loans for which it is probable that the investor will be unable to collect all contractually required payments receivable to be recorded at the present value of amounts expected to be received and prohibits carrying over or creation of valuation allowances in the initial accounting for these loans. SOP 03-3 also limits accretable yield to the excess of the investor’s estimate of undiscounted cash flows over the investor’s initial investment in the loan and prohibits the recognition of the non-accretable difference. Subsequent increases in cash flows expected to be collected generally should be recognized prospectively through adjustment of the loan’s yield over its remaining life while any decreases in such cash flows should be recognized as impairments. SOP 03-3 also provides guidance with regard to presentation and disclosures. SOP 03-3 is effective for loans and debt securities acquired in fiscal year beginning after December 15, 2004. The initial adoption of SOP 03-3 did not have a material impact on the UFJ Group’s financial position and results of operations.

Exchanges of Nonmonetary Assets—In December 2004, the FASB issued SFAS No. 153, “Exchanges of Nonmonetary Assets, an amendment of APB Opinion No. 29.” The guidance in Accounting Principles Board (“APB”) No. 29, “Accounting for Nonmonetary Transactions,” is based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. The guidance in APB No. 29, however, included certain exceptions to that principle. SFAS No. 153 amends APB No. 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has

UFJ HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)—(Continued)

commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS No. 153 is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005, with earlier adoption permitted.

Accounting Changes and Error Corrections— In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections—a replacement of APB Opinion No. 20 and FASB Statement No. 3.” SFAS No. 154 replaces APB No. 20, “Accounting Changes,” and SFAS No. 3, “Reporting Accounting Changes in Interim Financial Statements,” and changes the requirements for the accounting for and reporting of a change in accounting principle. SFAS No. 154 applies to all voluntary changes in accounting principle. SFAS No. 154 also applies to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005, with earlier adoption permitted. Accordingly, the UFJ Group can not reasonably estimate the ultimate impact of SFAS No. 154.

2.    INVESTMENT SECURITIES

The amortized costs and estimated fair values of available for sale investment securities at March 31, 2005 and September 30, 2005 are as follows:

	March 31, 2005				September 30, 2005
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated fair value	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated fair value
	(in millions)
Debt securities, principally Japanese government bonds and corporate bonds	¥18,147,105	¥103,332	¥29,000	¥18,221,437	¥18,088,124	¥111,619	¥32,777	¥18,166,966
Marketable equity securities	1,020,313	636,630	3,652	1,653,291	917,847	843,063	845	1,760,065

Total securities available for sale	¥19,167,418	¥739,962	¥32,652	¥19,874,728	¥19,005,971	¥954,682	¥33,622	¥19,927,031

UFJ HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)—(Continued)

3.    LOANS AND ALLOWANCE FOR LOAN LOSSES

Loans at March 31, 2005 and September 30, 2005 by domicile and type of industry of borrower are summarized below. Classification of loan by industry is based on the industry segment loan classifications as defined by The Bank of Japan.

	March 31, 2005	September 30, 2005
	(in millions)
Domestic:
Manufacturing	¥5,013,079	¥4,829,047
Construction	1,176,199	1,041,618
Real estate	3,582,281	3,247,488
Services	3,352,907	3,118,777
Wholesale and retail	4,808,338	4,597,106
Banks and other financial institutions	2,961,485	2,872,584
Other industries	3,905,663	5,000,606
Consumer:
Mortgage loan	8,733,406	9,154,478
Credit card	1,366,925	1,380,250
Other	4,432,429	4,531,807

Total domestic	39,332,712	39,773,761

Foreign:
Governments and official institutions	91,989	88,628
Banks and other financial institutions	251,347	301,831
Commercial and industrial	2,087,330	2,048,622
Other	170,134	211,477

Total foreign	2,600,800	2,650,558

Less unearned income and deferred loan fees—net	21,615	20,531

Total	¥41,911,897	¥42,403,788

Loans are placed on non-accrual status when substantial doubt exists as to the full and timely collection of either principal or interest, or when principal or interest is contractually past due one month or more with respect to loans of domestic banking subsidiaries, including UFJ Bank Limited (“UFJ Bank”) and UFJ Trust Bank Limited (“UFJ Trust”), and 90 days or more with respect to loans of certain foreign banking subsidiaries, except when the loans are in the process of collection based upon the judgment of management.

The following table is a summary of non-accrual loans, restructured loans and accruing loans past due 90 days or more at March 31, 2005 and September 30, 2005.

	March 31, 2005	September 30, 2005
	(in millions)
Non-accrual loans	¥1,813,585	¥1,804,658
Restructured loans	501,524	414,482
Accruing loans contractually past due 90 days or more	11,743	6,765

Total	¥2,326,852	¥2,225,905

The UFJ Group’s impaired loans (evaluated individually) primarily include non-accrual loans and restructured loans. At March 31, 2005 and September 30, 2005, impaired loans are ¥1,923,646 million and ¥1,869,816 million, respectively.

UFJ HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)—(Continued)

Changes in the allowance for loan losses for the six months ended September 30, 2004 and 2005 are as follows:

	Six months ended September 30,
	2004	2005
	(in millions)
Balance at beginning of period	¥2,438,309	¥1,041,818

Provision for loan losses	202,398	75,714

Charge-offs	(676,086)	(138,967)
Recoveries	35,621	52,144

Net charge-offs	(640,465)	(86,823)

Other changes *	80,529	(1,481)

Balance at end of period	¥2,080,771	¥1,029,228

* Other changes principally include the effects of foreign exchange translation adjustments. At September 30, 2004, an additional ¥80.2 billion of loan loss allowances relates to the first time consolidation of Nippon Shinpan Co., Ltd. (“Nippon Shinpan”).

4.    PLEDGED ASSETS AND COLLATERAL

At September 30, 2005, non-cash assets pledged as collateral for call money, funds purchased, payables under repurchase agreements and securities lending transactions, other short-term borrowings, and long-term debt, and for certain other purposes are as follows:

September 30, 2005
(in millions)
Trading securities	¥2,415,873
Investment securities	8,444,535
Loans	2,045,585
Other	40,839

Total	¥12,946,832

In addition, at September 30, 2005, the UFJ Group has pledged non-cash financial assets aggregating ¥1,734,323 million as collateral for acting as a collection agent of public funds, for settlement of exchange at The Bank of Japan and Tokyo Bankers Association, for derivative transactions and for certain other purposes. Such assets primarily include loans and securities. The securities pledged consist principally of Japanese national government and Japanese government agency bonds.

At September 30, 2005, the UFJ Group pledged assets with a fair value of ¥9,511,136 million as collateral that it has determined may not be sold or repledged by the secured parties.

UFJ HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)—(Continued)

5.    SEVERANCE INDEMNITIES AND PENSION PLANS

The UFJ Group maintains various severance indemnities and defined pension plans for its employees. These plans generally provide benefits based on eligible compensation at the time of retirement, years of service and other factors. The net pension and severance cost of defined benefit plans for the six months ended September 30, 2004 and 2005 are as follows:

	Six months ended September 30,
	2004	2005
	(in millions)
Service cost—benefits earned during the period	¥8,919	¥9,655
Interest costs on projected benefit obligation	12,224	8,672
Expected return on plan assets	(13,347)	(11,436)
Amortization of unrecognized prior service cost	(4,048)	(4,123)
Amortization of net actuarial loss	1,050	1,625

Net periodic benefit cost	¥4,798	¥4,393

The UFJ Group has contributed ¥19 billion to the Japanese plans during the six months ended September 30, 2005 and expects to contribute approximately another ¥19 billion by March 31, 2006.

In April 2004, UFJ Bank instituted a plan amendment to reduce benefit payments on the severance indemnity plan and the annuity plan. In June 2004, the trustee of the pension trusts approved a transfer of excess plan assets to UFJ Bank in the amount of ¥153,264 million comprising ¥144,983 million of equity securities and ¥8,281 million of cash.

6.    REGULATORY CAPITAL REQUIREMENTS

UFJ Holdings, UFJ Bank and UFJ Trust and various other bank subsidiaries are subject to various regulatory capital requirements promulgated by the regulatory authorities of the countries in which they operate. Failure to meet minimum capital requirements will initiate certain mandatory actions by regulators that, if undertaken, could have a direct material effect on UFJ Holdings’ consolidated financial statements.

The table below presents UFJ Holdings’ consolidated risk-based capital, risk-adjusted assets and risk-based capital ratios at March 31, 2005 and September 30, 2005. Underlying figures are calculated in accordance with Japanese banking regulations based on information derived from the financial statements prepared in accordance with accounting principles generally accepted in Japan (“Japanese GAAP”) as required by the Financial Services Agency of Japan (“FSA”).

	March 31, 2005	September 30, 2005	Minimum capital ratios required
	(in millions, except percentages)
Capital components:
Tier I capital	¥2,313,455	¥2,759,034
Tier II capital	2,278,661	2,300,028
Total risk-based capital	4,513,179	4,973,648
Risk-weighted assets	43,405,996	42,596,863
Capital ratios:
Tier I capital	5.32%	6.47%	4.00%
Total risk-based capital	10.39	11.67	8.00

UFJ HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)—(Continued)

The table below presents the consolidated and stand-alone risk-based capital ratios of UFJ Bank and UFJ Trust at March 31, 2005 and September 30, 2005. Underlying figures are calculated in accordance with Japanese banking regulations based on information derived from the financial statements prepared in accordance with Japanese GAAP as required by the FSA.

	March 31, 2005	September 30, 2005	Minimum capital ratios required
Consolidated capital ratios:
UFJ Bank:
Tier I capital	5.35%	6.47%	4.00%
Total risk-based capital	10.48	11.66	8.00
UFJ Trust:
Tier I capital	10.13	12.31	2.00
Total risk-based capital	11.93	13.69	4.00
Stand-alone capital ratios:
UFJ Bank:
Tier I capital	5.42	6.82	4.00
Total risk-based capital	10.48	11.84	8.00
UFJ Trust:
Tier I capital	10.70	12.50	2.00
Total risk-based capital	12.21	13.52	4.00

7.    EARNINGS PER COMMON SHARE

Basic earnings per common share (“EPS”) excludes the dilutive effects of potential common stock and is computed by dividing net income available to common stockholders by the weighted average number of common stock outstanding for the period, while diluted EPS gives effect to all dilutive potential common stock that was outstanding for the period.

The weighted average number of shares used in the computations of basic EPS and diluted EPS were 5,090 thousand shares and 7,225 thousand shares, respectively, for the six months ended September 30, 2004, and 5,146 thousand shares and 7,200 thousand shares, respectively, for the six months ended September 30, 2005.

For the six months ended September 30, 2004, Class I to VII Preferred stock were included in the computation of diluted earnings per common share. For the six months ended September 30, 2005, Class I, II, IV, V and VII Preferred stock were included in the computation of diluted earnings per common share.

The per share impact of the cumulative effect of change in accounting principle for basic earnings per common share for the six months ended September 30, 2004 was ¥578. The per share impact of the cumulative effect of change in accounting principle for diluted earnings per common share for the six months ended September 30, 2004 was ¥407.

UFJ HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)—(Continued)

8.    PREFERRED STOCK AND BENEFICIAL CONVERSION FEATURE

Preferred stock issued and outstanding at September 30, 2004, March 31, 2005 and September 30, 2005 is as follows:

	Outstanding at September 30, 2004	Outstanding at March 31, 2005	Outstanding at September 30, 2005
	(number of shares)
Preferred stock
Class I	12,989	6,543	—
Class II	200,000	200,000	200,000
Class III	12,237	—	—
Class IV	150,000	150,000	150,000
Class V	150,000	150,000	150,000
Class VI	1,008	8	1
Class VII	200,000	200,000	200,000

Total	726,234	706,551	700,001

	Outstanding at September 30, 2004	Outstanding at March 31, 2005	Outstanding at September 30, 2005
	(in millions)
Preferred stock
Class I	¥19,483	¥9,814	¥—
Class II	300,000	300,000	300,000
Class III	12,237	—	—
Class IV	150,000	150,000	150,000
Class V	150,000	150,000	150,000
Class VI	504	4	1
Class VII	100,000	100,000	100,000

Total	¥732,224	¥709,818	¥700,001

The change in the unamortized discount arising from the beneficial conversion feature of the Preferred stock during the six months ended September 30, 2004 is as follows:

	Class I	Class IV	Class V	Class VI	Total
	(in millions)
Balance at March 31, 2004	¥291	¥70,520	¥82,548	¥193	¥153,552
Amortization to accumulated deficit	(104)	(6,232)	(7,112)	(9)	(13,457)
Charged to accumulated deficit on conversion of Preferred stock	(12)	—	—	—	(12)

Balance at September 30, 2004	¥175	¥64,288	¥75,436	¥184	¥140,083

The change in the unamortized discount arising from the beneficial conversion feature of the Preferred stock during the six months ended September 30, 2005 is as follows:

	Class I	Class IV	Class V	Class VI	Total
	(in millions)
Balance at March 31, 2005	¥35	¥57,886	¥68,092	¥1	¥126,014
Amortization to accumulated deficit	—	(6,576)	(7,585)	(0)	(14,161)
Charged to accumulated deficit on conversion of Preferred stock	(35)	—	—	(1)	(36)

Balance at September 30, 2005	¥—	¥51,310	¥60,507	¥0	¥111,817

UFJ HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)—(Continued)

9.    DERIVATIVE FINANCIAL INSTRUMENTS

The UFJ Group uses various derivative financial instruments, including interest rate swaps and foreign currency forward contracts, for trading, customer accommodation and risk management purposes. The UFJ Group’s trading activities include dealing and customer accommodation activities to meet the financial needs of its customers and related derivatives are measured at fair value with gains and losses recognized currently in earnings. The UFJ Group also accounts for derivatives held for risk management purpose as trading positions and measures them at fair value with gains (losses) recognized currently in earnings.

10.    OBLIGATIONS UNDER GUARANTEES AND OTHER OFF-BALANCE SHEET INSTRUMENTS

The UFJ Group provides customers with a variety of guarantees and similar arrangements, including standby letters of credit, financial and performance guarantees, credit protections, liquidity facilities, other off-balance sheet credit-related supports and similar instruments, in order to meet customers’ financial and business needs. The table below presents the contractual or notional amounts of such guarantees at March 31, 2005 and September 30, 2005.

	March 31, 2005	September 30, 2005
	(in billions)
Standby letters of credit and financial guarantees	¥4,604	¥4,306
Performance guarantees	257	257
Liquidity facilities	64	86
Derivative instruments	319	254
Guarantees for the repayment of trust principal	1,685	1,385
Liabilities of trust accounts	1,245	668

Total	¥8,174	¥6,956

In addition to obligations under guarantees and similar arrangements set forth above, the UFJ Group issues other off-balance sheet instruments to meet the financing needs of its customers and other purposes. The table below presents the contractual amounts with regard to such instruments at March 31, 2005 and September 30, 2005.

	March 31, 2005	September 30, 2005
	(in billions)
Commitments to extend credit	¥20,656	¥21,482
Commercial letters of credit	231	205
Reverse repurchase and repurchase agreements	103	—
Commitments to make investments	9	9

The UFJ Group is involved in various litigation matters. Management, based upon its current knowledge and results of consultation with counsel, makes an appropriate level of litigation reserve. Management believes that the amount of the UFJ Group’s liabilities when ultimately determined will not have a material adverse effect on the UFJ Group’s results of operations, financial position and cash flows.

11.    VARIABLE INTEREST ENTITIES

A variable interest entity (“VIE”) is defined as an entity with one or more of the following characteristics; (1) the equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support from other parties, (2) the equity investors lack significant decision making ability or do not absorb the expected losses or receive the expected residual returns or (3) the

UFJ HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)—(Continued)

equity interests have voting rights that are not proportionate to their economic interests, and the activities of the entity involve or are conducted on behalf of an investor with a disproportionately small voting interest. Variable interests in a VIE are contractual, ownership, or other pecuniary interests in an entity that change with changes in the fair value of the entity’s net assets exclusive of variable interests. An enterprise is required to consolidate a VIE if that enterprise has a variable interest that will absorb a majority of the entity’s expected losses, receive a majority of the entity’s expected returns, or both. An enterprise that consolidates a VIE is referred to as the primary beneficiary.

In the normal course of its business, the UFJ Group is a party to various entities which may be deemed to be VIEs such as asset-backed commercial paper conduits, securitization conduits and financing vehicles of client properties, various investment funds, its borrowers and others.

The UFJ Group adopted FASB Interpretation No. 46 (revised December 2003), Consolidation of Variable Interest Entities, an interpretation of ARB No. 51 (“FIN No. 46R”) at April 1, 2004, except for certain investment companies, for which the effective date of FIN No. 46R is deferred. As a result, the UFJ Group has consolidated all VIEs in which it is deemed to be the primary beneficiary including those created before February 1, 2003. The adoption of FIN No. 46R resulted in a cumulative-effect adjustment raising net income by ¥2,942 million in the six months ended on September 30, 2004.

The following table presents, by type of VIE, the total assets of consolidated and non-consolidated VIEs and the maximum exposure to non-consolidated VIEs at September 30, 2005:

	September 30, 2005
	Consolidated VIEs	Non-consolidated VIEs
	Assets	Assets	Maximum exposure
	(in millions)
Securitization conduits of the UFJ Groups’ financial assets	¥222,367	¥—	¥—
Securitization conduits and financing vehicles of client properties	1,178,530	50,512,797	655,567
Investment funds and vehicles	651,202	16,800,840	553,773
Financing vehicles	—	1,240,325	101,333
Others	2,036,347	4,447,170	826,795

Total	¥4,088,446	¥73,001,132	¥2,137,468

The following table presents the carrying amount of consolidated assets that correspond to VIE obligations.

September 30, 2005
(in millions)
Cash	¥62,509
Trading account assets	578,714
Investment securities	28,844
Loans	2,784,283
Premises and equipment	52,045
Others	582,051

Total	¥4,088,446

UFJ HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)—(Continued)

A portion of the assets presented in the table above were derived from transactions between consolidated VIEs and the UFJ Group, the primary beneficiary, and were eliminated as intercompany transactions. The eliminated amounts were ¥140,225 million of cash, ¥243 million of trading account assets, ¥178,970 million of loans, and ¥8,343 million of other assets.

In general, the creditors or beneficial interest holders of consolidated VIEs have recourse only to the assets of those VIEs and do not have recourse to other assets of the UFJ Group, except where the UFJ Group provides credit support as in the case of certain securitization conduits.

Securitization Conduits of the UFJ Group’s Financial Assets

The UFJ Group administers several finance entities (primarily commercial paper conduits) that purchase financial assets, primarily performing loans, from the UFJ Group entities. The UFJ Group participates in a majority of these entities expected losses through either subordinated interests the UFJ Group retains or guarantee on commercial papers issued by the entities.

The amount of total assets of the finance entities that the UFJ group consolidated as of March 31, 2005 was ¥381,437 million.

Securitization Conduits and Financing Vehicles of Client Properties

The UFJ Group administers conduits that purchase financial and other assets from the UFJ Group’s customers. These assets include loans, trade receivables and beneficiary interests in real estate trusts. Also, the UFJ Group extends credits to certain entities that provide financing to the UFJ Group’s customers. These entities are typically funded by borrowings from the UFJ Group or third parties, investments under partnership agreements from customers, or both. While customers generally continue to service the assets transferred, the UFJ Group underwrites, distributes, makes a market in commercial paper issued by the conduits, and also provides liquidity and credit support facilities to the entities. In certain transactions in which the UFJ Group underwrites the instruments issued by the conduits, it provides interim funds until it finds third-party investors. In this type of arrangement, the owner of real estate properties receives financing from the entity that is secured by the property. The UFJ Group consolidates entities in which it participates in a majority of risks and rewards through the investment and financing including the interim funds.

In addition, the UFJ Group extends non-recourse asset-backed loans to special purpose entities, which finances development projects including real estate development and natural resource development managed by third parties, who are typically the equity owner of the special purpose entities. The UFJ Group generally acts as a member of a lending group, and is not exposed to a majority of the expected losses of these entities.

The amount of total assets of the conduits that the UFJ group consolidated as of March 31, 2005 was ¥1,350,749 million.

Investment Funds and Vehicles

The UFJ Group holds investments in various investment funds that collectively invest in equity and debt securities including listed Japanese securities and investment grade bonds, and, to a limited extent, securities and other interests issued by companies in a start-up or restructuring stage. Some of the funds are managed by investment advisory companies or fund management companies that make investment decisions and administer the funds. Since the equity holders do not have the substantive decision-making power and they do not have

UFJ HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)—(Continued)

kick-out rights on the investment manager, these investment funds are deemed as VIEs. The entities that the UFJ Group is deemed as the primary beneficiary include those that invest in Japanese government bonds and other investment securities using loans from the UFJ Group, or credit-linked loans from the UFJ Group that are referenced to credit risks of certain borrowers.

The amount of total assets of the investment vehicles that the UFJ group consolidated as of March 31, 2005 was ¥53,488 million.

Financing Vehicles

At September 30, 2005, the UFJ Group had 11 wholly-owned financing vehicles that were formed to issue preferred securities to third-party investors.

At March 31, 2004, these financing vehicles were consolidated as UFJ Holdings’ subsidiaries under the existing standards that were effective before the adoption of FIN 46R. Common stock of and loans to the financing vehicles were eliminated in the consolidated balance sheet, and the preferred securities issued by the financing vehicles have been classified as minority interests. Upon adopting FIN No. 46R, UFJ Holdings deconsolidated the financing vehicles, and ¥1,231,195 million of subordinated debt the UFJ Group issued to the financing vehicles are reflected as long-term debt in the consolidated balance sheets at September 30, 2005.

Trust Arrangements

The UFJ Group offers a variety of asset management and administration services under trust arrangements including securities investment trusts, pension trusts and trusts used as securitization vehicles. Although in limited cases the UFJ Group may assume risks through guarantees or certain protections as provided in the agreements or relevant legislations, the UFJ Group has determined that it will not absorb a majority of expected losses in connection with such trust arrangements. In a typical trust arrangement, however, the UFJ Group manages and administers assets on behalf of the customers in an agency, fiduciary and trust capacity and does not assume risks associated with the entrusted assets. Customers receive and absorb expected returns and losses on the performance and operations of trust assets under management of the UFJ Group. Accordingly, the UFJ Group determined that it is generally not a primary beneficiary to any trust arrangements under management as its interests in the trust arrangements are insignificant in most cases.

Other VIEs

The UFJ Group is also a party to other types of VIEs including its borrowers, special purpose entities created to hold assets on behalf of the UFJ Group as an intermediary and others.

Upon adoption of FIN No. 46R, the UFJ Group concluded that certain of its borrowers are VIEs due to their insufficient equity at risk, requiring additional subordinated financial support to sustain their businesses. The UFJ Group acts as one of the lenders providing loans to these entities, while holding equity investments through preferred shares as a result of debt-for-equity swaps as well as common shares that are not significant in terms of the aggregate capitalization of those entities.

The UFJ Group consolidated these borrowers to which it was deemed to be the primary beneficiary for the first time beginning April 1, 2004, which included Nippon Shinpan Co., Ltd. The UFJ Group had continued to consolidate those entities to September 30, 2005, except for one entity that was dissolved during the half-year ended September 30, 2005.

UFJ HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)—(Continued)

In March 2004, UFJ Bank purchased ¥200 billion (200 million shares) of convertible preferred stock issued by Nippon Shinpan, a large Japanese consumer credit company. UFJ Bank owned 7.7% of Nippon Shinpan’s common shares as of September 30, 2005. On October 1, 2005, UFJ Bank converted to common shares 150 million shares of the 200 million shares of convertible preferred stock. In addition, on the same date, Nippon Shinpan merged with UFJ Card Co., Ltd. to form UFJ NICOS Co., Ltd. (“UFJ NICOS”). UFJ Bank received additional shares in UFJ NICOS due to this transaction. As a result, UFJ Bank became a 69.0% common shareholder in UFJ NICOS.

On a consolidated basis, Nippon Shinpan had total assets of ¥1,950,507 million as of September 30, 2005 and net loss of ¥3,597 million for the six months ended September 30, 2005 under U.S. GAAP. The results of Nippon Shinpan are reflected predominantly in interest income on loans, Fees and commission income and non-interest expenses. For periods prior to April 1, 2004, Nippon Shinpan was an equity-method affiliate of UFJ Holdings.

In respect to other borrowers that are determined to be VIEs, the UFJ Group is not considered as the primary beneficiary of any of these entities because it is not exposed to a majority of the expected losses as of the date FIN No. 46R requires the assessment. These entities include companies engaged in consumer financing, construction, retail and real estate businesses.

In addition to the entities discussed above, the UFJ group extends credits, along with other financial institutions, to numerous financing entities that provide project finance or financing on acquisitions of aircraft or large commercial vessels. The source of repayment by the entities is primarily the lease payments from the lessee. In this type of arrangement, the lessee generally assumes the risks and rewards of the entity, and the UFJ group extends loans based on the credit quality of the lessee, as the UFJ group does not participate in the economics of the assets being financed by the entity.

12.    BUSINESS SEGMENTS

The business segment information of UFJ Holdings and its subsidiaries, set forth below, is derived from the internal management reporting system used by management to measure performance of the business segments. Unlike financial accounting, there is no authoritative body of guidance for management accounting. The business segment information is based on financial information prepared in accordance with Japanese GAAP along with internal management accounting rules and practices. Accordingly, the format and information is presented primarily on the basis of Japanese GAAP and is not consistent with the condensed consolidated financial statements prepared on the basis of US GAAP. A reconciliation is provided to the segments’ operating profits with income (loss) before income tax expense and cumulative effect of change in accounting principle under US GAAP.

Management does not use information on segments’ total assets to allocate resources and assess performance and has not prepared information on segment assets. Accordingly, business segment information on total assets is not available. Management measures the performance of each of UFJ Holdings’ business segments primarily by “operating profit” which is a defined term in the regulatory reporting to the FSA.

UFJ Holdings is organized into the following business segments:

•	The Retail Banking business unit of UFJ Bank provides banking products and services to individual customers in Japan.

•	The Corporate Banking business unit of UFJ Bank provides banking products and services to large corporations and small and medium-sized companies.

UFJ HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)—(Continued)

•	The Global Banking and Trading business unit of UFJ Bank provides banking services to large Japanese corporations on their overseas operations as well as non-Japanese corporations who do business on a global basis and conducts trading operations with markets and customers.

•	The UFJ Bank Planning and Administration business unit includes UFJ Bank’s treasury services (asset and liability management, bond-related business) as well as the corporate advisory group and other indirect business of UFJ Bank.

•	The UFJ Trust business unit provides all operations of UFJ Trust including retail and corporate banking, trust services, stock transfer agency services, real estate services, asset securitization services, asset management services and custody operations.

•	The Other segment includes asset management services and the securities business which provides a broad range of retail and corporate securities services including retail brokerage, support for equity financing, securitization and mergers and acquisition advisory services.

The financial performances of UFJ Holdings’ major business units, derived from the internal management reporting system, are summarized below.

	UFJ Bank
	Retail Banking	Corporate Banking	Global Banking & Trading	Planning & Administration	UFJ Trust	Other	Total
	(in billions)
Six months ended September 30, 2004:
Net revenue:
Net interest income	¥122.9	¥136.8	¥11.2	¥54.6	¥29.2	¥—	¥354.8
Net non-interest income	35.2	123.5	32.0	3.7	40.9	—	235.3
Other	(16.8)	1.7	39.2	40.4	3.6	—	68.0
Subsidiaries*	58.2	10.1	8.3	—	2.6	36.1	115.3

Total	¥199.5	¥272.1	¥90.7	¥98.7	¥76.3	¥36.1	¥773.4
Operating expenses	151.6	106.4	30.7	0.8	37.6	28.1	355.2

Operating profit	¥47.9	¥165.7	¥60.0	¥97.9	¥38.7	¥8.0	¥418.2

Six months ended September 30, 2005:
Net revenue:
Net interest income	¥120.7	¥127.5	¥6.2	¥10.4	¥23.5	¥—	¥288.3
Net non-interest income	47.7	123.3	29.5	0.2	44.8	—	245.5
Other	(17.8)	2.4	37.7	61.4	3.9	—	87.6
Subsidiaries*	61.7	11.2	19.3	—	2.5	41.7	136.4

Total	¥212.3	¥264.4	¥92.7	¥72.0	¥74.7	¥41.7	¥757.8
Operating expenses	146.8	105.2	30.6	13.4	37.1	31.5	364.6

Operating profit	¥65.5	¥159.2	¥62.1	¥58.6	¥37.6	¥10.2	¥393.2

*	Subsidiaries are UFJ Holdings’ subsidiaries and affiliates other than UFJ Bank and UFJ Trust.

Reconciliation

As set forth above, the measurement bases and the income and expense items covered under the internal management reporting system are very different from the accompanying condensed consolidated statements of

UFJ HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)—(Continued)

income. Therefore, it is impracticable to present reconciliations of the business segments’ total information, other than operating profit, to corresponding items in the accompanying condensed consolidated statements of income.

Reconciliation of the operating profit under the internal management reporting system for the six months ended September 30, 2004 and 2005 to income before income tax expense and cumulative effect of change in accounting principle shown on the condensed consolidated statements of operations are as follows:

	Six months ended September 30,
	2004	2005
	(in billions)
Operating profit	¥418	¥393
Differences between internal management reporting and financial accounting regarding the scope of consolidation and other adjustments	46	(5)
Trust fees adjusted for credit losses of trust assets	(2)	(1)
Provision for credit losses	(163)	(11)
Trading derivative losses—net	(55)	(18)
Equity investment securities gains—net	131	127
Debt investment securities gains—net	(25)	(81)
Land and building revaluation	2	17
Consolidation and deconsolidation of variable interest entities	5	(14)
Impairment and amortization of goodwill and intangible assets	(24)	(22)
Minority interest	(11)	(2)
Other—net	(73)	(121)

Income before income tax expense and cumulative effect of change in accounting principle	¥249	¥262

13.    SUPPLEMENTAL INFORMATION ON NON-CASH ACTIVITIES

The UFJ Group converted loans amounting to ¥614 million and ¥11,050 million to securities in debt-for-equity swap transactions during the six months ended September 30, 2004 and 2005, respectively.

In June 2004, the trustee of pension trusts approved a transfer of excess plan assets to UFJ Bank amounting to ¥144,983 million (refer to Note 5).

14.    SUBSEQUENT EVENTS

Establishment of Mitsubishi UFJ Financial Group

On October 1, 2005, Mitsubishi Tokyo Financial Group, Inc. (“MTFG”) and UFJ Holdings merged and the merged entity was renamed Mitsubishi UFJ Financial Group, Inc. (“MUFG”). On the same day, some of MUFG’s subsidiaries were also merged. The resulting merged subsidiaries include Mitsubishi UFJ Trust (“MUTB”) and Mitsubishi UFJ Securities (“MUS”).

On January 1, 2006, MUFG’s Bank of Tokyo-Mitsubishi, Ltd. (“BTM”) and UFJ Bank merged and the merged subsidiary was renamed the Bank of Tokyo-Mitsubishi UFJ (“BTMU”).

Conversion of Preferred Stocks Issued by UFJ Holdings

On October 4, 2005, 69,300 shares of Class 8 Preferred stock and 57,850 shares of Class 9 Preferred stock issued by MUFG and held by the Resolution and Collection Corporation (“RCC”) were converted into

UFJ HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)—(Concluded)

249,859.96 MUFG common shares. The aggregate amount of conversions were ¥207,900 million and ¥115,700 million respectively.

On December 6, 2005, 51,900 shares of Class 8 and 24,700 shares of Class 12 Preferred stock issued by MUFG and held by RCC were converted into 122,969.92 MUFG common shares. The aggregate amount of conversions were ¥155,700 million and ¥24,700 million respectively.

Repurchase of Common Stocks

On October 5, 2005 and December 7, 2005, MUFG re-purchased 256,159 shares and 117,969 shares of its own common stock respectively. Total repurchase prices were ¥358,623 million and ¥192,289 million respectively.

Transfer of Preferred Stocks Issued by UFJ Holdings to Norinchukin

On December 9, 2005, RCC transferred 17,700 shares of Class 8 and 22,400 shares of Class 12 Preferred stock issued by UFJ Holdings to The Norinchukin Bank (“Norinchukin”). The aggregate amount of transfers were ¥55,426 million and ¥45,969 million respectively.

Capital Alliance between The Norinchukin Bank and the MUFG Group

On November 14, 2005, MUFG and Norinchukin agreed that Norinchukin would purchase 50,000,000 shares of First Series Class I Stock of UFJ NICOS held by UFJ Bank Limited at fair market value. The purchase was executed based on a basic agreement on strategic business and capital alliance between Norinchukin and MUFG. The sale was completed on November 30, 2005.

Planned Merger of Credit Card Subsidiaries

On January 26, 2006, MUFG and its subsidiary, UFJ NICOS entered into a basic agreement with BTMU and its credit card subsidiary, DC Card Co., Ltd. (“DC Card”), to merge UFJ NICOS and DC Card. The merger is planned for April 1, 2007 with UFJ NICOS being the surviving entity.

Announcement of Revitalization Plan

On February 17, 2006, MUFG submitted a revitalization plan to the FSA. MUFG was required to submit the revitalization plan because of the preferred stock that MUFG issued to RCC as part of MTFG’s merger with UFJ Holdings. UFJ Holdings was previously a recipient of public funds from RCC in the form of a preferred stock investment.

As part of its revitalization plan, MUFG outlined its future business strategies including its goals to achieve cost and revenue synergies by integrating the various operations previously held by MTFG and UFJ Holdings, focusing on its core businesses of retail, corporate and trust assets and ensuring system reliability by fully integrating its IT systems. As part of its revitalization plan, MUFG stated its intent to redeem the preferred shares currently held by RCC within the fiscal year ending March 31, 2007, subject to its operating results and other factors.

* * * * *

Report of Independent Auditors

To the Board of Directors and Shareholders of UFJ Holdings, Inc.

We have audited the accompanying consolidated balance sheets of UFJ Holdings, Inc. and its subsidiaries as of March 31, 2005 and 2004, and the related consolidated statements of income, changes in equity from nonowner sources, stockholders’ equity and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of UFJ Holdings, Inc. and its subsidiaries at March 31, 2005 and 2004, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the consolidated financial statements, UFJ Holdings, Inc. changed its method of accounting for variable interest entities in the fiscal year ended March 31, 2005 and for asset retirement obligations in the fiscal year ended March 31, 2004.

/s/ ChuoAoyama PricewaterhouseCoopers

ChuoAoyama PricewaterhouseCoopers

Tokyo, Japan

August 31, 2005

UFJ HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

AT MARCH 31, 2004 AND 2005

	2004	2005
	(in millions)
ASSETS
Cash and due from banks (Note 9)	¥3,629,487	¥4,936,259
Interest-earning deposits in other banks (Note 9)	875,259	1,085,800
Call loans and funds sold (Note 11)	252,169	245,774
Receivables under reverse repurchase agreements	627,868	1,785,407
Receivables under securities borrowing transactions	2,348,412	2,519,726
Trading account assets—at estimated fair value (including assets pledged that secured parties are permitted to sell or repledge of ¥1,060,276 million in 2004 and ¥2,767,272 million in 2005) (Note 2)	4,255,315	6,365,313
Investment securities (Note 3):
Securities available for sale—at estimated fair value (including assets pledged that secured parties are permitted to sell or repledge of ¥1,196,507 million in 2004 and ¥1,912,516 million in 2005)	20,107,048	19,874,728
Other investment securities	293,295	392,804

Total investment securities	20,400,343	20,267,532

Loans, net of unearned income and deferred loan fees (including assets pledged that secured parties are permitted to sell or repledge of ¥458,072 million in 2004 and ¥391,622 million in 2005) (Note 4)	45,420,052	41,911,897
Allowance for loan losses (Notes 4 and 5)	(2,438,309)	(1,041,818)

Net loans	42,981,743	40,870,079

Premises and equipment (Note 6)	573,781	595,888
Accrued interest	79,934	107,436
Customers’ acceptance liabilities	31,486	41,802
Intangible assets (Note 7)	495,473	629,726
Goodwill (Note 7)	2,289,956	2,395,907
Deferred tax assets (Note 8)	63,319	26,543
Accounts receivable	565,278	361,314
Other assets (Notes 14 and 15)	1,169,908	961,408

Total assets	¥80,639,731	¥83,195,914

See the accompanying notes to these Consolidated Financial Statements.

UFJ HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

AT MARCH 31, 2004 AND 2005

	2004	2005
	(in millions)
LIABILITIES AND STOCKHOLDERS’ EQUITY
Deposits (Note 10):
Domestic offices:
Non-interest-bearing	¥4,282,080	¥9,020,134
Interest-bearing	52,169,603	43,328,498
Overseas offices:
Non-interest-bearing	111,965	121,267
Interest-bearing	1,974,287	2,097,087

Total deposits	58,537,935	54,566,986

Call money and funds purchased (Note 11)	2,204,080	1,291,119
Payables under repurchase agreements	649,938	2,802,524
Payables under securities lending transactions	1,764,098	2,261,851
Due to trust account (Note 12)	1,753,929	1,241,661
Other short-term borrowings (Note 13)	5,027,995	5,830,806
Trading account liabilities (Note 2)	2,669,957	4,239,610
Obligations to return securities received as collateral	339,747	162,690
Bank acceptances outstanding	31,486	41,802
Accrued interest	71,872	89,009
Accounts payable	444,698	645,744
Other liabilities (Notes 6, 8, 14 and 15)	1,551,393	2,049,681
Long-term debt (Note 13)	4,157,758	5,874,970

Total liabilities	79,204,886	81,098,453

Commitments and contingent liabilities (Notes 21 and 23)
Stockholders’ equity (Note 18):
Capital stock (Note 16):
Preferred stock	737,806	709,818
Common stock—authorized, 18,000,000 shares; issued, 5,093,408 shares in 2004 and 5,165,293 shares in 2005, with no stated value	262,194	290,182
Capital surplus (Note 16)	2,517,821	2,541,296
Accumulated deficit (Notes 17 and 29)	(2,709,640)	(2,031,298)
Accumulated other changes in equity from nonowner sources, net of taxes	628,895	592,016

Total	1,437,076	2,102,014
Less treasury stock, at cost—4,430 common shares in 2004 and 9,769 common shares in 2005	2,231	4,553

Total stockholders’ equity	1,434,845	2,097,461

Total liabilities and stockholders’ equity	¥80,639,731	¥83,195,914

See the accompanying notes to these Consolidated Financial Statements.

UFJ HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

FOR THE FISCAL YEARS ENDED MARCH 31, 2004 AND 2005

	2004	2005
	(in millions)
Interest income:
Loans, including fees (Note 4)	¥840,832	¥968,811
Deposits in other banks	21,264	20,735
Investment securities:
Interest	139,411	188,852
Dividends	22,571	24,594
Trading account assets	17,681	18,809
Call loans and funds sold	3,558	3,888
Receivables under reverse repurchase agreements and securities borrowing transactions	13,096	19,442

Total	1,058,413	1,245,131

Interest expense:
Deposits	74,818	83,506
Call money and funds purchased	1,274	1,673
Payables under repurchase agreements and securities lending transactions	18,587	31,068
Due to trust account	6,210	7,349
Other short-term borrowings and trading account liabilities	19,404	16,680
Long-term debt	88,745	142,877

Total	209,038	283,153

Net interest income	849,375	961,978
Provision for loan losses (Notes 4 and 5)	313,124	91,866

Net interest income after provision for loan losses	536,251	870,112

Non-interest income:
Fees and commissions (Note 24)	445,717	595,159
Foreign exchange gains—net	95,561	89,294
Trading account gains (losses)—net (Note 2)	228,971	(45,863)
Investment securities gains—net (Note 3)	316,911	291,392
Refund of local taxes by the Tokyo Metropolitan Government (Note 8)	25,695	—
Equity in earnings (loss) of affiliated companies	(35,310)	20,448
Other non-interest income (Notes 6 and 14)	72,422	220,953

Total	1,149,967	1,171,383

Non-interest expense:
Salaries and employee benefits (Note 14)	344,550	317,497
Occupancy expenses—net (Notes 6 and 23)	121,193	116,283
Fees and commission expense	50,882	80,227
Amortization of intangible assets (Note 7)	82,722	111,498
Insurance premiums, including deposit insurance	52,054	51,565
Minority interest in income of consolidated subsidiaries	19,668	21,398
Communications	22,563	31,160
Provision for acceptances and off-balance sheet credit instruments	831	8,005
Losses on sales and disposal of premises and equipment	19,167	8,329
Advisory services (Note 15)	—	48,600
Other non-interest expenses (Notes 6 and 13)	266,282	388,159

Total	979,912	1,182,721

Income before income tax expense and cumulative effect of change in accounting principle	706,306	858,774
Income tax expense (Note 8)	95,618	142,950

Income before cumulative effect of change in accounting principle	610,688	715,824
Cumulative effect of change in accounting principle, net of taxes (Notes 1 and 22)	(2,959)	2,942

Net income	607,729	718,766
Income allocable to preferred stockholders:
Cash dividends paid	7,029	12,861
Beneficial conversion feature	20,799	27,538

Net income available to common stockholders	¥579,901	¥678,367

See the accompanying notes to these Consolidated Financial Statements.

UFJ HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME-(Continued)

FOR THE FISCAL YEARS ENDED MARCH 31, 2004 AND 2005

	2004	2005
	(in Yen)
Earnings per common share (Notes 17 and 19):
Basic earnings per common share—income available to common stockholders before cumulative effect of change in accounting principle	¥115,227	¥132,172
Basic earnings per common share—net income available to common stockholders	¥114,642	¥132,748
Diluted earnings per common share—income available to common stockholders before cumulative effect of change in accounting principle	¥86,803	¥99,191
Diluted earnings per common share—net income available to common stockholders	¥86,382	¥99,599

See the accompanying notes to these Consolidated Financial Statements.

UFJ HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY FROM NONOWNER SOURCES

FOR THE FISCAL YEARS ENDED MARCH 31, 2004 AND 2005

	Gains (losses) before income tax expense (benefit)	Income tax (expense) benefit	Gains (losses) net of income tax expense (benefit)
	(in millions)
Fiscal year ended March 31, 2004:
Net income			¥607,729

Other changes in equity from nonowner sources:
Net unrealized holding gains on investment securities available for sale	¥468,218	¥(13,693)	454,525
Reclassification adjustment for net gains included in net income	(279,230)	8,166	(271,064)

Total	188,988	(5,527)	183,461

Changes in minimum pension liability	307,092	—	307,092

Foreign currency translation adjustments	(27,863)	(407)	(28,270)

Total changes in equity from nonowner sources			¥1,070,012

Fiscal year ended March 31, 2005:
Net income			¥718,766

Other changes in equity from nonowner sources:
Net unrealized holding gains on investment securities available for sale	¥232,276	¥(5,498)	226,778
Reclassification adjustment for net gains included in net income	(264,283)	—	(264,283)

Total	(32,007)	(5,498)	(37,505)

Changes in minimum pension liability	(171)	—	(171)

Foreign currency translation adjustments	2,357	(410)	1,947
Reclassification adjustment for net gains included in net income	(1,297)	147	(1,150)

Total	1,060	(263)	797

Total changes in equity from nonowner sources			¥681,887

See the accompanying notes to these Consolidated Financial Statements.

UFJ HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

FOR THE FISCAL YEARS ENDED MARCH 31, 2004 AND 2005

	2004	2005
	(in millions)
Preferred stock (Note 16):
Balance at beginning of fiscal year	¥759,102	¥737,806
Conversion of preferred stock to common stock	(21,296)	(27,988)

Balance at end of fiscal year	¥737,806	¥709,818

Common stock (Note 16):
Balance at beginning of fiscal year	¥240,898	¥262,194
Issuance of new shares of common stock by conversion of preferred stock	21,296	27,988

Balance at end of fiscal year	¥262,194	¥290,182

Capital surplus (Note 16):
Balance at beginning of fiscal year	¥2,496,999	¥2,517,821
Amortization of beneficial conversion feature of preferred stock	20,799	27,538
Gains on sale of treasury stock	23	(23)
Stock issuance cost	—	(4,040)

Balance at end of fiscal year	¥2,517,821	¥2,541,296

Accumulated deficit (Note 17):
Balance at beginning of fiscal year	¥(3,289,541)	¥(2,709,640)
Net income	607,729	718,766
Cash dividends paid on preferred stock (Note 16)	(7,029)	(12,861)
Amortization of beneficial conversion feature of preferred stock	(20,799)	(27,538)
Loss on sale of treasury stock	—	(25)

Balance at end of fiscal year (Note 29)	¥(2,709,640)	¥(2,031,298)

Accumulated other changes in equity from nonowner sources, net of taxes:
Net unrealized gains on investment securities available for sale (Note 3):
Balance at beginning of fiscal year	¥549,246	¥732,707
Net change during the fiscal year	183,461	(37,505)

Balance at end of fiscal year	732,707	695,202

Minimum pension liability adjustments (Note 14):
Balance at beginning of fiscal year	(309,850)	(2,758)
Net change during the fiscal year	307,092	(171)

Balance at end of fiscal year	(2,758)	(2,929)

Foreign currency translation adjustments:
Balance at beginning of fiscal year	(72,784)	(101,054)
Net change during the fiscal year	(28,270)	797

Balance at end of fiscal year	(101,054)	(100,257)

Total balance at end of fiscal year	¥628,895	¥592,016

Treasury stock:
Balance at beginning of fiscal year	¥(1,914)	¥(2,231)
Purchases of treasury stock	(545)	(902)
Sales of treasury stock	228	442
Issuance of treasury stock in exchange for remaining interest in subsidiary	—	(1,862)

Balance at end of fiscal year	¥(2,231)	¥(4,553)

Total stockholders’ equity	¥1,434,845	¥2,097,461

See the accompanying notes to these Consolidated Financial Statements.

UFJ HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE FISCAL YEARS ENDED MARCH 31, 2004 AND 2005

	2004	2005
	(in millions)
Cash flows from operating activities:
Net income	¥607,729	¥718,766
Adjustments to reconcile net income to net cash provided by operating activities:
Cumulative effect of change in accounting principle, net of taxes	2,959	(2,942)
Depreciation and amortization	135,083	163,741
Provision for loan losses	313,124	91,866
Investment securities gains—net	(316,911)	(291,392)
Foreign exchange losses (gains)—net	194,964	(46,346)
Provision for deferred income tax expense	81,371	120,923
Increase in trading account assets, including foreign exchange contracts	(358,553)	(2,012,317)
Increase in trading account liabilities, including foreign exchange contracts	473,704	1,523,385
Decrease in accrued interest and other receivables	233,422	13,771
Increase (decrease) in accrued interest and other payables	(248,659)	100,993
Other—net	(2,899)	(233,363)

Net cash provided by operating activities	1,115,334	147,085

Cash flows from investing activities:
Proceeds from sales of investment securities available for sale	36,322,558	35,158,747
Proceeds from maturities of investment securities available for sale	14,490,425	16,716,305
Purchases of investment securities available for sale	(53,988,499)	(51,045,945)
Proceeds from sales of other investment securities	3,784	54,370
Purchases of other investment securities	(275,704)	(20,087)
Net decrease in loans	176,586	3,335,223
Net decrease (increase) in interest-earning deposits in other banks	89,091	(173,132)
Net decrease (increase) in call loans, funds sold, and receivables under reverse repurchase agreements and securities borrowing transactions	241,626	(1,268,394)
Proceeds from sales of premises and equipment	15,835	162,852
Capital expenditures for premises and equipment	(40,233)	(57,160)
Other—net	(4)	2,619

Net cash provided by (used in) investing activities	(2,964,535)	2,865,398

Cash flows from financing activities:
Net increase (decrease) in deposits	2,397,891	(3,921,446)
Net increase (decrease) in call money, funds purchased, and payables under repurchase agreements and securities lending transactions	(1,102,180)	1,701,777
Net increase (decrease) in due to trust account	598,095	(462,708)
Net increase (decrease) in other short-term borrowings	(584,159)	330,510
Proceeds from issuance of long-term debt	953,223	927,931
Repayment of long-term debt	(464,283)	(1,047,194)
Proceeds from preferred stock issued by subsidiaries	—	700,000
Dividends paid	(7,029)	(12,861)
Other—net	(38,167)	2,340

Net cash provided by (used in) financing activities	1,753,391	(1,781,651)

Effect of exchange rate changes on cash and cash equivalents	(5,829)	2,004

Net increase (decrease) in cash and cash equivalents	(101,639)	1,232,836
Cash and cash equivalents due to the initial consolidation of VIE pursuant to the adoption of FIN 46R	—	73,936
Cash and cash equivalents at beginning of fiscal year	3,731,126	3,629,487

Cash and cash equivalents at end of fiscal year	¥3,629,487	¥4,936,259

Supplemental disclosure of cash flow information (Note 28):
Cash paid during the fiscal year for:
Interest	¥227,571	¥266,016
Income taxes, net of refunds	2,621	15,070

See the accompanying notes to these Consolidated Financial Statements.

UFJ HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.    BASIS OF FINANCIAL STATEMENTS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business

UFJ Holdings, Inc. (“UFJ Holdings”) and its subsidiaries (together, the “UFJ Group”) conduct domestic and international financial business primarily through UFJ Bank Limited (“UFJ Bank”) and UFJ Trust Bank Limited (“UFJ Trust”), via domestic and international networks of branches, offices and subsidiaries. UFJ Bank is a major commercial banking institution, providing a broad range of financial services to consumers and corporations through commercial banking, global banking and trading, and other activities. UFJ Trust is a trust and banking subsidiary whose primary business encompasses retail and corporate banking, trust services, stock transfer agency services, asset management services and custody operations in Japan.

Basis of Financial Statements

On April 2, 2001, UFJ Holdings was established, as a bank holding company, to acquire all of the outstanding shares of The Sanwa Bank, Limited (“Sanwa Bank”), The Tokai Bank, Limited (“Tokai Bank”) and The Toyo Trust and Banking Company, Limited (“Toyo Trust”) each of which became wholly-owned subsidiaries pursuant to stock-for-stock exchanges. The business combination was accounted for as a purchase by Sanwa Bank of Tokai Bank and Toyo Trust.

The accompanying consolidated financial statements are stated in Japanese Yen, the currency of the country in which UFJ Holdings is incorporated and principally operates. The accompanying consolidated financial statements have been prepared on the basis of accounting principles generally accepted in the United States of America (“US GAAP”).

Annual fiscal periods of certain subsidiaries, which end on or after December 31, and UFJ Holdings’ fiscal year, which ends on March 31, have been treated as coterminous. For the fiscal years ended March 31, 2004 and 2005, the effect of recording intervening events for the periods ended March 31 on UFJ Holdings’ proportionate equity in net income of subsidiaries with fiscal periods ending prior to March 31, would have resulted in increases of ¥5.97 billion and ¥9.38 billion, respectively, to net income. No intervening events occurred during each of the periods ended March 31, 2004 and 2005 for these subsidiaries which, if recorded, would have had an effect of more than 1% of total assets, loans, total liabilities, deposits or stockholders’ equity as of March 31, 2004 and 2005.

Use of Estimates

The preparation of consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near term primarily relate to the allowance for credit losses on loans and off-balance sheet credit instruments, deferred tax assets and related allowances, derivative financial instruments, goodwill, investment securities and accrued severance indemnities and pension liabilities. It is reasonably possible that the estimate of recoverability of the loans to some of the UFJ Group’s large impaired borrowers could change due to changes in financial and operating conditions of these borrowers. The effect of any such change could have a material impact on the future financial performance of the UFJ Group.

UFJ HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Summary of Significant Accounting Policies

Significant accounting policies applied in the accompanying consolidated financial statements are summarized below:

Consolidation—The consolidated financial statements include the accounts of UFJ Holdings and its subsidiaries. UFJ Holdings consolidates subsidiaries in which it holds, directly or indirectly, a majority of the voting shares or where it can exert control over a subsidiary’s operational and financial policies through other means. In certain situations, a voting interest is not indicative of who owns a controlling financial interest in an entity. In January 2003, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation No. 46 (“FIN 46”), “Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51” and issued a revised version of FIN 46 in December 2003 (“FIN 46R”). FIN 46 and FIN 46R require that a variable interest entity be consolidated by its primary beneficiary, which is the investor that, through its variable interests in the entity, participates in a majority of the entity’s expected loss, residual return or both. Variable interests are contractual, ownership, or other pecuniary interests in an entity that change with changes in the fair value of the entity’s net assets exclusive of variable interests. Variable interests include, but are not limited to, equity interests, beneficial interests, loans, guarantees, commitment facilities and derivative contracts. A variable interest entity is an entity whose equity at risk is not sufficient to fund its activities without additional subordinated financial support or the equity holders do not have essential characteristics of a controlling financial interest.

All significant intercompany transactions and accounts are eliminated on consolidation.

Investments in affiliated companies in which UFJ Group has the ability to exert significant influence, generally through an ownership interest of 20% to 50% of the voting shares, are accounted for using the equity method.

Assets that the UFJ Group holds in an agency, fiduciary or trust capacity are not assets of the UFJ Group and, accordingly, are not included in the accompanying consolidated balance sheets.

Cash Flows—For the purposes of reporting cash flows, cash and cash equivalents are defined as Cash and due from banks.

Translation of Foreign Currency Financial Statements and Foreign Currency Transactions—Financial statements of overseas entities are translated into Japanese Yen using the respective year-end exchange rates for assets and liabilities. Income and expense items are translated at average rates of exchange for the respective periods. Capital accounts are translated at historical exchange rate.

Except for overseas entities located in highly inflationary economies, foreign currency translation gains and losses related to the financial statements of overseas entities of the UFJ Group are credited or charged directly to Foreign currency translation adjustments, a component of Accumulated other changes in equity from nonowner sources.

Foreign currency transactions that are not denominated in the functional currency of the entity in which they arise are recorded at the exchange rate in effect at the date of the transaction. Any resulting foreign currency assets and liabilities are revalued at the spot exchange rates at the year end. Revaluation gains and losses arising from these assets and liabilities are recorded in the statements of income in Foreign exchange gains—net as appropriate.

Repurchase Agreements, Securities Lending and Other Secured Financing Transactions—Securities sold with agreements to repurchase (“repurchase agreements”), securities purchased with agreements to resell (“reverse repurchase agreements”) and securities lending and borrowing transactions are accounted for as sales of

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securities with related forward repurchase commitments or purchases of securities with related forward reverse repurchase commitments, if they meet the relevant conditions for the surrender of control as provided by Statement of Financial Accounting Standards (“SFAS”) No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, a replacement of FASB Statement No. 125”. If the conditions are not met, the transactions are treated as secured financing or lending, and are carried at the amount the securities will be resold or repurchased, including accrued interest. Interest earned on reverse repurchase agreements and interest incurred on repurchase agreements are reported as interest income and expense, respectively.

Collateral—For secured lending transactions, including reverse repurchase agreements, securities borrowing transactions, commercial lending and derivative transactions, the UFJ Group, as a secured party, generally has the right to require counterparties to provide collateral, including letters of credit, cash, securities and other financial assets. For most securities lending transactions, the UFJ Group maintains levels of collateralization governed by daily mark-to-market analysis, and additional collateral may be obtained when considered appropriate to protect the UFJ Group against credit exposure. Financial assets pledged as collateral are generally negotiable financial instruments and are permitted to be sold or repledged by secured parties. If the UFJ Group sells financial assets received as collateral, it recognizes the proceeds from the sale and its obligation to return the collateral. For secured borrowing transactions, principally repurchase agreements, securities lending transactions and derivative transactions, in which the secured party has the right to sell or repledge financial assets pledged as collateral, the UFJ Group discloses financial assets pledged as collateral in the consolidated balance sheets.

Trading Securities and Securities Sold, Not Yet Purchased—Securities and money market instruments held in anticipation of short-term market movements are included in Trading securities. Short trading positions in these instruments are included in Trading securities sold, not yet purchased. Trading positions are carried at fair value based on quoted market price, when available, on the consolidated balance sheets and recorded on a trade date basis. When quoted market prices are not available, other pricing methods such as pricing models, quoted prices of instruments with similar characteristics or discounted cash flows are used. Changes in the fair value of trading positions, excluding interest, are recognized currently in Trading account gains (losses)—net.

Investment Securities—Debt securities that the UFJ Group does not have the intent and ability to hold to maturity and marketable equity securities, other than those classified as trading securities, are classified as Securities available for sale, and are carried at their fair value, with unrealized gains and losses reported on a net-of-tax basis within Accumulated other changes in equity from nonowner sources, which is a component of stockholders’ equity. Purchases and sales of investment securities are recorded on a trade date basis. Nonmarketable equity securities are stated at cost less other-than-temporary impairments in Other investment securities on the consolidated balance sheets.

Unrealized losses on individual debt and equity securities are charged to the consolidated statements of income when, in the opinion of management, a decline in estimated fair value below the cost of such securities is other-than-temporary. Such impairment losses are included in Investment securities gains—net in the consolidated statements of income. In determining whether a decline in fair value is other-than-temporary, the UFJ Group generally considers factors such as the financial condition of the issuer, the extent of decline in fair value, and the length of period that the decline in fair value below cost has existed. See Note 3 for a further discussion of other-than-temporary impairments. Other-than-temporary declines are reflected as realized losses and are not subsequently reversed.

Premiums and discounts on purchased securities are recognized in interest income and expense as an adjustment to yield. Interest and dividends on investment securities are reported in Interest income. Dividends

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are recognized when the stockholders’ right to receive the dividend is established. Gains and losses on disposition of investment securities are computed using the average cost method and are recognized on the trade date.

Derivative Financial Instruments—The UFJ Group engages in derivative activities involving swaps, forwards and options, and other types of derivative contracts. Derivatives are used in trading activities to generate trading revenues and fee income for its own account and to respond to the customers’ financial needs.

Derivatives entered into for trading purposes are carried at fair value and are reported in the consolidated balance sheets as Trading account assets or Trading account liabilities. Estimates of fair value are based on market or broker-dealer quotes when available. Valuation models such as discounted cash flow and pricing models are applied to current market information to estimate fair value when such quotes are not available. The UFJ Group defers trade date gains or losses on derivatives when the fair value of those derivatives is not obtained from a quoted market price, supported by comparison to other observable market transactions, or based upon a valuation technique incorporating observable market data. The trade date gains or losses deferred are subsequently recognized using a systematic method over the term of the contract or immediately to income as the inputs in the valuation model become observable. The fair value of derivative contracts executed with the same counterparty under legally enforceable master netting agreements is presented on a net basis. Changes in the fair value of trading account derivative contracts, including interest, are recognized currently in Foreign exchange gains—net with respect to foreign exchange contracts and in Trading account gains (losses)—net with respect to interest rate contracts and other types of contracts.

Derivative features embedded in non-derivative host contracts that are not clearly and closely related to the host contracts and that meet the definition of derivatives are separated from the host contracts and measured at fair value unless the contracts containing the derivative features are measured at fair value in their entirety through the consolidated statements of income. Changes in the fair value of these embedded derivatives are recognized in Trading account gains (losses)—net.

Derivatives are also used for asset and liability management to manage exposures to fluctuations in interest and foreign exchange rates arising from mismatches of asset and liability positions, however the UFJ Group has not adopted hedge accounting for these derivatives. Accordingly, all derivatives used for risk management purposes are marked to market and changes in fair value are reflected in Trading account gains (losses)—net in the consolidated statements of income.

Loans—Loans are carried at the principal amount outstanding, adjusted for unearned income and deferred net nonrefundable loan fees and costs. Loans held and intended for dispositions or sales are transferred to the held-for-sale classification and carried at the lower of cost or estimated fair value generally on an individual loan basis. Loan origination fees, net of certain direct origination costs, are deferred and recognized over the contractual life of the loan as an adjustment to yield. Interest income on loans that are not on non-accrual status is accrued and credited to Interest income as it is earned. Unearned income and discounts or premiums on purchased loans are deferred and recognized over the life of the loan as an adjustment to yield.

Loans are placed on non-accrual status when, in the opinion of management, substantial doubt exists as to the full and timely collection of either principal or interest, or generally when principal or interest is contractually past due one month or more. In addition, the amortization of net deferred loan fees is suspended when a loan is placed on non-accrual status. When a loan is placed on non-accrual status, interest already accrued but not received is reversed against interest income. Cash receipts on non-accrual loans, for which the ultimate collectibility of principal is doubtful, are applied as principal reductions; otherwise, such collections are credited to income.

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A non-accrual loan, other than under troubled debt restructuring, is restored to accrual status when interest and principal payments are current and management expects that the borrower will make future contractual payments as scheduled. All loans under troubled debt restructuring are brought to accrual status when the loan is performing for an adequate period of time under the restructuring agreement.

Any amounts deemed uncollectible are charged off. Consumer loans are generally charged off, to net realizable value if collateralized, when they become more than 180 days past due or earlier if deemed uncollectible.

Allowance for Loan Losses— The allowance for loan losses is based upon management’s continuing review and evaluation of the loan portfolio and represents management’s estimate of probable losses in UFJ Group’s loan portfolio. The level of allowance is based on an evaluation of the risk characteristics of the loan portfolio and considers factors such as past loss experience and the financial condition of the borrower. The allowance for loan losses is charged against income as Provision for loan losses. The aggregate allowance for loan losses is increased by the net amounts charged to the provisions for loan losses, net of charge-offs and recoveries as a result of cash collections from charged-off accounts.

A key element relating to the policies and discipline used in determining the allowance for loan losses is the credit rating and the related borrower categorization process. The categorization is based on conditions that may affect the ability of borrowers to service their debt, taking into consideration current financial information, historical payment experience, credit documentation, public information, analyses of relevant industry segments and current trends. In determining the appropriate level of the allowance, the UFJ Group evaluates the probable loss by category of a loan based on its type and characteristics.

UFJ Group’s allowance for loan losses consists of (a) specific allowances for specifically identified impaired borrowers, and (b) general allowances for homogeneous pools of commercial and consumer loans, and other loans which are not specifically identified as impaired.

Loans are considered impaired when, based on current information and events, it is probable that UFJ Group will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower’s prior payment record, and the amount of the shortfall in relation to the principal and interest owed. Generally, UFJ Group’s impaired loans include non-accrual loans, restructured loans and other loans specifically identified as impaired.

The allowance for loan losses for specifically identified borrowers represents the impairment allowance determined in accordance with SFAS No. 114, “Accounting by Creditors for Impairment of a Loan”. The UFJ Group measures the impairment of a loan, with the exception of homogenous pools of smaller balance commercial and consumer loans that are collectively evaluated for impairment, based on the present value of expected future cash flows discounted at the loan’s effective interest rate, or on the loan’s observable market price, or based on the fair value of the collateral if the loan is collateral dependent, when it is probable that the UFJ Group will be unable to collect all amounts due according to the contractual terms of the loan agreement.

The allowance for homogeneous pools of smaller balance commercial and consumer loans, and other loans that are not specifically identified as impaired, is established through a process that begins with estimates of probable losses inherent in the portfolio. These estimates are based upon various analysis including UFJ Group’s

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historical delinquency and loan loss experience, adjusted for qualitative factors, such as the current economic conditions in which UFJ Group operates as well as current lending policies and procedures.

Allowance for Credit Losses on Acceptance and Off-Balance Sheet Credit Instruments—The UFJ Group maintains an allowance for credit losses on acceptance and off-balance sheet credit instruments, including commitments to extend credit, a variety of guarantees and standby letters of credit. The allowance is included in Other liabilities. The considerations that UFJ Group uses in its estimate of provisions against off-balance sheet credit risk are similar to those used for on-balance sheet risk. Net changes in the allowance for credit acceptance and off-balance sheet credit instruments are accounted for as Provisions for acceptances and off-balance sheet credit instruments.

Premises and Equipment—Premises and equipment are stated at cost less accumulated depreciation and impairment. Depreciation is charged to operations over the estimated useful lives of the related assets. Leasehold improvements are amortized over the terms of the respective leases or the estimated useful lives of the improvements, whichever are shorter. Depreciation of premises and equipment is computed using the straight-line method for buildings and leasehold improvements, and the declining balance method for equipment and furniture, at rates based on the following estimated useful lives:

Years
Buildings	15 to 50
Equipment and furniture	2 to 20
Leasehold improvements	3 to 39

Maintenance, repairs and minor improvements are charged to operations as incurred. Major improvements are capitalized. Net gains or losses on disposition of premises and equipment are included in Other non-interest income or expense, as appropriate.

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of an asset to be held and used is measured by a comparison of the carrying amount to future undiscounted net cash flows expected to be generated by the asset. If an asset is considered to be impaired, the impairment is measured as the excess of the carrying amount of the asset over its fair value. For purposes of recognition and measurement of an impairment loss, a long-lived asset or assets are grouped with other assets and liabilities at the lowest level with independent and identifiable cash flows. Assets to be disposed of by sale are reported at the lower of the carrying amount or fair value less estimated cost to sell.

Asset retirement obligations are recorded in Other liabilities with a corresponding increase in leasehold improvements. The amounts represent the present value of expected future cash flows associated with returning certain leased properties to original condition. The difference between the gross and present value of expected future cash flows is accreted over the life of the related leases as an interest expense.

Other Real Estate Owned—Real estate assets acquired in full or partial satisfaction of debt are recorded and carried at fair value less cost to sell. Other real estate owned assets held for sale are carried at cost less depreciation after one year. An impairment assessment is made where there is an indication that the carrying amount may not be recoverable.

Goodwill—The UFJ Group reports the excess of the cost of investments in subsidiaries over its share of the fair value of net assets at the date of acquisition as Goodwill. Goodwill resulting from the consolidation of a variable interest entity is reported as the excess of the sum of a) the fair value of consideration paid, b) the

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amount of previously held interests and c) the fair value of the newly consolidated liabilities and noncontrolling interests over 1) the fair value of the newly consolidated identified assets and 2) reported amount of identifiable assets transferred by the primary beneficiary to the variable interest entity. Goodwill related to investments in equity method investees is included in Other assets.

Goodwill acquired in a business combination is not amortized but is subject to an annual impairment test. Goodwill is recorded at a designated reporting unit level for the purpose of assessing impairment. A reporting unit is an operating segment, or an identified business unit one level below an operating segment. An impairment loss is recognized to the extent that the carrying amount of goodwill exceeds its implied fair value.

Intangible assets—Intangible assets, including core deposit intangibles, customer relationships, software and other intangible assets are amortized over their estimated useful lives unless they have indefinite useful lives. Amortization for intangible assets is computed using the straight-line method at rates principally based on the following estimated useful lives:

Years
Core deposits	10
Customer relationships	7 to 23
Information technology and software	5 to 8
Other	10

Intangible assets having indefinite useful lives, primarily certain trade names and co-brand credit card rights, are not amortized but are subject to annual impairment tests. An impairment exists if the carrying value of an indefinite-lived intangible asset exceeds its fair value. For other intangible assets subject to amortization, an impairment is recognized if the carrying amount is not recoverable and the carrying amount exceeds the fair value of the intangible asset.

The UFJ Group capitalizes certain costs associated with the acquisition or development of internal-use software. Costs subject to capitalization are salaries and employee benefits for employees who are directly associated with and who devote time to the internal-use computer software project, to the extent of time spent directly on the project. Once the software is ready for its intended use, the UFJ Group begins to amortize capitalized costs on a straight-line basis over their estimated useful life of five years.

Accrued Severance and Pension Liabilities—The UFJ Group offers severance indemnity plans as well as certain annuity benefits to its employees. The liabilities related to the defined benefit plans are computed and recognized using an actuarial appraisal approach known as the projected unit credit method. Unrecognized net gains and losses that arise from differences between actual experiences and assumptions are amortized over the average remaining service period of participating employees if it exceeds the corridor, which is defined as the greater of 10% of plan assets or projected benefit obligation. An excess of the accumulated benefit obligation over the liability recognized in the consolidated balance sheets is accrued as the minimum liability, and a corresponding intangible asset is recognized up to the amount equal to the prior service cost. To the extent that the minimum liability exceeds the intangible asset, it is recognized as a reduction of stockholders’ equity. The cost of the plans is charged to Salaries and employee benefits. The UFJ Group uses a March 31 measurement date.

Transfer to the Japanese Government of the Substitutional Portion of Employee Pension Fund Liabilities—In January 2003, the EITF reached a consensus on Issue No. 03-2, “Accounting for the Transfer to the Japanese Government of the Substitutional Portion of Employee Pension Fund Liabilities”, (“EITF 03-2”). EITF 03-2 addresses the issue of how an employer should account for the separation of the substitutional portion of the

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benefit obligation of an Employees’ Pension Fund from the corporation portion, and the transfer of the obligation and related plan assets to the Japanese government. Pursuant to the consensus reached under EITF 03-2, the entire separation process is required to be accounted for upon completion of the transfer to the government of the substitutional portion as the culmination of a series of steps in a single settlement transaction. The difference between the obligation settled and the assets transferred to the government is accounted for as a subsidy from the government separately from the gain or loss recognized on the settlement. See Note 14 for additional discussion on the transfer of the substitutional portion.

Long-Term Debt—Premiums, discounts and issuance costs of long-term debt are amortized based on the interest method over the term of the long-term debt.

Obligations under Guarantees—The UFJ Group provides customers with a variety of guarantees and similar arrangements, including standby letters of credit, financial and performance guarantees, credit protection and liquidity facilities. At the inception of the contract, UFJ Group records fees received or receivable as a liability, which approximates the market value of the contract, which is then recognized within Fees and commissions ratably over the guarantee period.

Fees and Commissions—Revenue recognition of major components of fees and commissions is as follows:

•	Fees on funds transfer and collection services and fees from investment banking services are recognized as revenue when the related services are performed.

•	Fees from trade-related financing services are recognized over the period of the financing.

•	Trust fees are recognized on an accrual basis, based on the volume of trust assets under management and/or the operating performance for the accounting period of each trust account. With respect to trust accounts with guarantee of trust principal, trust fees are determined based on the profits earned by individual trust accounts during the trust accounting period, less deductions, including provision for reserve, impairment for individual investments and dividends paid to beneficiary certificate holders.

•	Annual fees and royalty and other service charges related to the credit card business are recorded on a straight-line basis as services are provided.

•	Interchange income from the credit card business is recognized as services are provided.

•	Service charges on deposit accounts and fees and commissions from other services are generally recognized over the period that the service is provided.

•	Fees on guarantees are recognized over the contractual periods of the respective guarantees.

Income Taxes—The provision for income taxes is comprised of the provision for income taxes currently payable and the provision for deferred income taxes, determined using the asset and liability method of accounting for income taxes. Under this method, deferred income taxes reflect the net tax effects of (1) temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes, and (2) operating loss and tax credit carryforwards. A valuation allowance is recognized for any portion of the deferred tax assets when it is considered more likely than not that it will not be realized. The provision for deferred taxes is based on the change in the net deferred tax asset or liability from period to period.

Earnings per Common Share—Basic earnings per share (“EPS”) excludes dilutive effects of potential common stock and is computed by dividing income available to common stockholders by the weighted average number of common shares outstanding for the period, while diluted EPS gives effect to all dilutive potential

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common stocks that were outstanding during the period. Income available to common stockholders excludes amounts paid as dividends on preferred stock and accretion of discounts arising from beneficial conversion features of preferred stock. See Note 19 for the computation of basic and diluted EPS and Note 16 for information on preferred stock dividends and beneficial conversion features.

Treasury Stock—UFJ Holdings presents its treasury stock as a reduction of stockholders’ equity on the consolidated balance sheets at cost and accounts for treasury stock transactions under an average cost method. Any net gains from sales of treasury stocks are classified in capital surplus. Any losses on treasury stock sales in the excess of gains recognized from previous treasury stock sales are charged to accumulated deficit.

Accumulated Other Changes in Equity from Nonowner Sources—The UFJ Group’s Accumulated other changes in equity from nonowner sources comprises unrealized gains and losses on investment securities available for sale, minimum pension liability and foreign currency translation adjustments and is presented, net of related income tax effects, in the consolidated statements of changes in equity from nonowner sources.

Reclassification—The presentation of certain prior year information has been reclassified to conform to current year presentation.

Accounting Changes

Accounting pronouncements adopted within the periods presented include:

Variable Interest Entities—In January 2003 the FASB issued FIN 46, as described above under consolidation, and in December 2003, the FASB issued a revised version, “Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51” (“FIN 46R”). Before the interim reporting period beginning April 1, 2004, the UFJ Group adopted FIN 46 with respect to the entities created after January 31, 2003, and has consolidated any such entities for which it is the primary beneficiary. The UFJ Group adopted FIN 46R with respect to the entities created before February 1, 2003 on April 1, 2004. See Note 22 for information regarding variable interest entities in which UFJ Group has an interest.

Accounting for Asset Retirement Obligations—Effective April 1, 2003, the UFJ Group adopted SFAS No. 143, “Accounting for Asset Retirement Obligations.” SFAS No. 143 addresses the financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. SFAS No. 143 applies to the legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and/or the normal operation of a long-lived asset. A legal obligation is an obligation that a party is required to settle as a result of an existing or enacted law, statute, ordinance, written or oral contract, or by legal construction of a contract under the doctrine of promissory estoppel.

All of UFJ Group’s existing asset retirement obligations are associated with commitments to return property subject to operating leases to its original condition upon lease termination. At April 1, 2003, the UFJ Group recorded a ¥19,768 million long-term asset retirement liability, which is included in Other liabilities, and a corresponding increase in leasehold improvements. This amount represents the present value of expected future cash flows associated with returning UFJ Group’s leased properties to their original condition. The difference between the gross and present value of expected future cash flows is accreted over the life of the related leases as interest expense. Adoption of SFAS No. 143 resulted in a cumulative effect charge to net income at April 1, 2003 of ¥2,959 million. This adjustment represents the cumulative depreciation and accretion that would have been recognized through the date of adoption of SFAS No. 143 had the statement applied to UFJ Group’s existing asset retirement obligations at the time they were initially incurred.

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FIN 47, Accounting for Conditional Asset Retirement Obligations, clarifies the term “conditional asset retirement obligation” as used in SFAS No. 143, “Accounting for Asset Retirement Obligations”. Conditional asset retirement obligation refers to a legal obligation to perform an asset retirement activity in which the timing and (or) method of settlement are conditional on a future event that may not be within the control of the entity. The obligation to perform the asset retirement activity is unconditional thus a liability for the fair value of the conditional asset retirement obligation should be recognized if the fair value of the liability can be reasonably estimated. The uncertainty about the timing and method of settlement should be factored into the measurement of the liability when sufficient information exists. UFJ Group adopted FIN 47 for the fiscal year ended March 31, 2005. Adoption of FIN 47 did not have a material impact on the consolidated balance sheet or consolidated statements of income.

Disclosure about Pension and Other Postretirement Benefits—In December 2003, the FASB revised SFAS No. 132 and issued SFAS No. 132 (revised 2003), “Employers’ Disclosures about Pensions and Other Postretirement Benefits, an amendment of FASB Statements No. 87, 88 and 106” (“SFAS No. 132R”). SFAS No. 132R revises employers’ disclosures about pension plans and other postretirement benefit plans. The provisions of SFAS No. 132R require disclosures of estimated future benefit payments effective for fiscal years ending after June 15, 2004. The UFJ Group adopted the provisions of SFAS No. 132R and has included the required disclosures in the footnotes to the consolidated financial statements for the period ended March 31, 2005.

Other-Than-Temporary Impairment of Investment Securities—In November 2003, the FASB Emerging Issues Task Force, “EITF”, reached a consensus on Issue No. 03-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments” (“EITF 03-1”). EITF 03-1 requires certain additional quantitative and qualitative disclosures in addition to the disclosure already required by SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities”. The new disclosure has been included in these consolidated financial statements to the extent applicable. On September 30, 2004, the FASB voted unanimously to delay the effective date of EITF 03-1 measurement provisions. The FASB will be issuing implementation guidance related to the measurement provisions of EITF 03-1. Once issued, UFJ Group will evaluate the impact of adopting the measurement provisions of EITF 03-1.

Derivative Financial Instruments—In April 2003, the FASB issued SFAS No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities”. SFAS No. 149 amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133. In particular, SFAS No. 149 (1) clarifies under what circumstances a contract with an initial net investment meets the characteristics of a derivative, (2) clarifies when a derivative contains a financing component that warrants special reporting in the statement of cash flows, (3) amends the definition of underlyings, one of three characteristics of derivatives, to include the occurrence or non-occurrence of a specified event such as scheduled payments under a contract and (4) amends certain other existing pronouncements, in particular, those related to the scope of instruments that are subject to the requirements of SFAS No. 133. SFAS No. 149 is generally effective for contracts entered into or modified after June 30, 2003. The adoption of SFAS No. 149 did not have a material impact on the UFJ Group’s financial position or results of operations.

Certain Financial Instruments with Characteristics of both Liabilities and Equity—In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity”. On November 7, 2003, FASB Staff Position No. 150-3, “Effective Date, Disclosures, and Transition for Mandatorily Redeemable Financial Instruments of Certain Nonpublic Entities and Certain Mandatorily Redeemable Noncontrolling Interests under FASB Statement No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity”, delayed the effective date of certain provisions of SFAS No. 150 for certain mandatorily redeemable noncontrolling interests.

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SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective for UFJ Group’s reporting period beginning April 1, 2004. The adoption of SFAS No. 150 did not impact UFJ Group’s classification of liabilities and equities.

Future Application of Accounting Pronouncements

Loans and Debt Securities Acquired in a Transfer—In December 2003, the AICPA issued Statement of Position 03-3, “Accounting for Certain Loans or Debt Securities Acquired in a Transfer” (“SOP 03-3”), which supersedes AICPA Practice Bulletin 6, “Amortization of Discounts on Certain Acquired Loans” and addresses accounting for differences between contractual cash flows and cash flows expected to be collected from an investor’s initial investment in loans or debt securities acquired in a transfer if those differences are attributable, at least, in part, to credit quality. SOP 03-3 limits accretable yield to the excess of the investor’s estimate of undiscounted cash flows over the investor’s initial investment in the loan and prohibits the recognition of the non-accretable difference. Under SOP 03-3, subsequent increases in cash flows expected to be collected generally should be recognized prospectively through adjustment of the loan’s yield over its remaining life while any decreases in such cash flows should be recognized as impairments. SOP 03-3 also provides guidance with regard to presentation and disclosures.

SOP 03-3 is effective for loans and debt securities acquired by the UFJ Group in its fiscal year ended March 31, 2006 and thereafter. The UFJ Group has not completed an assessment of the impact of SOP 03-3 on its financial position or results of operations.

Exchanges of Nonmonetary Assets—In December 2004, the FASB issued SFAS No. 153, “Exchanges of Nonmonetary Assets—an amendment of APB Opinion No. 29”, The guidance in Accounting Principles Board (“APB”) Opinion No. 29, “Accounting for Nonmonetary Transactions”, is based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. The guidance in APB Opinion No. 29, however, included certain exceptions to that principle. SFAS No. 153 amends APB Opinion No. 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange.

SFAS No. 153 is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005, with earlier adoption permitted. The UFJ Group has not completed the study of what effect SFAS No. 153 will have on its financial position and results of operations. The UFJ Group expects to apply the provisions of SFAS No. 153 in the fiscal year ended March 31, 2007.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

2.    TRADING ACCOUNT ASSETS AND LIABILITIES

The following table shows trading account assets and liabilities, carried at estimated fair value, at March 31, 2004 and 2005. For trading derivative contracts executed under legally enforceable master netting agreements, related assets and liabilities are offset and reported net by counterparty.

	2004	2005
	(in millions)
Trading account assets:
Trading securities:
Japanese government, prefectural and municipal bonds	¥1,564,525	¥2,967,412
Commercial paper	24,892	56,747
Foreign governments bonds and other securities	1,811,422	2,565,682

Total trading securities	3,400,839	5,589,841

Trading derivative assets:
Interest rate contracts:
Forward and futures	150,330	36,622
Swaps and swap-related products	1,565,854	1,218,989
Options purchased	44,604	66,555

Total interest rate contracts	1,760,788	1,322,166

Foreign exchange contracts:
Forward and futures	162,629	70,959
Swaps	124,990	142,791
Options purchased	149,005	188,759

Total foreign exchange contracts	436,624	402,509

Other contracts, mainly equity and credit-related contracts	18,832	59,652
Netting derivatives under master netting agreements	(1,361,768)	(1,008,855)

Total	¥4,255,315	¥6,365,313

Trading account liabilities:
Trading securities sold, not yet purchased	¥1,957,730	¥3,505,933
Trading derivative liabilities:
Interest rate contracts:
Forward and futures	132,910	36,978
Swaps and swap-related products	1,416,457	1,134,362
Options written	39,821	56,234

Total interest rate contracts	1,589,188	1,227,574

Foreign exchange contracts:
Forward and futures	128,175	76,136
Swaps	140,086	98,166
Options written	154,943	249,479

Total foreign exchange contracts	423,204	423,781

Other contracts, mainly equity and credit-related contracts	61,603	91,177
Netting derivatives under master netting agreements	(1,361,768)	(1,008,855)

Total	¥2,669,957	¥4,239,610

See Note 27 for the methodologies and assumptions used to estimate fair value.

UFJ HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The UFJ Group performs trading activities through market-making, sales and arbitrage, while maintaining risk levels within appropriate limits in accordance with its risk management policy. Net trading gains for the fiscal years ended March 31, 2004 and 2005 comprise the following:

	2004	2005
	(in millions)
Interest rate and other derivative contracts	¥36,915	¥(77,044)
Trading securities, excluding derivatives	192,056	31,181

Trading account gains (losses)—net	228,971	(45,863)
Foreign exchange derivative contracts	97,730	49,473

Net trading gains	¥326,701	¥3,610

3.    INVESTMENT SECURITIES

The amortized cost and estimated fair values of available for sale investment securities and the related unrealized gains or losses at March 31, 2004 and 2005 are as follows:

	2004				2005
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated fair value	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated fair value
	(in millions)
Debt securities:
Japanese national government and agency bonds	¥13,528,628	¥48,967	¥13,523	¥13,564,072	¥13,700,724	¥61,686	¥252	¥13,762,158
Japanese prefectural and municipal bonds	309,614	5,584	—	315,198	146,355	4,537	—	150,892
Foreign governments and official institutions bonds	1,834,943	849	16,392	1,819,400	1,249,707	1,057	23,976	1,226,788
Corporate bonds	1,998,433	29,932	4,412	2,023,953	2,440,449	28,495	116	2,468,828
Mortgage-backed and asset-backed securities	527,875	962	1,927	526,910	564,993	7,431	4,656	567,768
Other debt securities	20,424	112	—	20,536	44,877	126	—	45,003
Marketable equity securities	1,158,726	681,477	3,224	1,836,979	1,020,313	636,630	3,652	1,653,291

Total	¥19,378,643	¥767,883	¥39,478	¥20,107,048	¥19,167,418	¥739,962	¥32,652	¥19,874,728

Included in net unrealized gains on available for sale investment securities in Accumulated other changes in equity from nonowner sources, net of taxes, are net unrealized holding gains from available for sale investment securities held by affiliated companies of ¥12,457 million and ¥6,669 million at March 31, 2004 and 2005, respectively. These affiliated companies are accounted for using the equity method and included in Other assets.

Nonmarketable equity securities presented in Other investment securities in the consolidated balance sheets are ¥293,295 million and ¥392,804 million at March 31, 2004 and 2005, respectively. The UFJ Group monitors

UFJ HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

the status of each investee including the credit ratings and changes in the UFJ Group’s share of net assets in the investees as compared with its share at the time of investment, to determine if any impairment losses are to be recognized.

The estimated fair value, which is the net carrying amount, of available for sale debt securities at March 31, 2005 by contractual maturity is shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without prepayment penalties. Securities not due at a single maturity date and securities embedded with call or prepayment options, such as mortgage-backed securities, are included in the table below based on their original contractual maturities.

Estimated fair value
(in millions)
Due in one year or less	¥9,920,599
Due from one year to five years	3,187,985
Due from five years to ten years	3,963,960
Due after ten years	1,148,893

Total	¥18,221,437

For the fiscal years ended March 31, 2004 and 2005, proceeds from sales of available for sale securities are ¥36,322,558 million and ¥35,158,747 million, respectively. For the fiscal years ended March 31, 2004 and 2005, gross realized gains on those sales are ¥674,679 million and ¥289,600 million, respectively, and gross realized losses on those sales are ¥112,122 million and ¥9,930 million, respectively. For the fiscal years ended March 31, 2004 and 2005, losses resulting from write-downs of investment securities that are classified as available for sale to reflect the decline in value considered to be other-than-temporary are ¥132,701 million and ¥29,248 million, respectively, which are included in Investment securities gains—net in the consolidated statements of income.

For the fiscal years ended March 31, 2004 and 2005, losses resulting from write-downs of nonmarketable equity securities included in Other investment securities to reflect the impairment in value are ¥114,171 million and ¥25,930 million, respectively, which are included in Investment securities gains—net in the consolidated statements of income.

The following table shows the fair value and gross unrealized losses of available for sale investment securities at March 31, 2005 that had unrealized losses, by length of time that individual securities have been in a continuous loss position. There are no securities with gross unrealized losses that have been in a continuous loss position of 12 months or more.

	Less than 12 months		Total
	Fair value	Unrealized losses	Number of securities
	(in millions)
Debt securities:
Japanese national government and agency bonds	¥389,336	¥252	7
Foreign governments and official institutions bonds	810,785	23,976	52
Corporate bonds	5,732	116	3
Mortgage-backed and asset-backed securities	143,666	4,656	6
Marketable equity securities	106,055	3,652	12

Total	¥1,455,574	¥32,652	80

UFJ HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The UFJ Group has determined that unrealized losses on available for sale securities at March 31, 2005 are temporary, based on its ability and intent to hold the security for a period of time sufficient to allow for anticipated recovery in fair value, and the results of its review conducted to identify and evaluate investments that have indications of possible impairments. The UFJ Group’s review included consideration of the following criteria:

•	The length of time that fair value of the investment has been below cost—The UFJ Group generally deems a continuous decline of fair value below cost for six months or more to be other-than-temporary.

Gross unrealized losses of less than 12 months generally arise from rising interest rates, widening credit spreads and credit quality of the underlying collateral. Based on expected cash flow analysis, such unrealized losses have been determined to be temporary.

•	The extent to which the fair value of investments has been below cost as of the end of the reporting period—The UFJ Group’s investment portfolio is exposed to volatile prices affected by many factors including investors’ perspectives as to future economic factors and the issuers’ performance, as well as cyclical market price fluctuations due to changes in market interest rates, foreign exchange rates and changes in credit spreads. The UFJ Group generally deems a decline of fair value below cost of 20% or more as a critical indicator of an other-than-temporary decline in fair value.

•	The financial condition and near-term prospects of the issuer—The UFJ Group considers the financial condition and near-term prospects of the issuer primarily based on the credit standing of the issuers as determined by the UFJ Group’s credit rating system.

Any deterioration in economic conditions or specific situations of the issuers of the securities could adversely affect the fair value of securities held by the UFJ Group.

Banks’ Shareholdings Purchase Corporation

Under a law forbidding banks from holding marketable equity securities in excess of their Tier I capital after September 30, 2006, the Banks’ Shareholdings Purchase Corporation (“BSPC”) was established in January 2002 in order to soften the impact on the stock market of sales of cross-shareholdings. BSPC began accepting share offers from financial institutions on February 15, 2002. It has been funded by financial institutions, including UFJ Bank and UFJ Trust, which made initial contributions of ¥2,000 million (“preferred contributions”) that are classified as available for sale debt securities. BSPC will be disbanded when it sells all shares that it purchased from financial institutions, or by March 31, 2017 at the latest. UFJ Bank and UFJ Trust have sold equity securities to BSPC’s Special Account.

Prior to August 2003, 8% of the proceeds from equity securities sold to the Special Account were withheld by the BSPC as subordinated contributions by the selling financial institutions. Subsequent to August 2003, no amounts have been withheld. As a result of the sales of securities during the fiscal year ended March 31, 2004, the UFJ Group recorded total subordinated contributions of ¥353 million to the Special Account that is classified as available for sale debt securities.

Funding, in addition to the subordinated contributions, is provided from borrowings guaranteed by the Japanese government with a limit of ¥2 trillion. Upon disbanding the BSPC, the cumulative net loss, if any, of the BSPC will be compensated in the following order: subordinated contributions, preferred contributions and government acting as a guarantor. The cumulative net gain, if any, will be repaid in the following order: preferred contributions, subordinated contributions, pro rata basis to the preferred or subordinated contributions up to twice the contributions and Japanese government for more than twice the contributions. However, the cumulative net loss or gain cannot be finalized and none of the contributions will be repaid until upon disbanding the BSPC.

UFJ HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the fiscal years ended March 31, 2004 and 2005, the UFJ Group sold to the Special Account equity securities with aggregated market values of ¥410,277 million and ¥69,327 million, and recognized gains of ¥180,174 million and ¥30,959 million, respectively, which are included in Trading account gains (losses)—net and Investment securities gains—net in the consolidated statements of income.

The Bank of Japan

The Bank of Japan began purchasing marketable equity securities at fair value from banks, including UFJ Bank and UFJ Trust, from November 2002, aiming to enhance the stability of the Japanese financial system by reducing the amount of marketable equity securities on the balance sheets of banks. Transfers of securities to The Bank of Japan are sales transactions with no transferors’ continuing involvement. UFJ Bank and UFJ Trust sold marketable equity securities to The Bank of Japan with aggregate market values of ¥76,465 million and ¥3,624 million in the fiscal years ended March 31, 2004 and 2005, respectively.

Pension Trusts

UFJ Bank and UFJ Trust sponsor pension trusts designated to provide annuity benefits and lump sum severance indemnity plans to the plan participants. UFJ Bank and UFJ Trust contributed marketable equity securities that are classified as available for sale to the pension trusts with aggregate market values of ¥116,697 million and recognized gains of ¥40,204 million for the fiscal year ended March 31, 2004 which is included in Investment securities gains—net in the consolidated statements of income.

4.    LOANS

Loans at March 31, 2004 and 2005, before deduction of allowance for loan losses, by domicile and type of industry of borrowers are summarized below. Classification of loan by industry is based on the industry segment loan classification as defined by The Bank of Japan.

	2004	2005
	(in millions)
Domestic:
Manufacturing	¥5,370,456	¥5,013,079
Construction	1,282,612	1,176,199
Real estate	4,580,942	3,582,281
Services	3,178,511	3,352,907
Wholesale and retail	5,500,396	4,808,338
Banks and other financial institutions	4,181,529	2,961,485
Other industries	5,830,848	3,905,663
Consumer:
Mortgage loan	7,667,505	8,733,406
Credit card	146,278	1,366,925
Other	5,084,929	4,432,429

Total domestic	42,824,006	39,332,712

Foreign:
Governments and official institutions	119,281	91,989
Banks and other financial institutions	131,831	251,347
Commercial and industrial	2,322,885	2,087,330
Other	33,675	170,134

Total foreign	2,607,672	2,600,800

Total	45,431,678	41,933,512
Less unearned income and deferred loan fees—net	11,626	21,615

Total	¥45,420,052	¥41,911,897

UFJ HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The loans at March 31,2005 include loans relating to Nippon Shinpan, which was consolidated from April 1, 2004. These loans are primarily included within Consumer-Credit card and Consumer-Other.

Non-accrual and Restructured Loans

Non-accrual and restructured loans are ¥5,065.1 billion and ¥2,315.1 billion at March 31, 2004 and 2005, respectively. Had interest on these loans been accrued at the original terms of agreement, gross interest income on such loans for the fiscal years ended March 31, 2004 and 2005 would have been approximately ¥126.8 billion and ¥104.6 billion, respectively, of which approximately ¥77.6 billion and ¥52.8 billion, respectively, is included in interest income on loans in the accompanying consolidated statements of income. Accruing loans contractually past due 90 days or more are ¥19.8 billion and ¥11.7 billion at March 31, 2004 and 2005, respectively.

Impaired Loans

The UFJ Group’s impaired loans (evaluated individually) primarily include non-accrual loans and restructured loans. A summary of the balances of impaired loans and related allowance at March 31, 2004 and 2005 is shown below.

	2004		2005
	Recorded loan balance	Impairment allowance	Recorded loan balance	Impairment allowance
	(in millions)
Requiring an impairment allowance	¥4,230,532	¥1,966,715	¥1,224,161	¥518,119
Not requiring an impairment allowance	568,894	—	699,485	—

Total	¥4,799,426	¥1,966,715	¥1,923,646	¥518,119

The average investment in impaired loans is ¥5,923 billion and ¥3,631 billion, respectively, for the fiscal years ended March 31, 2004 and 2005.

For the fiscal years ended March 31, 2004 and 2005, the UFJ Group recognized interest income of approximately ¥75.5 billion and ¥45.7 billion, respectively, on impaired loans. Cash receipts on non-accrual loans, for which the ultimate collectibility of principal is doubtful, are applied to principal reductions; otherwise, such collections are credited to income. Interest income on accruing impaired loans, including restructured loans, was recognized on an accrual basis to the extent that the collectibility of principal was reasonably certain based on management’s assessment.

Lease Receivables

As part of its financing activities, the UFJ Group enters into leasing arrangements with customers. The UFJ Group’s leasing operations are performed through leasing subsidiaries and consist principally of direct financing leases involving various types of data processing equipment, office equipment and factory equipment.

At March 31, 2004 and 2005, the components of the investment in direct financing leases are as follows:

	2004	2005
	(in millions)
Minimum lease rentals receivable	¥450,456	¥395,487
Estimated residual value of leased property	3,415	—
Less—unearned income	(28,832)	(32,077)

Gross investment in direct financing leases	¥425,039	¥363,410

UFJ HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Future minimum lease rentals receivable on direct financing at March 31, 2005 are as follows:

(in millions)
Fiscal year ending March 31:
2006	¥138,394
2007	97,334
2008	75,429
2009	51,064
2010	24,751
2011 and thereafter	8,516

Total future minimum lease rentals receivable	¥395,488

Related Party Loans

In some cases, the banking subsidiaries of UFJ Holdings make loans to related parties in the course of their normal commercial banking business. At March 31, 2004 and 2005, outstanding loans to related parties were ¥742,711 million and ¥350,172 million respectively.

These related party loans were made on substantially the same terms, including interest rates and collateral requirements, as were generally prevailing for unrelated borrowers at the date these loans were made. For the fiscal years ended and at March 31, 2004 and 2005, there are no loans to related parties that have been charged-off or that are impaired.

Concentrations of Credit Risk

Concentrations of credit risk arise when a number of customers are engaged in similar business activities, or activities in the same geographic region, or have similar economic features that would cause their ability to meet their contractual obligations to be similarly affected by changes in economic conditions. The UFJ Group manages its portfolio of financial instruments to achieve a level of diversification amongst industries and geographies. Historically it has been the principal provider of credit to certain large borrowers and the levels of collateral associated with those loans have varied. In addition during recent years it has also made loans to certain companies which have had significant exposures to the Japanese real estate market. The UFJ Group has put into place a series of measures to reduce its exposure to these large borrowers and to increase the level diversification of its portfolio.

Sales of Loans

The UFJ Group originates loans to various types of corporate and individual customers in Japan and overseas in the normal course of its business. In order to improve the quality of its loan portfolio, the UFJ Group has disposed of certain loans. Most of these loans were disposed of by sales to third parties and by entering into loan participation transactions without retaining the credit risk. The loan participation transactions did not meet the relevant conditions for sales accounting established in accordance with SFAS No. 140. Hence, these transactions are accounted for as collateralized borrowing transactions and not considered as loans held-for-sale. The losses on sales of loans were ¥8.9 billion for the fiscal year ended March 31, 2004 and the gains were ¥8.4 billion for the fiscal year ended March 31, 2005.

UFJ HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Loan Securitization

The UFJ Group had no significant transfers of loans under securitization transactions accounted for as sales for the fiscal years ended March 31, 2004 and 2005 and did not retain any significant interests associated with loans transferred in securitizations at March 31, 2004 and 2005.

5.    ALLOWANCE FOR LOAN LOSSES

Changes in the allowance for loan losses for the fiscal years ended March 31, 2004 and 2005 are shown below.

	2004	2005
	(in millions)
Balance at beginning of fiscal year	¥3,195,187	¥2,438,309

Provision for loan losses	313,124	91,866

Charge-offs	(1,148,858)	(1,688,636)
Recoveries	80,425	77,487

Net charge-offs	(1,068,433)	(1,611,149)

Other changes	(1,569)	122,792

Balance at end of fiscal year	¥2,438,309	¥1,041,818

As explained in Note 4, loans were disposed of by sales during recent years. The allowance for these loans was removed and transferred to the valuation allowance for loans held-for-sale upon a decision to sell. Net charge-offs in the above table include the amount of charge-offs related to sales of loans amounting to ¥98.3 billion and ¥537.4 billion for the fiscal years ended March 31, 2004 and 2005, respectively.

Other changes at March 31, 2005 include an allowance for loan losses relating to Nippon Shinpan, which was consolidated from April 1, 2004.

6.    PREMISES AND EQUIPMENT

Premises and equipment at March 31, 2004 and 2005 consists of the following:

	2004	2005
	(in millions)
Land	¥237,682	¥261,658
Buildings	204,624	234,350
Equipment and furniture	347,857	343,021
Leasehold improvements	184,809	169,163

Total	974,972	1,008,192
Less accumulated depreciation	401,191	412,304

Premises and equipment—net	¥573,781	¥595,888

Premises and equipment includes capitalized leases, principally related to data processing equipment, which amounts to ¥54,278 million and ¥153,539 million at March 31, 2004 and 2005, respectively. Accumulated depreciation on such capitalized leases at March 31, 2004 and 2005 amounted to ¥29,895 million and ¥105,580 million, respectively.

UFJ HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Depreciation expense of premises and equipment for the fiscal years ended March 31, 2004 and 2005 is ¥52,361 million and ¥52,243 million, respectively.

In March 2002, UFJ Bank entrusted its Tokyo Headquarters, comprising land and building, to UFJ Trust under a noncancellable lease agreement for a 15 year period. At the same time, UFJ Bank sold the beneficiary trust right to a special purpose entity, which leased back the land and building to UFJ Bank. UFJ Bank accounted for this transaction as a financing arrangement, and recorded the total proceeds of ¥89,800 million as a financing obligation in addition to continuing to recognize the land and building. Under the lease agreement, UFJ Bank made non-interest-bearing deposits of ¥6,960 million with the buyer-lessor in March 2002. The lease payments are ¥6,960 million per year.

On March 31, 2005, UFJ Bank repaid the financing obligation secured against its Tokyo Headquarters for ¥96,500 million and resulted in a loss on extinguishment of the debt as other non-interest expense of ¥6,700 million. UFJ Bank entered into a sale-leaseback contract of its Tokyo Headquarters with proceeds of ¥145,000 million. At the same time, UFJ Bank recognized a gain of ¥84,755 million in Other non-interest income for the fiscal year ended March 31, 2005 and deferred a gain of ¥49,487 million in Other liabilities (Note 15) as at March 31, 2005. The deferred gain is amortized over eight years, which includes the lease term of five years plus an option to extend for three years, and the lease payments are ¥6,500 million per year for the first five years.

The UFJ Group recognized ¥4,123 million and ¥2,099 million of impairment losses for real estate previously held for use now held for sale, for the fiscal years ended March 31, 2004 and 2005, respectively. These losses are included in Other non-interest expenses. In computing the amount of impairment losses, fair value is determined primarily based on market prices, if available, or the estimated fair value based on an appraisal.

The UFJ Group recognized ¥6,849 million of impairment losses for land and buildings held for use for the fiscal year ended March 31, 2005 as there was not sufficient cash flow as compared to the carrying value of the property. These losses are included in Other non-interest expenses. In computing the amount of impairment losses, fair value is determined primarily on an appraisal.

7.    GOODWILL AND OTHER INTANGIBLE ASSETS

As discussed in Note 1, goodwill is primarily the result of Sanwa Bank’s acquisition of Tokai Bank and Toyo Trust at April 2, 2001. The business combination was accounted for under the purchase method. The aggregate purchase price for Tokai Bank and Toyo Trust was ¥2,931 billion including common and preferred stock. Goodwill and intangible assets of approximately ¥2,731 billion and ¥515 billion, respectively, were recorded. Prior to adoption of SFAS No. 142, goodwill was being amortized over 40 years.

UFJ HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Goodwill

The changes in the carrying amount of goodwill during the fiscal years ended March 31, 2004 and 2005 are as follows:

	Retail Banking	Corporate Banking	Global Banking & Trading	Trust Banking	Nippon Shinpan	Total
	(in millions)
Balance at April 1, 2003	¥489,868	¥1,059,694	¥521,746	¥305,180	¥—	¥2,376,488
Goodwill reversed due to reversal of valuation allowance on deferred tax assets (Note 8)	—	64,371	—	22,161	—	86,532

Balance at March 31, 2004	489,868	995,323	521,746	283,019	—	2,289,956

Goodwill from consolidation of Nippon Shinpan	—	—	—	—	182,213	182,213
Goodwill reversed due to reversal of valuation allowance on deferred tax assets (Note 8)	—	64,364	—	6,193	5,705	76,262

Balance at March 31, 2005	¥489,868	¥930,959	¥521,746	¥276,826	¥176,508	¥2,395,907

See Note 25 for business segment information of the UFJ Group.

On April 1, 2004, UFJ Group consolidated Nippon Shinpan under FIN 46R. Goodwill of ¥182,213 million was recorded upon consolidation of Nippon Shinpan.

UFJ Group reviews goodwill and indefinite-lived intangible assets for impairment annually, or more often if events or circumstances warrant. Goodwill impairment may exist if the carrying value of the reporting unit to which it is allocated exceeds its estimated fair value.

UFJ Group has identified nine reporting units. Goodwill was allocated to four of these reporting units on a relative fair value basis. Goodwill is allocated to Nippon Shinpan as a separate reporting unit. Reporting units that were non-revenue producing or that were not expected to benefit significantly from the synergies of the business combinations were not allocated goodwill. In addition, insignificant reporting units were not allocated goodwill. The first step of the test of impairment was performed by comparing the fair value of its reporting units to the carrying values of the reporting units to which goodwill was assigned.

If potential impairment of goodwill was indicated under the first step, step two for determining the amount of impairment of goodwill was performed. The second step requires UFJ Group to estimate the implied fair value of goodwill for each reporting unit by subtracting the fair value of the reporting unit’s assets, including any unrecognized intangibles, from the total fair value of the reporting unit. The excess is deemed the implied fair value of goodwill. The implied fair value of the goodwill was then compared to the carrying amount of goodwill for the reporting unit.

The UFJ Group has not identified any goodwill that is impaired during the fiscal years ended March 31, 2004 and 2005.

UFJ HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Other Intangible Assets

The table below presents the gross carrying amount, accumulated amortization and net carrying amount, in total and by major class of intangible assets at March 31, 2004 and 2005.

	2004			2005
	Gross carrying amount	Accumulated amortization	Net carrying amount	Gross carrying amount	Accumulated amortization	Net carrying amount
	(in millions)
Intangible assets subject to amortization:
Information technology	¥63,852	¥39,496	¥24,356	¥119,152	¥63,391	¥55,761
Software	223,987	104,916	119,071	280,983	130,428	150,555
Core deposit intangibles	327,430	98,115	229,315	327,430	130,047	197,383
Customer relationships	131,800	19,755	112,045	211,600	37,740	173,860
Other	3,828	813	3,015	2,905	1,223	1,682

Total	¥750,897	¥263,095	487,802	¥942,070	¥362,829	579,241

Intangible assets not subject to amortization:
Co-brand			—			29,600
Trade name			—			15,900
Other			7,671			4,985

Total			¥495,473			¥629,726

The estimated aggregate amortization expense for intangible assets for the next five years is as follows:

(in millions)
Fiscal year ending March 31,
2006	¥116,348
2007	97,923
2008	88,620
2009	81,420
2010	65,310

¥449,621

UFJ HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

8.    INCOME TAXES

The current and deferred income tax expense for the fiscal years ended March 31, 2004 and 2005 is as follows:

	2004	2005
	(in millions)
Current:
Domestic	¥13,788	¥19,275
Foreign	459	2,752

Total	14,247	22,027

Deferred:
Domestic	76,300	118,701
Foreign	5,071	2,222

Total	81,371	120,923

Income tax expense	95,618	142,950

Income tax expense reported in stockholders’ equity relating to:
Net unrealized holding gains on investment securities available for sale	5,527	5,498
Foreign currency translation adjustments	407	263

Total	5,934	5,761

Total	¥101,552	¥148,711

Income taxes in Japan applicable to the UFJ Group are imposed by the national, prefectural and municipal governments, and in the aggregate, resulted in a normal effective statutory rate of approximately 42.0% and 40.7% for the fiscal years ended March 31, 2004 and 2005, respectively. It should be noted that the largest entity within the UFJ Group, UFJ Bank, had a normal effective statutory rate of approximately 39.2% and 40.7% for the fiscal years ended March 31, 2004 and 2005, respectively. Foreign subsidiaries are subject to income taxes of the countries in which they operate.

In March 2003, the Japanese government passed an amendment to the local tax law and in October 2003 the Tokyo Metropolitan Government and the Osaka Prefectural Government enacted an additional surcharge tax. The effect of these amendments was to adjust the normal effective statutory tax rate for the fiscal year ended March 31, 2005 to approximately 40.7%. The newly enacted rates were used in calculating the future expected tax effects of temporary differences as of March 31, 2004 that were expected to reverse during and subsequent to the fiscal year ended March 31, 2005. The change in tax rate, used in calculating the future expected tax effects of temporary differences, resulted in a decrease of ¥23,531 million in consolidated income tax expense for the fiscal year ended March 31, 2004. After the valuation allowance, the net change in tax rate used in calculating the future expected tax effects of temporary differences, resulted in a decrease of ¥504 million in consolidated income tax expense for the fiscal years ended March 31, 2004.

In October 2003, the UFJ Group received notification of a tax refund of ¥25.7 billion relating to tax assessments previously made by the Tokyo Metropolitan Government and the Osaka Prefectural Government in relation to the fiscal years ended March 31, 2001 and 2002.

UFJ HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

A reconciliation of the effective income tax rate reflected in the accompanying consolidated statements of income to the normal effective statutory tax rate at March 31, 2004 and 2005 is as follows:

	2004	2005
Normal effective statutory tax rate of UFJ Holdings	42.0%	40.7%
Increase (decrease) in taxes resulting from:
Nondeductible expenses	6.1	0.3
Undistributed (earnings) losses of foreign subsidiaries	0.8	2.1
Higher (lower) tax rates applicable to income of subsidiaries	(4.6)	(0.1)
Nontaxable income	(0.9)	(0.1)
Change in valuation allowance	(36.4)	(33.9)
Enacted change in tax rates—net	(3.3)	(0.2)
Realization of previously unrealized tax benefit of subsidiaries	9.1	8.9
Per capita tax	0.2	0.2
Other—net	0.5	(1.2)

Effective income tax rate	13.5%	16.7%

Deferred tax assets and liabilities are computed for each tax jurisdiction using currently enacted tax rates applicable to periods when the temporary differences are expected to reverse. The tax effects of the items comprising the UFJ Group’s net deferred tax assets and liabilities at March 31, 2004 and 2005 are as follows:

	2004	2005
	(in millions)
Deferred tax assets:
Allowance for loan losses	¥1,428,952	¥966,512
Net operating loss carryforwards	808,406	1,197,912
Accrued severance indemnities and pension liabilities	121,967	62,819
Investment securities	182,805	155,132
Accrued liabilities and others	128,619	148,767
Sale-and-leaseback transactions	2,240	—
Derivative financial instruments	35,675	50,960
Tangible assets	—	4,881
Depreciation	13,177	54,620
Foreign currency translations	942	—
Valuation allowance	(2,465,814)	(2,428,684)

Total deferred tax assets	256,969	212,919

Deferred tax liabilities:
Gain on establishment of retirement benefit trust	65,077	41,983
Intangible assets	135,618	179,487
Sale-and-leaseback transactions	—	218
Tangible assets	12,503	—
Accrued income	7,065	3,812
Deferred tax on undistributed earnings of foreign subsidiaries	42,944	59,203
Foreign currency translations	—	1,096
Other	101	2,831

Total deferred tax liabilities	263,308	288,630

Net deferred tax liabilities	¥6,339	¥75,711

UFJ HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

A valuation allowance is recorded when it is more likely than not that some portion of or all of the deferred tax asset will not be realized. The ultimate realization of the deferred tax asset depends on the ability to generate sufficient taxable income of the appropriate character in the future at the individual company level. UFJ Group has provided a valuation allowance for the major part of the deferred tax asset attributable to the UFJ Group’s subsidiaries with operating loss carryforwards and existing deductible temporary differences, primarily due to the existence of high levels of accumulated deficits, tax losses and credit costs incurred in the past years for domestic subsidiaries.

The net change in the valuation allowance for the deferred income tax assets was a decrease of ¥37,130 million for the fiscal year ended March 31, 2005, which primarily reflected the net of a decrease in such deductible temporary differences and operating loss carryforwards of these subsidiaries and an increase in the valuation allowance related to Nippon Shinpan, which is newly consolidated this year. The reduction in the valuation allowance against the deferred tax asset that existed at the acquisition date of Tokai Bank, Toyo Trust and Nippon Shinpan was applied to reverse goodwill by the amount of ¥86,532 million and ¥76,262 million for the fiscal years ended March 31, 2004 and 2005, respectively.

At March 31, 2005, the UFJ Group had operating loss carryforwards of ¥2,867,310 million and no tax credit carryforwards for tax purposes. Such carryforwards, if not utilized, are scheduled to expire as follows:

Operating loss carryforwards
(in millions)
Fiscal year ending March 31:
2006	¥60,576
2007	3,176
2008	—
2009	35,525
2010	1,630,925
2011	88,363
2012 and thereafter	1,048,745

Total	¥2,867,310

In March 2004, the Japanese government extended the period for operating loss carryforwards from five years to seven years under the corporate tax law. This change applied retroactively to operating loss carryforwards for fiscal years beginning on or after April 1, 2001.

Income before income tax expense and cumulative effect of change in accounting principle for the fiscal years ended March 31, 2004 and 2005 are as follows:

	2004	2005
	(in millions)
Domestic income	¥661,695	¥812,952
Foreign income	44,611	45,822

Total	¥706,306	¥858,774

UFJ HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

9.    PLEDGED ASSETS AND COLLATERAL

Pledged Assets

At March 31, 2005, the primary components of all non-cash financial assets mortgaged, pledged, or otherwise subject to lien with corresponding liabilities are as follows:

(in millions)
Trading securities	¥3,174,141
Investment securities	6,655,843
Loans	2,953,034
Other	38,211

Total	¥12,821,229

The above pledged assets are classified by type of liabilities to which they relate as follows:

(in millions)
Deposits	¥674,157
Call money and funds purchased	424,766
Payables under repurchase agreements and securities lending transactions	4,350,098
Other short-term borrowings and long-term debt	7,371,890
Other	318

Total	¥12,821,229

In addition, at March 31, 2005, the UFJ Group has pledged certain non-cash financial assets, aggregating ¥2,352,320 million as collateral for acting as a collection agent of public funds, for settlement of exchange at The Bank of Japan and Tokyo Bankers Association, for derivative transactions and for certain other purposes. Such assets primarily include loans and securities. The securities pledged consist principally of Japanese national government and Japanese government agency bonds.

Under Japanese law, Japanese banks are required to maintain certain minimum reserves on deposit with The Bank of Japan based on the amount of deposit balances and certain other factors. There are similar reserve deposit requirements for foreign offices engaged in banking businesses in foreign countries. At March 31, 2004 and 2005, the reserve funds maintained by the UFJ Group, which are included in Cash and due from banks and Interest-earning deposits in other banks, are ¥2,381,921 million and ¥3,890,940 million, respectively.

Collateral

The UFJ Group both accepts and pledges financial assets as collateral for transactions. Such transactions typically include commercial loans, repurchase and reverse repurchase agreements, security lending transactions, call money and derivatives transactions, while eligible collateral includes, marketable debt and equity securities, trade receivables and certificates of deposit.

Secured parties, including creditors and counterparties to certain transactions, may sell or re-pledge financial assets provided as collateral but their ability to do so differs according to interpretations of specific provisions of applicable statutes, contracts and market practices since certain contracts do not explicitly define the secured party’s right to sell or re-pledge collateral. The value of non-cash financial assets pledged is reported on the face of the consolidated balance sheet only when the UFJ Group determines, based on the information available to it, that a secured party is permitted to sell or re-pledge, either by contract or custom, the collateral it received.

UFJ HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

At March 31, 2005, the UFJ Group pledged non-cash financial assets with a fair value of ¥10,102,139 million as collateral that it has determined may not be sold or re-pledged by the secured parties.

Certain banking subsidiaries accept collateral for commercial loans and other banking transactions under standardized agreements with customers which stipulate that customers may be required to provide collateral or guarantees. Applicable legislation in Japan generally permits collateral to be negotiated or transferred unless otherwise prohibited by contract or other statutes. Nevertheless, in common with market practice in Japan, the UFJ Group does not sell or re-pledge collateral accepted in connection with commercial loans unless a debtor defaults or other specified credit events occur.

Derivative agreements commonly used in the marketplace do not prohibit a secured party’s disposition of non-cash financial assets received as collateral. Similarly, in reverse repurchase agreements and securities borrowing transactions, non-cash financial assets accepted as collateral may be sold or re-pledged.

At March 31, 2005, the fair value of the non-cash financial assets accepted as collateral by the UFJ Group that is permitted to be sold or re-pledged was approximately ¥4,374,986 million, of which approximately ¥4,041,024 million was sold or re-pledged.

10.    DEPOSITS

The balances of time deposits, including certificates of deposit (“CDs”), issued in amounts of ¥10 million (approximately US$93 thousand at the Federal Reserve Bank of New York’s noon buying rate on March 31, 2005) or more with respect to domestic deposits and issued in amounts of US$100,000 or more with respect to foreign deposits are ¥15,046,435 million and ¥1,728,760 million, respectively, at March 31, 2004 and ¥11,280,597 million and ¥1,811,216 million, respectively at March 31, 2005.

Maturities of domestic and foreign time deposits, including CDs at March 31, 2005, are as follows:

	Domestic	Foreign
	(in millions)
Due in one year or less	¥16,519,390	¥1,820,362
Due after one year through two years	1,785,276	275
Due after two years through three years	1,510,856	—
Due after three years through four years	400,395	161
Due after four years through five years	425,937	54
Due after five years	230,213	—

Total	¥20,872,067	¥1,820,852

11.    CALL LOANS AND FUNDS SOLD, AND CALL MONEY AND FUNDS PURCHASED

A summary of call loans, call money and funds transactions at March 31, 2004 and 2005 is as follows:

	2004	2005
	(in millions)
Balance at end of the fiscal year:
Call money and funds purchased	¥2,204,080	¥1,291,119
Call loans and funds sold	252,169	245,774

Net funds purchased position	¥1,951,911	¥1,045,345

Call money and funds purchased:
Outstanding at end of fiscal year:
Amount	¥2,204,080	¥1,291,119
Weighted average interest rate	0.04%	0.23%

UFJ HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

12.    DUE TO TRUST ACCOUNT

UFJ Trust holds assets on behalf of its customers in an agent, fiduciary or trust capacity. Such trust account assets are not the UFJ Group’s proprietary assets and are managed and accounted for separately. However, excess cash funds of individual trust accounts are often placed with UFJ Trust, which manages the funds together with its own funds in its proprietary account. Due to trust account reflects a temporary placement of the excess funds from individual trust accounts. In view of the UFJ Group’s funding, Due to trust account is similar to short-term funding, including demand deposits and other overnight funds purchased. The balance changes in response to the day-to-day changes in the excess funds placed by the trust accounts. The weighted average interest rate of Due to trust account transactions is 0.47% and 0.45% on the balance at the end of the fiscal years ended March 31, 2004 and 2005, respectively.

13.    SHORT-TERM BORROWINGS AND LONG-TERM DEBT

At March 31, 2004 and 2005, the UFJ Group had unused lines of credit amounting to ¥2,381,096 million and ¥2,772,170 million, respectively. The amounts principally consist of the lines of collateralized intraday overdrafts without interest charges and collateralized overnight loans on bills at the official discount rate granted by The Bank of Japan, which are used to cover shortages in The Bank of Japan account and to meet liquidity needs. The UFJ Group may borrow from The Bank of Japan on demand up to the total amount of collateral eligible for credit extension.

Short-term borrowings at March 31, 2004 and 2005 are comprised of the following:

	2004	2005
	(in millions)
Domestic offices:
Loans on notes and acceptances transferred with recourse (rediscount)	¥2,652,500	¥3,472,700
Commercial paper	1,442,990	1,273,160
Borrowings from financial institutions	798,302	968,847
Other	7,602	13,665

Total domestic offices	4,901,394	5,728,372

Foreign offices:
Commercial paper	50,980	40,639
Other	75,621	61,795

Total foreign offices	126,601	102,434

Total	¥5,027,995	¥5,830,806

Weighted average interest rate on outstanding balance at end of fiscal year	0.11%	0.15%

UFJ HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Long-term debt (with original maturities of more than one year) at March 31, 2004 and 2005 is comprised of the following:

	2004	2005
	(in millions)
UFJ Holdings:
Obligations under capital leases	¥8	¥16
Unsubordinated debt:
Floating rate borrowings, payable in Japanese Yen, due 2008, principally 1.68%	—	50,000
Subordinated debt:
Perpetual borrowings, payable in Japanese Yen, 2.76%	—	24,836
Perpetual bonds, payable in Japanese Yen, 1.41%	100,000	100,000

Total UFJ Holdings	100,008	174,852

UFJ Bank:
Obligations under capital leases	25,366	31,385
Obligation under sale-and-leaseback transactions	89,800	—
Loan participation borrowings	356,930	809,225
Unsubordinated debt:
Insurance companies and other institutions, due 2005-2028, principally 0.00%-6.30%	97,904	75,762
Fixed rate bonds, payable in Japanese Yen, due 2005-2009, principally 0.58%-2.08%	1,519,631	1,422,157
Adjustable rate bonds, payable in Japanese Yen, due 2014, 2.17%	20,000	20,000
Subordinated debt:
Fixed rate borrowings, payable in Japanese Yen, due 2005-2014, principally 1.95%-4.90%	271,000	293,500
Floating rate borrowings, payable in Japanese Yen, due 2005-2006, principally 1.65%-1.80%	7,800	6,000
Adjustable rate borrowings, payable in Japanese Yen, due 2010-2013, principally 0.23%-4.00%	191,000	200,300
Perpetual borrowings, payable in Japanese Yen, principally 0.42%-4.16%	47,000	685,786
Fixed rate borrowings, payable in United States Dollars, due 2009-2013, principally 6.76%-8.36%	—	295,322
Perpetual borrowings, payable in United States Dollars, principally 8.76%-8.98%	—	185,248
Adjustable rate bonds, payable in Japanese Yen, due 2010-2013, principally 0.66%-1.27%	154,500	117,000
Fixed rate bonds, payable in Japanese Yen, due 2013, 1.30%	64,300	58,000
Fixed rate bonds, payable in United States Dollars, due 2011, 7.40%	209,251	212,450

Total UFJ Bank	3,054,482	4,412,135

UFJ HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	2004	2005
	(in millions)
UFJ Trust:
Obligation under capital leases	2,782	2,034
Loan participation borrowings	47,081	50,955
Unsubordinated debt:
Insurance companies and other institutions, due 2004, principally 0.90%-4.75%	9,001	—
Subordinated debt:
Fixed rate borrowings, payable in Japanese Yen, due 2005-2013, principally 2.61%-3.70%	9,000	9,000
Adjustable rate borrowings, payable in Japanese Yen, due 2010-2015, principally 1.65%-5.90%	35,000	39,500
Adjustable rate bonds, payable in Japanese Yen, due 2010-2014, principally 0.87%-2.20%	69,800	68,700

Total UFJ Trust	172,664	170,189

Other subsidiaries:
Obligation under capital leases	5,875	21,517
Unsubordinated debt:
Fixed rate borrowings, payable in Japanese Yen, due 2005-2014, principally 0.25%-6.00%	119,167	345,421
Floating rate borrowings, payable in Japanese Yen, due 2005-2010, principally 0.28%-3.50%	545	614,271
Fixed rate borrowings, payable in Indonesia Rupiah, due 2006-2007, principally 16.75%	—	666
Fixed rate bonds and notes, payable in Japanese Yen, due 2005-2009, principally 1.00%-21.00%	3,955	3,013
Fixed rate bonds and notes, payable in United States Dollars, due 2007, 7.75%	367	334
Adjustable rate bonds and notes, payable in Japanese Yen, due 2005-2023, principally 0.60%-10.50%	9,320	11,084
Adjustable rate bonds and notes, payable in United States Dollars, due 2005-2014, principally 3.50%-8.00%	1,715	1,692
Subordinated debt:
Fixed rate borrowings, payable in Japanese Yen, due 2004, 3.75%	4,989	—
Floating rate borrowings, payable in Japanese Yen, due 2005-2014, principally 0.21%-2.15%	15,989	16,034
Fixed rate bonds and notes, payable in Japanese Yen, due 2010-2014, principally 3.00%-4.90%	27,200	—
Adjustable rate bonds, payable in Japanese Yen, due 2015, 1.45%	55,000	10,000
Fixed rate bonds and notes, payable in United States Dollars, due 2009-2013, principally 6.75%-8.35%	286,293	—
Perpetual bonds, payable in Japanese Yen, principally 0.42%-4.15%	103,800	—
Perpetual bonds, payable in United States Dollars, 8.75%	61,192	—
Borrowings of variable interest entities	26,511	38,786
Bonds and notes of variable interest entities	108,686	54,976

Total other subsidiaries	830,604	1,117,794

Total UFJ Group	¥4,157,758	¥5,874,970

Note:	Adjustable rate debts are debts where interest rates are reset in accordance with the terms of the debt agreements, and floating rate debts are debts where interest rates are repriced in accordance with movements of market interest rate indices.

UFJ HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The obligation under sale-and-leaseback transactions includes bonds of ¥62,000 million redeemable between 2005 and 2007, with adjustable rates from 0.743% to 3.273% and redeemable preferred equities of ¥27,800 million redeemable between 2005 and 2012, with the dividend rate capped in a range between 3.6% and 10.4% at March 31, 2004. On March 31, 2005, these bonds and preferred equity were redeemed for ¥96,500 million, resulting in a loss on extinguishment of debt of ¥6,700 million and included in Other non-interest expenses.

Certain unsubordinated bonds and notes (aggregating ¥16,123 million at March 31, 2005) issued by subsidiaries are guaranteed, on a subordinated basis, by UFJ Bank, UFJ Trust or a subsidiary as to payment of principal and interest.

The interest rates for the adjustable and floating rate debt shown in the above table are those in effect at March 31, 2004 and 2005, respectively. Certain interest rates are determined by formulas and may be subject to certain minimum and maximum rates. Floating and adjustable rate debt agreements may provide for interest rate floors to prevent negative interest payments (i.e. receipts).

Certain debt agreements permit UFJ Bank, UFJ Trust and some other subsidiaries to redeem the related debt, in whole or in part, prior to maturity at the option of the issuer on terms specified in the respective agreements.

The following is a summary of maturities of long-term debt subsequent to March 31, 2005:

	UFJ Bank	UFJ Trust	UFJ Holdings and other subsidiaries	Total
	( in millions)
Fiscal year ending March 31:
2006	¥583,701	¥48,386	¥374,648	¥1,006,735
2007	457,061	3,678	315,533	776,272
2008	470,571	2,282	234,197	707,050
2009	398,923	1,594	126,606	527,123
2010	307,823	48	39,481	347,352
2011 and thereafter	2,194,056	114,201	202,181	2,510,438

Total	¥4,412,135	¥170,189	¥1,292,646	¥5,874,970

UFJ HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

At March 31, 2004 and 2005, the UFJ Group had 11 wholly-owned financing vehicles that were formed to issue preferred securities to third-party investors and invest the proceeds in various long-term debt issued by UFJ Holdings, UFJ Bank and UFJ Trust, which qualified as Tier I or Tier II capital for regulatory purposes. Common stock of and loans to the financing vehicles were eliminated in the consolidated balance sheet, and the preferred securities issued by the financing vehicles have been classified as minority interests. Upon adopting FIN 46R, UFJ Holdings deconsolidated the financing vehicles and ¥1,226,106 million of subordinated debt which the UFJ Group issued to the financing vehicles are reflected as long-term debt in the consolidated balance sheet at March 31, 2005. This long-term debt has been included in the table as follows:

2005
(in millions)
UFJ Holdings:
Subordinated debt:
Perpetual borrowings, payable in Japanese Yen, 2.76%	¥24,836

Total UFJ Holdings	24,836

UFJ Bank:
Subordinated debt:
Fixed rate borrowings, payable in Japanese Yen, due 2010-2014, principally 3.01%-4.90%	27,500
Adjustable rate borrowings, payable in Japanese Yen, due 2010-2013, principally 0.23%-4.00%	49,300
Perpetual borrowings, payable in Japanese Yen, principally 0.42%-4.16%	639,400
Fixed rate borrowings, payable in United States Dollars, due 2009-2013, principally 6.76%-8.36%	295,322
Perpetual borrowings, payable in United States Dollars, principally 8.76%-8.98%	185,248

Total UFJ Bank	1,196,770

UFJ Trust:
Subordinated debt:
Adjustable rate borrowings, payable in Japanese Yen, due 2011-2012, principally 3.15%-4.00%	4,500

Total UFJ Trust	4,500

Total UFJ Group	¥1,226,106

14.    SEVERANCE INDEMNITIES AND PENSION PLANS

Substantially all of the employees of UFJ Holdings are seconded by UFJ Bank and UFJ Trust. These employees are covered by the severance indemnity and annuity plans offered by each respective employer as discussed below.

The employees of UFJ Bank, UFJ Trust and certain other domestic subsidiaries are covered under lump-sum severance indemnity plans. Under the lump-sum severance indemnity plans, employees receive, at the time of termination of their employment either voluntarily or at contractual retirement age, benefit payments in the form of lump-sum cash payment. Employees with service of one year or more are eligible for the severance indemnity.

In addition to the lump-sum severance indemnities, UFJ Bank, UFJ Trust and certain other domestic subsidiaries offer funded annuity plans to their retiring employees. The annuity plans are established and administered pursuant to the Japanese Welfare Pension Insurance Law (“JWPIL”). Under the JWPIL, employers with five or more full-time employees are required to participate in the Welfare Pension, which is substantially similar to Social Security in the United States. Employers who participate in the Welfare Pension may, at their discretion, enhance annuity benefits by establishing additional plans known as Employees’ Pension Funds (“EPF”). The EPF generally comprises two parts, the corporate portion and the substitutional portion. The benefits paid from the substitutional portion are based on a standard remuneration table set forth by the JWPIL,

UFJ HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

whereas the benefits paid from the corporate portion is set forth by the employers that sponsor the plans or the EPF. The benefits provided by the corporate portion of the EPFs sponsored by the UFJ Group are generally based on the length of service and remuneration at the time of termination, except for UFJ Bank, which adopted a new plan formula in April 2002 based on “points” that employees accumulate over their careers, and determined based on job titles and certain professional certifications.

UFJ Trust and certain other domestic subsidiaries also offer retirement benefits under tax qualified pension plans, which are funded contributory defined annuity plans. These plans generally cover employees with a service period of five years or more, and the annuity benefits vest with the employees with a service period of 15 years or more. The plan provides lifetime annuity benefits with guaranteed annuity payment for 15 years commencing in the month following the month an eligible employee reaches age 60. The amount of annuity benefits is determined based on points that employees accumulate over their careers.

In June 2001, the JWPIL was amended to permit an employer to separate the substitutional portion and transfer the obligation and related assets to the government. In September 2002, UFJ Bank obtained an approval of exemption from the obligation for benefits related to future employee service related to the substitutional portion of its EPF, and started to make pension insurance payments to the government. UFJ Bank received a final approval for separation from the government in November 2004. On December 10, 2004, UFJ Bank completed the transfer of the obligation and the related plan assets that belong to the substitutional portion to the government. In addition, during the year ended March 31, 2005, certain subsidiaries in Japan that had EPFs also completed the transfer of the liability and the related plan assets belonging to the substitutional portion to the government in compliance with the same procedure as did UFJ Bank. Certain other subsidiaries in Japan that have EPFs are currently in process of obtaining the approval from the government for the exemption from the benefit payments related to employee service of the substitutional portion and upon approval will transfer the obligation and the related plan assets relating to the substitutional portion to the government.

In accordance with the consensus on EITF Issue No.03-2, Accounting for the Transfer to Japanese Government of Substitutional Portion of Employee Pension Fund Liabilities (“EITF 03-2”), UFJ Holdings accounted for the process, upon completion of the transfer of the plan assets to the government, as a single settlement transaction. During the year ended March 31, 2005, UFJ Bank and its subsidiary recognized a settlement loss of ¥42,230 million as part of net periodic pension costs, which is the proportionate amount of the net unrecognized loss immediately prior to the separation related to the entire EPF, and which is determined based on the proportion of the projected benefit obligation settled to the total projected benefit obligation immediately prior to the separation. UFJ Bank and its subsidiary also recognized, as a reduction of net periodic pension costs, a gain of ¥3,853 million which resulted from the derecognition of previously accrued salary progression. In addition, UFJ Bank and its subsidiary recognized a gain of ¥108,814 million which represented the difference between the obligation settled and the assets transferred to the government. The net gain of ¥70,436 million recognized in the transfer was offset by a contingent asset in the amount of ¥20,322 million, which was acquired in the business combination of a variable interest entity.

The components of net periodic benefit cost for the years ended March 31, 2004 and 2005 are as follows:

	2004	2005
	(in millions)
Service cost—benefits earned during the fiscal year	¥22,313	¥18,601
Interest costs on projected benefit obligation	18,988	22,108
Expected return on plan assets	(25,893)	(24,147)
Amortization of unrecognized prior service cost	(5,206)	(8,287)
Amortization of net actuarial loss	24,347	2,872

Net periodic benefit cost	¥34,549	¥11,147

UFJ HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The changes in projected benefit obligation and plan assets, funded status and composition of amounts recognized in the consolidated balance sheets at March 31, 2004 and 2005 for the lump-sum severance indemnity plans and the annuity plans are as follows:

	2004			2005
	Severance indemnities plans and non- contributory annuity plans	Contributory annuity plans	Total	Severance indemnities plans and non- contributory annuity plans	Contributory annuity plans	Total
	(in millions)
Change in benefit obligation:
Projected benefit obligation at beginning of fiscal year	¥109,193	¥991,325	¥1,100,518	¥95,571	¥809,473	¥905,044
Service cost	6,306	16,007	22,313	16,327	2,274	18,601
Interest cost	1,859	17,129	18,988	2,959	19,149	22,108
Plan participants’ contributions	—	366	366	—	263	263
Plan amendment	—	—	—	548,484	(548,484)	—
Projected benefit obligation settled due to the separation of substitutional portion	—	—	—	—	(252,328)	(252,328)
Acquisitions	—	—	—	4,351	43,720	48,071
Divestitures				(1,712)	(5,475)	(7,187)
Actuarial loss (gain)	(5,885)	(188,873)	(194,758)	26,093	57,326	83,419
Benefits paid	(15,902)	(26,481)	(42,383)	(34,430)	(4,369)	(38,799)

Projected benefit obligation at end of fiscal year	95,571	809,473	905,044	657,643	121,549	779,192

Change in plan assets:
Fair value of plan assets at beginning of fiscal year	66,460	671,600	738,060	112,308	908,437	1,020,745
Actual return on plan assets	40,851	129,128	169,979	30,107	30,985	61,092
Acquisitions	—	—	—	1,309	29,051	30,360
Divestitures	—	—	—	(526)	(2,982)	(3,508)
Employer contributions	20,899	133,824	154,723	32,509	6,584	39,093
Plan participants’ contributions	—	366	366	—	263	263
Plan amendment	—	—	—	574,496	(574,496)	—
Withdrawal of plan assets	—	—	—	(32,973)	(120,291)	(153,264)
Assets transferred to the government due to the separation of substitutional portion	—	—	—	—	(139,661)	(139,661)
Benefits paid	(15,902)	(26,481)	(42,383)	(34,430)	(4,369)	(38,799)

Fair value of plan assets at end of fiscal year	112,308	908,437	1,020,745	682,800	133,521	816,321

Funded status of the plan	16,737	98,964	115,701	25,157	11,972	37,129
Unrecognized net actuarial loss	10,488	101,430	111,918	92,500	6,565	99,065
Unrecognized prior service cost	9,147	(100,523)	(91,376)	(79,827)	(2,079)	(81,906)

Net pension asset amount recognized	¥36,372	¥99,871	¥136,243	¥37,830	¥16,458	¥54,288

Amounts recognized in the balance sheets:
Prepaid pension cost	¥50,876	¥104,067	¥154,943	¥70,919	¥18,064	¥88,983
Accrued pension liability	(14,504)	(6,954)	(21,458)	(33,089)	(4,535)	(37,624)
Accumulated other changes in equity from nonowner sources	—	2,758	2,758	—	2,929	2,929

Net pension asset amount recognized	¥36,372	¥99,871	¥136,243	¥37,830	¥16,458	¥54,288

Accumulated benefit obligation at end of fiscal year	¥74,225	¥784,303	¥858,528	¥625,745	¥106,887	¥732,632

UFJ HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

During the year ended March 31, 2005, certain pension obligations and assets under contributory annuity plans became severance indemnities plans and non-contributory annuity plans. As result, ¥548,484 million and ¥574,496 million of pension obligations and plan assets, respectively, were reclassified. The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for plans with benefit obligations in excess of plan assets are ¥25,193 million, ¥23,795 million and ¥2,758 million at March 31, 2004 and ¥25,911 million, ¥24,633 million and ¥2,929 million at March 31, 2005. The change in the amount included within Accumulated other changes in equity from nonowner sources for the period arising from the additional minimum pension liability recognized is a decrease of ¥307,092 million and an increase of ¥171 million for the years ended March 31, 2004 and 2005, respectively.

During the fiscal year ended March 31, 2004, the UFJ Group contributed marketable equity securities with fair value totaling ¥116,697 million to the pension trusts designated to pay annuity benefits and lump sum severance indemnities and recognized a gain of ¥40,204 million.

The UFJ Group expects to contribute approximately ¥38,208 million to severance indemnity plans and annuity plans during the year ending March 31, 2006.

Expected benefit payments for the next five fiscal years and in aggregate for the five fiscal years thereafter are as follows:

Total benefit payments
(in millions)
2006	¥30,354
2007	33,035
2008	35,562
2009	37,946
2010	39,992
from 2011 to 2015	206,136

Total	¥383,025

During the year ended March 31, 2004 and 2005, certain subsidiaries of UFJ Holdings instituted early retirement plans under which employees accepting early retirement were entitled to receive benefits in addition to regular retirement benefits. The expense recognized in connection with such additional benefits amounted to ¥10,734 million and ¥2,460 million for the years ended March 31, 2004 and 2005, respectively.

Weighted-average actuarial assumptions used to determine net periodic benefit cost for the years ended March 31, 2004 and 2005 and net obligations at March 31, 2004 and 2005 are as follows:

	2004	2005
Weighted-average assumptions used:
Discount rate in determining expense	1.74%	2.49%
Discount rate in determining benefit obligation	2.49	2.24
Rate of increase in future compensation level for determining expense	5.11	4.96
Rate of increase in future compensation level for determining benefit obligation	4.96	4.85
Expected rate of return on plan assets	2.57	2.85

The UFJ Group determines its assumptions for the expected rate of return on plan assets using a forward-looking building block approach. In the forward-looking building block approach, the rate of return for each

UFJ HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

component of the plan assets is derived using long-term historical performance and forward-looking return expectations based on future prospects of the economy and capital markets. The expected rate of return on plan assets is the average of the expected rates of return that is weighted by portfolio allocation.

The primary objective of the UFJ Group’s investment policy is to maximize return for an appropriate level of risk the UFJ Group can assume to ensure that, combined with the UFJ Group’s contributions, funds will be available to cover future benefit payments to the plan participants.

The plan assets are separately administered by each of UFJ Group’s subsidiaries. The asset allocations at March 31, 2004 and 2005 as well as the target asset allocations of UFJ Bank and UFJ Trust, the two largest subsidiaries of UFJ Group, are as follows.

The allocation of plan assets for UFJ Bank’s annuity plan at March 31, 2004 and 2005 is as follows:

Asset category	Assets ratio at March 31,
	2004	2005
Japanese equity securities	23.41%	29.03%
Japanese debt securities	28.86	34.51
Non-Japanese equity securities	14.51	20.28
Non-Japanese debt securities	8.14	10.97
Others	25.08	5.21

	100.00%	100.00%

In addition, UFJ Bank sponsors pension trusts designated to provide annuity benefits and lump sum severance indemnities to the plan participants, which almost entirely comprise Japanese equity securities.

At March 31, 2004, the plan assets belonging to the substitutional portion of the EPF sponsored by UFJ Bank are invested in low-risk short-term assets to avoid potential depreciation in value and incurrence of a loss at the time of the transfer to the government. In December 2004, UFJ Bank completed its transfer of the substitutional portion and reduced its investment in short-term assets accordingly.

In April 2004, UFJ Bank instituted a plan amendment to reduce benefit payments on the severance indemnity plan and the annuity plan. In June 2004, the trustee of the pension trusts approved a transfer of excess plan assets to UFJ Bank in the amount of ¥153,264 million comprising ¥144,983 million of equity securities and ¥8,281 million of cash.

Japanese equity securities include the UFJ Group’s common stock in the amounts of ¥782 million and ¥715 million at March 31, 2004 and 2005, respectively.

UFJ Bank’s target asset allocation at March 31, 2004 and 2005 is as follows:

Assets category	Assets ratio at March 31,
	2004	2005
Japanese equity securities	22.00%	28.00%
Japanese debt securities	30.00	39.00
Non-Japanese equity securities	15.00	19.00
Non-Japanese debt securities	8.00	11.00
Others	25.00	3.00

Total	100.00%	100.00%

UFJ HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The allocation of plan assets for UFJ Trust’s annuity plan at March 31, 2004 and 2005 is as follows:

Asset category	Assets ratio at March 31,
	2004	2005
Japanese equity securities	36.73%	30.78%
Japanese debt securities	36.30	33.97
Non-Japanese equity securities	19.58	21.36
Non-Japanese debt securities	5.22	9.05
Others	2.17	4.84

Total	100.00%	100.00%

Japanese equity securities include the UFJ Group’s common stock in the amounts of ¥67 million and ¥29 million at March 31, 2004 and 2005, respectively.

Similar to UFJ Bank, UFJ Trust sponsors pension trusts designated to provide annuity benefits and lump sum severance indemnities to the plans’ participants, which almost entirely comprise Japanese equity securities. In addition to the pension trusts, UFJ Trust sponsors a separate plan asset for the tax-qualified pension plan, which is held in the general account of life insurance companies.

UFJ Trust’s target asset allocation for at March 31, 2004 and 2005 is as follows:

Asset category	Assets ratio at March 31,
	2004	2005
Japanese equity securities	37.00%	33.00%
Japanese debt securities	36.00	35.00
Non-Japanese equity securities	20.00	22.00
Non-Japanese debt securities	5.00	9.00
Others	2.00	1.00

Total	100.00%	100.00%

UFJ HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

15.    OTHER ASSETS AND LIABILITIES

Major components of other assets and liabilities at March 31, 2004 and 2005 are as follows:

	2004	2005
	(in millions)
Other assets:
Investments in affiliated companies	¥267,404	¥184,667
Other real estate owned, net	3,610	2,629
Non-interest-earning deposits with the Special Fund and the New Fund	174,582	179,221
Prepaid pension cost (Note 14)	154,943	88,983
Deposits with exchanges	110,057	127,143
Lease deposits	97,410	95,888
Other	361,902	282,877

Total	¥1,169,908	¥961,408

Other liabilities:
Deferred tax liabilities (Note 8)	¥69,658	¥102,254
Allowance for credit losses on acceptances and off-balance sheet credit instruments	68,354	80,293
Accrued pension liability (Note 14)	21,458	37,624
Minority interest	841,775	1,078,365
Unearned income	194,160	217,016
Deferred gain of sale-leaseback transactions (Note 6)	—	49,487
Accrued and other liabilities	243,547	317,987
Guarantees and indemnifications	112,441	166,655

Total	¥1,551,393	¥2,049,681

Investments in affiliated companies are accounted for using the equity method. Among the investments are affiliated companies which are listed companies. The investment in such companies is carried at ¥49,616 million and ¥66,308 million, respectively, at March 31, 2004 and 2005. The corresponding aggregated market values for such listed affiliated companies are ¥62,138 million and ¥117,518 million as at March 31, 2004 and 2005, respectively.

At March 31, 2004 and 2005, the valuation allowance to reduce the carrying amounts of other real estate owned, which represents assets acquired through foreclosure, to their estimated fair value less estimated cost to sell is ¥1,272 million and ¥749 million, respectively. The valuation allowance decreased by ¥317 million and ¥523 million, respectively, during the fiscal years ended March 31, 2004 and 2005.

In 2002, UFJ Bank established UFJ Strategic Partner Co., Ltd. (“UFJ Strategic Partner”), a joint venture with Merrill Lynch to provide advisory services for formulating and implementing restructuring plans to UFJ Bank’s small- and medium-sized clients and to advise them on problem loans. UFJ Strategic Partner is a subsidiary of UFJ Bank. UFJ Strategic Partner has issued ¥120 billion in non-voting preferred stock to Merrill Lynch. UFJ Bank currently holds all the common shares and all the voting rights of UFJ Strategic Partner. Advisory services expenses of ¥48,600 million associated with this arrangement were recognized during the fiscal year ended March 31, 2005 and included in Accrued and other liabilities.

UFJ Group’s asset retirement obligations are associated with commitments to return property subject to operating leases to its original condition upon lease termination. The UFJ Group recognized additional asset

UFJ HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

retirement obligations of ¥3,820 million and accretion of ¥165 million during the year ended March 31, 2004. Additional asset retirement obligations of ¥6,988 million and accretion of ¥198 million were recognized during the year ended March 31, 2005. Accordingly, the asset retirement obligations outstanding at March 31, 2004 and 2005 were ¥23,753 million and ¥30,939 million, respectively and included in Accrued and other liabilities.

Capital Injection to UFJ Bank

On September 17, 2004, UFJ Bank issued ¥700 billion in preferred shares to Mitsubishi Tokyo Financial Group, Inc. (“MTFG”). The terms of the issue are as follows:

Name of Newly Issued Shares:	Class E Preferred Shares of Series 1 of UFJ Bank
Number of Shares to be Issued:	3,500,000,000 shares
Issue Price:	¥200 per share
Aggregate Issue Price:	¥700 billion
Payment Date:	September 17, 2004
Date of the Effect of the Newly Issued Shares:	September 18, 2004
Right to Convert into Class F Preferred Shares:

The Class E Preferred Shares Series 1 shareholders would, on or after the day following the payment date, have the right to convert one Class E Preferred Share Series 1 into one Class F Preferred Share, which has voting rights at a meeting of shareholders. MTFG has agreed not to exercise the conversion right unless among other things, any of the Conversion Triggering Events, as defined in the Basic Agreement of Recapitalization dated September 10, 2004, occurs. Such Conversion Triggering Events include the commencement of a tender offer or if any person comes to own more than one-third of UFJ Holdings’ shares. If all of the Class E Preferred Share Series 1 would have been converted to Class F Preferred Share Series, the Class F Preferred Share Series holders would have 43.2% of the outstanding voting shares of UFJ Bank, based on UFJ Bank’s issued and outstanding shares at March 31, 2005.

This amount is included within Minority interest at March 31, 2005.

Government-led Loan Restructuring Program

Under the legislation enacted by the Japanese Diet in June 1996, which incorporates the restructuring program for the loans of seven failed housing-loan companies (the “Jusen”), the Deposit Insurance Corporation (“DIC”) established the Housing Loan Corporation (“HLAC”) to collect and dispose of loans of the liquidated Jusen. In 1999, HLAC merged with the Resolution and Collection Bank Limited to create the Resolution and Collection Corporation (“RCC”), which is wholly owned by the DIC.

Financial institutions, including the UFJ Group, waived repayment of substantial amounts of loans to the Jusen and transferred the remaining balances to HLAC. Financial institutions were requested to make loans to HLAC to finance its collection activities, and in the fiscal year ended March 31, 1997, the UFJ Group made loans to HLAC of ¥295,626 million with an original maturity term of 15 years, which were included in the loan portfolio at March 31, 2004 and 2005. The 15-year term loans to HLAC, which are guaranteed by the DIC under the legislation and loan agreements, mature in 2011 and earn interest at TIBOR (Tokyo Interbank Offered Rate) plus 0.125%.

Under this restructuring program, a Financial Stabilization Fund (the “Special Fund”) was established within the DIC, and the Bank of Japan and other financial institutions established another fund (the “New Fund”). These funds are principally invested in Japanese government bonds. The UFJ Group made non-interest-earning deposits of ¥214,023 million with the Special Fund and the New Fund in the fiscal year ended March 31,

UFJ HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

1997. The deposit balances at March 31, 2004 and 2005, which are included in Other assets, are ¥174,582 million and ¥179,221 million, respectively, reflecting a present value discount and subsequent amortization of the discount during the period until the expected maturity date. The non-interest-earning deposits with these funds are expected to mature in 15 years from the deposit dates, which coincides with the planned operational lifespan of HLAC.

It is uncertain what losses (so-called “stage two loss”), if any, may ultimately be incurred by RCC through the collection of the Jusen loans during the 15-year term. If any such losses ultimately occur, the law concerning Reorganizing Specialized Housing Loan Companies (the “Jusen Law”) states that Japanese government can compensate for half of such losses, and the DIC can cover the remaining half of the losses. The investment income to be earned by the Special Fund and the New Fund during the 15 years is used by the DIC to compensate for a portion of the public funds used for the Jusen restructuring.

In addition, the Jusen Law states that the DIC can use funds held in the general account to eliminate the cumulative losses incurred at the Special Fund up to the amount prescribed in the Jusen Law. The DIC receives insurance premiums from insured banks at a specified percentage of their deposit balances and manages the insurance premiums in the general accounts. The utilization of funds managed in the general account will be determined by the Operating Committee at the DIC and approved by the Prime Minister and the Minister of Finance.

At this time management believes all loans and deposits will be collectible according to their respective terms.

16.    COMMON STOCK, PREFERRED STOCK AND CAPITAL SURPLUS

The change in the number of shares of common stock outstanding during the fiscal years ended March 31, 2004 and 2005 is as follows:

	2004	2005
	(number of shares)
Balance at beginning of fiscal year	5,036,314	5,093,408
Issuance of new shares of common stock upon conversion of shares of Class I, III and VI Preferred stock	57,094	71,885

Balance at end of fiscal year	5,093,408	5,165,293

Preferred stock issued and outstanding at March 31, 2004 and March 31, 2005 is as follows:

	Outstanding at March 31, 2003	Conversion to shares of common stock during the year	Outstanding at March 31, 2004	Conversion to shares of common stock during the year	Outstanding at March 31, 2005
	(number of shares)
Preferred stock
Class I	14,069	(527)	13,542	(6,999)	6,543
Class II	200,000	—	200,000	—	200,000
Class III	33,487	(16,498)	16,989	(16,989)	—
Class IV	150,000	—	150,000	—	150,000
Class V	150,000	—	150,000	—	150,000
Class VI	9,023	(8,015)	1,008	(1,000)	8
Class VII	200,000	—	200,000	—	200,000

Total	756,579	(25,040)	731,539	(24,988)	706,551

UFJ HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Par value at March 31, 2003	Conversion to shares of common stock during the year	Par value at March 31, 2004	Conversion to shares of common stock during the year	Par value at March 31, 2005
	(in millions)
Preferred stock
Class I	¥21,103	¥(790)	¥20,313	¥(10,499)	¥9,814
Class II	300,000	—	300,000	—	300,000
Class III	33,487	(16,498)	16,989	(16,989)	—
Class IV	150,000	—	150,000	—	150,000
Class V	150,000	—	150,000	—	150,000
Class VI	4,512	(4,008)	504	(500)	4
Class VII	100,000	—	100,000	—	100,000

Total	¥759,102	¥(21,296)	¥737,806	¥(27,988)	¥709,818

Shares of Preferred stock that are converted to shares of Common stock are cancelled and retired when converted; for Class I through VII Preferred stock the number of shares authorized and issued is equal to the number outstanding. UFJ Holdings is authorized to issue 700,000 shares each of Class VIII and IX Preferred stock, none of which have been issued.

	Cash dividends for the year ended March 31,
	2004	2005
	(in millions)
Preferred stock
Class I	¥264	¥508
Class II	1,590	3,180
Class III	1,151	1,168
Class IV	1,395	2,790
Class V	1,455	2,910
Class VI	24	5
Class VII	1,150	2,300

Total	¥7,029	¥12,861

The portion of proceeds from the sale of shares that is designated as capital stock is determined by resolution of the Board of Directors of UFJ Holdings; however, at least 50% of the issue price of newly issued shares is required to be designated as capital stock under the Japanese Commercial Code (the “Code”). Proceeds in excess of amounts designated as capital stock are designated as capital surplus.

Convertible preferred stock contains a beneficial conversion feature if the effective conversion price (either initially or after being reset) for a share of common stock upon conversion is less than the market price of a share of common stock when the preferred stock was issued. UFJ Holdings accounts for the beneficial conversion features of its preferred stock under the recognition and measurement principles of EITF Issue No. 98-5 “Accounting for Convertible Securities with Beneficial Conversions Features or Contingently Adjustable Conversion Ratios” and EITF Issue No. 00-27 “Application of EITF Issue No. 98-5 to Certain Convertible Instruments”.

Beneficial conversion feature discounts are measured as the excess of the market price of a share of common stock when the preferred stock is issued over the initial or reset preferred stock conversion price per

UFJ HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

share of common stock. Beneficial conversion feature discounts are charged to capital surplus when recognized and amortized to accumulated deficit, as non-cash preferred dividends using the effective yield method. Initial beneficial conversion feature discounts are amortized over the period from the issuance date of the preferred stock to the mandatory conversion date. Contingent beneficial conversion feature discounts are recognized when the reset conversion price is determinable and amortized over the period from the conversion price reset date to the mandatory conversion date. Any unamortized beneficial conversion feature discount remaining when preferred stock is converted at the option of the holder before the mandatory conversion date is immediately charged to accumulated deficit as a non-cash preferred dividend.

Significant terms of Preferred stock as of March 31, 2005 consisted of the following:

Class I Preferred stock

Class I preferred stockholders are entitled to receive annual non-cumulative dividends of ¥37,500 per share with priority over common stockholders, and a distribution of ¥3,000,000 per share upon the liquidation of UFJ Holdings.

Class I Preferred stock is convertible into fully paid shares of UFJ Holdings common stock at the election of holders from and including the day of establishment of UFJ Holdings to and including July 31, 2005, except during certain excluded periods, at an initial conversion price of ¥850,600 per share of common stock, subject to anti-dilution adjustments. The conversion price was subject to reset on August 1 of 2001, 2003 and 2004 to the average market price of the common stock for the 30 trading day period beginning 45 trading days prior to each reset date, if the average market price were less than the conversion price prior to the reset, but not less than ¥750,000 per share. All Class I Preferred stock outstanding on August 1, 2005 will be mandatorily converted into shares of common stock at a conversion ratio of ¥3,000,000 divided by the higher of (x) the average market price of the common stock for the 30 trading day period beginning 45 trading days prior to August 1, 2005 and (y) ¥750,000.

The conversion price for Class I Preferred stock was reset on August 1, 2001 to ¥750,000 per share of common stock, giving rise to an aggregate contingent beneficial conversion feature discount of ¥3,200 million, which was amortized through August 1, 2005. The remaining 528 shares of Class I Preferred stock outstanding on August 1, 2005 were mandatorily converted into common stock at a conversion ratio of 4.0 shares of common stock per preferred share.

Class II Preferred stock

Class II preferred stockholders are entitled to receive annual non-cumulative dividends of ¥15,900 per share with priority over common stockholders, and a distribution of ¥3,000,000 per share upon the liquidation of UFJ Holdings.

Class II Preferred stock is convertible into fully paid shares of UFJ Holdings common stock at the election of holders from and including July 1, 2001 to and including July 31, 2008, except during certain excluded periods, at an initial conversion price of ¥1,050,000 per share of common stock, subject to anti-dilution adjustments. The conversion price is subject to reset annually on August 1, from 2001 to 2007 to the average market price of the common stock for the 30 trading day period beginning 45 trading days prior to each reset date, multiplied by 1.025, but not less than ¥1,050,000 per share. All Class II Preferred stock outstanding on August 1, 2008 will be mandatorily converted into shares of common stock at a conversion ratio of ¥3,000,000 divided by the higher of (x) the average market price of the common stock for the 30 trading day period beginning 45 trading days prior to August 1, 2008 and (y) ¥750,000.

UFJ HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Class III Preferred stock

Class III preferred stockholders are entitled to receive annual non-cumulative dividends of ¥68,750 per share with priority over common stockholders, and a distribution of ¥2,000,000 per share upon the liquidation of UFJ Holdings.

Class III Preferred stock is convertible into fully paid shares of UFJ Holdings common stock at the election of holders from and including the day of establishment of UFJ Holdings to and including September 30, 2004, except during certain excluded periods, at an initial conversion ratio of 0.888 share of common stock per share of preferred stock, subject to anti-dilution adjustments. The conversion ratio was subject to reset on October 5 of 2001, 2002 and 2003 to ¥2,000,000 divided by the average market price of the common stock for the 30 trading day period beginning 45 trading days prior to each reset date, but not less than 0.888 or more than 2.480. The remaining 12,237 shares of Class III Preferred stock outstanding on October 1, 2004 were mandatorily converted into common stock at a conversion ratio of 2.480 shares of common stock per preferred share.

Class IV Preferred stock

Class IV preferred stockholders are entitled to receive annual non-cumulative dividends of ¥18,600 per share with priority over common stockholders, and a distribution of ¥2,000,000 per share upon the liquidation of UFJ Holdings.

Class IV Preferred stock is convertible into fully paid shares of UFJ Holdings common stock at the election of holders from and including July 1, 2002 to and including March 30, 2009, except during certain excluded periods, at an initial conversion ratio of 2.202 shares of common stock per preferred stock, subject to anti-dilution adjustments. The conversion ratio is subject to reset annually on October 5 from 2002 to 2008 to ¥2,000,000 divided by the average market price of the common stock for the 30 trading day period beginning 45 trading days prior to each reset date multiplied by 1.035, but not more than 3.543. All Class IV Preferred stock outstanding on March 31, 2009 will be mandatorily converted into common stock at a conversion ratio of ¥2,000,000 divided by the higher of (x) the average market price of the common stock for the 30 trading day period beginning 45 trading days prior to March 31, 2009 and (y) ¥564,500.

The conversion ratio for the Class IV Preferred stock was reset on October 5, 2002 to 3.543 shares of common stock per share of preferred stock, giving rise to an aggregate contingent beneficial conversion feature discount of ¥88,246 million, which is being amortized through March 31, 2009.

Class V Preferred stock

Class V preferred stockholders are entitled to receive annual non-cumulative dividends of ¥19,400 per share with priority over common stockholders, and a distribution of ¥2,000,000 per share upon the liquidation of UFJ Holdings.

Class V Preferred stock is convertible into fully paid shares of UFJ Holdings common stock at the election of holders from and including July 1, 2003 to and including March 30, 2009, except during certain excluded periods, at an initial conversion ratio of 2.202 shares of common stock per share of preferred stock, subject to anti-dilution adjustments. The conversion ratio is subject to reset annually on October 5 from 2003 to 2008 to ¥2,000,000 divided by the average market price of the common stock for the 30 trading day period beginning 45 trading days prior to each reset date multiplied by 1.035, but not more than 3.543. All Class V Preferred stock outstanding on March 31, 2009 will be mandatorily converted into common stock at a conversion ratio of ¥2,000,000 divided by the higher of (x) the average market price of the common stock for the 30 trading day period beginning 45 trading days prior to March 31, 2009 and (y) ¥564,500.

UFJ HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The conversion ratio for the Class V Preferred stock was reset on October 5, 2003 to 3.543 shares of common stock per share of preferred stock, giving rise to an aggregate contingent beneficial conversion feature discount of ¥89,434 million, which is being amortized through March 31, 2009.

Class VI Preferred stock

Class VI preferred stockholders are entitled to receive annual non-cumulative dividends of ¥5,300 per share with priority over common stockholders, and a distribution of ¥1,000,000 per share upon the liquidation of UFJ Holdings.

Class VI Preferred stock is convertible into fully paid shares of UFJ Holdings common stock at the election of holders from and including the day of establishment of UFJ Holdings to and including July 31, 2014, except during certain excluded periods, at an initial conversion price of ¥710,900 per share of common stock, subject to anti-dilution adjustments. The conversion price was subject to reset annually on August 1 from 2001 to 2013 to the average market price of the common stock for the 30 trading day period beginning 45 trading days prior to each reset date, if the average market price were less than the conversion price prior to the reset, but not less than ¥569,600 per share. All Class VI Preferred stock outstanding on August 1, 2014 will be mandatorily converted into shares of common stock at a conversion ratio of ¥1,000,000 divided by the higher of (x) the average market price of the common stock for the 30 trading day period beginning 45 trading days prior to August 1, 2014 and (y) ¥497,600.

The conversion ratio for the Class VI Preferred stock was reset on August 1, 2001 to 1.5408 shares of common stock per share of preferred stock, giving rise to a contingent beneficial conversion feature discount of ¥5,755 million, which is being amortized to August 1, 2014. The conversion ratio for Class VI Preferred stock was further reset on August 1, 2002 to 1.7556 shares of common stock per share of preferred stock, giving rise to an additional contingent beneficial conversion feature discount of ¥12,389 million, which is being amortized through August 1, 2014.

Class VII Preferred stock

Class VII preferred stockholders are entitled to receive annual non-cumulative dividends of ¥11,500 per share with priority over common stockholders, and a distribution of ¥1,000,000 per share upon the liquidation of UFJ Holdings.

Class VII Preferred stock is convertible into fully paid shares of UFJ Holdings common stock at the election of holders from and including the day of establishment of UFJ Holdings to and including July 31, 2009, except during certain excluded periods, at an initial conversion price of ¥704,300 per share of common stock, subject to anti-dilution adjustments. The conversion price was subject to reset annually on June 30 from 2001 to 2008 to the average market price of the common stock for the 30 trading day period beginning 45 trading days prior to each reset date, if the average market price were less than the conversion price prior to the reset, but not less than ¥493,500 per share. All Class VII Preferred stock outstanding on August 1, 2009 will be mandatorily converted into shares of common stock at a conversion ratio of ¥1,000,000 divided by the higher of (x) the average market price of the common stock for the 30 trading day period beginning 45 trading days prior to August 1, 2009 and (y) ¥493,000.

UFJ HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The change in the unamortized discount arising from beneficial conversion features of the Preferred stock during the fiscal years ended March 31, 2004 and 2005 is as follows:

	Class I	Class IV	Class V	Class VI	Total
	(in millions)
Balance at March 31, 2003	¥528	¥82,495	¥—	¥1,894	¥84,917
Addition on conversion price/ratio reset	—	—	89,434	—	89,434
Amortization to accumulated deficit	(225)	(11,975)	(6,886)	(18)	(19,104)
Charged to accumulated deficit on conversion of Preferred stock	(12)	—	—	(1,683)	(1,695)

Balance at March 31, 2004	291	70,520	82,548	193	153,552
Addition on conversion price/ratio reset	—	—	—	—	—
Amortization to accumulated deficit	(218)	(12,634)	(14,456)	(0)	(27,308)
Charged to accumulated deficit on conversion of Preferred stock	(38)	—	—	(192)	(230)

Balance at March 31, 2005	¥35	¥57,886	¥68,092	¥1	¥126,014

The Code permits, upon approval of the Board of Directors, the transfer of amounts from the legal capital surplus to the capital stock account.

The Code, as amended effective on October 1, 2001, permits Japanese companies to effect purchases of their own stock pursuant to a resolution by the stockholders at an annual general meeting until the conclusion of the following ordinary general meeting of stockholders, and to hold such stock as its treasury stock indefinitely regardless of purpose. However, the Code requires the amount of treasury stock purchased be within the amount of retained earnings available for dividends. Disposition of treasury stock is subject to the approval of the Board of Directors and is to follow the procedures similar to a public offering of stock for subscription. Prior to October 1, 2001 in principle, reacquisition of treasury stock was prohibited with the exception of reacquisition for retirement and certain limited purposes, as specified by the Code. Any treasury stock were required to be disposed of in the near term.

17.    ACCUMULATED DEFICIT, LEGAL RESERVE AND DIVIDENDS

In addition to the Code, Japanese banks, including UFJ Bank and UFJ Trust, are required to comply with the Banking Law of Japan (the “Banking Law”).

Legal Reserve Set Aside as Appropriation of Retained Earnings and Legal Capital Surplus

Under the Code

The Code as applicable to UFJ Holdings provides that an amount at least equal to 10% of the aggregate amount of cash dividends and certain appropriations of retained earnings associated with cash outlays applicable to each period shall be appropriated and set aside as a legal reserve until the aggregate amount of legal reserve set aside as appropriation of retained earnings and the legal capital surplus equals 25% of stated capital (prior to October 1, 2001, 25% of common stock) as defined in the Code.

Under the Banking Law

The Banking Law as applicable to UFJ Bank and UFJ Trust provides that an amount at least equal to 20% of the aggregate amount of cash dividends and certain appropriations of retained earnings associated with cash outlays applicable to each fiscal period shall be appropriated and set aside as a legal reserve until the aggregate amount of legal reserve set aside as appropriation of retained earnings and the legal capital surplus equals 100% of stated capital as defined in the Code.

UFJ HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Transfer of the Legal Reserve

Under the Code

Japanese companies, including UFJ Holdings, are permitted, pursuant to a resolution by the stockholders at a general meeting, to make amounts from the legal reserve set aside as appropriation of retained earnings and legal capital surplus available for dividends as long as the aggregate amount of the legal reserve and legal capital surplus equals at least 25% of stated capital as defined in the Code.

Under the Banking Law

Japanese banks, including UFJ Bank and UFJ Trust, are permitted, pursuant to a resolution by the stockholders at a general meeting, to make amounts from the legal reserve set aside as appropriation of retained earnings and legal capital surplus available for dividends as long as the aggregate amount of the legal reserve and legal capital surplus after the dividend equals at least 100% of stated capital as defined in the Code.

The Code permits the transfer, upon approval of the stockholders, of a portion of unappropriated retained earnings available for dividends to stated capital as defined in the Code.

Retained Earnings and Dividends

Under the Code, the amounts available for dividends is based on the amount recorded in UFJ Holdings’ general books of account maintained in accordance with accounting principles generally accepted in Japan (“Japanese GAAP”). The US GAAP adjustments included in the accompanying consolidated financial statements but not recorded in UFJ Holdings’ general books of account under Japanese GAAP have no effect on the determination of retained earnings available for dividends under the Code. In addition to the provision that requires an appropriation for legal reserve as described above, the Code and the Banking Law impose certain limitations on the amount available for dividends. Under the Banking Law, UFJ Holding, UFJ Bank and UFJ Trust have to meet minimum capital adequacy requirements. Distributions of retained earnings of UFJ Holdings and UFJ Bank, which would otherwise be distributable to stockholders, are restricted in order to maintain the minimum 4.0% Tier I capital for capital adequacy purposes. For UFJ Trust, which is not engaged in international operations conducted by foreign offices, distributions of retained earnings are restricted in order to maintain the minimum 2.0% Tier I capital for capital adequacy purposes.

UFJ Holdings was established on April 2, 2001 with common stock of ¥135,000 million, Preferred stock of ¥865,000 million, legal capital surplus of ¥2,882,954 million and no retained earnings in accordance with the Code and Japanese GAAP.

UFJ Holdings’ has no amounts available for dividends at March 31, 2005, which are based on the amounts recorded in Japanese GAAP. UFJ Holdings’ amount available for dividends was ¥1,067,309 million at March 31, 2004.

Annual dividends, including those for Preferred stock, are approved by the stockholders at an annual general meeting held subsequent to the fiscal year to which the dividends are applicable. In addition, a semi-annual interim dividend payment may be made by resolution of the Board of Directors, subject to limitations imposed by the Code and the Banking Law.

In the accompanying consolidated statements of stockholders’ equity, dividends shown for each fiscal year represent dividends approved and paid during the fiscal year.

UFJ HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

18.    REGULATORY CAPITAL REQUIREMENTS

UFJ Holdings, UFJ Bank, UFJ Trust and various other bank subsidiaries are subject to various regulatory capital requirements promulgated by the regulatory authorities of the countries in which they operate. Failure to meet minimum capital requirements will initiate certain mandatory actions by regulators that, if undertaken, could have a direct material effect on UFJ Holdings’ consolidated financial statements.

In Japan, UFJ Holdings, UFJ Bank, and UFJ Trust are subject to regulatory capital requirements administered by the Financial Services Agency (“FSA”) in accordance with the provisions of the Banking Law and related regulations. A banking institution is subject to the minimum capital adequacy requirements both on a consolidated basis and a stand-alone basis and is required to maintain the minimum capital irrespective of whether it operates independently or as a subsidiary under the control of another company. When a bank holding company manages operations of its banking subsidiaries, it is required to maintain the minimum capital adequacy ratio on a consolidated basis in the same manner as its subsidiary banks. The FSA provides two sets of capital adequacy guidelines. One is a set of guidelines applicable to Japanese banks and bank holding companies with foreign offices conducting international operations, and the other is applicable to Japanese banks and bank holding companies that are not engaged in international operations.

Under the capital adequacy guidelines applicable to a Japanese banking institution with international operations conducted by foreign offices, the minimum target capital ratio of 8.0% is required. The capital adequacy guidelines adopt the approach of risk-weighted capital measure based on the framework developed and proposed by the Basel Committee on Banking Supervision of the Bank for International Settlements and involve quantitative credit measures of the assets and certain off-balance sheet items as calculated under Japanese GAAP. The UFJ Group’s proprietary assets do not include trust assets under management and administration in a capacity of agent or fiduciary and, accordingly trust account assets are generally not included in the capital measure. However, if trust principal is guaranteed, trust assets are counted the same as proprietary assets. Also, a banking institution engaged in certain qualified trading activities, as defined, is required to calculate an additional capital charge for market risk using either the institution’s own internal risk measurement model or a standardized process proposed and defined by the Bank for International Settlements. Capital is classified into three tiers, referred to as Tier I, Tier II and Tier III. Tier I generally consists of shareholders’ equity (including common stock, preferred stock, capital surplus, minority interests and retained earnings) less any recorded goodwill. Tier II generally consists of general reserves for credit losses up to 1.25% of risk-weighted assets, 45% of the unrealized gains on available for sale investment securities, 45% of the land revaluation excess, the balance of perpetual subordinated debt and the balance of subordinated term debt with an original maturity of over five years subject to some limitations, up to 50% of Tier I capital. Preferred shares are includable in Tier I capital unless the preferred shares have a fixed maturity, in which case, such preferred shares will be components of Tier II capital. Tier III capital generally consists of short-term subordinated debt with an original maturity of at least two years, subject to certain limitations. At least 50% of the minimum capital requirements must be maintained in the form of Tier I capital.

If a banking institution is not engaged in international operations conducted by foreign offices, it is subject to the other set of capital adequacy requirements with a minimum target capital ratio of 4.0%. Such guidelines incorporate measures of risk under the risk-weighted approach similar to the guidelines applicable to banking institutions with international operations. Qualifying capital is classified into Tier I and Tier II capital. Tier II does not include the unrealized gains on available for sale investment securities and also the general reserves for credit losses includable is limited to 0.625% of risk weighted assets.

The Banking Law and related regulations require that one of three categories be assigned to banks and bank holding companies, based on its risk-adjusted capital adequacy ratio if the bank fails to meet the minimum target capital adequacy ratio. These categories indicate capital deterioration, which may be subject to certain prompt corrective action by the FSA.

UFJ HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

UFJ Holdings and UFJ Bank have international operations conducted by foreign offices, as defined, and are subject to the 8.0% capital adequacy requirement. UFJ Trust is not engaged in international operations conducted by foreign offices and is subject to the 4.0% capital adequacy requirement. For the purpose of calculating the additional charge for market risk, UFJ Holdings and UFJ Bank have adopted the internal risk measurement model approach for general market risk calculations.

The risk-adjusted capital amounts and ratios of UFJ Holdings, UFJ Bank and UFJ Trust presented in the following table are based on amounts calculated in accordance with Japanese GAAP as required by the FSA.

	Actual		Minimum for capital adequacy purposes
	Amount	Ratio	Amount	Ratio
	(in millions, except percentages) (unaudited)
Consolidated:
At March 31, 2004:
Total capital (to risk-weighted assets):
UFJ Holdings	¥4,268,617	9.24%	¥3,694,879	8.00%
UFJ Bank	3,500,367	8.36	3,347,998	8.00
UFJ Trust	507,171	12.34	164,393	4.00
Tier I capital (to risk-weighted assets):
UFJ Holdings	2,175,269	4.70	1,847,440	4.00
UFJ Bank	1,789,047	4.27	1,673,999	4.00
UFJ Trust	361,038	8.78	82,197	2.00
Stand-alone:
At March 31, 2004:
Total capital (to risk-weighted assets):
UFJ Bank	¥3,379,780	8.43%	¥3,203,802	8.00%
UFJ Trust	518,951	12.82	161,918	4.00
Tier I capital (to risk-weighted assets):
UFJ Bank	1,761,589	4.39	1,601,901	4.00
UFJ Trust	382,420	9.44	80,959	2.00
Consolidated:
At March 31, 2005:
Total capital (to risk-weighted assets):
UFJ Holdings	¥4,513,179	10.39%	¥3,472,480	8.00%
UFJ Bank	4,161,508	10.48	3,174,405	8.00
UFJ Trust	363,971	11.93	122,033	4.00
Tier I capital (to risk-weighted assets):
UFJ Holdings	2,313,455	5.32	1,736,240	4.00
UFJ Bank	2,124,041	5.35	1,587,202	4.00
UFJ Trust	309,323	10.13	61,017	2.00
Stand-alone:
At March 31, 2005:
Total capital (to risk-weighted assets):
UFJ Bank	¥3,940,942	10.48%	¥3,007,125	8.00%
UFJ Trust	364,855	12.21	119,440	4.00
Tier I capital (to risk-weighted assets):
UFJ Bank	2,040,795	5.42	1,503,562	4.00
UFJ Trust	319,590	10.70	59,720	2.00

UFJ HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Under the Securities and Exchange Law, securities companies in Japan are subject to the capital adequacy rules of the FSA. These rules require the maintenance of a capital adequacy ratio, which is defined as the ratio of adjusted capital to a quantified total of business risk, of not less than 120%. Adjusted capital is defined as net worth (which includes shareholders’ equity, net unrealized gains and losses on securities held, reserves and subordinated debts) less illiquid assets. The business risks are divided into three categories: (1) market risks, (2) counterparty risks and (3) basic risks. Under this rule, there are no restrictions on the operations of the companies provided that the resulting net capital adequacy ratio exceeds 120%. At March 31, 2004 and 2005, the capital adequacy ratio of the UFJ Group exceeded 120%.

Management believes, at March 31, 2005, that UFJ Holdings, UFJ Bank, UFJ Trust, other bank subsidiaries and regulated securities subsidiaries meet all capital adequacy requirements to which they are subject.

UFJ HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

19.    EARNINGS PER COMMON SHARE

Reconciliations of net income and weighted average number of shares of common stock outstanding used for the computation of basic earnings per common share to the adjusted amounts for the computation of diluted earnings per common share for the fiscal years ended March 31, 2004 and 2005 are as follows:

	2004	2005
	(in millions)
Income (Numerator):
Income before cumulative effect of change in accounting principle	¥610,688	¥715,824
Cumulative effect of change in accounting principle, net of taxes	(2,959)	2,942

Net income	607,729	718,766
Income allocable to preferred stockholders:
Dividends on preferred stock	(7,029)	(12,861)
Beneficial conversion feature	(20,799)	(27,538)

Income available to common stockholders for basic earnings per share	579,901	678,367
Add back income allocable to holders of convertible preferred stock, if the convertible preferred stock is dilutive
Dividends on preferred stock	7,005	12,856
Beneficial conversion feature	19,098	27,345

Income available to common stockholders for diluted earnings per share	¥606,004	¥718,568

	2004	2005
	(in thousands of shares)
Shares (Denominator):
Weighted average common stock outstanding	5,058	5,110
Add common stock obtainable on conversion of convertible preferred stock, if the convertible preferred stock is dilutive	1,957	2,105

Weighted average common stock for diluted computation	7,015	7,215

	2004	2005
	(in Yen)
Earnings per common share:
Basic earnings per common share:
Income available to common stockholders before cumulative effect of change in accounting principle	¥115,227	¥132,172
Cumulative effect of change in accounting principle, net of taxes	(585)	576

Net income available to common stockholders	¥114,642	¥132,748

Diluted earnings per common share:
Income available to common stockholders before cumulative effect of change in accounting principle	¥86,803	¥99,191
Cumulative effect of change in accounting principle, net of taxes	(421)	408

Net income available to common stockholders	¥86,382	¥99,599

For the fiscal years ended March 31, 2004 and 2005, Class I to V and VII Preferred Stock are included in the computation of diluted earnings per common share. Class VI Preferred Stock is not included in the computation of diluted earnings per common share due to its antidilutive effects.

UFJ HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

20.    DERIVATIVE FINANCIAL INSTRUMENTS

The UFJ Group uses various derivative financial instruments both for trading purposes and for risk management purposes in the normal course of business to meet the financial needs of its customers, as a source of revenue and to manage its exposure to a variety of risks. The UFJ Group is a party to derivatives, including swaps, forwards, options and other types of derivatives, dealing primarily with market risk associated with interest rate, foreign currency, equity and commodity prices and credit risk.

Market risk is the possibility that future changes in market prices make a financial instrument less valuable. Credit risk is the possibility that a loss may result from a counterparty’s failure to perform according to the terms and conditions of a contract, which may exceed the value of underlying collateral. To reduce credit risk, the UFJ Group may require collateral or guarantees based on a case-by-case assessment of creditworthiness of each customer and evaluation of the instrument. The UFJ Group also uses master netting agreements in order to mitigate overall counterparty credit risk.

Trading Activities

The UFJ Group’s trading activities include dealing and other activities measured at fair value with gains and losses recognized currently in earnings. As part of its trading activities, the UFJ Group offers a variety of derivative financial instruments and debt instruments for managing interest rate and foreign exchange risk to its domestic and foreign corporate and financial institution customers. The UFJ Group also enters into other types of derivative transactions, including equity- and credit-related contracts, for its own account.

Risk Management Activities

In the normal course of business, the UFJ Group enters into derivatives, including interest rate and foreign exchange contracts to help its customers manage their risk exposures. The UFJ Group also uses derivative instruments for its own trading accounts and to manage its asset and liability exposures related to interest rate and foreign exchange risks.

The UFJ Group uses interest rate derivatives, including non-leveraged generic interest rate and basis swaps, options and futures, principally to manage exposures to fluctuations in fair value due to interest rate risk. Pay-fixed receive-variable interest rate swap contracts are used to convert fixed rate assets, principally loans and investment securities, into synthetic variable rate instruments. Receive-fixed pay-variable interest rate swaps contracts are used to convert fixed rate funding sources, principally deposit liabilities and debt, into synthetic variable rate funding instruments.

The UFJ Group uses exchange rate derivatives, including cross-currency swaps and forward exchange contracts, principally to manage exposures to fluctuations in fair value due to foreign exchange risks. Cross-currency interest rate swaps are contracts that generally involve the exchange of both interest and principal amounts in two different currencies to manage exposures to fluctuations in fair value due to foreign exchange risks.

Derivative instruments may expose the UFJ Group to market risk or credit risk in excess of the amounts recorded on the balance sheets. Market risk arises due to market price, interest rate and foreign exchange rate fluctuations that may result in a decrease in the market value of a financial instrument and/or an increase in its funding cost. Exposure to market risk is managed through position limits and other controls and by entering into hedging transactions. Credit risk is the possibility that losses may occur from counterparty’s failure to perform according to the terms of the contract, when the value of collateral held, if any, is not adequate to cover such

UFJ HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

losses. Credit risk is controlled through credit approvals, limits and monitoring procedures based on the same credit policies used for on-balance-sheet instruments. Generally, collateral or other security is not required. The amount of collateral obtained, if any, is based on the nature of the financial instrument and management’s credit evaluation of each counterparty.

Derivatives are used for asset and liability management to manage exposures to fluctuations in interest and foreign exchange rates arising from mismatches of asset and liability positions, however the UFJ Group has not adopted hedge accounting for these derivatives. Accordingly, all derivatives used for risk management purposes are marked to market through the statement of income.

Embedded Derivatives

Derivative features embedded in other non-derivative host contracts are separated from the host contracts and measured at fair value when they are not clearly and closely related to the host contract and meet the definition of a derivative. The change in the fair value of such an embedded derivative is recognized currently in earnings. The carrying amount is reported on the consolidated balance sheets with the host contract. The UFJ Group accounts for credit-linked notes as host contracts with embedded derivatives and measures the entire contracts at fair value.

21.    OBLIGATIONS UNDER GUARANTEES AND OTHER OFF-BALANCE SHEET INSTRUMENTS

Obligations Under Guarantees

The UFJ Group provides customers with a variety of guarantees and similar arrangements, including standby letters of credit, financial and performance guarantees, credit protections, liquidity facilities, other off-balance sheet credit-related supports and similar instruments, in order to meet customers’ financial and business needs. The table below summarizes the contractual or notional amounts with regard to obligations under guarantees and similar arrangements at March 31, 2004 and 2005. The contractual or notional amounts of these instruments represent the maximum potential amounts of future payments without consideration of possible recoveries under recourse provisions or from collateral held or pledged.

For certain types of derivatives, such as written interest rate options and written currency options, the maximum potential future payments are unlimited. Accordingly, it is impracticable to estimate such maximum potential amount of future payments. As such, the notional amounts of the related contracts, other than the maximum potential payments, are included in the table.

UFJ HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The UFJ Group mitigates credit risk exposure resulting from guarantees by utilizing various techniques, including collateralization in the form of cash, securities, and real properties based on management’s credit assessment of the guaranteed parties and the related credit profile. In order to manage credit risk exposure, the UFJ Group also enters into sub-participation contracts with third parties who will fund a portion of the credit facility and bear their share of the loss to be incurred in the event that the borrower fails to fulfill its obligations. The following table includes unfunded commitments of ¥18 billion and ¥12 billion, at March 31, 2004 and 2005, respectively, that are participated out to third parties. Contractual or notional amounts summarized in the following table may not necessarily bear a direct relationship to the future actual credit exposure, primarily because of these risk management techniques.

At March 31, 2004	Maximum potential/ Contractual or Notional amount	Amount by expiration period
		Less than 1 year	1-2 years	2-3 years	3-5 years	Over 5 years
	(in billions)
Standby letters of credit and financial guarantees	¥1,388	¥605	¥236	¥240	¥22	¥285
Performance guarantees	268	168	57	27	14	2
Liquidity facilities	82	57	—	—	25	—
Derivative instruments	14	1	—	—	13	—
Guarantees for the repayment of trust principal	2,379	1,205	721	180	267	6
Liabilities of trust accounts	1,310	949	5	1	34	321

Total	¥5,441	¥2,985	¥1,019	¥448	¥375	¥614

At March 31, 2005	Maximum potential/ Contractual or Notional amount	Amount by expiration period
		Less than 1 year	1-2 years	2-3 years	3-5 years	Over 5 years
	(in billions)
Standby letters of credit and financial guarantees	¥4,604	¥1,587	¥468	¥326	¥622	¥1,601
Performance guarantees	257	181	19	27	15	15
Liquidity facilities	64	28	—	—	36	—
Derivative instruments	319	311	—	3	5	—
Guarantees for the repayment of trust principal	1,685	907	520	138	116	4
Liabilities of trust accounts	1,245	877	0	4	33	331

Total	¥8,174	¥3,891	¥1,007	¥498	¥827	¥1,951

Nature of guarantee contracts

Standby letters of credit and financial guarantees generally include an obligation of an issuer or a designated third party to guarantee the performance of the customer to the beneficiary under the terms of contracts such as lending contracts and other similar financial transactions. The UFJ Group is required to make payments to the guaranteed parties in the event that customers fail to fulfill their obligations under such contracts.

Performance guarantees are contracts that contingently require the UFJ Group to make payments to the guaranteed party based on another party’s failure to perform under an obligating agreement, except financial obligation. For example, performance guarantees include guarantees of completion of construction or service projects.

UFJ HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Liquidity facilities may include a provision of guarantees of collection of contractual cash flows under an asset securitization structure, involving variable interest entities. Such guarantee provisions protect the beneficiaries of asset securitizations from negative returns relating to shortfalls of cash collections on underlying assets held by the securitization vehicle. See Note 22 for additional information on the UFJ Group’s operations regarding variable interest entities.

Derivative instruments that are deemed to be included within the definition of guarantees as prescribed in FASB Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” (“FIN 45”), include certain written options and credit default swaps. In order for the UFJ Group to determine if those derivative instruments meet the definition of guarantees as prescribed in FIN 45, the UFJ Group applies criteria of whether a derivative contract specifies an underlying in which adverse changes could result in losses on a counterparty’s assets, liabilities or capital and the counterparty could cover those losses with proceeds from the derivative contract. Accordingly, the UFJ Group has disclosed information on such identified credit default swaps and certain written options that meet the definition of guarantees as prescribed in FIN 45.

Guarantees for the repayment of trust principal include guarantees that the UFJ Group provides for the repayment of principal of certain types of trust products, including certain jointly operated designated money in trusts and loan trusts. The UFJ Group manages and administers trust assets in a capacity of agent or fiduciary on behalf of its customers and trust assets are segregated from the assets of the UFJ Group, which keeps records for the trust activities separately. The UFJ Group, in principle, does not assume any risks associated with the trust assets under management, however, as permitted by applicable laws, the UFJ Group may provide guarantees for the repayment of principal of such trust products. At March 31, 2004 and 2005, the contract amounts of such guarantees for repayment of trust principal were ¥2,379 billion and ¥1,685 billion, respectively. The accounting methods used for the segregated records of trust activities are different from financial accounting principles and practices. However, the UFJ Group follows an approach similar to those used for its own assets to identify an impairment of an asset included in trusts with guaranteed principal, with inherent variations peculiar to trust accounting. Amounts of loans deemed to be impaired are written off directly and are charged to the trust account earnings during the trust accounting period. Write-downs of securities are also directly charged to trust account earnings. The amounts of trust assets written-off in the segregated records were ¥10,868 million and ¥9,531 million, for the fiscal years ended March 31, 2004 and 2005, respectively. These amounts of write-offs were reflected in the segregated records as deductions before net fees earned by trust accounts for the accounting period. In addition, part of trust account fees are set aside as a reserve to absorb losses in the trust asset portfolios in the segregated records in accordance with relevant legislation concerning the trust business and/or trust agreements. Statutory reserves for loan trusts are established at a rate of 4.0% of the trust fees up to the amounts of 0.5% of the trust principal in accordance with the legislation. Reserves for jointly operated designated money in trusts are established at a rate of 0.3% of the balance of loans and other assets in the trust account in accordance with the related trust agreement. The amounts of such reserves set aside in the segregated records were ¥4,805 million and ¥3,472 million, at March 31, 2004 and 2005, respectively. The UFJ Group is required to provide an allowance for off-balance sheet instruments on such guarantees in the financial statements only when aggregate losses on trust assets are judged to exceed the reserve and the profit earned by the trust account, and the principal is deemed to be impaired. Management believes that the UFJ Group will not incur any significant losses on the guarantees.

Liabilities of trust accounts represent the trustee’s potential responsibility for temporary payments to creditors of trust accounts making use of funds of the UFJ Group, except for certain trust agreements that have provisions limiting the UFJ Group’s responsibility as a trustee to the trust account assets. A trust may incur external liabilities to finance its activities and obtain certain services during the terms of the trust arrangement. While, in principle, any liabilities of a trust are payable by the trust account and its beneficiaries, a trustee’s

UFJ HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

responsibility may be interpreted to encompass temporary payments for the trust account liabilities when the trust account has insufficient liquidity available for such liabilities. At March 31, 2004 and 2005, there were liabilities of ¥1,310 billion and ¥1,245 billion, respectively, in the segregated records of trust accounts including the amounts related to liabilities with provisions limiting trustee responsibility. Liabilities of trust accounts principally included obligations to return collateral under security lending transactions. The UFJ Group has experienced no significant losses on such responsibilities and its exposure to the risk associated with the temporary payments is judged to be remote because trust account liabilities are generally covered by the corresponding trust account assets; the UFJ Group continuously monitors the liabilities of trust accounts and assesses the trust account’s ability to perform its obligations to prevent any unfavorable outcomes; and the UFJ Group claims its recourse for any temporary payments against the trust account assets and the beneficiaries.

Carrying amount

At March 31, 2004 and 2005, the carrying amounts of the liabilities related to guarantees and similar instruments set forth above were ¥39,834 million and ¥151,973 million, respectively, which are included in Other liabilities and Trading account liabilities. In addition, Other liabilities also include an allowance for credit losses on off-balance sheet instruments of ¥67,752 million and ¥79,589 million at March 31, 2004 and 2005, respectively, related to these transactions.

Other Off-Balance Sheet Instruments

In addition to obligations under guarantees set forth above, the UFJ Group issues other off-balance sheet instruments for purposes other than trading. Such off-balance sheet instruments consist of lending-related commitments, including commitments to extend credit and commercial letters of credit that the UFJ Group provides to meet the financing needs of its customers. Once the UFJ Group issues these financial instruments, the UFJ Group is required to extend credit to or make certain payments to the customers or beneficiaries specified pursuant to the underlying contracts unless otherwise provided in the contracts. Since many of these commitments expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. At March 31, 2005, approximately 92% of these commitments will expire within one year, 7% from one year to five years and 1% after five years. The table below summarizes the contractual amounts of these commitments at March 31, 2004 and 2005.

	2004	2005
	(in billions)
Commitments to extend credit	¥20,552	¥20,656
Commercial letters of credit	196	231
Reverse repurchase and repurchase agreements	24	103
Commitments to make investments	9	9

Commitments to extend credit, which generally have fixed expiration dates or other termination clauses, are legally binding agreements to lend to customers. Commitments are different from guarantees in that the commitments are generally revocable or have provisions that enable the UFJ Group to avoid payments in the event of violations of any conditions of the contracts or certain deterioration of the potential borrowers’ financial condition.

Commercial letters of credit, used for facilitating trade transactions, are generally secured by underlying goods. The UFJ Group continually monitors the type and amount of collateral and other security, and requires counterparties to provide additional collateral or guarantees as necessary.

UFJ HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Reverse repurchase and repurchase transactions are collateralized financing agreements. In a sale of securities or other financial instruments with agreement to repurchase them, the UFJ Group sells securities or other financial instruments at a stated price to a counterparty and agrees to repurchase identical financial instruments from the same counterparty at a later date at a predetermined price which reflects the principal amount and interest. In a purchase of securities or other financial instruments with an agreement to resell them, the UFJ Group receives securities or other financial instruments for a stated price from a counterparty and agrees to sell identified financial instrument to the same counterparty at a later date at a predetermined price reflecting the principal amount and interest. When certain conditions specified in SFAS No. 140 are met, the UFJ Group accounts for reverse repurchase agreements as purchase of financial instruments with related off-balance sheet forward reverse repurchase commitments and repurchase agreements as sale of financial instruments with related forward repurchase agreements. The UFJ Group bears risk related to the forward reverse repurchase and repurchase commitments, including credit risk and market risk and accounts for such commitments as derivative financial instruments. The UFJ Group accounts for repurchase agreements as borrowings and retains the securities sold in the balance sheet, and accounts for reverse repurchase agreements as secured lending transactions.

Commitments to make investments are legally binding contracts to make additional contributions to corporate recovery or private equity investment funds in accordance with limited partnership agreements. Funds in which the UFJ Group has significant variable interest, are described in Note 22.

22.    VARIABLE INTEREST ENTITIES

The table below is a summary of the carrying amounts and classification of consolidated assets of variable interest entities that the UFJ Group consolidates under the provisions of FIN 46R as of March 31, 2005 and 2004. The table also summarizes the carrying amounts and classification of consolidated assets of variable interest entities that are consolidated as of March 31, 2004 under the existing standards prior to the adoption of FIN 46R as well as those that the UFJ Group became first involved with on or after February 1, 2003.

	2004	2005
	(in millions)
Cash	¥4,162	¥48,626
Trading accounts assets	—	39,535
Investments	83,280	32,563
Loans	2,166,114	3,087,045
Premises and equipment	—	66,952
Other assets	871	470,629

Total	¥2,254,427	¥3,745,350

The investors in the variable interest entities that are consolidated by the UFJ Group have recourse only to the assets of the variable interest entities and have no recourse to the general credit of the UFJ Group.

Of the ¥3,745,350 million of total assets of variable interest entities consolidated at March 31, 2005, ¥381,437 million relates to sales and securitization of the UFJ Group’s financial assets, ¥1,350,749 million relates to financing entities that purchase financial assets from or provide financing to UFJ Group’s customers, and ¥53,488 million for investment purposes and ¥1,959,676 million for certain borrowers of the UFJ Group.

Of the ¥2,254,427 million of total assets of variable interest entities consolidated at March 31, 2004, ¥647,285 million related to sales and securitization of the UFJ Group’s financial assets, ¥1,586,612 million related to financing entities that purchase financial assets from or provide financing to UFJ Group’s customers, and ¥20,530 million relate to transaction entered into for investment purposes.

UFJ HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The UFJ Group’s assets sold to the variable interest entities include corporate loans, housing loans and privately placed corporate bonds. Occasionally, these entities purchase loans originated by other financial institutions. In addition to subordinated loans to these entities, the UFJ Group provides liquidity facilities to some of the entities.

The assets held by the financing entities, which are primarily asset-backed commercial paper conduits, include corporate loans, receivables under lease contracts and security deposits. The UFJ Group provides loans as well as liquidity facilities to the entities.

The UFJ Group administers conduits that purchase financial assets from UFJ Group’s customers. Also, UFJ Group extends credits to certain entities that provide financing to the UFJ Group’s customers. These entities are typically funded by investments under partnership agreements from customers or by borrowings from the UFJ Group or third parties. In certain transactions in which the UFJ Group underwrites the instruments issued by the conduits, it provides interim funds until it finds third-party investors. In this type of arrangement, the owner of real estate properties receives financing from the entity that is secured by the property. The UFJ Group consolidates entities in which it participates in a majority of risks and rewards through the investment and financing including the interim funds.

The entities created for investment purposes involve entities that invest in Japanese government bonds and other investment securities using loans from the UFJ Group, or credit-linked loans from the UFJ Group that are referenced to credit risks of certain borrowers.

In March 2004, UFJ Bank purchased ¥200 billion of preferred stock issued by Nippon Shinpan, a large Japanese consumer credit company. UFJ holdings owned 10.0% of Nippon Shinpan’s common shares as of March 31, 2005. Nippon Shinpan has been treated as a subsidiary of UFJ Holdings since April 1, 2004 as Nippon Shinpan is deemed to be the variable interest entity to which UFJ Holdings is the primary beneficiary. On a consolidated basis, Nippon Shinpan had total assets of ¥1,664.7 billion as of March 31, 2005 and net income of ¥13.8 billion for the fiscal year ended March 31, 2005 under U.S. GAAP. The results of Nippon Shinpan are reflected predominantly in Interest income on loans, Fees and commission income and Non-interest expenses. For periods prior to April 1, 2004, Nippon Shinpan was an equity-method affiliate of UFJ Holdings.

In addition to Nippon Shinpan, upon adoption of FIN 46R, the UFJ Group concluded that certain borrowers are variable interest entities due to their insufficient equity at risk, requiring additional subordinated financial support to sustain their business. The UFJ Group is considered the primary beneficiary of these borrowers due to the exposure to a majority of the expected losses primarily through loans extended to these entities. The UFJ Group consolidated these borrowers for the first time beginning April 1, 2004 and recognized a cumulative effect of change in accounting principle, net of income taxes, of ¥2,942 million. These entities are primarily engaged in real estate business.

In addition to the variable interest entities that are consolidated, the UFJ Group has significant interests in other variable interest entities that are not consolidated because the UFJ Group is not primary beneficiary, as discussed below.

The UFJ Group administers several third-party owned finance companies, primarily commercial paper conduits, that purchase financial assets including loans as well as pools of trade or lease receivables from its customers. In addition, the UFJ Group provides funds to the financing companies administered by other financial institutions that purchase financial assets from their customers. Assets purchased by these conduits are generally funded by issuing commercial paper, or partly by borrowings from the UFJ Group or third parties. While customers generally continue to service the transferred assets, the UFJ Group or other financial institutions

UFJ HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

underwrites, distributes, makes a market in commercial paper issued by the conduits, and also provides liquidity and credit support facilities to the entities. The UFJ Group is not the primary beneficiary of these entities because it together with its related parties is not exposed to a majority of the expected losses due to the existence of third-party investments. At March 31, 2005 and 2004, the total assets of these entities amounts to ¥21,664,151 million and ¥13,559,240 million, respectively, and the UFJ Group is exposed to a maximum loss of ¥100,714 million and ¥48,822 million, respectively.

The UFJ Group holds investments in various investment funds that collectively invest in equity and debt securities including listed Japanese securities and investment grade bonds, and, to a limited extent, securities and other interests issued by companies in a start-up or restructuring stage. Such investment funds are managed by investment advisory companies or fund management companies that make investment decisions and administer the funds. Since the equity holders do not have the substantive decision-making power and they do not have kick-out rights on the investment manager, these investment funds are variable interest entities. At March 31, 2005 and 2004, these investment funds have total assets of ¥14,013,295 million and ¥9,930,938 million, respectively, and the UFJ Group is exposed to a maximum loss of ¥280,432 million and ¥243,503 million, respectively.

The UFJ Group extends non-recourse asset-backed loans to special purpose entities, which hold certain equipment, real estate assets or beneficial interests in real estate properties, to provide financing for the securitization of existing real estate properties held by the UFJ Group’s customers and development projects including real estate development and natural resource development managed by third parties, who are typically the equity owner of the special purpose entities. The UFJ Group generally acts as a member of a lending group, and is not exposed to a majority of the expected losses of these entities. At March 31, 2005 and 2004, these entities have total assets of ¥24,643,820 million and ¥17,518,342 million, respectively, and the UFJ Group is exposed to a maximum loss of ¥554,484 million and ¥414,731 million, respectively.

In addition to the above entities, the UFJ Group offers a variety of trust products and manages and administers a wide range of trust arrangements through securities investment trusts, pension trusts and trusts used in the securitization of assets originated by and transferred to third parties. In a typical trust arrangement, the UFJ Group manages and administers the assets on behalf of the customers in an agency, fiduciary and trust capacity. In principle, the UFJ Group does not assume risks associated with the entrusted assets, which are borne by the customers, although in limited cases the UFJ Group may assume risks through guarantees or certain protections as provided in the trust agreement.

Further, the UFJ Group extends credits, along with other financial institutions, to numerous financing entities that provide project financing or financing on an acquisition of an aircraft or large commercial vessel. The source of repayment by the entities is primarily the lease payments from the lessee. In this type of arrangement, the lessee generally assumes the risks and rewards of the entity. The UFJ Group extends loans based on the credit quality of the lessee, and does not participate in the economics of the assets being financed by the entities.

At March 31, 2005 and 2004, the UFJ Group had 11 wholly-owned financing vehicles that were formed to issue preferred securities to third-party investors.

At March 31, 2004, these financing vehicles were consolidated as UFJ Holdings’ subsidiaries under the existing standards that were effective before the adoption of FIN 46R. Common stock of and loans to the financing vehicles were eliminated in the consolidated balance sheet, and the preferred securities issued by the financing vehicles have been classified as minority interests. Upon adopting FIN 46R, UFJ Holdings deconsolidated the financing vehicles, and ¥1,226,106 million of subordinated debt the UFJ Group issued to the financing vehicles are reflected as long-term debt in the consolidated balance sheets at March 31, 2005. As of

UFJ HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

March 31, 2005, the carrying value of the UFJ Group’s common equity interests in the financing vehicles amounted to ¥97,335 million while the total assets of the financing vehicles amounted to ¥1,233,275 million.

In addition to those troubled borrowers the UFJ Group consolidated upon adoption of FIN 46R, the UFJ Group concluded that certain other troubled borrowers are variable interest entities due to their insufficient equity at risk, requiring additional subordinated financial support to sustain their businesses. The UFJ Group acts as one of the lenders providing loans to the entities, while holding equity investments through preferred shares as a result of debt-for-equity swaps as well as common shares that are not significant in terms of the aggregate capitalization of those entities. The UFJ Group is not considered as the primary beneficiary of any of these entities because it is not exposed to a majority of the expected losses as of the date FIN 46R requires the assessment. These entities include companies engaged in consumer financing, construction, retail and real estate businesses. Some of those entities have entered into assistance of the Industrial Revitalization Corporation of Japan (“IRCJ”) after October 2004. The IRCJ was created in 2003 by the Japanese government to assist troubled companies escape their debt burden. IRCJ assistance is not considered a legal reorganization. When a troubled company asks for IRCJ assistance, the IRCJ arbitrates the troubled company and lenders as well as other affected parties in developing a plan for rehabilitation and financial support, which may include loan forgiveness and debt-for-equity swap. At March 31, 2005, these troubled borrowers have total assets of ¥5,149,947 million and the UFJ Group is exposed to a maximum loss of ¥852,622 million.

23.    COMMITMENTS AND CONTINGENT LIABILITIES

The UFJ Group leases certain office space and equipment under noncancelable capital and operating leases expiring through fiscal year 2046.

Future minimum rental commitments for noncancelable capital and operating leases at March 31, 2005 are as follows:

	Capital leases	Operating leases
	(in millions)
Fiscal year ending March 31:
2006	¥19,714	¥10,334
2007	15,098	9,410
2008	9,025	9,205
2009	7,266	8,909
2010	3,971	8,246
2011 and thereafter	4,242	11,679

Total minimum lease payments	59,316	¥57,783

Amount representing interest	(4,364)

Present value of minimum lease payments	¥54,952

Total rental expense for the fiscal years ended March 31, 2004 and 2005 is ¥12,813 million and ¥10,309 million, respectively.

The UFJ Group is involved in various litigation matters. Management, based upon its current knowledge and results of consultation with counsel, makes an appropriate level of litigation reserve. Management believes that the amount of UFJ Group’s liabilities when ultimately determined will not have a material adverse effect on the UFJ Group’s results of operations, financial position and cash flows.

UFJ HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

24.    FEES AND COMMISSION INCOME

Details of fees and commissions income for the fiscal years ended March 31, 2004 and 2005 are as follows:

	2004	2005
	(in millions)
Trust fees	¥50,115	¥50,004
Fees on funds transfer and service charges for collections	80,673	82,289
Fees and commissions on international business	39,093	38,108
Fees and commissions on credit card business	33,632	86,195
Service charges on deposits	37,838	42,457
Fees and commissions on securities business	70,267	60,406
Fees and commissions on stock transfer agency services	30,173	34,737
Fees and commissions on guarantee business	12,683	54,116
Other fees and commissions	91,243	146,847

Total	¥445,717	¥595,159

Trust fees consist of fees earned primarily by fiduciary asset management and administration services for corporate pension plans, investment funds, etc. Fees on funds transfer and service charges for collection are earned by providing settlement services such as domestic fund remittances and domestic collection services. Fees and commissions on international business primarily consist of fees from international fund transfer and collection services, and trade-related financing services. Fees and commissions on credit card business are composed of interchange income, annual fees, and royalty and other service charges from franchisees. Service charges on deposits are fees charged for deposits such as checking account deposits. Fees and commissions on securities business primarily consist of investment banking services, including underwriting, brokerage and advisory services, and arrangement fees on securitizations. Fees and commission on guarantee business are fees charged for guarantees provided to the customers. Other fees and commissions include fees on lending business and other miscellaneous fees.

25.    BUSINESS SEGMENTS

The business segment information of UFJ Holdings and its subsidiaries, set forth below, is derived from the internal management reporting system used by management to measure performance of the business segments. Unlike financial accounting, there is no authoritative body of guidance for management accounting. The business segment information is based on financial information prepared in accordance with Japanese GAAP along with internal management accounting rules and practices. Accordingly, the format and information is presented primarily on the basis of Japanese GAAP and is not consistent with the consolidated financial statements prepared on the basis of US GAAP. A reconciliation is provided to the total amount of segments’ operating profits with income before income tax expense and cumulative effect of change in accounting principle under US GAAP.

See Note 26 for financial information relating to the UFJ Group’s operations by geographic area. The geographic financial information is consistent with the basis of accounting used in the accompanying consolidated financial statements.

UFJ HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

UFJ Holdings is organized into the following business segments:

•	The Retail Banking business unit provides banking products and services of UFJ Bank to individual customers in Japan.

•	The Corporate Banking business unit provides banking products and services of UFJ Bank to large corporations and small and medium-sized companies.

•	The Global Banking and Trading business unit provides banking services of UFJ Bank to large Japanese corporations on their overseas operations as well as non-Japanese corporations who do business on a global basis and conducts trading operations with markets and customers.

•	The Planning and Administration business unit includes UFJ Bank’s treasury services (asset and liability management, bond-related business) as well as the corporate advisory group and other indirect business of UFJ Bank.

•	The UFJ Trust business unit provides all operations of UFJ Trust including retail and corporate banking, trust services, stock transfer agency services, real estate services, asset securitization services, asset management services and custody operations.

•	The Other segment includes asset management services and the securities business which provides a broad range of retail and corporate securities services including retail brokerage, support for equity financing, securitization and mergers and acquisition advisory services.

The financial performance of UFJ Holdings’ major business units, derived from the internal management reporting system, are summarized below. Management does not use information on segments’ total assets to allocate resources and assess performance and has not prepared information on segment assets. Accordingly, business segment information on total assets is not available.

	UFJ Bank
	Retail Banking	Corporate Banking	Global Banking & Trading	Planning & Administration	UFJ Trust	Other	Total
	(in millions)
Fiscal year ended March 31, 2004:
Net revenue:
Net interest income	¥247,267	¥276,027	¥16,505	¥98,815	¥72,824	¥—	¥711,438
Net non-interest income	74,097	237,329	63,296	7,754	80,405	—	462,881
Other	(32,848)	1,158	104,895	85,458	10,141	—	168,804
Subsidiaries*	109,400	12,146	27,211	—	5,507	70,219	224,483

Total	397,916	526,660	211,907	192,027	168,877	70,219	1,567,606
Operating expenses	302,980	210,664	67,235	17,005	80,982	53,316	732,182

Operating profit	¥94,936	¥315,996	¥144,672	¥175,022	¥87,895	¥16,903	¥835,424

Fiscal year ended March 31, 2005:
Net revenue:
Net interest income	¥245,087	¥272,316	¥20,708	¥77,025	¥57,230	¥—	¥672,366
Net non-interest income	80,795	256,028	62,938	12,807	91,548	—	504,116
Other	(33,920)	2,914	85,129	47,688	8,361	—	110,172
Subsidiaries*	120,690	21,274	18,054	—	5,199	72,637	237,854

Total	412,652	552,532	186,829	137,520	162,338	72,637	1,524,508
Operating expenses	302,200	210,930	61,110	2,340	74,910	56,706	708,196

Operating profit	¥110,452	¥341,602	¥125,719	¥135,180	¥87,428	¥15,931	¥816,312

*	Subsidiaries are UFJ Holdings’ subsidiaries and affiliates other than UFJ Bank and UFJ Trust.

Management measures performance of each business unit by “Operating profit”. “Operating profit” is a defined term in regulatory reporting of UFJ Bank and UFJ Trust to the FSA. “Operating profit” under Japanese

UFJ HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

GAAP does not reflect items such as a part of provisions for credit losses (primarily an equivalent of formula allowance under US GAAP), foreign exchange gains (losses) and equity investment securities gains (losses).

“Net revenue” above includes net interest income, net non-interest income (fees and commissions received including trust fees, net of fees paid and other related expenses) and other, including net trading gains, net foreign exchange gains, net gains from sales of debt investment securities, insurance costs and funding cost measured under Japanese GAAP. Interest income and expenses between business units are determined using an internal transfer pricing system, based on current market rates. “Operating expenses” includes salaries and employee benefits, occupancy and certain other non-interest expenses.

In determining operating profit, UFJ Holdings’ does not assign to each business unit certain income and expense items such as provisions for loan loss reserve, equity investment securities gains or losses, goodwill impairment, net gains or losses from disposition of premises and equipment, and other non-interest income and expense items.

Reconciliation

As set forth above, the measurement bases and the income and expenses items covered under the internal management reporting system are very different from the accompanying consolidated statements of income. Therefore, it is impracticable to present reconciliations of the business segments’ total information, other than operating profit, to corresponding items in the accompanying consolidated statements of income.

Reconciliation of the total amount of operating profit under the internal management reporting system for the fiscal years ended March 31, 2004 and 2005 to income before income tax expense and cumulative effect of change in accounting principle shown in the consolidated statements of income are as follows:

	2004	2005
	(in billions)
Operating profit	¥835	¥816
Differences between internal management reporting and financial accounting regarding the scope of consolidation and other adjustments	86	83
Trust fees adjusted for credit losses of trust assets	(16)	(10)
Provision for loan losses	(335)	(22)
Trading derivative profits (losses)—net	(70)	(94)
Equity investment securities gains—net	418	178
Debt investment securities gains—net	(58)	(7)
Land and building revaluation	3	(5)
Consolidation and deconsolidation of variable interest entities	(55)	29
Impairment and amortization of goodwill and intangible assets	(42)	(45)
Minority interest	(19)	(25)
Other—net	(41)	(39)

Income before income tax expense and cumulative effect of change in accounting principle	¥706	¥859

26.    FOREIGN ACTIVITIES

Foreign operations include the business conducted by overseas offices and involve various transactions with debtors and customers residing outside Japan. Close integration of the UFJ Group’s foreign and domestic activities makes precise estimates of the amounts of assets, liabilities, income and expenses attributable to foreign operations difficult and necessarily subjective. Assets, income and expenses attributable to foreign operations are allocated to geographical areas based on the location of the subsidiary or branch in which the transaction is recorded.

UFJ HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Interest rates with respect to funds borrowed and loaned between domestic and foreign operations are based on prevailing money market rates appropriate for the transactions. The UFJ Group has allocated all direct expenses and a proportionate share of general and administrative expenses to income derived from foreign loans and other transactions by the UFJ Group’s foreign operations.

The following table sets forth total assets at March 31, 2004 and 2005, and total revenue, total expenses, income (loss) before income tax expense and cumulative effect of change in accounting principle and net income (loss) for the respective years then ended.

	Domestic	International
	Japan	Americas*	Europe	Asia/Oceania excluding Japan	Total
	(in millions)
Fiscal year ended March 31, 2004:
Total revenue	¥2,023,649	¥69,942	¥50,644	¥64,145	¥2,208,380
Total expenses	1,361,954	67,741	45,515	26,864	1,502,074
Income before income tax expense and cumulative effect of change in accounting principle	661,695	2,201	5,129	37,281	706,306
Net income	568,699	1,306	3,773	33,951	607,729
Total assets at end of fiscal year	74,668,315	1,823,493	2,363,273	1,784,650	80,639,731
Fiscal year ended March 31, 2005:
Total revenue	2,271,936	59,445	39,320	45,813	2,416,514
Total expenses	1,458,984	31,297	43,701	23,758	1,557,740
Income (loss) before income tax expense and cumulative effect of change in accounting principle	812,952	28,148	(4,381)	22,055	858,774
Net income (loss)	692,845	11,782	(5,487)	19,626	718,766
Total assets at end of fiscal year	75,330,401	1,473,011	4,790,950	1,601,552	83,195,914

*	Americas primarily include the United States of America and Canada.

27.    ESTIMATED FAIR VALUE OF FINANCIAL INSTRUMENTS

Quoted market prices, when available, are used to estimate fair value of financial instruments. However, quoted market prices are not available for a substantial portion of financial instruments and, therefore, fair value for such financial instruments are estimated using discounted cash flow models or other valuation techniques. Although management uses its best judgment in estimating fair value of financial instruments, estimation methodologies and assumptions used to estimate fair value are inherently subjective. Accordingly, the estimates presented herein are not necessarily indicative of the values at which these instruments could be bought and sold. The use of different estimation methodologies and/or market assumptions may have a significant effect on the estimated fair value. The estimated fair value of financial instruments do not include valuations of related intangible assets such as core deposits.

UFJ HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table is a summary of carrying amounts and estimated fair value of financial instruments at March 31, 2004 and 2005.

	2004		2005
	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value
	(in billions)
Financial assets:
Cash and due from banks, interest-earning deposits in other banks, call loans and funds sold, and receivables under reverse repurchase agreements and securities borrowing transactions	¥7,733	¥7,734	¥10,573	¥10,573
Trading securities	3,401	3,401	5,590	5,590
Investment securities	20,400	20,400	20,268	20,268
Loans, net of allowance for loan losses	42,982	43,378	40,870	41,223
Other financial assets	677	677	511	511
Derivative financial instruments	854	854	775	775

Financial liabilities:
Non-interest-bearing deposits, call money and funds purchased, and payables under repurchase agreements and securities lending transactions	9,012	9,012	15,497	15,497
Interest-bearing deposits	54,144	54,121	45,426	45,407
Trading securities sold, not yet purchased	1,958	1,958	3,506	3,506
Obligations to return securities received as collateral	340	340	163	163
Due to trust account	1,754	1,754	1,242	1,242
Other short-term borrowings	5,028	5,028	5,831	5,831
Long-term debt	4,158	4,300	5,875	6,022
Other financial liabilities	548	548	777	777
Derivative financial instruments	712	712	734	734

The methodologies and assumptions used to estimate the fair value of the financial instruments are summarized below.

Cash, interest-earning deposits in other banks, call loans and funds sold, and receivables under reverse repurchase agreements and securities borrowing transactions—For cash, due from banks including interest-earning deposits, and call loans and funds sold, the carrying amounts are a reasonable estimate of the fair value because of their short-term nature and limited credit risk. The fair value of interest-earning deposits in other banks maturing after a short period of time is estimated by discounting the estimated cash flows using the applicable current market rates. For receivables under reverse repurchase agreements and securities borrowing transactions, the fair value is based on quoted market prices, when available, or estimated with reference to quoted market prices for similar instruments when quoted market prices are not available.

Trading securities and securities sold, not yet purchased—Trading securities and securities sold, not yet purchased are carried at fair value, which is principally based on quoted market prices, when available. If the quoted market prices are not available, fair value is based on quoted market prices of comparable instruments.

Investment securities—The fair value of investment securities, where quoted market prices or secondary market prices are available, is equal to such market prices. For investment securities, when quoted market prices or secondary market prices are not available, the fair value is estimated using quoted market prices for similar

UFJ HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

securities or based on appraised value as deemed appropriate by management. The fair value of investment securities other than those classified as available for sale (i.e. nonmarketable equity securities) are estimated based on the acquisition cost of the investments and adjusted for other-than-temporary impairment losses, if any.

Loans—The fair value of loans is estimated for groups of loans with similar characteristics, including type of loan, credit quality and remaining maturity. In incorporating a credit risk factor, management concluded that the allowance for loan losses adequately adjusts the related book values for credit risk. For floating-or adjustable-rate loans, which mature or are repriced within a short period of time, the carrying value is considered to be a reasonable estimate of fair value. For fixed-rate loans, market prices are not generally available and the fair value is estimated by discounting the estimated future cash flows based on the contracted maturity of the loans. The discount rates are based on the current market rates corresponding to the applicable maturity. Where quoted market prices or estimated fair value is available, primarily for loans to refinancing companies, loans held for disposition or sale and certain other foreign loans, the fair value is based on such market prices and estimated fair value, including secondary market prices. For nonperforming loans, the fair value is generally determined on an individual basis by discounting the estimated future cash flows and may be based on the appraisal value of underlying collateral as appropriate.

Other financial assets—The estimated fair value of other financial assets, which primarily includes accrued interest receivable, customers’ acceptance liabilities and accounts receivable, approximate their carrying amounts.

Derivative financial instruments—The estimated fair value of derivative financial instruments is the amount the UFJ Group would receive or pay to terminate the contracts at the balance-sheet date, taking into account the current unrealized gain or loss on open contracts. The estimated fair value is based on market or dealer quotes when available. Valuation models such as present value and option pricing models are applied to current market information to estimate fair value when such quotes are not available.

Non-interest-bearing deposits, call money and funds purchased, payables under repurchase agreements and securities lending transactions, and obligations to return securities received as collateral—The fair value of non-interest-bearing deposits is equal to the amount payable on demand. For call money and funds purchased, the carrying amount is a reasonable estimate of the fair value because of their short-term nature. For payables under repurchase agreements and securities lending transactions and obligations to return securities received as collateral, the fair value is generally based on quoted market prices, when available, or estimated using quoted market prices for similar instruments when quoted market prices are not available.

Interest–bearing deposits—The fair value of demand deposits, deposits at notice, and certificates of deposit maturing within a short period of time is the amounts payable on demand. Fair value of time deposits and certificates of deposit maturing after a short period of time is estimated by discounting the estimated cash flows using the rates currently offered for deposits of similar remaining maturities or the applicable current market rates.

Due to trust account—For due to trust account, which reflects a temporary placement of excess funds from individual trust accounts managed by the trust banking subsidiary in their fiduciary and trust capacity, the carrying amount is a reasonable estimate of the fair value due to the fact that this is short-term funding.

Other short-term borrowings—For most other short-term borrowings, the carrying amount is a reasonable estimate of the fair value because of their short-term nature. For certain borrowings, fair value is estimated by discounting the estimated future cash flows using applicable current market interest rates or comparable rates for similar instruments, which represent the UFJ Group’s cost to raise funds with a similar remaining maturity.

UFJ HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Long-term debt—For bonds and certain subordinated debt, the fair value is estimated based on quoted market prices of the instruments. The fair value of other long-term debt is estimated using a discounted cash flow model based on rates applicable to the UFJ Group for debt with similar terms and remaining maturities.

Other financial liabilities—The estimated fair value of other financial liabilities, which primarily include accrued interest payable, bank acceptances, accounts payable and obligations under standby letters of credit and guarantees, approximate their carrying amount. The fair value of obligations under standby letters of credit and guarantees are based on fees received or receivable by the UFJ Group.

The fair value of certain off-balance sheet financial instruments held for purposes other than trading, including commitments to extend credit and commercial letters of credit, is estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the credit quality. The aggregate fair value of such instruments at March 31, 2004 and 2005 was not material.

The fair value estimates presented herein are based on pertinent information available to management at March 31, 2004 and 2005. These amounts have not been comprehensively revalued since that date and, therefore, current estimates of fair value may have changed significantly from the amounts presented herein.

28.    SUPPLEMENTAL INFORMATION ON NON-CASH ACTIVITIES

The UFJ Group converted loans amounting to ¥84,183 million of securities in debt-for-equity swap transactions during the year ended March 31, 2005.

The UFJ Group also contributed equity securities of ¥116,697 million to pension trusts during the year ended March 31, 2004 (refer to Note 14).

In June 2004, the trustee of pension trusts approved a transfer of excess plan assets to UFJ Bank amounting to ¥144,983 million (refer to Note 14).

29.    SUBSEQUENT EVENTS

Management Integration of the MTFG Group and the UFJ Group

On February 18, 2005, MTFG, UFJ Holdings, BTM, UFJ Bank, MTBC, UFJ Trust Bank, Mitsubishi Securities and UFJ Tsubasa Securities entered into an integration agreement, which sets forth various terms of the management integration, including the merger ratios, company names and other material terms. In June 2005, the respective shareholders approved the merger, and subsequently in August 2005, the merger date of BTM and UFJ Bank was scheduled to be on January 1, 2006, subject to regulatory approval. The merger ratios set forth in the integration agreement are as follows:

•	Holding companies: 0.62 shares of MTFG common stock for each share of UFJ Holdings common stock

•	Banks: 0.62 shares of BTM common stock for each share of UFJ Bank common stock

•	Trust banks: 0.62 shares of MTBC common stock for each share of UFJ Trust Bank common stock

•	Securities companies: 0.42 shares of Mitsubishi Securities common stock for each share of UFJ Tsubasa Securities common stock

UFJ HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Merger of Mitsubishi Asset Management and UFJ Partners Asset Management

MTFG and UFJ Holdings, Inc. have been discussing the establishment of a system which will be capable of providing customers with higher quality asset management services following the merger. As part of these efforts, the asset management companies of the two groups, Mitsubishi Asset Management Co., Ltd., UFJ Partners Asset Management Co., Ltd., and other relevant parties entered into a “Memorandum of Understanding Concerning Merger” on December 24, 2004, and preparations and mutual consultations have commenced to prepare for the merger. Timing of merger is scheduled to be completed as soon as possible between October 1, 2005 and April 1, 2006. The relevant parties will engage in discussions concerning the name, capital contribution structure and personnel of the new asset management company.

Capital Surplus Transfer

On June 29, 2005, at the fourth annual general shareholders’ meeting, the shareholders approved a transfer from the capital surplus accounts to the accumulated deficit account to eliminate the accumulated loss under Japanese GAAP for the fiscal year ended March 31, 2005.

Consolidated financial statements of UFJ at and for the year ended March 31, 2003 and at and for the year ended March 31, 2004, together with the Notes to the consolidated financial statements

Report of Independent Auditors

To the Board of Directors and Shareholders of UFJ Holdings, Inc.

We have audited the accompanying consolidated balance sheets of UFJ Holdings, Inc. and its subsidiaries as of March 31, 2004 and 2003, and the related consolidated statements of operations, changes in equity from nonowner sources, stockholders’ equity and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of UFJ Holdings, Inc. and its subsidiaries at March 31, 2004 and 2003, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the consolidated financial statements, UFJ Holdings, Inc. changed its method of accounting for goodwill and other intangible assets in the fiscal year ended March 31, 2003, and for asset retirement obligations in the fiscal year ended March 31, 2004.

/s/ ChuoAoyama PricewaterhouseCoopers

ChuoAoyama PricewaterhouseCoopers

Tokyo, Japan

March 2, 2005, except for Note 29 as to the subsequent event for UFJ Strategic Partner Co., Ltd., as to which the date is March 31, 2005.

UFJ HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

AT MARCH 31, 2003 AND 2004

	2003	2004
	(in millions)
ASSETS
Cash and due from banks (Note 9)	¥3,731,126	¥3,629,487
Interest-earning deposits in other banks (Note 9)	964,248	875,259
Call loans and funds sold (Note 11)	213,670	252,169
Receivables under reverse repurchase agreements	787,172	627,868
Receivables under securities borrowing transactions	2,480,762	2,348,412
Trading account assets at estimated fair value (including assets pledged that secured parties are permitted to sell or repledge of ¥1,635,875 million in 2003 and ¥1,060,276 million in 2004) (Note 2)	3,914,874	4,255,315
Investment securities (Note 3):
Securities available for sale—at estimated fair value (including assets pledged that secured parties are permitted to sell or repledge of ¥1,711,045 million in 2003 and ¥1,196,507 million in 2004)	17,026,811	20,107,048
Other investment securities	171,031	293,295

Total investment securities	17,197,842	20,400,343

Loans, net of unearned income and deferred loan fees (including assets pledged that secured parties are permitted to sell or repledge of ¥392,455 million in 2003 and ¥458,072 million in 2004) (Note 4)	46,684,665	45,420,052
Allowance for loan losses (Notes 4 and 5)	(3,195,187)	(2,438,309)

Net loans	43,489,478	42,981,743

Premises and equipment (Note 6)	588,049	573,781
Accrued interest	113,567	79,934
Customers’ acceptance liabilities	37,582	31,486
Intangible assets (Note 7)	544,715	495,473
Goodwill (Note 7)	2,376,488	2,289,956
Deferred tax assets (Note 8)	23,835	63,319
Accounts receivable	229,073	565,278
Other assets (Notes 14 and 15)	644,940	1,169,908

Total assets	¥77,337,421	¥80,639,731

See the accompanying notes to these Consolidated Financial Statements.

UFJ HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

AT MARCH 31, 2003 AND 2004

	2003	2004
	(in millions)

LIABILITIES AND STOCKHOLDERS’ EQUITY
Deposits (Note 10):
Domestic offices:
Non-interest-bearing	¥3,955,581	¥4,282,080
Interest-bearing	50,508,403	52,169,603
Overseas offices:
Non-interest-bearing	105,973	111,965
Interest-bearing	1,560,544	1,974,287

Total deposits	56,130,501	58,537,935

Call money and funds purchased (Note 11)	1,571,397	2,204,080
Payables under repurchase agreements	1,248,608	649,938
Payables under securities lending transactions	2,909,178	1,764,098
Due to trust account (Note 12)	1,250,246	1,753,929
Other short-term borrowings (Note 13)	5,598,427	5,027,995
Trading account liabilities (Note 2)	2,208,078	2,669,957
Obligations to return securities received as collateral	137,371	339,747
Bank acceptances outstanding	37,582	31,486
Accrued interest	90,405	71,872
Accounts payable	380,118	444,698
Other liabilities (Notes 8, 14 and 15)	1,669,329	1,551,393
Long-term debt (Note 13)	3,734,025	4,157,758

Total liabilities	76,965,265	79,204,886

Commitments and contingent liabilities (Notes 21 and 23)
Stockholders’ equity (Note 18):
Capital stock (Note 16):
Preferred stock	759,102	737,806
Common stock—authorized, 18,000,000 shares; issued, 5,036,314 shares in 2003 and 5,093,408 shares in 2004, with no stated value	240,898	262,194
Capital surplus (Note 16)	2,496,999	2,517,821
Accumulated deficit (Notes 17 and 29)	(3,289,541)	(2,709,640)
Accumulated other changes in equity from nonowner sources, net of taxes	166,612	628,895

Total	374,070	1,437,076
Less treasury stock, at cost—3,663 common shares in 2003 and 4,430 common shares in 2004	1,914	2,231

Total stockholders’ equity	372,156	1,434,845

Total liabilities and stockholders’ equity	¥77,337,421	¥80,639,731

See the accompanying notes to these Consolidated Financial Statements.

UFJ HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE FISCAL YEARS ENDED MARCH 31, 2003 AND 2004

	2003	2004
	(in millions)
Interest income:
Loans, including fees (Note 4)	¥908,600	¥840,832
Deposits in other banks	33,934	21,264
Investment securities:
Interest	149,035	139,411
Dividends	32,544	22,571
Trading account assets	23,418	17,681
Call loans and funds sold	5,035	3,558
Receivables under reverse repurchase agreements and securities borrowing transactions	34,462	13,096

Total	1,187,028	1,058,413

Interest expense:
Deposits	108,174	74,818
Call money and funds purchased	3,221	1,274
Payables under repurchase agreements and securities lending transactions	38,040	18,587
Due to trust account	5,870	6,210
Other short-term borrowings and trading account liabilities	27,604	19,404
Long-term debt	86,877	88,745

Total	269,786	209,038

Net interest income	917,242	849,375
Provision for loan losses (Notes 4 and 5)	511,898	313,124

Net interest income after provision for loan losses	405,344	536,251

Non-interest income:
Fees and commissions (Note 24)	381,960	445,717
Foreign exchange gains (losses)—net	(17,538)	95,561
Trading account gains (losses)—net (Note 2)	(37,471)	228,971
Investment securities gains—net (Note 3)	122,018	316,911
Refund of local taxes by the Tokyo Metropolitan Government (Note 8)	—	25,695
Equity in earnings (loss) of affiliated companies	507	(35,310)
Other non-interest income	94,960	72,422

Total	544,436	1,149,967

Non-interest expense:
Salaries and employee benefits (Note 14)	354,431	344,550
Occupancy expenses—net (Notes 6 and 23)	121,177	121,193
Fees and commission expense	53,539	50,882
Amortization of intangible assets (Note 7)	84,986	82,722
Impairment of goodwill (Note 7)	194,000	—
Insurance premiums, including deposit insurance	50,889	52,054
Minority interest in income of consolidated subsidiaries	17,473	19,668
Communications	22,672	22,563
Provision (reversal) for acceptances and off-balance sheet credit instruments	(12,007)	831
Losses on sales and disposal of premises and equipment	28,098	19,167
Other non-interest expenses	298,896	266,282

Total	1,214,154	979,912

Income (loss) before income tax expense, cumulative effect of change in accounting principle and extraordinary gain	(264,374)	706,306
Income tax expense (Note 8)	23,753	95,618

Income (loss) before cumulative effect of change in accounting principle and extraordinary gain	(288,127)	610,688
Cumulative effect of change in accounting principle, net of taxes (Notes 1 and 7)	(62,000)	(2,959)
Extraordinary gain, net of taxes (Notes 7 and 28)	12,319	—

Net income (loss)	(337,808)	607,729
Income allocable to preferred stockholders:
Cash dividends paid	23,283	7,029
Beneficial conversion feature	22,127	20,799

Net income (loss) available to common stockholders	¥(383,218)	¥579,901

See accompanying notes to these Consolidated Financial Statements.

UFJ HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS—(Continued)

FOR THE FISCAL YEARS ENDED MARCH 31, 2003 AND 2004

	2003	2004
	(in Yen)
Earnings (loss) per common share (Notes 17 and 19):
Basic earnings (loss) per common share—income (loss) available to common stockholders before cumulative effect of change in accounting principle and extraordinary gain	¥(67,823)	¥115,227
Basic earnings (loss) per common share—net income (loss) available to common stockholders	¥(77,926)	¥114,642
Diluted earnings (loss) per common share—income (loss) available to common stockholders before cumulative effect of change in accounting principle and extraordinary gain	¥(67,823)	¥86,803
Diluted earnings (loss) per common share—net income (loss) available to common stockholders	¥(77,926)	¥86,382

See the accompanying notes to these Consolidated Financial Statements.

UFJ HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY FROM NONOWNER SOURCES

FOR THE FISCAL YEARS ENDED MARCH 31, 2003 AND 2004

	Gains (losses) before income tax expense (benefit)	Income tax (expense) benefit	Gains (losses) net of income tax expense (benefit)
	(in millions)
Fiscal year ended March 31, 2003:
Net loss			¥(337,808)

Other changes in equity from nonowner sources:
Net unrealized holding losses on investment securities available for sale	¥(15,099)	¥120	(14,979)
Reclassification adjustment for net gains included in net loss	(379,758)	3,021	(376,737)

Total	(394,857)	3,141	(391,716)

Changes in minimum pension liability	(303,681)	—	(303,681)

Foreign currency translation adjustments	(27,920)	548	(27,372)
Reclassification adjustment for losses included in net loss	1,051	—	1,051

Total	(26,869)	548	(26,321)

Total changes in equity from nonowner sources			¥(1,059,526)

Fiscal year ended March 31, 2004:
Net income			¥607,729

Other changes in equity from nonowner sources:
Net unrealized holding gains on investment securities available for sale	¥468,218	¥(13,693)	454,525
Reclassification adjustment for net gains included in net income	(279,230)	8,166	(271,064)

Total	188,988	(5,527)	183,461

Changes in minimum pension liability	307,092	—	307,092

Foreign currency translation adjustments	(27,863)	(407)	(28,270)

Total changes in equity from nonowner sources			¥1,070,012

See the accompanying notes to these Consolidated Financial Statements.

UFJ HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

FOR THE FISCAL YEARS ENDED MARCH 31, 2003 AND 2004

	2003	2004
	(in millions)
Preferred stock (Note 16):
Balance at beginning of fiscal year	¥815,505	¥759,102
Conversion of preferred stock to common stock	(56,403)	(21,296)

Balance at end of fiscal year	¥759,102	¥737,806

Common stock (Note 16):
Balance at beginning of fiscal year	¥184,495	¥240,898
Issuance of new shares of common stock by conversion of preferred stock	56,403	21,296

Balance at end of fiscal year	¥240,898	¥262,194

Capital surplus (Note 16):
Balance at beginning of fiscal year	¥2,475,371	¥2,496,999
Amortization of beneficial conversion feature of preferred stock	22,127	20,799
Gains on sale of treasury stock	—	23
Stock issuance cost	(499)	—

Balance at end of fiscal year	¥2,496,999	¥2,517,821

Accumulated deficit (Note 17):
Balance at beginning of fiscal year	¥(2,873,399)	¥(3,289,541)
Net income (loss)	(337,808)	607,729
Cash dividends paid on preferred stock (Note 1)	(23,283)	(7,029)
Amortization of beneficial conversion feature of preferred stock	(22,127)	(20,799)
Loss on sale of treasury stock	(32,924)	—

Balance at end of fiscal year (Note 28)	¥(3,289,541)	¥(2,709,640)

Accumulated other changes in equity from nonowner sources, net of taxes:
Net unrealized gains on investment securities available for sale (Note 3):
Balance at beginning of fiscal year	¥940,962	¥549,246
Net change during the fiscal year	(391,716)	183,461

Balance at end of fiscal year	549,246	732,707

Minimum pension liability adjustments (Note 14):
Balance at beginning of fiscal year	(6,169)	(309,850)
Net change during the fiscal year	(303,681)	307,092

Balance at end of fiscal year	(309,850)	(2,758)

Foreign currency translation adjustments:
Balance at beginning of fiscal year	(46,463)	(72,784)
Net change during the fiscal year	(26,321)	(28,270)

Balance at end of fiscal year	(72,784)	(101,054)

Total balance at end of fiscal year	¥166,612	¥628,895

Treasury stock:
Balance at beginning of fiscal year	¥(72,988)	¥(1,914)
Purchases of treasury stock	(984)	(545)
Sales of treasury stock	61,601	228
Issuance of treasury stock in exchange for remaining interest in subsidiary	10,457	—

Balance at end of fiscal year	¥(1,914)	¥(2,231)

Total stockholders’ equity	¥372,156	¥1,434,845

See the accompanying notes to these Consolidated Financial Statements.

UFJ HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE FISCAL YEARS ENDED MARCH 31, 2003 AND 2004

	2003	2004
	(in millions)
Cash flows from operating activities:
Net income (loss)	¥(337,808)	¥607,729
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Cumulative effect of change in accounting principle, net of taxes	62,000	2,959
Depreciation and amortization	144,557	135,083
Impairment of goodwill	194,000	—
Provision for loan losses	511,898	313,124
Investment securities gains—net	(122,018)	(316,911)
Foreign exchange losses—net	34,908	194,964
Provision for deferred income tax expense	16,101	81,371
Decrease (increase) in trading account assets, including foreign exchange contracts	294,834	(358,553)
Increase (decrease) in trading account liabilities, including foreign exchange contracts	(23,468)	473,704
Decrease (increase) in accrued interest and other receivables	(143,808)	233,422
Increase (decrease) in accrued interest and other payables	110,498	(248,659)
Other—net	138,640	(2,899)

Net cash provided by operating activities	880,334	1,115,334

Cash flows from investing activities:
Proceeds from sales of investment securities available for sale	36,445,939	36,322,558
Proceeds from maturities of investment securities available for sale	10,526,808	14,490,425
Purchases of investment securities available for sale	(50,650,731)	(53,988,499)
Proceeds from sales of other investment securities	9,543	3,784
Purchases of other investment securities	(43,442)	(275,704)
Net decrease in loans	305,678	176,586
Net decrease in interest-earning deposits in other banks	1,119,125	89,091
Net decrease (increase) in call loans, funds sold, and receivables under reverse repurchase agreements and securities borrowing transactions	(871,695)	241,626
Proceeds from sales of premises and equipment	8,626	15,835
Capital expenditures for premises and equipment	(27,389)	(40,233)
Other—net	3,678	(4)

Net cash used in investing activities	(3,173,860)	(2,964,535)

Cash flows from financing activities:
Net increase (decrease) in deposits	(1,226,389)	2,397,891
Net increase (decrease) in call money, funds purchased, and payables under repurchase agreements and securities lending transactions	1,592,291	(1,102,180)
Net increase (decrease) in due to trust account	(108,651)	598,095
Net increase (decrease) in other short-term borrowings	1,693,785	(584,159)
Proceeds from issuance of long-term debt	865,189	953,223
Repayment of long-term debt	(1,364,834)	(464,283)
Proceeds from preferred stock issued by subsidiaries	231,000	—
Dividends paid	(23,283)	(7,029)
Other—net	(26,997)	(38,167)

Net cash provided by financing activities	1,632,111	1,753,391

Effect of exchange rate changes on cash and cash equivalents	(4,435)	(5,829)

Net decrease in cash and cash equivalents	(665,850)	(101,639)
Cash and cash equivalents at beginning of fiscal year	4,396,976	3,731,126

Cash and cash equivalents at end of fiscal year	¥3,731,126	¥3,629,487

Supplemental disclosure of cash flow information (Note 28):
Cash paid during the fiscal year for:
Interest	¥326,556	¥227,571
Income taxes, net of refunds	(12,283)	2,621

See the accompanying notes to these Consolidated Financial Statements

UFJ HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	BASIS OF FINANCIAL STATEMENTS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business

UFJ Holdings, Inc. (“UFJ Holdings”) and its subsidiaries (together, the “UFJ Group”) conduct domestic and international financial business primarily through UFJ Bank Limited (“UFJ Bank”) and UFJ Trust Bank Limited (“UFJ Trust”), via domestic and international networks of branches, offices and subsidiaries. UFJ Bank is a major commercial banking institution, providing a broad range of financial services to consumers and corporations through commercial banking, global banking and trading, and other activities. UFJ Trust is a trust and banking subsidiary whose primary business encompasses retail and corporate banking, trust services, stock transfer agency services, asset management services and custody operations in Japan.

Basis of Financial Statements

On April 2, 2001, UFJ Holdings was established, as a bank holding company, to acquire all of the outstanding shares of The Sanwa Bank, Limited (“Sanwa Bank”), The Tokai Bank, Limited (“Tokai Bank”) and The Toyo Trust and Banking Company, Limited (“Toyo Trust”) each of which became wholly-owned subsidiaries pursuant to stock-for-stock exchanges. The business combination was accounted for as a purchase by Sanwa Bank of Tokai Bank and Toyo Trust.

The accompanying consolidated financial statements are stated in Japanese Yen, the currency of the country in which UFJ Holdings is incorporated and principally operates. The accompanying consolidated financial statements have been prepared on the basis of accounting principles generally accepted in the United States of America (“US GAAP”).

Annual fiscal periods of certain subsidiaries, which end on or after December 31, and UFJ Holdings’ fiscal year, which ends on March 31, have been treated as coterminous. For the fiscal years ended March 31, 2003 and 2004, the effect of recording intervening events for the periods ended March 31 on UFJ Holdings’ proportionate equity in net income of subsidiaries with fiscal periods ending prior to March 31, would have resulted in increases of ¥2.92 billion and ¥5.97 billion, respectively, to net income. No intervening events occurred during each of the periods ended March 31, 2003 and 2004 for these subsidiaries which, if recorded, would have had an effect of more than 1% of total assets, loans, total liabilities, deposits or stockholders’ equity as of March 31, 2003 and 2004.

Use of Estimates

The preparation of consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near term primarily relate to the allowance for credit losses on loans and off-balance sheet credit instruments, deferred tax assets and related allowances, derivative financial instruments, goodwill, investment securities and accrued severance indemnities and pension liabilities. It is reasonably possible that the estimate of recoverability of the loans to some of the UFJ Group’s large impaired borrowers could change due to changes in financial and operating conditions of these borrowers. The effect of any such change could have a material impact on the future financial performance of the UFJ Group.

UFJ HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Summary of Significant Accounting Policies

Significant accounting policies applied in the accompanying consolidated financial statements are summarized below:

Consolidation—The consolidated financial statements include the accounts of UFJ Holdings and its subsidiaries. UFJ Holdings consolidates subsidiaries in which it holds, directly or indirectly, a majority of the voting shares or where it can exert control over a subsidiary’s operational and financial policies through other means. In certain situations, a voting interest is not indicative of who owns a controlling financial interest in an entity. In January 2003, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation No. 46 (“FIN 46”), “Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51” and issued a revised version of FIN 46 in December 2003 (“FIN 46R”). FIN 46 and FIN 46R require that a variable interest entity be consolidated by its primary beneficiary, which is the investor that, through its variable interests in the entity, participates in a majority of the entity’s expected loss, residual return or both. Variable interests are contractual, ownership, or other pecuniary interests in an entity that change with changes in the fair value of the entity’s net assets exclusive of variable interests. Variable interests include, but are not limited to, equity interests, beneficial interests, loans, guarantees, commitment facilities and derivative contracts. A variable interest entity is an entity whose equity at risk is not sufficient to fund its activities without additional subordinated financial support or the equity holders do not have essential characteristics of a controlling financial interest. In accordance with the provisions of FIN 46, UFJ Group consolidates variable interest entities created after January 31, 2003 for which UFJ Group is a primary beneficiary. UFJ Group will apply the provisions of FIN 46R to variable interest entities created before February 1, 2003 beginning April 1, 2004.

All significant intercompany transactions and accounts are eliminated on consolidation.

Investments in affiliated companies in which UFJ Group has the ability to exert significant influence, generally through an ownership interest of 20% to 50% of the voting shares, are accounted for using the equity method.

Assets that the UFJ Group holds in an agency, fiduciary or trust capacity are not assets of the UFJ Group and, accordingly, are not included in the accompanying consolidated balance sheets.

Cash Flows—For the purposes of reporting cash flows, cash and cash equivalents are defined as Cash and due from banks.

Translation of Foreign Currency Financial Statements and Foreign Currency Transactions—Financial statements of overseas entities are translated into Japanese Yen using the respective year-end exchange rates for assets and liabilities. Income and expense items are translated at average rates of exchange for the respective periods. Capital accounts are translated at historical exchange rate.

Except for overseas entities located in highly inflationary economies, foreign currency translation gains and losses related to the financial statements of overseas entities of the UFJ Group are credited or charged directly to Foreign currency translation adjustments, a component of Accumulated other changes in equity from nonowner sources.

Foreign currency transactions that are not denominated in the functional currency of the entity in which they arise are recorded at the exchange rate in effect at the date of the transaction. Any resulting foreign currency assets and liabilities are revalued at the spot exchange rates at the year end. Revaluation gains and losses arising from these assets and liabilities are recorded in the statements of operations in Foreign exchange gains (losses)—net as appropriate.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Repurchase Agreements, Securities Lending and Other Secured Financing Transactions—Securities sold with agreements to repurchase (“repurchase agreements”), securities purchased with agreements to resell (“reverse repurchase agreements”) and securities lending and borrowing transactions are accounted for as sales of securities with related forward repurchase commitments or purchases of securities with related forward reverse repurchase commitments, if they meet the relevant conditions for the surrender of control as provided by Statement of Financial Accounting Standards (“SFAS”) No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, a replacement of FASB Statement No. 125”. If the conditions are not met, the transactions are treated as secured financing or lending, and are carried at the amount the securities will be resold or repurchased, including accrued interest. Interest earned on reverse repurchase agreements and interest incurred on repurchase agreements are reported as interest income and expense, respectively.

Collateral—For secured lending transactions, including reverse repurchase agreements, securities borrowing transactions, commercial lending and derivative transactions, the UFJ Group, as a secured party, generally has the right to require counterparties to provide collateral, including letters of credit, cash, securities and other financial assets. For most securities lending transactions, the UFJ Group maintains levels of collateralization governed by daily mark-to-market analysis, and additional collateral may be obtained when considered appropriate to protect the UFJ Group against credit exposure. Financial assets pledged as collateral are generally negotiable financial instruments and are permitted to be sold or repledged by secured parties. If the UFJ Group sells financial assets received as collateral, it recognizes the proceeds from the sale and its obligation to return the collateral. For secured borrowing transactions, principally repurchase agreements, securities lending transactions and derivative transactions, in which the secured party has the right to sell or repledge financial assets pledged as collateral, the UFJ Group discloses financial assets pledged as collateral in the consolidated balance sheets.

Trading Securities and Securities Sold, Not Yet Purchased—Securities and money market instruments held in anticipation of short-term market movements are included in Trading securities. Short trading positions in these instruments are included in Trading securities sold, not yet purchased. Trading positions are carried at fair value based on quoted market price, when available, on the consolidated balance sheets and recorded on a trade date basis. When quoted market prices are not available, other pricing methods such as pricing models, quoted prices of instruments with similar characteristics or discounted cash flows are used. Changes in the fair value of trading positions, excluding interest, are recognized currently in Trading account gains (losses)—net.

Investment Securities—Debt securities that the UFJ Group does not have the intent and ability to hold to maturity and marketable equity securities, other than those classified as trading securities, are classified as Securities available for sale, and are carried at their fair value, with unrealized gains and losses reported on a net-of-tax basis within accumulated other changes in equity from nonowner sources, which is a component of stockholders’ equity. Purchases and sales of investment securities are recorded on a trade date basis. Nonmarketable equity securities are stated at cost less other-than-temporary impairments in Other investment securities on the consolidated balance sheets.

Unrealized losses on individual debt and equity securities are charged to the consolidated statements of operations when, in the opinion of management, a decline in estimated fair value below the cost of such securities is other-than-temporary. Such impairment losses are included in Investment securities gains—net in the consolidated statements of operations. In determining whether a decline in fair value is other-than-temporary, the UFJ Group generally considers factors such as the financial condition of the issuer, the extent of decline in fair value, and the length of period that the decline in fair value below cost has existed. See Note 3 for a further discussion of other-than-temporary impairments. Other-than-temporary declines are reflected as realized losses and are not subsequently reversed.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Premiums and discounts on purchased securities are recognized in interest income and expense as an adjustment to yield. Interest and dividends on investment securities are reported in Interest income. Dividends are recognized when the stockholders’ right to receive the dividend is established. Gains and losses on disposition of investment securities are computed using the average cost method and are recognized on the trade date.

Derivative Financial Instruments—The UFJ Group engages in derivative activities involving swaps, forwards and options, and other types of derivative contracts. Derivatives are used in trading activities to generate trading revenues and fee income for its own account and to respond to the customers’ financial needs.

Derivatives entered into for trading purposes are carried at fair value and are reported in the consolidated balance sheets as Trading account assets or Trading account liabilities. Estimates of fair value are based on market or broker-dealer quotes when available. Valuation models such as discounted cash flow and pricing models are applied to current market information to estimate fair value when such quotes are not available. The UFJ Group defers trade date gains or losses on derivatives when the fair value of those derivatives is not obtained from a quoted market price, supported by comparison to other observable market transactions, or based upon a valuation technique incorporating observable market data. The fair value of derivative contracts executed with the same counterparty under legally enforceable master netting agreements is presented on a net basis. Changes in the fair value of trading account derivative contracts, including interest, are recognized currently in Foreign exchange gains (losses)—net with respect to foreign exchange contracts and in Trading account gains (losses)—net with respect to interest rate contracts and other types of contracts.

Derivative features embedded in non-derivative host contracts that are not clearly and closely related to the host contracts and that meet the definition of derivatives are separated from the host contracts and measured at fair value unless the contracts containing the derivative features are measured at fair value in their entirety through the consolidated statements of operations. Changes in the fair value of these embedded derivatives are recognized in Trading account gains (losses)—net.

Derivatives are also used for asset and liability management to manage exposures to fluctuations in interest and foreign exchange rates arising from mismatches of asset and liability positions, however the UFJ Group has not adopted hedge accounting for these derivatives. Accordingly, all derivatives used for risk management purposes are marked to market and changes in fair value are reflected in Trading account gains (losses)-net in the consolidated statements of operations.

Loans—Loans are carried at the principal amount outstanding, adjusted for unearned income and deferred net nonrefundable loan fees and costs. Loans held and intended for dispositions or sales are transferred to the held-for-sale classification and carried at the lower of cost or estimated fair value generally on an individual loan basis. Loan origination fees, net of certain direct origination costs, are deferred and recognized over the contractual life of the loan as an adjustment to yield. Interest income on loans that are not on non-accrual status is accrued and credited to Interest income as it is earned. Unearned income and discounts or premiums on purchased loans are deferred and recognized over the life of the loan as an adjustment to yield.

Loans are considered impaired when, based on current information and events, it is probable that the UFJ Group will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

the delay, the reasons for the delay, the borrower’s prior payment record, and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan by loan basis by either the present value of expected future cash flows discounted at the loan’s effective interest rate, the loan’s observable market price, or the fair value of the collateral if the loan is collateral dependent.

Loans are placed on non-accrual status when, in the opinion of management, substantial doubt exists as to the full and timely collection of either principal or interest, or generally when principal or interest is contractually past due one month or more. In addition, the amortization of net deferred loan fees is suspended when a loan is placed on non-accrual status. When a loan is placed on non-accrual status, interest already accrued but not received is reversed against interest income. Cash receipts on non-accrual loans, for which the ultimate collectibility of principal is doubtful, are applied as principal reductions; otherwise, such collections are credited to income.

A non-accrual loan, other than under troubled debt restructuring, is restored to accrual status when interest and principal payments are current and management expects that the borrower will make future contractual payments as scheduled. All loans under troubled debt restructuring are brought to accrual status when the loan is performing for an adequate period of time under the restructuring agreement.

Allowance for Loan Losses— The allowance for loan losses is based upon management’s continuing review and evaluation of the loan portfolio and represents management’s estimate of probable losses in UFJ Group’s loan portfolio. The level of allowance is based on an evaluation of the risk characteristics of the loan portfolio and considers factors such as past loss experience and the financial condition of the borrower. The allowance for loan losses is charged against income as Provision for loan losses. The aggregate allowance for loan losses is increased by the net amounts charged to the provisions for loan losses, net of charge-offs and recoveries as a result of cash collections from charged-off accounts.

A key element relating to the policies and discipline used in determining the allowance for loan losses is the credit rating and the related borrower categorization process. The categorization is based on conditions that may affect the ability of borrowers to service their debt, taking into consideration current financial information, historical payment experience, credit documentation, public information, analyses of relevant industry segments and current trends. In determining the appropriate level of the allowance, the UFJ Group evaluates the probable loss by category of a loan based on its type and characteristics.

UFJ Group’s allowance for loan losses consists of (a) specific allowances for specifically identified impaired borrowers, and (b) general allowances for homogeneous pools of commercial and consumer loans, and other loans which are not specifically identified as impaired.

The allowance for loan losses for individual customers represents the impairment allowance determined in accordance with SFAS No. 114, “Accounting by Creditors for Impairment of a Loan”. The UFJ Group measures the impairment of a loan, with the exception of homogenous pools of smaller balance commercial and consumer loans that are collectively evaluated for impairment, based on the present value of expected future cash flows discounted at the loan’s effective interest rate, or on the loan’s observable market price, or based on the fair value of the collateral if the loan is collateral dependent, when it is probable that the UFJ Group will be unable to collect all amounts due according to the contractual terms of the loan agreement. Generally, the UFJ Group’s impaired loans include non-accrual loans, restructured loans and other loans specifically identified as impaired.

The allowance for homogeneous pools of smaller balance commercial and consumer loans, and other loans that are not specifically identified as impaired, is established through a process that begins with estimates of

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

probable losses inherent in the portfolio. These estimates are based upon various analysis including UFJ Group’s historical delinquency and loan loss experience, adjusted for qualitative factors, such as the current economic conditions in which UFJ Group operates as well as current lending policies and procedures.

Allowance for Credit Losses on Acceptance and Off-Balance Sheet Credit Instruments—The UFJ Group maintains an allowance for credit losses on acceptance and off-balance sheet credit instruments, including commitments to extend credit, a variety of guarantees and standby letters of credit. The allowance is included in Other liabilities. The considerations that UFJ Group uses in its estimate of provisions against off-balance sheet credit risk are similar to those used for on-balance sheet risk. Net changes in the allowance for credit acceptance and off-balance sheet credit instruments are accounted for as Other non-interest expenses.

Premises and Equipment—Premises and equipment are stated at cost less accumulated depreciation and impairment. Depreciation is charged to operations over the estimated useful lives of the related assets. Leasehold improvements are amortized over the terms of the respective leases or the estimated useful lives of the improvements, whichever are shorter. Depreciation of premises and equipment is computed using the straight-line method for buildings and leasehold improvements, and the declining balance method for equipment and furniture, at rates based on the following estimated useful lives:

Years
Buildings	15 to 50
Equipment and furniture	2 to 20
Leasehold improvements	3 to 39

Maintenance, repairs and minor improvements are charged to operations as incurred. Major improvements are capitalized. Net gains or losses on disposition of premises and equipment are included in Other non-interest income or expense, as appropriate.

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of an asset to be held and used is measured by a comparison of the carrying amount to future undiscounted net cash flows expected to be generated by the asset. If an asset is considered to be impaired, the impairment is measured as the excess of the carrying amount of the asset over its fair value. For purposes of recognition and measurement of an impairment loss, a long-lived asset or assets are grouped with other assets and liabilities at the lowest level with independent and identifiable cash flows. Assets to be disposed of by sale are reported at the lower of the carrying amount or fair value less estimated cost to sell.

Asset retirement obligations are recorded in Other liabilities with a corresponding increase in leasehold improvements. The amounts represent the present value of expected future cash flows associated with returning certain leased properties to original condition. The difference between the gross and present value of expected future cash flows is accreted over the life of the related leases as an interest expense.

Other Real Estate Owned—Real estate assets acquired in full or partial satisfaction of debt are recorded and carried at fair value less cost to sell. Other real estate owned assets held for sale are carried at cost less depreciation after one year. An impairment assessment is made where there is an indication that the carrying amount may not be recoverable.

Goodwill—The UFJ Group reports the excess of the cost of investments in subsidiaries over its share of the fair value of net assets at the date of acquisition as Goodwill. Goodwill related to investments in equity method

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

investees is included in Other investment securities. On April 1, 2002, the UFJ Group adopted SFAS No. 142, “Goodwill and Other Intangible Assets” (“SFAS 142”), which provides that goodwill acquired in a business combination should not be amortized but is subject to an annual impairment test. Goodwill is recorded at a designated reporting unit level for the purpose of assessing impairment. A reporting unit is an operating segment, or an identified business unit one level below an operating segment. An impairment loss is recognized to the extent that the carrying amount of goodwill exceeds its implied fair value.

Intangible assets—Intangible assets, including core deposit intangibles, customer relationships, software and other intangible assets are amortized over their estimated useful lives unless they have indefinite useful lives. Amortization for intangible assets is computed using the straight-line method at rates principally based on the following estimated useful lives:

Years
Core deposits	10
Customer relationships	10 to 23
Information technology and software	5
Other	10

Upon the adoption of SFAS 142, intangible assets having indefinite useful lives, primarily certain trade names, are not amortized but are subject to annual impairment tests. An impairment exists if the carrying value of an indefinite-lived intangible asset exceeds its fair value. For other intangible assets subject to amortization, an impairment is recognized if the carrying amount is not recoverable and the carrying amount exceeds the fair value of the intangible asset.

The UFJ Group capitalizes certain costs associated with the acquisition or development of internal-use software. Costs subject to capitalization are salaries and employee benefits for employees who are directly associated with and who devote time to the internal-use computer software project, to the extent of time spent directly on the project. Once the software is ready for its intended use, the UFJ Group begins to amortize capitalized costs on a straight-line basis over their estimated useful life of five years.

Accrued Severance and Pension Liabilities—The UFJ Group offers severance indemnity plans as well as certain annuity benefits to its employees. The liabilities related to the defined benefit plans are computed and recognized using an actuarial appraisal approach known as the projected unit credit method. Unrecognized net gains and losses that arise from differences between actual experiences and assumptions are amortized over the average remaining service period of participating employees if it exceeds the corridor, which is defined as the greater of 10% of plan assets or projected benefit obligation. An excess of the accumulated benefit obligation over the liability recognized in the consolidated balance sheets is accrued as the minimum liability, and a corresponding intangible asset is recognized up to the amount equal to the prior service cost. To the extent that the minimum liability exceeds the intangible asset, it is recognized as a reduction of stockholders’ equity. The cost of the plans is charged to Salaries and employee benefits. The UFJ Group uses a March 31 measurement date.

Long-Term Debt—Premiums, discounts and issuance costs of long-term debt are amortized based on the interest method over the term of the long-term debt.

Obligations under Guarantees—The UFJ Group provides customers with a variety of guarantees and similar arrangements, including standby letters of credit, financial and performance guarantees, credit protection and liquidity facilities. At the inception of the contract, UFJ Group records fees received or receivable as a

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

liability, which approximates the market value of the contract, which is then recognized within Fees and commissions ratably over the guarantee period.

Fees and Commissions—Revenue recognition of major components of fees and commissions is as follows:

•	Fees on funds transfer and collection services and fees from investment banking services are recognized as revenue when the related services are performed.

•	Fees from trade-related financing services are recognized over the period of the financing.

•	Trust fees are recognized on an accrual basis, based on the volume of trust assets under management and/or the operating performance for the accounting period of each trust account. With respect to trust accounts with guarantee of trust principal, trust fees are determined based on the profits earned by individual trust accounts during the trust accounting period, less deductions, including provision for reserve, impairment for individual investments and dividends paid to beneficiary certificate holders.

•	Annual fees and royalty and other service charges related to the credit card business are recorded on a straight-line basis as services are provided.

•	Interchange income from the credit card business is recognized as services are provided.

•	Service charges on deposit accounts and fees and commissions from other services are generally recognized over the period that the service is provided.

•	Fees on guarantees are recognized over the contractual periods of the respective guarantees.

Income Taxes—The provision for income taxes is comprised of the provision for income taxes currently payable and the provision for deferred income taxes, determined using the asset and liability method of accounting for income taxes. Under this method, deferred income taxes reflect the net tax effects of (1) temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes, and (2) operating loss and tax credit carryforwards. A valuation allowance is recognized for any portion of the deferred tax assets when it is considered more likely than not that it will not be realized. The provision for deferred taxes is based on the change in the net deferred tax asset or liability from period to period.

Earnings (Loss) per Common Share—Basic earnings per share (“EPS”) excludes dilutive effects of potential common stock and is computed by dividing income available to common stockholders by the weighted average number of common shares outstanding for the period, while diluted EPS gives effect to all dilutive potential common stocks that were outstanding during the period. Income available to common stockholders excludes amounts paid as dividends on preferred stock and accretion of discounts arising from beneficial conversion features of preferred stock. See Note 19 for the computation of basic and diluted EPS and Note 16 for information on preferred stock dividends and beneficial conversion features.

Treasury Stock— UFJ Holdings presents its treasury stock as a reduction of stockholders’ equity on the consolidated balance sheets at cost and accounts for treasury stock transactions under an average cost method. Any net gains from sales of treasury stocks are classified in capital surplus. Any losses on treasury stock sales in the excess of gains recognized from previous treasury stock sales are charged to accumulated deficit.

Accumulated Other Changes in Equity from Nonowner Sources —The UFJ Group’s Accumulated other changes in equity from nonowner sources comprises unrealized gains and losses on investment securities available for sale, minimum pension liability and foreign currency translation adjustments and is presented, net of related income tax effects, in the consolidated statements of changes in equity from nonowner sources.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Accounting Changes

Accounting pronouncements adopted within the periods presented include:

Variable Interest Entities—In January 2003 the FASB issued FIN 46, as described above under consolidation, and in December 2003, the FASB issued a revised version, “Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51” (“FIN 46R”). UFJ Group adopted FIN 46 with respect to entities created after January 31, 2003 effective February 1, 2003 and has consolidated any such entities for which it is the primary beneficiary. The UFJ Group is required to adopt FIN 46R with respect to entities created before February 1, 2003 in its interim reporting period beginning April 1, 2004. See Note 22 for information regarding variable interest entities in which UFJ Group has an interest.

Accounting for Asset Retirement Obligations— Effective April 1, 2003, the UFJ Group adopted SFAS No. 143, “Accounting for Asset Retirement Obligations”. SFAS No. 143 addresses the financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. SFAS No. 143 applies to the legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and/or the normal operation of a long-lived asset. A legal obligation is an obligation that a party is required to settle as a result of an existing or enacted law, statute, ordinance, written or oral contract, or by legal construction of a contract under the doctrine of promissory estoppel.

All of UFJ Group’s existing asset retirement obligations are associated with commitments to return property subject to operating leases to its original condition upon lease termination. At April 1, 2003, the UFJ Group recorded a ¥19,768 million long-term asset retirement liability, which is included in Other liabilities, and a corresponding increase in leasehold improvements. This amount represents the present value of expected future cash flows associated with returning UFJ Group’s leased properties to their original condition. The difference between the gross and present value of expected future cash flows is accreted over the life of the related leases as interest expense. Adoption of SFAS No. 143 resulted in a cumulative effect charge to net income at April 1, 2003 of ¥2,959 million. This adjustment represents the cumulative depreciation and accretion that would have been recognized through the date of adoption of SFAS No. 143 had the statement applied to UFJ Group’s existing asset retirement obligations at the time they were initially incurred. Additional asset retirement obligations of ¥3,820 million and accretion of ¥165 million were recognized during the year ended March 31, 2004. Accordingly, the asset retirement obligations outstanding at March 31, 2004 were ¥23,753 million.

Disclosure about Pension and Other Postretirement Benefits—In December 2003, the FASB revised SFAS No. 132 and issued SFAS No. 132 (revised 2003), “Employers’ Disclosures about Pensions and Other Postretirement Benefits, an amendment of FASB Statements No. 87, 88 and 106” (“SFAS No. 132R”). SFAS No. 132R revises employers’ disclosures about pension plans and other postretirement benefit plans. SFAS No. 132R requires additional disclosures about assets, obligations, cash flows and net periodic benefit cost of defined benefit plans and other postretirement benefit plans. The provisions of SFAS No. 132R are generally effective for financial statements with fiscal years ending after December 15, 2003. The UFJ Group adopted the provisions of SFAS No. 132R and included the required disclosures in the footnotes to the consolidated financial statements for the period ended March 31, 2004.

Other-Than-Temporary Impairment of Investment Securities—In November 2003, the FASB Emerging Issues Task Force, “EITF”, reached a consensus on Issue No. 03-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments” (“EITF 03-1”). EITF 03-1 requires certain additional quantitative and qualitative disclosures in addition to the disclosure already required by SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities”. The new disclosure has been included in

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

these consolidated financial statements to the extent applicable. On September 30, 2004, the FASB voted unanimously to delay the effective date of EITF 03-1 measurement provisions. The FASB will be issuing implementation guidance related to the measurement provisions of EITF 03-1. Once issued, the UFJ Group will evaluate the impact of adopting the measurement provisions of EITF 03-1.

Goodwill and Other Intangible Assets—Effective April 1, 2002, the UFJ Group adopted SFAS No. 142, “Goodwill and Other Intangible Assets”. SFAS No. 142 requires that goodwill, formerly amortized over its useful life, no longer be amortized but be tested for impairment at least annually. Further, SFAS No. 142 requires that intangible assets that have finite useful lives will continue to be amortized over their useful lives while intangible assets with indefinite lives will no longer be amortized but are subject to impairment testing at least annually.

The UFJ Group performed the required transitional impairment tests of goodwill and intangible assets with indefinite lives upon adoption of SFAS No. 142. The initial adoption resulted in a cumulative effect charge to earnings of ¥62 billion.

Derivative Financial Instruments—In April 2003, the FASB issued SFAS No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities”. SFAS No. 149 amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133. In particular, SFAS No. 149 (1) clarifies under what circumstances a contract with an initial net investment meets the characteristics of a derivative, (2) clarifies when a derivative contains a financing component that warrants special reporting in the statement of cash flows, (3) amends the definition of underlyings, one of three characteristics of derivatives, to include the occurrence or non-occurrence of a specified event such as scheduled payments under a contract and (4) amends certain other existing pronouncements, in particular, those related to the scope of instruments that are subject to the requirements of SFAS No. 133. SFAS No. 149 is generally effective for contracts entered into or modified after June 30, 2003. The adoption of SFAS No. 149 did not have a material impact on the UFJ Group’s financial position or results of operations.

Future Application of Accounting Pronouncements

Certain Financial Instruments with Characteristics of both Liabilities and Equity—In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity”. On November 7, 2003, FASB Staff Position No. 150-3, “Effective Date, Disclosures, and Transition for Mandatorily Redeemable Financial Instruments of Certain Nonpublic Entities and Certain Mandatorily Redeemable Noncontrolling Interests under FASB Statement No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity”, delayed the effective date of certain provisions of SFAS No. 150 for certain mandatorily redeemable noncontrolling interests.

SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective for UFJ Group’s interim reporting period beginning April 1, 2004. The adoption of SFAS No. 150 will not impact UFJ Group’s classification of liabilities and equities.

Transfer to the Japanese Government of the Substitutional Portion of Employee Pension Fund Liabilities—In January 2003, the EITF reached a consensus on Issue No. 03-2, “Accounting for the Transfer to the Japanese Government of the Substitutional Portion of Employee Pension Fund Liabilities”, (“EITF 03-2”). EITF 03-2 addresses the issue of how an employer should account for the separation of the substitutional portion of the benefit obligation of an Employees’ Pension Fund from the corporation portion, and the transfer of the obligation and related plan assets to the Japanese government. Pursuant to the consensus reached under EITF 03-2, the

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

entire separation process is required to be accounted for upon completion of the transfer to the government of the substitutional portion as the culmination of a series of steps in a single settlement transaction. The difference between the obligation settled and the assets transferred to the government is accounted for as a subsidy from the government separately from the gain or loss recognized on the settlement. See Note 14 for additional discussion on the transfer of the substitutional portion.

Loans and Debt Securities Acquired in a Transfer—In December 2003, the AICPA issued Statement of Position 03-3, “Accounting for Certain Loans or Debt Securities Acquired in a Transfer” (“SOP 03-3”), which supersedes AICPA Practice Bulletin 6, “Amortization of Discounts on Certain Acquired Loans” and addresses accounting for differences between contractual cash flows and cash flows expected to be collected from an investor’s initial investment in loans or debt securities acquired in a transfer if those differences are attributable, at least, in part, to credit quality. SOP 03-3 limits accretable yield to the excess of the investor’s estimate of undiscounted cash flows over the investor’s initial investment in the loan and prohibits the recognition of the non-accretable difference. Under SOP 03-3, subsequent increases in cash flows expected to be collected generally should be recognized prospectively through adjustment of the loan’s yield over its remaining life while any decreases in such cash flows should be recognized as impairments. SOP 03-3 also provides guidance with regard to presentation and disclosures.

SOP 03-3 is effective for loans and debt securities acquired by the UFJ Group in its fiscal year ended March 31, 2006 and thereafter. The UFJ Group has not completed an assessment of the impact of SOP 03-3 on its financial position or results of operations.

Exchanges of Nonmonetary Assets—In December 2004, the FASB issued SFAS No. 153, “Exchanges of Nonmonetary Assets—an amendment of APB Opinion No. 29”, The guidance in Accounting Principles Board (“APB”) Opinion No. 29, “Accounting for Nonmonetary Transactions”, is based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. The guidance in APB Opinion No. 29, however, included certain exceptions to that principle. SFAS No. 153 amends APB Opinion No. 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange.

SFAS No. 153 is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005, with earlier adoption permitted. The UFJ Group has not completed the study of what effect SFAS No. 153 will have on its financial position and results of operations. The UFJ Group expects to apply the provisions of SFAS No. 153 in its fiscal year ended March 31, 2007.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

2.    TRADING ACCOUNT ASSETS AND LIABILITIES

The following table shows trading account assets and liabilities, carried at estimated fair value, at March 31, 2003 and 2004. For trading derivative contracts executed under legally enforceable master netting agreements, related assets and liabilities are offset and reported net by counterparty.

	2003	2004
	(in millions)
Trading account assets:
Trading securities:
Japanese government, prefectural and municipal bonds	¥1,570,169	¥1,564,525
Commercial paper	11,116	24,892
Foreign governments bonds and other securities	1,510,359	1,811,422

Total trading securities	3,091,644	3,400,839

Trading derivative assets:
Interest rate contracts:
Forward and futures	250,120	150,330
Swaps and swap-related products	2,653,099	1,565,854
Options purchased	50,986	44,604

Total interest rate contracts	2,954,205	1,760,788

Foreign exchange contracts:
Forward and futures	105,047	162,629
Swaps	90,595	124,990
Options purchased	46,365	149,005

Total foreign exchange contracts	242,007	436,624

Other contracts, mainly equity and credit-related contracts	15,311	18,832
Netting derivatives under master netting agreements	(2,388,293)	(1,361,768)

Total	¥3,914,874	¥4,255,315

Trading account liabilities:
Trading securities sold, not yet purchased	¥1,557,081	¥1,957,730
Trading derivative liabilities:
Interest rate contracts:
Forward and futures	246,572	132,910
Swaps and swap-related products	2,471,657	1,416,457
Options written	47,618	39,821

Total interest rate contracts	2,765,847	1,589,188

Foreign exchange contracts:
Forward and futures	98,451	128,175
Swaps	102,598	140,086
Options written	63,195	154,943

Total foreign exchange contracts	264,244	423,204

Other contracts, mainly equity and credit-related contracts	9,199	61,603
Netting derivatives under master netting agreements	(2,388,293)	(1,361,768)

Total	¥2,208,078	¥2,669,957

See Note 27 for the methodologies and assumptions used to estimate fair value.

UFJ HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The UFJ Group performs trading activities through market-making, sales and arbitrage, while maintaining risk levels within appropriate limits in accordance with its risk management policy. Net trading gains (losses) for the fiscal years ended March 31, 2003 and 2004 comprise the following:

	2003	2004
	(in millions)

Interest rate and other derivative contracts	¥213,941	¥36,915
Trading securities, excluding derivatives	(251,412)	192,056

Trading account gains (losses)—net	(37,471)	228,971
Foreign exchange derivative contracts	32,627	97,730

Net trading gains (losses)	¥(4,844)	¥326,701

3.    INVESTMENT SECURITIES

The amortized cost and estimated fair values of available for sale investment securities and the related unrealized gains or losses at March 31, 2003 and 2004 are as follows:

	2003				2004
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated fair value	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated fair value
	(in millions)
Debt securities:
Japanese national government and agency bonds	¥10,474,855	¥132,180	¥1,742	¥10,605,293	¥13,528,628	¥48,967	¥13,523	¥13,564,072
Japanese prefectural and municipal bonds	382,490	17,711	153	400,048	309,614	5,584	—	315,198
Foreign governments and official institutions bonds	1,833,321	63,590	2,388	1,894,523	1,834,943	849	16,392	1,819,400
Corporate bonds	1,272,642	25,164	2,597	1,295,209	1,998,433	29,932	4,412	2,023,953
Mortgage-backed and asset-backed securities	915,731	14,268	398	929,601	527,875	962	1,927	526,910
Other debt securities	47,889	194	—	48,083	20,424	112	—	20,536
Marketable equity securities	1,549,907	321,013	16,866	1,854,054	1,158,726	681,477	3,224	1,836,979

Total	¥16,476,835	¥574,120	¥24,144	¥17,026,811	¥19,378,643	¥767,883	¥39,478	¥20,107,048

Included in net unrealized gains on available for sale investment securities in Accumulated other changes in equity from nonowner sources, net of taxes, are net unrealized holding gains from available for sale investment securities held by affiliated companies of ¥1,898 million and ¥12,457 million at March 31, 2003 and 2004, respectively. These affiliated companies are accounted for using the equity method and included in Other assets.

Nonmarketable equity securities presented in Other investment securities in the consolidated balance sheets are ¥171,031 million and ¥293,295 million at March 31, 2003 and 2004, respectively. The UFJ Group monitors the status of each investee including the credit ratings and changes in the UFJ Group’s share of net assets in the investees as compared with its share at the time of investment, to determine if any impairment losses are to be recognized.

UFJ HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The estimated fair value, which is the net carrying amount, of available for sale debt securities at March 31, 2004 by contractual maturity is shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without prepayment penalties. Securities not due at a single maturity date and securities embedded with call or prepayment options, such as mortgage-backed securities, are included in the table below based on their original contractual maturities.

Estimated fair value
(in millions)

Due in one year or less	¥6,660,789
Due from one year to five years	5,647,850
Due from five years to ten years	5,201,398
Due after ten years	760,032

Total	¥18,270,069

For the fiscal years ended March 31, 2003 and 2004, proceeds from sales of available for sale securities are ¥36,445,939 million and ¥36,322,558 million, respectively. For the fiscal years ended March 31, 2003 and 2004, gross realized gains on those sales are ¥536,067 million and ¥674,679 million, respectively, and gross realized losses on those sales are ¥115,831 million and ¥112,122 million, respectively. For the fiscal years ended March 31, 2003 and 2004, losses resulting from write-downs of investment securities that are classified as available for sale to reflect the decline in value considered to be other-than-temporary are ¥188,443 million and ¥132,701 million, respectively, which are included in Investment securities gains—net in the consolidated statements of operations.

For the fiscal years ended March 31, 2003 and 2004, losses resulting from write-downs of nonmarketable equity securities included in Other investment securities to reflect the impairment in value are ¥94,412 million and ¥114,171 million, respectively, which are included in Investment securities gains—net in the consolidated statements of operations.

The following table shows the fair value and gross unrealized losses of available for sale investment securities at March 31, 2004 that had unrealized losses, by length of time that individual securities have been in a continuous loss position. There are no securities with gross unrealized losses that have been in a continuous loss position of 12 months or more.

	Less than 12 months		Total
	Fair value	Unrealized losses	Number of securities
	(in millions)
Debt securities:
Japanese national government and agency bonds	¥2,883,543	¥13,523	16
Foreign governments and official institutions bonds	1,033,667	16,392	57
Corporate bonds	121,128	4,412	23
Mortgage-backed and asset-backed securities	188,787	1,927	11
Marketable equity securities	49,149	3,224	9

Total	¥4,276,274	¥39,478	116

UFJ HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The UFJ Group has determined that unrealized losses on available for sale securities at March 31, 2004 are temporary, based on its ability and intent to hold the security for a period of time sufficient to allow for anticipated recovery in fair value, and the results of its review conducted to identify and evaluate investments that have indications of possible impairments. The UFJ Group’s review included consideration of the following criteria:

•	The length of time that fair value of the investment has been below cost—The UFJ Group generally deems a continuous decline of fair value below cost for six months or more to be other-than-temporary.

Gross unrealized losses of less than 12 months generally arise from rising interest rates, widening credit spreads and credit quality of the underlying collateral. Based on expected cash flow analysis, such unrealized losses have been determined to be temporary.

•	The extent to which the fair value of investments has been below cost as of the end of the reporting period—The UFJ Group’s investment portfolio is exposed to volatile prices affected by many factors including investors’ perspectives as to future economic factors and the issuers’ performance, as well as cyclical market price fluctuations due to changes in market interest rates, foreign exchange rates and changes in credit spreads. The UFJ Group generally deems a decline of fair value below cost of 20% or more as a critical indicator of an other-than-temporary decline in fair value.

•	The financial condition and near-term prospects of the issuer—The UFJ Group considers the financial condition and near-term prospects of the issuer primarily based on the credit standing of the issuers as determined by the UFJ Group’s credit rating system.

Any deterioration in economic conditions or specific situations of the issuers of the securities could adversely affect the fair value of securities held by the UFJ Group.

Banks’ Shareholdings Purchase Corporation

Under a law forbidding banks from holding marketable equity securities in excess of their Tier I capital after September 30, 2006, the Banks’ Shareholdings Purchase Corporation (“BSPC”) was established in January 2002 in order to soften the impact on the stock market of sales of cross-shareholdings. BSPC began accepting share offers from financial institutions on February 15, 2002. It has been funded by financial institutions, including UFJ Bank and UFJ Trust, which made initial contributions of ¥2,000 million (“preferred contributions”) that are classified as available for sale debt securities. BSPC will be disbanded when it sells all shares that it purchased from financial institutions, or by March 31, 2017 at the latest. UFJ Bank and UFJ Trust have sold equity securities to BSPC’s Special Account.

Prior to August 2003, 8% of the proceeds from equity securities sold to the Special Account were withheld by the BSPC as subordinated contributions by the selling financial institutions. Subsequent to August 2003, no amounts have been withheld. As a result of the sales of securities during the fiscal years ended March 31, 2003 and 2004, the UFJ Group recorded total subordinated contributions of ¥3,192 million and ¥353 million, respectively, to the Special Account that are classified as available for sale debt securities.

Funding, in addition to the subordinated contributions, is provided from borrowings guaranteed by the Japanese government with a limit of ¥2 trillion. Upon disbanding the BSPC, the cumulative net loss, if any, of the BSPC will be compensated in the following order: subordinated contributions, preferred contributions and government acting as a guarantor. The cumulative net gain, if any, will be repaid in the following order: preferred contributions, subordinated contributions, pro rata basis to the preferred or subordinated contributions up to twice the contributions and Japanese government for more than twice the contributions. However, the cumulative net loss or gain cannot be finalized and none of the contributions will be repaid until upon disbanding

UFJ HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

the BSPC. During the fiscal year ended March 31, 2003, the UFJ Group recorded a total impairment loss of ¥6,955 million on its preferred and subordinated contributions based on the cumulative net loss of the BSPC at March 31, 2003 as if the BSPC has been disbanded at the time.

For the fiscal years ended March 31, 2003 and 2004, the UFJ Group sold to the Special Account equity securities with aggregated market values of ¥39,905 million and ¥410,277 million, and recognized gains of ¥7,044 million and ¥180,174 million, respectively, which are included in Trading account gains (losses) - net and Investment securities gains - net in the consolidated statements of operations.

The Bank of Japan

The Bank of Japan began purchasing marketable equity securities at fair value from banks, including UFJ Bank and UFJ Trust, from November 2002, aiming to enhance the stability of the Japanese financial system by reducing the amount of marketable equity securities on the balance sheets of banks. Transfers of securities to The Bank of Japan are sales transactions with no transferors’ continuing involvement. UFJ Bank and UFJ Trust sold marketable equity securities to The Bank of Japan with aggregate market values of ¥338,967 million and ¥76,465 million for the fiscal years ended March 31, 2003 and 2004, respectively.

Pension Trusts

UFJ Bank and UFJ Trust sponsor pension trusts designated to provide annuity benefits and lump sum severance indemnity plans to the plan participants. UFJ Bank and UFJ Trust contributed marketable equity securities that are classified as available for sale to the pension trusts with aggregate market values of ¥26,700 million and ¥116,697 million, and recognized gains of ¥16,292 million and ¥40,204 million for the fiscal years ended March 31, 2003 and 2004, respectively, which are included in Investment securities gains—net in the consolidated statements of operations.

UFJ HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

4.    LOANS

Loans at March 31, 2003 and 2004, before deduction of allowance for loan losses, by domicile and type of industry of borrowers are summarized below. Classification of loan by industry is based on the industry segment loan classification as defined by The Bank of Japan.

	2003	2004
	(in millions)
Domestic:
Manufacturing	¥5,848,096	¥5,370,456
Construction	1,587,462	1,282,612
Real estate	5,299,655	4,580,942
Services	3,722,414	3,178,511
Wholesale and retail	5,710,457	5,500,396
Banks and other financial institutions	4,610,625	4,181,529
Other industries	4,465,021	5,830,848
Consumer:
Mortgage loan	6,623,132	7,667,505
Other	5,804,241	5,231,207

Total domestic	43,671,103	42,824,006

Foreign:
Governments and official institutions	150,359	119,281
Banks and other financial institutions	79,291	131,831
Commercial and industrial	2,743,031	2,322,885
Other	44,499	33,675

Total foreign	3,017,180	2,607,672

Total	46,688,283	45,431,678
Less unearned income and deferred loan fees – net	3,618	11,626

Total	¥46,684,665	¥45,420,052

Non-accrual and Restructured Loans

Non-accrual and restructured loans are ¥7,146.9 billion and ¥5,065.1 billion at March 31, 2003 and 2004, respectively. Had interest on these loans been accrued at the original terms of agreement, gross interest income on such loans for the fiscal years ended March 31, 2003 and 2004 would have been approximately ¥175.9 billion and ¥126.8 billion, respectively, of which approximately ¥109.7 billion and ¥77.6 billion, respectively, is included in interest income on loans in the accompanying consolidated statements of operations. Accruing loans contractually past due 90 days or more are ¥22.9 billion and ¥19.8 billion at March 31, 2003 and 2004, respectively.

UFJ HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Impaired Loans

The UFJ Group’s impaired loans (evaluated individually) primarily include non-accrual loans and restructured loans. A summary of the balances of impaired loans and related allowance at March 31, 2003 and 2004 is shown below.

	2003		2004
	Recorded loan balance	Impairment allowance	Recorded loan balance	Impairment allowance
	(in millions)
Requiring an impairment allowance	¥6,360,350	¥2,644,242	¥4,230,532	¥1,966,715
Not requiring an impairment allowance	638,890	—	568,894	—

Total	¥6,999,240	¥2,644,242	¥4,799,426	¥1,966,715

The average investment in impaired loans is ¥7,289 billion and ¥5,923 billion, respectively, for the fiscal yearsended March 31, 2003 and 2004.

For the fiscal years ended March 31, 2003 and 2004, the UFJ Group recognized interest income of approximately ¥107.3 billion and ¥75.5 billion, respectively, on impaired loans. Cash receipts on non-accrual loans, for which the ultimate collectibility of principal is doubtful, are applied to principal reductions; otherwise, such collections are credited to income. Interest income on accruing impaired loans, including restructured loans, was recognized on an accrual basis to the extent that the collectibility of principal was reasonably certain based on management’s assessment.

Lease Receivables

As part of its financing activities, the UFJ Group enters into leasing arrangements with customers. The UFJ Group’s leasing operations are performed through leasing subsidiaries and consist principally of direct financing leases involving various types of data processing equipment, office equipment and factory equipment.

At March 31, 2003 and 2004, the components of the investment in direct financing leases are as follows:

	2003	2004
	(in millions)
Minimum lease rentals receivable	¥462,971	¥450,456
Estimated residual value of leased property	3,239	3,415
Less—unearned income	(25,618)	(28,832)

Gross investment in direct financing leases	¥440,592	¥425,039

Future minimum lease rentals receivable on direct financing at March 31, 2004 are as follows:

Fiscal year ending March 31:	(in millions	)
2005	¥157,929
2006	115,654
2007	85,472
2008	55,537
2009	26,023
2010 and thereafter	9,841

Total future minimum lease rentals receivable	¥450,456

UFJ HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Related Party Loans

In some cases, the banking subsidiaries of UFJ Holdings make loans to related parties in the course of their normal commercial banking business. At March 31, 2003 and 2004, outstanding loans to related parties were ¥669,012 million and ¥742,711 million, respectively.

These related party loans were made on substantially the same terms, including interest rates and collateral requirements, as were generally prevailing for unrelated borrowers at the date these loans were made. For the fiscal years ended and at March 31, 2003 and 2004, there are no loans to related parties that have been charged-off or that are impaired.

Concentrations of Credit Risk

Concentrations of credit risk arise when a number of customers are engaged in similar business activities, or activities in the same geographic region, or have similar economic features that would cause their ability to meet their contractual obligations to be similarly affected by changes in economic conditions. The UFJ Group manages its portfolio of financial instruments to achieve a level of diversification amongst industries and geographies. Historically it has been the principal provider of credit to certain large borrowers and the levels of collateral associated with those loans have varied. In addition during recent years it has also made loans to certain companies which have had significant exposures to the Japanese real estate market. The UFJ Group has put into place a series of measures to reduce its exposure to these large borrowers and to increase the level diversification of its portfolio.

Sales of Loans

The UFJ Group originates loans to various types of corporate and individual customers in Japan and overseas in the normal course of its business. In order to improve the quality of its loan portfolio, the UFJ Group has disposed of certain loans. Most of these loans were disposed of by sales to third parties and by entering into loan participation transactions without retaining the credit risk. The loan participation transactions did not meet the relevant conditions for sales accounting established in accordance with SFAS No. 140. Hence, these transactions are accounted for as collateralized borrowing transactions and not considered as loans held-for-sale. For the fiscal years ended March 31, 2003 and 2004, the losses on sales of loans were ¥49.7 billion and ¥8.9 billion, respectively.

Loan Securitization

The UFJ Group had no significant transfers of loans under securitization transactions accounted for as sales for the fiscal years ended March 31, 2003 and 2004 and did not retain any significant interests associated with loans transferred in securitizations at March 31, 2003 and 2004.

UFJ HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

5.    ALLOWANCE FOR LOAN LOSSES

Changes in the allowance for loan losses for the fiscal years ended March 31, 2003 and 2004 are shown below.

	2003	2004
	(in millions)
Balance at beginning of fiscal year	¥3,479,268	¥3,195,187

Provision for loan losses	511,898	313,124

Charge-offs	(897,151)	(1,148,858)
Recoveries	97,836	80,425

Net charge-offs	(799,315)	(1,068,433)

Other changes	3,336	(1,569)

Balance at end of fiscal year	¥3,195,187	¥2,438,309

Note:	Other changes principally include the effect of foreign exchange translation.

As explained in Note 4, loans were disposed of by sales during recent years. The allowance for these loans was removed and transferred to the valuation allowance for loans held-for-sale upon a decision to sell. Net charge-offs in the above table include the amount of charge-offs related to sales of loans amounting to ¥131.5 billion and ¥98.3 billion for the fiscal years ended March 31, 2003 and 2004, respectively.

6.    PREMISES AND EQUIPMENT

Premises and equipment at March 31, 2003 and 2004 consists of the following:

	2003	2004
	(in millions)
Land	¥255,174	¥237,682
Buildings	204,382	203,880
Equipment and furniture	351,298	347,857
Leasehold improvements	161,103	184,809
Construction in progress	742	744

Total	972,699	974,972
Less accumulated depreciation	384,650	401,191

Premises and equipment—net	¥588,049	¥573,781

Premises and equipment includes capitalized leases, principally related to data processing equipment, which amounts to ¥43,809 million and ¥54,278 million at March 31, 2003 and 2004, respectively. Accumulated depreciation on such capitalized leases at March 31, 2003 and 2004 amounted to ¥22,399 million and ¥29,895 million, respectively.

Depreciation expense of premises and equipment for the fiscal years ended March 31, 2003 and 2004 is ¥59,571 million and ¥52,361 million, respectively.

UFJ HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In March 2002, UFJ Bank entrusted its Tokyo headquarters, comprising land and building, to UFJ Trust under a noncancellable lease agreement for a 15 year period. At the same time, UFJ Bank sold the beneficiary trust right to a special purpose entity, which leased back the land and building to UFJ Bank. UFJ Bank accounted for this transaction as a financing arrangement, and recorded the total proceeds of ¥89,800 million as a financing obligation in addition to continuing to recognize the land and building. Under the lease agreement, UFJ Bank made non-interest-bearing deposits of ¥6,960 million with the buyer-lessor in March 2002. The lease payments are ¥6,960 million per year.

At March 31, 2003 and 2004, the financing obligation is ¥89,800 million and total annual rental payments amounted to ¥6,960 million for the years then ended.

For the fiscal year ended March 31, 2003, the UFJ Group recognized ¥3,237 million of impairment losses for long-lived assets, primarily domestic real estate assets formerly used for domestic banking operations that are no longer used and assets that are being used but are not generating sufficient cash flows to recover their carrying amount. In addition, ¥1,013 million and ¥4,123 million of impairment losses were recognized for real estate previously held for use now held for sale, for the fiscal years ended March 31, 2003 and 2004, respectively. These losses are included in Other non-interest expenses. In computing the amount of impairment losses, fair value is determined primarily based on market prices, if available, or the estimated fair value based on an appraisal.

7.    GOODWILL AND OTHER INTANGIBLE ASSETS

As discussed in Note 1, goodwill is primarily the result of Sanwa Bank’s acquisition of Tokai Bank and Toyo Trust at April 2, 2001. The business combination was accounted for under the purchase method. The aggregate purchase price for Tokai Bank and Toyo Trust was ¥2,931 billion including common and preferred stock. Goodwill and intangible assets of approximately ¥2,731 billion and ¥515 billion, respectively, were recorded. Prior to adoption of SFAS No. 142, goodwill was being amortized over 40 years.

Goodwill

The changes in the carrying amount of goodwill during the fiscal years ended March 31, 2003 and 2004 are as follows:

	Retail Banking	Corporate Banking	Global Banking & Trading	Trust Banking	Total
	(in millions)

Balance at April 1, 2002.	¥489,868	¥1,059,694	¥521,746	¥561,180	¥2,632,488
Impairment recognized by the transitional impairment test	—	—	—	62,000	62,000
Impairment recognized	—	—	—	194,000	194,000

Balance at March 31, 2003	¥489,868	¥1,059,694	¥521,746	¥305,180	¥2,376,488
Goodwill reversed due to reversal of valuation allowance on deferred tax assets (Note 8)	—	64,371	—	22,161	86,532

Balance at March 31, 2004.	¥489,868	¥995,323	¥521,746	¥283,019	¥2,289,956

See Note 25 for business segment information of the UFJ Group.

UFJ HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In September 2002, UFJ Group acquired an additional 59.82% interest in UFJ Card Co., Ltd., a credit card company, for ¥13,313 million, which was paid in cash.

In June 2002, UFJ Group acquired an additional 34.36% of the outstanding stock of Tsubasa Securities Co., Ltd. (“Tsubasa Securities”), a broker dealer affiliate of UFJ Group, through the merger of Tsubasa Securities with UFJ Capital Markets Securities Co., Ltd., a subsidiary of UFJ Holdings. The combined company was subsequently renamed UFJ Tsubasa Securities Co., Ltd. The additional interest acquired in Tsubasa Securities was valued at ¥21,970 million based on the fair value of Tsubasa Securities’ publicly traded stock. The purchase price was at a discount to Tsubasa Securities’ net assets and an extraordinary gain of ¥12,319 million was recorded.

On April 1, 2002, UFJ Group adopted SFAS No. 142, which requires companies to cease amortizing goodwill and intangible assets which have indefinite useful lives. SFAS No. 142 also requires that goodwill and indefinite-lived intangible assets be reviewed for impairment upon adoption and annually thereafter, or more often if events or circumstances warrant. Under SFAS No. 142, goodwill impairment may exist if the carrying value of the reporting unit to which it is allocated exceeds its estimated fair value.

Upon adoption of SFAS No. 142, UFJ Group reviewed the useful lives of its amortizable intangible assets— primarily core deposits, trust customer relationships and capitalized software and determined that they remained appropriate. In accordance with SFAS No. 142, UFJ Group performed a transitional impairment test of goodwill and intangible assets with indefinite lives as of April 1, 2002. UFJ Group identified eight reporting units. Goodwill was allocated to four of these reporting units on a relative fair value basis. Reporting units that were non-revenue producing or that were not expected to benefit significantly from the synergies of the business combinations were not allocated goodwill. In addition, insignificant reporting units were not allocated goodwill. The first step of the transitional test of impairment was performed by comparing the fair value of its reporting units to the carrying values of the reporting units to which goodwill was assigned.

If potential impairment of goodwill was indicated under the first step, step two for determining the amount of impairment of goodwill was performed. The second step requires UFJ Group to estimate the implied fair value of goodwill for each reporting unit by subtracting the fair value of the reporting unit’s assets, including any unrecognized intangibles, from the total fair value of the reporting unit. The excess is deemed the implied fair value of goodwill. The implied fair value of the goodwill was then compared to the carrying amount of goodwill for the reporting unit. Based on this analysis, UFJ Group recorded a charge for the cumulative effect of adopting SFAS No. 142 of ¥62 billion in its trust reporting unit.

In accordance with SFAS No. 142, UFJ Holdings continues to perform impairment tests on the remaining goodwill and indefinite-lived intangible assets on an annual basis, or more often if events or changes in circumstances indicate the assets may be impaired. During the fiscal year ended March 31, 2003, UFJ Group recorded an impairment charge of ¥194 billion in its trust reporting unit.

UFJ HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Other Intangible Assets

The table below presents the gross carrying amount, accumulated amortization and net carrying amount, in total and by major class of intangible assets at March 31, 2003 and 2004.

	2003			2004
	Gross carrying amount	Accumulated amortization	Net carrying amount	Gross carrying amount	Accumulated amortization	Net carrying amount
	(in millions)
Intangible assets subject to amortization:
Information technology	¥64,177	¥27,154	¥37,023	¥63,852	¥39,496	¥24,356
Software	194,057	85,811	108,246	223,987	104,916	119,071
Core deposit intangibles	327,430	66,183	261,247	327,430	98,115	229,315
Customer relationships	131,800	13,171	118,629	131,800	19,755	112,045
Other	1,639	792	847	3,828	813	3,015

Total	¥719,103	¥193,111	525,992	¥750,897	¥263,095	487,802

Intangible assets recorded in connection with the additional minimum pension liabilities under SFAS No. 87 (See Note 14)			10,643			—
Intangible assets not subject to amortization			8,080			7,671

Total			¥544,715			¥495,473

The estimated aggregate amortization expense for intangible assets for the next five years is as follows:

(in millions)
Fiscal year ending March 31,
2005	¥78,439
2006	76,436
2007	61,076
2008	56,009
2009	52,969

UFJ HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

8.    INCOME TAXES

The current and deferred income tax expense (benefit) for the fiscal years ended March 31, 2003 and 2004 is as follows:

	2003	2004
	(in millions)
Current:
Domestic	¥3,214	¥13,788
Foreign	4,438	459

Total	7,652	14,247

Deferred:
Domestic	14,731	76,300
Foreign	1,370	5,071

Total	16,101	81,371

Income tax expense	23,753	95,618

Income tax expense (benefit) reported in stockholders’ equity relating to:
Net unrealized gains (losses) on investment securities available for sale	(3,141)	5,527
Foreign currency translation adjustments	(548)	407

Total	(3,689)	5,934

Total	¥20,064	¥101,552

Income taxes in Japan applicable to the UFJ Group are imposed by the national, prefectural and municipal governments, and in the aggregate, resulted in a normal effective statutory rate of approximately 42.0% and 42.0% for the fiscal years ended March 31, 2003 and 2004, respectively. It should be noted that the largest entity within the UFJ Group, UFJ Bank, had a normal effective statutory rate of approximately 39.2% and 39.2% for the fiscal years ended March 31, 2003 and 2004, respectively. Foreign subsidiaries are subject to income taxes of the countries in which they operate.

In March 2003, the Japanese government passed an amendment to the local tax law and in October 2003 the Tokyo Metropolitan Government and the Osaka Prefectural Government enacted an additional surcharge tax. The effect of these amendments will be to adjust the normal effective statutory tax rate for the fiscal year ending March 31, 2005 to approximately 40.6%. The newly enacted rates are used in calculating the future expected tax effects of temporary differences as of March 31, 2003 and 2004 that are expected to reverse during and subsequent to the fiscal year ending March 31, 2005. The change in tax rate, used in calculating the future expected tax effects of temporary differences, resulted in a decrease of ¥77,925 million in consolidated income tax expense before valuation allowance for the fiscal year ended March 31, 2003 and of ¥23,531 million in consolidated income tax expense for the fiscal year ended March 31, 2004. After the valuation allowance, the net change in tax rate used in calculating the future expected tax effects of temporary differences, resulted in a decrease of ¥408 million and ¥504 million in consolidated income tax expense for the fiscal years ended March 31, 2003 and 2004, respectively.

In October 2003, the UFJ Group received notification of a tax refund of ¥25.7 billion relating to tax assessments previously made by the Tokyo Metropolitan Government and the Osaka Prefectural Government in relation to the fiscal years ended March 31, 2001 and 2002.

UFJ HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

A reconciliation of the effective income tax rate reflected in the accompanying consolidated statements of operations to the normal effective statutory tax rate at March 31, 2003 and 2004 is as follows:

	2003	2004
Normal effective statutory tax rate of UFJ Holdings	42.0%	42.0%
Increase (decrease) in taxes resulting from:
Nondeductible expenses	(0.5)	6.1
Undistributed (earnings) losses of foreign subsidiaries	(2.0)	0.8
Higher (lower) tax rates applicable to income of subsidiaries	3.5	(4.6)
Nontaxable income	—	(0.9)
Change in valuation allowance	(56.1)	(36.4)
Enacted change in tax rates—net	29.5	(3.3)
Realization of previously unrealized tax benefit of subsidiaries	4.8	9.1
Goodwill impairment	(27.9)	—
Per capita tax	(0.3)	0.2
Other—net	(2.0)	0.5

Effective income tax rate	(9.0)%	13.5%

Deferred tax assets and liabilities are computed for each tax jurisdiction using currently enacted tax rates applicable to periods when the temporary differences are expected to reverse. The tax effects of the items comprising the UFJ Group’s net deferred tax assets and liabilities at March 31, 2003 and 2004 are as follows:

	2003	2004
	(in millions)
Deferred tax assets:
Allowance for loan losses	¥1,648,336	¥1,428,952
Net operating loss carryforwards	895,580	808,406
Accrued severance indemnities and pension liabilities	246,671	121,967
Investment securities	346,843	182,805
Accrued liabilities and others	85,633	128,619
Sale-and-leaseback transactions	1,118	2,240
Derivative financial instruments	18,186	35,675
Depreciation	14,658	13,177
Foreign currency translations	1,797	942
Valuation allowance	(3,010,898)	(2,465,814)

Total deferred tax assets	247,924	256,969

Deferred tax liabilities:
Gain on establishment of retirement benefit trust	48,357	65,077
Intangible assets	154,515	135,618
Tangible assets	15,318	12,503
Accrued income	8,000	7,065
Deferred tax on undistributed earnings of foreign subsidiaries	29,434	42,944
Other	685	101

Total deferred tax liabilities	256,309	263,308

Net deferred tax liabilities	¥8,385	¥6,339

A valuation allowance is recorded when it is more likely than not that some portion of or all of the deferred tax asset will not be realized. The ultimate realization of the deferred tax asset depends on the ability to generate sufficient taxable income of the appropriate character in the future at the individual company level. UFJ Group has provided a valuation allowance for the major part of the deferred tax asset attributable to the UFJ Group’s subsidiaries with operating loss carryforwards and existing deductible temporary differences, primarily due to the existence of high levels of accumulated deficits, taxable losses and credit costs incurred in the past years for domestic subsidiaries.

UFJ HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The net change in the valuation allowance for the deferred income tax assets was a decrease of ¥545,084 million for the fiscal year ended March 31, 2004, which primarily reflected a decrease in such deductible temporary differences and operating loss carryforwards of these subsidiaries. The reduction in the valuation allowance against the deferred tax asset that existed at the acquisition date of Tokai Bank and Toyo Trust was applied to reduce goodwill by the amount of ¥86,532 million for the fiscal year ended March 31, 2004.

At March 31, 2004, the UFJ Group had operating loss carryforwards of ¥1,984,673 million and no tax credit carryforwards for tax purposes. Such carryforwards, if not utilized, are scheduled to expire as follows:

Operating loss carryforwards
(in millions)
Fiscal year ending March 31:
2005	¥45,530
2006	64,400
2007	5
2008	58
2009	48,026
2010	1,629,303
2011 and thereafter	197,351

Total	¥1,984,673

In March 2004, the Japanese government extended the period for operating loss carryforwards from five years to seven years under the corporate tax law. This change applied retroactively to operating loss carryforwards for fiscal years beginning on or after April 1, 2001.

Income (loss) before income tax expense, cumulative effect of change in accounting principle and extraordinary gain for the fiscal year ended March 31, 2003 and income before income tax expense and cumulative effect of change in accounting principle for the fiscal year ended March 31, 2004 are as follows:

	2003	2004
	(in millions)

Domestic income (loss)	¥(335,419)	¥661,695
Foreign income	71,045	44,611

Total	¥(264,374)	¥706,306

9.    PLEDGED ASSETS AND COLLATERAL

Pledged Assets

At March 31, 2004, the primary components of all assets mortgaged, pledged, or otherwise subject to lien with corresponding liabilities are as follows:

(in millions)
Trading securities	¥1,042,488
Investment securities	4,520,666
Loans	3,801,710
Other	41,521

Total	¥9,406,385

UFJ HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The above pledged assets are classified by type of liabilities to which they relate as follows:

(in millions)
Deposits	¥618,136
Call money and funds purchased	719,227
Payables under repurchase agreements and securities lending transactions	1,817,046
Other short-term borrowings and long-term debt	6,251,648
Other	328

Total	¥9,406,385

In addition, at March 31, 2004, the UFJ Group has pledged certain non-cash financial assets, aggregating ¥3,945,947 million as collateral for acting as a collection agent of public funds, for settlement of exchange at The Bank of Japan and Tokyo Bankers Association, for derivative transactions and for certain other purposes. Such assets primarily include loans and securities. The securities pledged consist principally of Japanese national government and Japanese government agency bonds.

Under Japanese law, Japanese banks are required to maintain certain minimum reserves on deposit with The Bank of Japan based on the amount of deposit balances and certain other factors. There are similar reserve deposit requirements for foreign offices engaged in banking businesses in foreign countries. At March 31, 2003 and 2004, the reserve funds maintained by the UFJ Group, which are included in Cash and due from banks and Interest-earning deposits in other banks, are ¥2,348,209 million and ¥2,381,921 million, respectively.

Collateral

The UFJ Group both accepts and pledges financial assets as collateral for transactions. Such transactions typically include commercial loans, repurchase and reverse repurchase agreements, security lending transactions, call money and derivatives transactions, while eligible collateral includes, marketable debt and equity securities, trade receivables and certificates of deposit.

Secured parties, including creditors and counterparties to certain transactions, may sell or re-pledge financial assets provided as collateral but their ability to do so differs according to interpretations of specific provisions of applicable statutes, contracts and market practices since certain contracts do not explicitly define the secured party’s right to sell or re-pledge collateral. The value of assets pledged is reported on the face of the consolidated balance sheet only when the UFJ Group determines, based on the information available to it, that a secured party is permitted to sell or re-pledge, either by contract or custom, the collateral it received.

At March 31, 2004, the UFJ Group pledged assets with a fair value of ¥10,637,477 million as collateral that it has determined may not be sold or re-pledged by the secured parties.

Certain banking subsidiaries accept collateral for commercial loans and other banking transactions under standardized agreements with customers which stipulate that customers may be required to provide collateral or guarantees. Applicable legislation in Japan generally permits collateral to be negotiated or transferred unless otherwise prohibited by contract or other statutes. Nevertheless, in common with market practice in Japan, the UFJ Group does not sell or re-pledge collateral accepted in connection with commercial loans unless a debtor defaults or other specified credit events occur.

Derivative agreements commonly used in the marketplace do not prohibit a secured party’s disposition of financial assets received as collateral. Similarly, in reverse repurchase agreements and securities borrowing transactions, assets accepted as collateral may be sold or re-pledged.

UFJ HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

At March 31, 2004, the fair value of the collateral accepted by the UFJ Group that is permitted to be sold or re-pledged was approximately ¥3,240,666 million, of which approximately ¥2,921,419 million was sold or re-pledged.

10.    DEPOSITS

The balances of time deposits, including certificates of deposit (“CDs”), issued in amounts of ¥10 million (approximately US$96 thousand at the Federal Reserve Bank of New York’s noon buying rate on March 31, 2004) or more with respect to domestic deposits and issued in amounts of US$100,000 or more with respect to foreign deposits are ¥14,817,984 million and ¥1,401,607 million, respectively, at March 31, 2003, and ¥15,046,435 million and ¥1,728,760 million, respectively, at March 31, 2004.

Maturities of domestic and foreign time deposits, including CDs at March 31 2004, are as follows:

	Domestic	Foreign
	(in millions)

Due in one year or less	¥20,250,772	¥1,751,408
Due after one year through two years	2,023,267	6,434
Due after two years through three years	1,705,962	1,355
Due after three years through four years	429,842	—
Due after four years through five years	441,797	158
Due after five years	203,683	—

Total	¥25,055,323	¥1,759,355

11.    CALL LOANS AND FUNDS SOLD, AND CALL MONEY AND FUNDS PURCHASED

A summary of call loans, call money and funds transactions at March 31, 2003 and 2004 is as follows:

	2003	2004
	(in millions)
Balance at end of the fiscal year:
Call money and funds purchased	¥1,571,397	¥2,204,080
Call loans and funds sold	213,670	252,169

Net funds purchased position	¥1,357,727	¥1,951,911

Call money and funds purchased:
Outstanding at end of fiscal year:
Amount	¥1,571,397	¥2,204,080
Weighted average interest rate	0.10%	0.04%

12.    DUE TO TRUST ACCOUNT

UFJ Trust holds assets on behalf of its customers in an agent, fiduciary or trust capacity. Such trust account assets are not the UFJ Group’s proprietary assets and are managed and accounted for separately. However, excess cash funds of individual trust accounts are often placed with UFJ Trust, which manages the funds together with its own funds in its proprietary account. Due to trust account reflects a temporary placement of the excess funds from individual trust accounts. In view of the UFJ Group’s funding, Due to trust account is similar to short-term funding, including demand deposits and other overnight funds purchased. The balance changes in

UFJ HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

response to the day-to-day changes in the excess funds placed by the trust accounts. The weighted average interest rate of Due to trust account transactions is 0.48% and 0.47% on the balance at the end of the fiscal years ended March 31, 2003 and 2004, respectively.

13.    SHORT-TERM BORROWINGS AND LONG-TERM DEBT

At March 31, 2003 and 2004, the UFJ Group had unused lines of credit amounting to ¥1,927,918 million and ¥2,381,096 million, respectively. The amounts principally consist of the lines of collateralized intraday overdrafts without interest charges and collateralized overnight loans on bills at the official discount rate granted by The Bank of Japan, which are used to cover shortages in The Bank of Japan account and to meet liquidity needs. The UFJ Group may borrow from The Bank of Japan on demand up to the total amount of collateral eligible for credit extension.

Short-term borrowings at March 31, 2003 and 2004 are comprised of the following:

	2003	2004
	(in millions)
Domestic offices:
Loans on notes and acceptances transferred with recourse (rediscount)	¥3,597,100	¥2,652,500
Commercial paper	757,730	1,442,990
Borrowings from financial institutions	1,039,161	798,302
Other	8,693	7,602

Total domestic offices	5,402,684	4,901,394

Foreign offices:
Commercial paper	67,275	50,980
Other	128,468	75,621

Total foreign offices	195,743	126,601

Total	¥5,598,427	¥5,027,995

Weighted average interest rate on outstanding balance at end of fiscal year	0.18%	0.11%

UFJ HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Long-term debt (with original maturities of more than one year) at March 31, 2003 and 2004 is comprised of the following:

	2003	2004
	(in millions)
UFJ Holdings:
Obligations under capital leases	¥13	¥8
Subordinated debt:
Perpetual bonds, payable in Japanese Yen, 0.41%	100,000	100,000

Total UFJ Holdings	100,013	100,008

UFJ Bank:
Obligations under capital leases	17,499	25,366
Obligation under sale-and-leaseback transactions	89,800	89,800
Loan participation borrowings	294,583	356,930
Unsubordinated debt:
Insurance companies and other institutions, due 2004-2028, principally 0.00%-6.30%	112,324	97,904
Fixed rate bonds, payable in Japanese Yen, due 2004-2009, principally 0.58%-2.08%	1,298,468	1,519,631
Adjustable rate bonds, payable in Japanese Yen, due 2014, 2.00%	20,000	20,000
Subordinated debt:
Fixed rate borrowings, payable in Japanese Yen, due 2004-2013, principally 1.95%-4.40%	271,000	271,000
Floating rate borrowings, payable in Japanese Yen, due 2005-2009, principally 1.65%-1.80%	7,800	7,800
Adjustable rate borrowings, payable in Japanese Yen, due 2009-2013, principally 1.22%-2.13%	167,500	191,000
Perpetual borrowings, payable in Japanese Yen, principally 1.31%-3.80%	47,000	47,000
Adjustable rate bonds, payable in Japanese Yen, due 2009-2013, principally 0.65%-1.27%	154,800	154,500
Fixed rate bonds, payable in Japanese Yen, due 2013, 1.30%	—	64,300
Fixed rate bonds, payable in United States Dollars, due 2011, 7.40%	238,775	209,251

Total UFJ Bank	2,719,549	3,054,482

UFJ Trust:
Obligation under capital leases	3,889	2,782
Loan participation borrowings	174,267	47,081
Unsubordinated debt:
Insurance companies and other institutions, due 2004, principally 0.90%-4.75%	9,005	9,001
Subordinated debt:
Fixed rate borrowings, payable in Japanese Yen, due 2005-2013, principally 2.61%-3.70%	9,000	9,000
Adjustable rate borrowings, payable in Japanese Yen, due 2010-2015, principally 1.65%-5.85%	35,000	35,000
Adjustable rate bonds, payable in Japanese Yen, due 2010-2011, principally 0.87%-2.20%	38,900	69,800

Total UFJ Trust	270,061	172,664

UFJ HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Other subsidiaries:
Obligation under capital leases	¥8,101	¥5,875
Unsubordinated debt:
Fixed rate borrowings, payable in Japanese Yen, due 2004-2008, principally 0.25%-6.00%	94,826	119,167
Floating rate borrowings, payable in Japanese Yen, due 2004-2005, principally 1.62%-1.65%	910	545
Fixed rate borrowings, payable in New Taiwan Dollars, due 2003, principally 6.20%-6.30%	448	—
Fixed rate bonds and notes, payable in Japanese Yen, due 2004-2007, principally 1.00%-23.20%	3,882	3,955
Fixed rate bonds and notes, payable in United States Dollars, due 2003-2007, principally 6.60%-8.00%	3,336	367
Fixed rate bonds, payable in Euro, due 2003, 4.20%	1,254	—
Adjustable rate bonds and notes, payable in Japanese Yen, due 2011-2023, principally 0.57%-4.48%	11,437	9,320
Adjustable rate bonds and notes, payable in United States Dollars, due 2005-2013, principally 3.50%-8.00%	—	1,715
Subordinated debt:
Fixed rate borrowings, payable in Japanese Yen, due 2004, 3.75%	5,058	4,989
Floating rate borrowings, payable in Japanese Yen, due 2005-2014, principally 0.23%-2.15%	8,058	15,989
Fixed rate bonds and notes, payable in Japanese Yen, due 2010-2014, principally 3.00%-4.90%	25,200	27,200
Adjustable rate bonds and notes, payable in Japanese Yen, due 2009-2013, principally 0.22%-4.00%	51,200	55,000
Fixed rate bonds and notes, payable in United States Dollars, due 2009-2013, principally 6.75%-8.35%	179,987	286,293
Perpetual bonds, payable in Japanese Yen, principally 0.42%-4.15%	152,300	103,800
Perpetual bonds, payable in United States Dollars, 8.75%	—	61,192
Borrowings of variable interest entities	2,684	26,511
Bonds and notes of variable interest entities	95,721	108,686

Total other subsidiaries	644,402	830,604

Total UFJ Group	¥3,734,025	¥4,157,758

Note:	Adjustable rate debts are debts where interest rates are reset in accordance with the terms of the debt agreements, and floating rate debts are debts where interest rates are repriced in accordance with movements of market interest rate indices.

The obligation under sale-and-leaseback transactions includes bonds of ¥62,000 million redeemable between 2005 and 2007, with adjustable rates from 0.743% to 3.273% and redeemable preferred equities of ¥27,800 million redeemable between 2005 and 2012, with the dividend rate capped in a range between 3.6% and 10.4%.

Certain unsubordinated bonds and notes (aggregating ¥15,357 million at March 31, 2004), and certain subordinated bonds and notes (aggregating ¥533,485 million at March 31, 2004) issued by subsidiaries are guaranteed, on a subordinated basis, by UFJ Bank, UFJ Trust or a subsidiary as to payment of principal and interest.

The interest rates for the adjustable and floating rate debt shown in the above table are those in effect at March 31, 2003 and 2004, respectively. Certain interest rates are determined by formulas and may be subject to certain minimum and maximum rates. Floating and adjustable rate debt agreements may provide for interest rate floors to prevent negative interest payments (i.e. receipts).

UFJ HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Certain debt agreements permit UFJ Bank, UFJ Trust and some other subsidiaries to redeem the related debt, in whole or in part, prior to maturity at the option of the issuer on terms specified in the respective agreements.

The following is a summary of maturities of long-term debt subsequent to March 31, 2004:

	UFJ Bank	UFJ Trust	UFJ Holdings and other subsidiaries	Total
	( in millions )
Fiscal year ending March 31:
2005	¥269,748	¥29,526	¥90,258	¥389,532
2006	611,735	25,131	56,334	693,200
2007	403,249	3,526	54,284	461,059
2008	410,507	2,180	27,968	440,655
2009	357,015	1,501	29,628	388,144
2010 and thereafter	1,002,228	110,800	672,140	1,785,168

Total	¥3,054,482	¥172,664	¥930,612	¥4,157,758

14.    SEVERANCE INDEMNITIES AND PENSION PLANS

Substantially all of the employees of UFJ Holdings are seconded by UFJ Bank and UFJ Trust. These employees are covered by the severance indemnity and annuity plans offered by each respective employer as discussed below.

The employees of UFJ Bank, UFJ Trust and certain other domestic subsidiaries are covered under lump-sum severance indemnity plans. Under the lump-sum severance indemnity plans, employees receive, at the time of termination of their employment either voluntarily or at contractual retirement age, benefit payments in the form of lump-sum cash payment. Employees with service of one year or more are eligible for the severance indemnity.

In addition to the lump-sum severance indemnities, UFJ Bank, UFJ Trust and certain other domestic subsidiaries offer funded annuity plans to their retiring employees. The annuity plans are established and administered pursuant to the Japanese Welfare Pension Insurance Law (“JWPIL”). Under the JWPIL, employers with 5 or more full-time employees are required to participate in the Welfare Pension, which is substantially similar to Social Security in the United States. Employers who participate in the Welfare Pension may, at their discretion, enhance annuity benefits by establishing additional plans known as Employees’ Pension Funds (“EPF”). The EPF generally comprises two parts, the corporate portion and the substitutional portion. The benefits paid from the substitutional portion are based on a standard remuneration table set forth by the JWPIL, whereas the benefits paid from the corporate portion is set forth by the employers that sponsor the plans or the EPF. The benefits provided by the corporate portion of the EPFs sponsored by the UFJ Group are generally based on the length of service and remuneration at the time of termination, except for UFJ Bank, which adopted a new plan formula in April 2002 based on “points” that employees accumulate over their careers, and determined based on job titles and certain professional certifications.

UFJ Trust and certain other domestic subsidiaries also offer retirement benefits under tax qualified pension plans, which are funded contributory defined annuity plans. These plans generally cover employees with a service period of 5 years or more, and the annuity benefits vest with the employees with a service period of 15 years or more. The plan provides lifetime annuity benefits with guaranteed annuity payment for 15 years commencing in the month following the month an eligible employee reaches age 60. The amount of annuity benefits is determined based on points that employees accumulate over their careers.

UFJ HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In June 2001, the JWPIL was amended to permit an employer to separate the substitutional portion and transfer the obligation and related assets to the government. In September 2002, UFJ Bank obtained an approval of exemption from the obligation for benefits related to future employee service related to the substitutional portion of its EPF, and started to make pension insurance payments to the government. UFJ Bank received a final approval for separation from the government in November 2004. In accordance with the provisions of EITF 03-2, the entire separation process is accounted for as a settlement upon completion of the transfer to the government of the substitutional portion of the benefit obligation and related plan assets, which happened immediately after the final approval was granted by the government. The benefit obligation and related plan assets pertaining to UFJ Bank’s substitutional portion at March 31, 2004 amounted to ¥211,099 million and ¥123,863 million, respectively.

The components of net periodic benefit cost for the years ended March 31, 2003 and 2004 are as follows:

	2003	2004
	(in millions)

Service cost—benefits earned during the fiscal year	¥26,472	¥22,313
Interest costs on projected benefit obligation	25,115	18,988
Expected return on plan assets	(30,372)	(25,893)
Amortization of unrecognized prior service cost	(4,083)	(5,206)
Amortization of net actuarial loss	643	24,347

Net periodic benefit cost	¥17,775	¥34,549

UFJ HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The changes in projected benefit obligation and plan assets, funded status and composition of amounts recognized in the consolidated balance sheets at March 31, 2003 and 2004 for the lump-sum severance indemnity plans and the annuity plans are as follows:

	2003			2004
	Severance indemnities plans and non- contributory annuity plans	Contributory annuity plans	Total	Severance indemnities plans and non- contributory annuity plans	Contributory annuity plans	Total
	(in millions)
Change in benefit obligation:
Projected benefit obligation at beginning of fiscal year	¥101,135	¥855,508	¥956,643	¥109,193	¥991,325	¥1,100,518
Service cost	7,178	19,294	26,472	6,306	16,007	22,313
Interest cost	2,623	22,492	25,115	1,859	17,129	18,988
Plan participants’ contributions	—	1,216	1,216	—	366	366
Acquisitions	6,184	—	6,184	—	—	—
Actuarial loss (gain)	3,899	119,513	123,412	(5,885)	(188,873)	(194,758)
Benefits paid	(11,826)	(26,698)	(38,524)	(15,902)	(26,481)	(42,383)

Projected benefit obligation at end of fiscal year	109,193	991,325	1,100,518	95,571	809,473	905,044

Change in plan assets:
Fair value of plan assets at beginning of fiscal year	68,753	790,595	859,348	66,460	671,600	738,060
Actual return (negative return) on plan assets	(11,406)	(147,821)	(159,227)	40,851	129,128	169,979
Acquisitions	1,633	—	1,633	—	—	—
Employer contributions	19,306	54,308	73,614	20,899	133,824	154,723
Plan participants’ contributions	—	1,216	1,216	—	366	366
Benefits paid	(11,826)	(26,698)	(38,524)	(15,902)	(26,481)	(42,383)

Fair value of plan assets at end of fiscal year	66,460	671,600	738,060	112,308	908,437	1,020,745

Funded status of the plan	(42,733)	(319,725)	(362,458)	16,737	98,964	115,701
Unrecognized net actuarial loss	43,124	346,245	389,369	10,488	101,430	111,918
Unrecognized prior service cost	9,827	(51,878)	(42,051)	9,147	(100,523)	(91,376)

Net pension asset (liability) amount recognized	¥10,218	¥(25,358)	¥(15,140)	¥36,372	¥99,871	¥136,243

Amounts recognized in the balance sheets:
Prepaid pension cost	¥275	¥—	¥275	¥50,876	¥104,067	¥154,943
Accrued pension liability	(36,618)	(299,290)	(335,908)	(14,504)	(6,954)	(21,458)
Intangible assets	10,643	—	10,643	—	—	—
Accumulated other changes in equity from nonowner sources	35,918	273,932	309,850	—	2,758	2,758

Net pension asset (liability) amount recognized	¥10,218	¥(25,358)	¥(15,140)	¥36,372	¥99,871	¥136,243

Accumulated benefit obligation at end of fiscal year	¥88,264	¥947,830	¥1,036,094	¥74,225	¥784,303	¥858,528

At March 31, 2003, the projected benefit obligation and accumulated benefit obligation are in excess of the fair value of plan assets for all plans. The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for plans with benefit obligations in excess of plan assets at March 31, 2004 are

UFJ HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

¥25,193 million, ¥23,795 million and ¥2,758 million, respectively. The change in the amount included within other changes in equity from nonowner sources for the period arising from the additional minimum pension liability recognized is an increase of ¥303,681 million and a decrease of ¥307,092 million for the years ended March 31, 2003 and 2004, respectively.

During the fiscal years ended March 31, 2003 and 2004, the UFJ Group contributed marketable equity securities with fair value totaling ¥26,700 million and ¥116,697 million, respectively, to the pension trusts designated to pay annuity benefits and lump sum severance indemnities and recognized a gain of ¥16,292 million and ¥40,204 million, respectively.

The UFJ Group expects to contribute ¥33,800 million to the severance indemnity and annuity plans during the year ending March 31, 2005.

During the year ended March 31, 2003 and 2004, certain subsidiaries of UFJ Holdings instituted early retirement plans under which employees accepting early retirement were entitled to receive benefits in addition to regular retirement benefits. The expense recognized in connection with such additional benefits amounted to ¥14,069 million and ¥10,734 million for the years ended March 31, 2003 and 2004, respectively.

Weighted-average actuarial assumptions used to determine net periodic benefit cost for the years ended March 31, 2003 and 2004 and net obligations at March 31, 2003 and 2004 are as follows:

	2003	2004
Weighted-average assumptions used:
Discount rate in determining expense	2.63%	1.74%
Discount rate in determining benefit obligation	1.74	2.49
Rate of increase in future compensation level for determining expense	5.11	5.11
Rate of increase in future compensation level for determining benefit obligation	5.11	4.96
Expected rate of return on plan assets	3.53	2.57

The UFJ Group determines its assumptions for the expected rate of return on plan assets using a forward-looking building block approach. In the forward-looking building block approach, the rate of return for each component of the plan assets is derived using long-term historical performance and forward-looking return expectations based on future prospects of the economy and capital markets. The expected rate of return on plan assets is the average of the expected rates of return that is weighted by portfolio allocation.

The primary objective of the UFJ Group’s investment policy is to maximize return for an appropriate level of risk the UFJ Group can assume to ensure that, combined with the UFJ Group’s contributions, funds will be available to cover future benefit payments to the plan participants.

UFJ HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The plan assets are separately administered by each of UFJ Group’s subsidiaries. The asset allocation at March 31, 2003 and 2004 as well as the target asset allocation of UFJ Bank and UFJ Trust, the two largest subsidiaries of UFJ Group, are as follows.

The allocation of plan assets for UFJ Bank’s annuity plan is as follows:

Asset category	Assets ratio at March 31,
	2003	2004
EPF assets
Japanese equity securities	24.58%	23.41%
Japanese debt securities	11.50	28.86
General account of life insurance companies	34.89	—
Non-Japanese equity securities	19.68	14.51
Non-Japanese debt securities	6.28	8.14
Short-term assets	3.07	25.08

	100.00%	100.00%

In addition to the EPF assets above, UFJ Bank sponsors pension trusts designated to provide annuity benefits and lump sum severance indemnities to the plan participants, which almost entirely comprise Japanese equity securities.

The general account of life insurance companies is a product offered by life insurers with a guaranteed rate of return, where funds are pooled and invested in securities with relatively low market risk such as Japanese government bonds.

The plan assets belonging to the substitutional portion of the EPF are invested in risk-free assets to avoid potential depreciation in value and incurrence of a loss at the time of the transfer to the government. At March 31, 2003, such plan assets were included in the general account of life insurance companies. The general account of life insurance companies was subsequently cancelled and the fund has been reallocated to short-term assets at March 31, 2004.

Japanese equity securities include the UFJ Group’s common stock in the amounts of ¥187 million and ¥782 million at March 31, 2003 and 2004, respectively.

UFJ Bank’s target asset allocation for the EPF assets including those pertaining to the substantial portion at March 31, 2004 is as follows:

Asset category	Asset ratio
EPF assets
Japanese equity securities	22.0%
Japanese debt securities	30.0
Non-Japanese equity securities	15.0
Non-Japanese debt securities	8.0
Short-term assets	25.0

Total	100.0%

UFJ HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The allocation of plan assets for UFJ Trust’s annuity plan is as follows:

Asset category	Asset ratio at March 31,
	2003	2004
EPF assets
Japanese equity securities	32.93%	36.73%
Japanese debt securities	38.79	36.30
Non-Japanese equity securities	21.15	19.58
Non-Japanese debt securities	5.64	5.22
Others	1.49	2.17

Total	100.0%	100.0%

Japanese equity securities include the UFJ Group’s common stock in the amounts of ¥13 million and ¥67 million at March 31, 2003 and 2004, respectively.

Similar to UFJ Bank, UFJ Trust sponsors pension trusts designated to provide annuity benefits and lump sum severance indemnities to the plans’ participants, which almost entirely comprise Japanese equity securities. In addition to the pension trusts, UFJ Trust sponsors a separate plan asset for the tax-qualified pension plan, which is held in the general account of life insurance companies.

UFJ Trust’s target asset allocation for the EPF assets at March 31, 2004 is as follows:

Asset category	Asset ratio
EPF assets
Japanese equity securities	37.0%
Japanese debt securities	36.0
Non-Japanese equity securities	20.0
Non-Japanese debt securities	5.0
Others	2.0

Total	100.0%

The original implementation date of the Statement of Financial Accounting Standards No. 87, “Employers’ Accounting for Pensions” (“SFAS No. 87”), was the fiscal year beginning after December 15, 1988 for non-US plans. Due to the unavailability of data, however, the UFJ Group adopted SFAS No. 87 from the fiscal year ended March 31, 2002 for the purpose of the consolidated financial statements. Because the expected future service period of the existing employees as at the adoption date was approximately 12 years assuming that SFAS No. 87 had been adopted at its original implementation date, the net transition obligation of ¥252,598 million was charged directly to equity in its entirety as at March 31, 2002.

UFJ HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

15.    OTHER ASSETS AND LIABILITIES

Major components of other assets and liabilities at March 31, 2003 and 2004 are as follows:

	2003	2004
	(in millions)
Other assets:
Investments in affiliated companies	¥58,371	¥267,404
Other real estate owned, net	4,524	3,610
Non-interest-earning deposits with the Special Fund and the New Fund	169,884	174,582
Prepaid pension cost (Note 14)	275	154,943
Deposits with exchanges	54,861	110,057
Lease deposits	107,894	97,410
Other	249,131	361,902

Total	¥644,940	¥1,169,908

Other liabilities:
Deferred tax liabilities (Note 8)	¥32,220	¥69,658
Allowance for credit losses on acceptances and off-balance sheet credit instruments	67,523	68,354
Accrued pension liability (Note 14)	335,908	21,458
Minority interest	850,816	841,775
Unearned income	159,771	194,160
Accrued and other liabilities	160,186	243,547
Guarantees and indemnifications	62,905	112,441

Total	¥1,669,329	¥1,551,393

Investments in affiliated companies are accounted for using the equity method. Among the investments are affiliated companies which are listed companies. The investment in such companies is carried at ¥41,782 million and ¥49,616 million, respectively, at March 31, 2003 and 2004. The corresponding aggregated market values for such listed affiliated companies are ¥44,002 million and ¥62,138 million as at March 31, 2003 and 2004, respectively.

At March 31, 2003 and 2004, the valuation allowance to reduce the carrying amounts of other real estate owned, which represents assets acquired through foreclosure, to their estimated fair value less estimated cost to sell is ¥1,589 million and ¥1,272 million, respectively. The valuation allowance decreased by ¥671 million and ¥317 million, respectively, during the fiscal years ended March 31, 2003 and 2004.

Government-led Loan Restructuring Program

Under the legislation enacted by the Japanese Diet in June 1996, which incorporates the restructuring program for the loans of seven failed housing-loan companies (the “Jusen”), the Deposit Insurance Corporation (“DIC”) established the Housing Loan Corporation (“HLAC”) to collect and dispose of loans of the liquidated Jusen. In 1999, HLAC merged with the Resolution and Collection Bank Limited to create the Resolution and Collection Corporation (“RCC”), which is wholly owned by the DIC.

Financial institutions, including the UFJ Group, waived repayment of substantial amounts of loans to the Jusen and transferred the remaining balances to HLAC. Financial institutions were requested to make loans to HLAC to finance its collection activities, and in the fiscal year ended March 31, 1997, the UFJ Group made loans

UFJ HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

to HLAC of ¥295,626 million with an original maturity term of 15 years, which were included in the loan portfolio at March 31, 2003 and 2004. The 15-year term loans to HLAC, which are guaranteed by the DIC under the legislation and loan agreements, mature in 2011 and earn interest at TIBOR (Tokyo Interbank Offered Rate) plus 0.125%.

Under this restructuring program, a Financial Stabilization Fund (the “Special Fund”) was established within the DIC, and the Bank of Japan and other financial institutions established another fund (the “New Fund”). These funds are principally invested in Japanese government bonds. The UFJ Group made non-interest-earning deposits of ¥214,023 million with the Special Fund and the New Fund in the fiscal year ended March 31, 1997. The deposit balances at March 31, 2003 and 2004, which are included in Other assets, are ¥169,884 million and ¥174,582 million, respectively, reflecting a present value discount and subsequent amortization of the discount during the period until the expected maturity date. The non-interest-earning deposits with these funds are expected to mature in 15 years from the deposit dates, which coincides with the planned operational lifespan of HLAC.

It is uncertain what losses (so-called “stage two loss”), if any, may ultimately be incurred by RCC through the collection of the Jusen loans during the 15-year term. If any such losses ultimately occur, the law concerning Reorganizing Specialized Housing Loan Companies (the “Jusen Law”) states that Japanese government can compensate for half of such losses, and the DIC can cover the remaining half of the losses. The investment income to be earned by the Special Fund and the New Fund during the 15 years is used by the DIC to compensate for a portion of the public funds used for the Jusen restructuring.

In addition, the Jusen Law states that the DIC can use funds held in the general account to eliminate the cumulative losses incurred at the Special Fund up to the amount prescribed in the Jusen Law. The DIC receives insurance premiums from insured banks at a specified percentage of their deposit balances and manages the insurance premiums in the general accounts. The utilization of funds managed in the general account will be determined by the Operating Committee at the DIC and approved by the Prime Minister and the Minister of Finance.

At this time management believes all loans and deposits will be collectible according to their respective terms.

16.    COMMON STOCK, PREFERRED STOCK AND CAPITAL SURPLUS

The change in the number of shares of common stock outstanding during the fiscal years ended March 31, 2003 and 2004 is as follows:

	2003	2004
	(number of shares)

Balance at beginning of fiscal year	4,858,856	5,036,314
Issuance of new shares of common stock upon conversion of shares of Class I, III and VI Preferred stock	177,458	57,094

Balance at end of fiscal year	5,036,314	5,093,408

UFJ HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Preferred stock issued and outstanding at March 31, 2003 and March 31, 2004 is as follows:

	Outstanding at March 31, 2002	Conversion to shares of common stock during the year	Outstanding at March 31, 2003	Conversion to shares of common stock during the year	Outstanding at March 31, 2004
	(number of shares)
Preferred stock
Class I	17,571	(3,502)	14,069	(527)	13,542
Class II	200,000	—	200,000	—	200,000
Class III	49,149	(15,662)	33,487	(16,498)	16,989
Class IV	150,000	—	150,000	—	150,000
Class V	150,000	—	150,000	—	150,000
Class VI	80,000	(70,977)	9,023	(8,015)	1,008
Class VII	200,000	—	200,000	—	200,000

	Par value at March 31, 2002	Conversion to shares of common stock during the year	Par value at March 31, 2003	Conversion to shares of common stock during the year	Par value at March 31, 2004
	(in millions)
Preferred stock
Class I	¥26,356	¥(5,253)	¥21,103	¥(790)	¥20,313
Class II	300,000	—	300,000	—	300,000
Class III	49,149	(15,662)	33,487	(16,498)	16,989
Class IV	150,000	—	150,000	—	150,000
Class V	150,000	—	150,000	—	150,000
Class VI	40,000	(35,488)	4,512	(4,008)	504
Class VII	100,000	—	100,000	—	100,000

Total	¥815,505	¥(56,403)	¥759,102	¥(21,296)	¥737,806

Shares of Preferred stock that are converted to shares of Common stock are cancelled and retired when converted; for Class I through VII Preferred stock the number of shares authorized and issued is equal to the number outstanding. UFJ Holdings is authorized to issue 700,000 shares each of Class VIII and IX Preferred stock, none of which have been issued.

	Cash dividends for the year ended March 31,
	2003	2004
	(in millions)
Preferred stock
Class I	¥984	¥264
Class II	4,770	1,590
Class III	5,055	1,151
Class IV	4,185	1,395
Class V	4,365	1,455
Class VI	474	24
Class VII	3,450	1,150

Total	¥23,283	¥7,029

UFJ HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The portion of proceeds from the sale of shares that is designated as capital stock is determined by resolution of the Board of Directors of UFJ Holdings; however, at least 50% of the issue price of newly issued shares is required to be designated as capital stock under the Japanese Commercial Code (the “Code”). Proceeds in excess of amounts designated as capital stock are designated as capital surplus.

Convertible preferred stock contains a beneficial conversion feature if the effective conversion price (either initially or after being reset) for a share of common stock upon conversion is less than the market price of a share of common stock when the preferred stock was issued. UFJ Holdings accounts for the beneficial conversion features of its preferred stock under the recognition and measurement principles of EITF Issue No. 98-5 “Accounting for Convertible Securities with Beneficial Conversions Features or Contingently Adjustable Conversion Ratios” and EITF Issue No. 00-27 “Application of EITF Issue No. 98-5 to Certain Convertible Instruments”.

Beneficial conversion feature discounts are measured as the excess of the market price of a share of common stock when the preferred stock is issued over the initial or reset preferred stock conversion price per share of common stock. Beneficial conversion feature discounts are charged to capital surplus when recognized and amortized to accumulated deficit, as non-cash preferred dividends using the effective yield method. Initial beneficial conversion feature discounts are amortized over the period from the issuance date of the preferred stock to the mandatory conversion date. Contingent beneficial conversion feature discounts are recognized when the reset conversion price is determinable and amortized over the period from the conversion price reset date to the mandatory conversion date. Any unamortized beneficial conversion feature discount remaining when preferred stock is converted at the option of the holder before the mandatory conversion date is immediately charged to accumulated deficit as a non-cash preferred dividend.

Significant terms of Preferred stock as of March 31, 2004 consisted of the following:

Class I Preferred stock

Class I preferred stockholders are entitled to receive annual non-cumulative dividends of ¥37,500 per share with priority over common stockholders, and a distribution of ¥3,000,000 per share upon the liquidation of UFJ Holdings.

Class I Preferred stock is convertible into fully paid shares of UFJ Holdings common stock at the election of holders from and including the day of establishment of UFJ Holdings to and including July 31, 2005, except during certain excluded periods, at an initial conversion price of ¥850,600 per share of common stock, subject to anti-dilution adjustments. The conversion price was subject to reset on August 1 of 2001, 2003 and 2004 to the average market price of the common stock for the 30 trading day period beginning 45 trading days prior to each reset date, if the average market price were less than the conversion price prior to the reset, but not less than ¥750,000 per share. All Class I Preferred stock outstanding on August 1, 2005 will be mandatorily converted into shares of common stock at a conversion ratio of ¥3,000,000 divided by the higher of (x) the average market price of the common stock for the 30 trading day period beginning 45 trading days prior to August 1, 2005 and (y) ¥750,000.

The conversion price for Class I Preferred stock was reset on August 1, 2001 to ¥750,000 per share of common stock, giving rise to an aggregate contingent beneficial conversion feature discount of ¥3,200 million, which is being amortized through August 1, 2005.

UFJ HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Class II Preferred stock

Class II preferred stockholders are entitled to receive annual non-cumulative dividends of ¥15,900 per share with priority over common stockholders, and a distribution of ¥3,000,000 per share upon the liquidation of UFJ Holdings.

Class II Preferred stock is convertible into fully paid shares of UFJ Holdings common stock at the election of holders from and including July 1, 2001 to and including July 31, 2008, except during certain excluded periods, at an initial conversion price of ¥1,050,000 per share of common stock, subject to anti-dilution adjustments. The conversion price is subject to reset annually on August 1, from 2001 to 2007 to the average market price of the common stock for the 30 trading day period beginning 45 trading days prior to each reset date, multiplied by 1.025, but not less than ¥1,050,000 per share. All Class II Preferred stock outstanding on August 1, 2008 will be mandatorily converted into shares of common stock at a conversion ratio of ¥3,000,000 divided by the higher of (x) the average market price of the common stock for the 30 trading day period beginning 45 trading days prior to August 1, 2008 and (y) ¥750,000.

Class III Preferred stock

Class III preferred stockholders are entitled to receive annual non-cumulative dividends of ¥68,750 per share with priority over common stockholders, and a distribution of ¥2,000,000 per share upon the liquidation of UFJ Holdings.

Class III Preferred stock is convertible into fully paid shares of UFJ Holdings common stock at the election of holders from and including the day of establishment of UFJ Holdings to and including September 30, 2004, except during certain excluded periods, at an initial conversion ratio of 0.888 share of common stock per share of preferred stock, subject to anti-dilution adjustments. The conversion ratio was subject to reset on October 5 of 2001, 2002 and 2003 to ¥2,000,000 divided by the average market price of the common stock for the 30 trading day period beginning 45 trading days prior to each reset date, but not less than 0.888 or more than 2.480. All Class III Preferred stock outstanding on October 1, 2004 will be mandatorily converted into common stock at a conversion ratio of ¥2,000,000 divided by the higher of (x) the average market price of the common stock for the 30 trading day period beginning 45 trading days prior to October 1, 2004 and (y) ¥806,500.

Class IV Preferred stock

Class IV preferred stockholders are entitled to receive annual non-cumulative dividends of ¥18,600 per share with priority over common stockholders, and a distribution of ¥2,000,000 per share upon the liquidation of UFJ Holdings.

Class IV Preferred stock is convertible into fully paid shares of UFJ Holdings common stock at the election of holders from and including July 1, 2002 to and including March 30, 2009, except during certain excluded periods, at an initial conversion ratio of 2.202 shares of common stock per preferred stock, subject to anti-dilution adjustments. The conversion ratio is subject to reset annually on October 5 from 2002 to 2008 to ¥2,000,000 divided by the average market price of the common stock for the 30 trading day period beginning 45 trading days prior to each reset date multiplied by 1.035, but not more than 3.543. All Class IV Preferred stock outstanding on March 31, 2009 will be mandatorily converted into common stock at a conversion ratio of ¥2,000,000 divided by the higher of (x) the average market price of the common stock for the 30 trading day period beginning 45 trading days prior to March 31, 2009 and (y) ¥564,500.

The conversion ratio for the Class IV Preferred stock was reset on October 5, 2002 to 3.543 shares of common stock per share of preferred stock, giving rise to an aggregate contingent beneficial conversion feature discount of ¥88,246 million, which is being amortized through March 31, 2009.

UFJ HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Class V Preferred stock

Class V preferred stockholders are entitled to receive annual non-cumulative dividends of ¥19,400 per share with priority over common stockholders, and a distribution of ¥2,000,000 per share upon the liquidation of UFJ Holdings.

Class V Preferred stock is convertible into fully paid shares of UFJ Holdings common stock at the election of holders from and including July 1, 2003 to and including March 30, 2009, except during certain excluded periods, at an initial conversion ratio of 2.202 shares of common stock per share of preferred stock, subject to anti-dilution adjustments. The conversion ratio is subject to reset annually on October 5 from 2003 to 2008 to ¥2,000,000 divided by the average market price of the common stock for the 30 trading day period beginning 45 trading days prior to each reset date multiplied by 1.035, but not more than 3.543. All Class V Preferred stock outstanding on March 31, 2009 will be mandatorily converted into common stock at a conversion ratio of ¥2,000,000 divided by the higher of (x) the average market price of the common stock for the 30 trading day period beginning 45 trading days prior to March 31, 2009 and (y) ¥564,500.

The conversion ratio for the Class V Preferred stock was reset on October 5, 2003 to 3.543 shares of common stock per share of preferred stock, giving rise to an aggregate contingent beneficial conversion feature discount of ¥89,434 million, which is being amortized through March 31, 2009.

Class VI Preferred stock

Class VI preferred stockholders are entitled to receive annual non-cumulative dividends of ¥5,300 per share with priority over common stockholders, and a distribution of ¥1,000,000 per share upon the liquidation of UFJ Holdings.

Class VI Preferred stock is convertible into fully paid shares of UFJ Holdings common stock at the election of holders from and including the day of establishment of UFJ Holdings to and including July 31, 2014, except during certain excluded periods, at an initial conversion price of ¥710,900 per share of common stock, subject to anti-dilution adjustments. The conversion price was subject to reset annually on August 1 from 2001 to 2013 to the average market price of the common stock for the 30 trading day period beginning 45 trading days prior to each reset date, if the average market price were less than the conversion price prior to the reset, but not less than ¥569,600 per share. All Class VI Preferred stock outstanding on August 1, 2014 will be mandatorily converted into shares of common stock at a conversion ratio of ¥1,000,000 divided by the higher of (x) the average market price of the common stock for the 30 trading day period beginning 45 trading days prior to August 1, 2014 and (y) ¥497,600.

The conversion ratio for the Class VI Preferred stock was reset on August 1, 2001 to 1.5408 shares of common stock per share of preferred stock, giving rise to a contingent beneficial conversion feature discount of ¥5,755 million, which is being amortized to August 1, 2014. The conversion ratio for Class VI Preferred stock was further reset on August 1, 2002 to 1.7556 shares of common stock per share of preferred stock, giving rise to an additional contingent beneficial conversion feature discount of ¥12,389 million, which is being amortized through August 1, 2014.

Class VII Preferred stock

Class VII preferred stockholders are entitled to receive annual non-cumulative dividends of ¥11,500 per share with priority over common stockholders, and a distribution of ¥1,000,000 per share upon the liquidation of UFJ Holdings.

UFJ HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Class VII Preferred stock is convertible into fully paid shares of UFJ Holdings common stock at the election of holders from and including the day of establishment of UFJ Holdings to and including July 31, 2009, except during certain excluded periods, at an initial conversion price of ¥704,300 per share of common stock, subject to anti-dilution adjustments. The conversion price was subject to reset annually on June 30 from 2001 to 2008 to the average market price of the common stock for the 30 trading day period beginning 45 trading days prior to each reset date, if the average market price were less than the conversion price prior to the reset, but not less than ¥493,500 per share. All Class VII Preferred stock outstanding on August 1, 2009 will be mandatorily converted into shares of common stock at a conversion ratio of ¥1,000,000 divided by the higher of (x) the average market price of the common stock for the 30 trading day period beginning 45 trading days prior to August 1, 2009 and (y) ¥493,000.

The change in the unamortized discount arising from beneficial conversion features of the Preferred stock during the fiscal years ended March 31, 2003 and 2004 is as follows:

	Class I	Class IV	Class V	Class VI	Total
	(in millions)

Balance at March 31, 2002	¥939	¥—	¥—	¥5,470	¥6,409
Addition on conversion price/ratio reset	—	88,246	—	12,389	100,635
Amortization to accumulated deficit	(224)	(5,751)	—	(120)	(6,095)
Charged to accumulated deficit on conversion of Preferred stock	(187)	—	—	(15,845)	(16,032)

Balance at March 31, 2003	528	82,495	—	1,894	84,917
Addition on conversion price/ratio reset	—	—	89,434	—	89,434
Amortization to accumulated deficit	(225)	(11,975)	(6,886)	(18)	(19,104)
Charged to accumulated deficit on conversion of Preferred stock	(12)	—	—	(1,683)	(1,695)

Balance at March 31, 2004	¥291	¥70,520	¥82,548	¥193	¥153,552

The Code permits, upon approval of the Board of Directors, the transfer of amounts from the legal capital surplus to the capital stock account.

The Code, as amended effective on October 1, 2001, permits Japanese companies to effect purchases of their own stock pursuant to a resolution by the stockholders at an annual general meeting until the conclusion of the following ordinary general meeting of stockholders, and to hold such stock as its treasury stock indefinitely regardless of purpose. However, the Code requires the amount of treasury stock purchased be within the amount of retained earnings available for dividends. Disposition of treasury stock is subject to the approval of the Board of Directors and is to follow the procedures similar to a public offering of stock for subscription. Prior to October 1, 2001 in principle, reacquisition of treasury stock was prohibited with the exception of reacquisition for retirement and certain limited purposes, as specified by the Code. Any treasury stock were required to be disposed of in the near term.

17.    ACCUMULATED DEFICIT, LEGAL RESERVE AND DIVIDENDS

In addition to the Code, Japanese banks, including UFJ Bank and UFJ Trust, are required to comply with the Banking Law of Japan (the “Banking Law”).

UFJ HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Legal Reserve Set Aside as Appropriation of Retained Earnings and Legal Capital Surplus

Under the Code

The Code as applicable to UFJ Holdings provides that an amount at least equal to 10% of the aggregate amount of cash dividends and certain appropriations of retained earnings associated with cash outlays applicable to each period shall be appropriated and set aside as a legal reserve until the aggregate amount of legal reserve set aside as appropriation of retained earnings and the legal capital surplus equals 25% of stated capital (prior to October 1, 2001, 25% of common stock) as defined in the Code.

Under the Banking Law

The Banking Law as applicable to UFJ Bank and UFJ Trust provides that an amount at least equal to 20% of the aggregate amount of cash dividends and certain appropriations of retained earnings associated with cash outlays applicable to each fiscal period shall be appropriated and set aside as a legal reserve until the aggregate amount of legal reserve set aside as appropriation of retained earnings and the legal capital surplus equals 100% of stated capital as defined in the Code.

Transfer of the Legal Reserve

Under the Code

Japanese companies, including UFJ Holdings, are permitted, pursuant to a resolution by the stockholders at a general meeting, to make amounts from the legal reserve set aside as appropriation of retained earnings and legal capital surplus available for dividends as long as the aggregate amount of the legal reserve and legal capital surplus equals at least 25% of stated capital as defined in the Code.

Under the Banking Law

Japanese banks, including UFJ Bank and UFJ Trust, are permitted, pursuant to a resolution by the stockholders at a general meeting, to make amounts from the legal reserve set aside as appropriation of retained earnings and legal capital surplus available for dividends as long as the aggregate amount of the legal reserve and legal capital surplus after the dividend equals at least 100% of stated capital as defined in the Code.

The Code permits the transfer, upon approval of the stockholders, of a portion of unappropriated retained earnings available for dividends to stated capital as defined in the Code.

Retained Earnings and Dividends

Under the Code, the amount available for dividends is based on the amount recorded in UFJ Holdings’ general books of account maintained in accordance with accounting principles generally accepted in Japan (“Japanese GAAP”). The US GAAP adjustments included in the accompanying consolidated financial statements but not recorded in UFJ Holdings’ general books of account under Japanese GAAP have no effect on the determination of retained earnings available for dividends under the Code. In addition to the provision that requires an appropriation for legal reserve as described above, the Code and the Banking Law impose certain limitations on the amount available for dividends. Under the Banking Law, UFJ Holding, UFJ Bank and UFJ Trust have to meet minimum capital adequacy requirements. Distributions of retained earnings of UFJ Holdings and UFJ Bank, which would otherwise be distributable to stockholders, are restricted in order to maintain the minimum 4.0% Tier I capital for capital adequacy purposes. For UFJ Trust, which is not engaged in international operations conducted by foreign offices, distributions of retained earnings are restricted in order to maintain the minimum 2.0% Tier I capital for capital adequacy purposes.

UFJ HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

UFJ Holdings was established on April 2, 2001 with common stock of ¥135,000 million, Preferred stock of ¥865,000 million, legal capital surplus of ¥2,882,954 million and no retained earnings in accordance with the Code and Japanese GAAP.

UFJ Holdings’ amount available for dividends, at March 31, 2004, is ¥1,067,309 million, which is based on the amount recorded in Japanese GAAP. UFJ Holdings’ amount available for dividends increased by ¥4,010 million compared with ¥1,063,299 million at March 31, 2003.

Annual dividends, including those for Preferred stock, are approved by the stockholders at an annual general meeting held subsequent to the fiscal year to which the dividends are applicable. In addition, a semi-annual interim dividend payment may be made by resolution of the Board of Directors, subject to limitations imposed by the Code and the Banking Law.

In the accompanying consolidated statements of stockholders’ equity, dividends shown for each fiscal year represent dividends approved and paid during the fiscal year.

18.    REGULATORY CAPITAL REQUIREMENTS

UFJ Holdings, UFJ Bank, UFJ Trust and various other bank subsidiaries are subject to various regulatory capital requirements promulgated by the regulatory authorities of the countries in which they operate. Failure to meet minimum capital requirements will initiate certain mandatory actions by regulators that, if undertaken, could have a direct material effect on UFJ Holdings’ consolidated financial statements.

In Japan, UFJ Holdings, UFJ Bank, and UFJ Trust are subject to regulatory capital requirements administered by the Financial Services Agency (“FSA”) in accordance with the provisions of the Banking Law and related regulations. A banking institution is subject to the minimum capital adequacy requirements both on a consolidated basis and a stand-alone basis and is required to maintain the minimum capital irrespective of whether it operates independently or as a subsidiary under the control of another company. When a bank holding company manages operations of its banking subsidiaries, it is required to maintain the minimum capital adequacy ratio on a consolidated basis in the same manner as its subsidiary banks. The FSA provides two sets of capital adequacy guidelines. One is a set of guidelines applicable to Japanese banks and bank holding companies with foreign offices conducting international operations, and the other is applicable to Japanese banks and bank holding companies that are not engaged in international operations.

Under the capital adequacy guidelines applicable to a Japanese banking institution with international operations conducted by foreign offices, the minimum target capital ratio of 8.0% is required. The capital adequacy guidelines adopt the approach of risk-weighted capital measure based on the framework developed and proposed by the Basel Committee on Banking Supervision of the Bank for International Settlements and involve quantitative credit measures of the assets and certain off-balance sheet items as calculated under Japanese GAAP. The UFJ Group’s proprietary assets do not include trust assets under management and administration in a capacity of agent or fiduciary and, accordingly trust account assets are generally not included in the capital measure. However, if trust principal is guaranteed, trust assets are counted the same as proprietary assets. Also, a banking institution engaged in certain qualified trading activities, as defined, is required to calculate an additional capital charge for market risk using either the institution’s own internal risk measurement model or a standardized process proposed and defined by the Bank for International Settlements. Capital is classified into three tiers, referred to as Tier I, Tier II and Tier III. Tier I generally consists of shareholders’ equity (including common stock, preferred stock, capital surplus, minority interests and retained earnings) less any recorded goodwill. Tier II generally consists of general reserves for credit losses up to 1.25% of risk-weighted assets, 45% of the unrealized gains on available for sale investment securities, 45% of the land revaluation excess, the

UFJ HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

balance of perpetual subordinated debt and the balance of subordinated term debt with an original maturity of over five years subject to some limitations, up to 50% of Tier I capital. Preferred shares are includable in Tier I capital unless the preferred shares have a fixed maturity, in which case, such preferred shares will be components of Tier II capital. Tier III capital generally consists of short-term subordinated debt with an original maturity of at least two years, subject to certain limitations. At least 50% of the minimum capital requirements must be maintained in the form of Tier I capital.

If a banking institution is not engaged in international operations conducted by foreign offices, it is subject to the other set of capital adequacy requirements with a minimum target capital ratio of 4.0%. Such guidelines incorporate measures of risk under the risk-weighted approach similar to the guidelines applicable to banking institutions with international operations. Qualifying capital is classified into Tier I and Tier II capital. Tier II does not include the unrealized gains on available for sale investment securities and also the general reserves for credit losses includable is limited to 0.625% of risk weighted assets.

The Banking Law and related regulations require that one of three categories be assigned to banks and bank holding companies, based on its risk-adjusted capital adequacy ratio if the bank fails to meet the minimum target capital adequacy ratio. These categories indicate capital deterioration, which may be subject to certain prompt corrective action by the FSA.

UFJ Holdings and UFJ Bank have international operations conducted by foreign offices, as defined, and are subject to the 8.0% capital adequacy requirement. UFJ Trust is not engaged in international operations conducted by foreign offices and is subject to the 4.0% capital adequacy requirement. For the purpose of calculating the additional charge for market risk, UFJ Holdings and UFJ Bank have adopted the internal risk measurement model approach for general market risk calculations.

The risk-adjusted capital amounts and ratios of UFJ Holdings, UFJ Bank and UFJ Trust presented in the following table are based on amounts calculated in accordance with Japanese GAAP as required by the FSA.

	Actual		Minimum for capital adequacy purposes
	Amount	Ratio	Amount	Ratio
	(in millions, except percentages) (unaudited)
Consolidated:
At March 31, 2004:
Total capital (to risk-weighted assets):
UFJ Holdings	¥4,268,617	9.24%	¥3,694,879	8.00%
UFJ Bank	3,500,367	8.36	3,347,998	8.00
UFJ Trust	507,171	12.34	164,393	4.00
Tier I capital (to risk-weighted assets):
UFJ Holdings	2,175,269	4.70	1,847,440	4.00
UFJ Bank	1,789,047	4.27	1,673,999	4.00
UFJ Trust	361,038	8.78	82,197	2.00
Stand-alone:
At March 31, 2004:
Total capital (to risk-weighted assets):
UFJ Bank	¥3,379,780	8.43%	¥3,203,802	8.00%
UFJ Trust	518,951	12.82	161,918	4.00
Tier I capital (to risk-weighted assets):
UFJ Bank	1,761,589	4.39	1,601,901	4.00
UFJ Trust	382,420	9.44	80,959	2.00

UFJ HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Under the Securities and Exchange Law, securities companies in Japan are subject to the capital adequacy rules of the FSA. These rules require the maintenance of a capital adequacy ratio, which is defined as the ratio of adjusted capital to a quantified total of business risk, of not less than 120%. Adjusted capital is defined as net worth (which includes shareholders’ equity, net unrealized gains and losses on securities held, reserves and subordinated debts) less illiquid assets. The business risks are divided into three categories: (1) market risks, (2) counterparty risks and (3) basic risks. Under this rule, there are no restrictions on the operations of the companies provided that the resulting net capital adequacy ratio exceeds 120%. At March 31, 2003 and 2004, the capital adequacy ratio of the UFJ Group exceeded 120%.

Management believes, at March 31, 2004, that UFJ Holdings, UFJ Bank, UFJ Trust, other bank subsidiaries and regulated securities subsidiaries meet all capital adequacy requirements to which they are subject.

UFJ HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

19.    EARNINGS (LOSS) PER COMMON SHARE

Reconciliations of net income (loss) and weighted average number of shares of common stock outstanding used for the computation of basic earnings (loss) per common share to the adjusted amounts for the computation of diluted earnings (loss) per common share for the fiscal years ended March 31, 2003 and 2004 are as follows:

	2003	2004
	(in millions)
Income (Numerator):
Income (loss) before cumulative effect of change in accounting principle and extraordinary gain	¥(288,127)	¥610,688
Cumulative effect of change in accounting principle, net of taxes	(62,000)	(2,959)
Extraordinary gain, net of taxes	12,319	—

Net income (loss)	(337,808)	607,729
Income allocable to preferred stockholders:
Dividends on preferred stock	(23,283)	(7,029)
Beneficial conversion feature	(22,127)	(20,799)

Income (loss) available to common stockholders for basic earnings per share	(383,218)	579,901
Add back income allocable to holders of convertible preferred stock, if the convertible preferred stock is dilutive
Dividends on preferred stock	—	7,005
Beneficial conversion feature	—	19,098

Income (loss) available to common stockholders for diluted earnings per share	¥(383,218)	¥606,004

	2003	2004
	(in thousands of shares)
Shares (Denominator):
Weighted average common stock outstanding	4,918	5,058
Add common stock obtainable on conversion of convertible preferred stock, if the convertible preferred stock is dilutive	—	1,957

Weighted average common stock for diluted computation	4,918	7,015

	2003	2004
	(in Yen)
Earnings (loss) per common share:
Basic earnings (loss) per common share:
Income (loss) available to common stockholders before cumulative effect of change in accounting principle and extraordinary gain	¥(67,823)	¥115,227
Cumulative effect of change in accounting principle, net of taxes	(12,608)	(585)
Extraordinary gain, net of taxes	2,505	—

Net income (loss) available to common stockholders	¥(77,926)	¥114,642

Diluted earnings (loss) per common share:
Income (loss) available to common stockholders before cumulative effect of change in accounting principle and extraordinary gain	¥(67,823)	¥86,803
Cumulative effect of change in accounting principle, net of taxes	(12,608)	(421)
Extraordinary gain, net of taxes	2,505	—

Net income (loss) available to common stockholders	¥(77,926)	¥86,382

UFJ HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the fiscal year ended March 31, 2003, Class I to VII Preferred Stock could have potentially diluted earnings per common share but are not included in the computation of diluted earnings per common share due to their antidilutive effects. For the fiscal year ended March 31, 2004, Class I to V and VII Preferred Stock are included in the computation of diluted earnings per common share. Class VI Preferred Stock is not included in the computation of diluted earnings per common share due to its antidilutive effects.

20.    DERIVATIVE FINANCIAL INSTRUMENTS

The UFJ Group uses various derivative financial instruments both for trading purposes and for risk management purposes in the normal course of business to meet the financial needs of its customers, as a source of revenue and to manage its exposure to a variety of risks. The UFJ Group is a party to derivatives, including swaps, forwards, options and other types of derivatives, dealing primarily with market risk associated with interest rate, foreign currency, equity and commodity prices and credit risk.

Market risk is the possibility that future changes in market prices make a financial instrument less valuable. Credit risk is the possibility that a loss may result from a counterparty’s failure to perform according to the terms and conditions of a contract, which may exceed the value of underlying collateral. To reduce credit risk, the UFJ Group may require collateral or guarantees based on a case-by-case assessment of creditworthiness of each customer and evaluation of the instrument. The UFJ Group also uses master netting agreements in order to mitigate overall counterparty credit risk.

Trading Activities

The UFJ Group’s trading activities include dealing and other activities measured at fair value with gains and losses recognized currently in earnings. As part of its trading activities, the UFJ Group offers a variety of derivative financial instruments and debt instruments for managing interest rate and foreign exchange risk to its domestic and foreign corporate and financial institution customers. The UFJ Group also enters into other types of derivative transactions, including equity- and credit-related contracts, for its own account.

Risk Management Activities

In the normal course of business, the UFJ Group enters into derivatives, including interest rate and foreign exchange contracts to help its customers manage their risk exposures. The UFJ Group also uses derivative instruments for its own trading accounts and to manage its asset and liability exposures related to interest rate and foreign exchange risks.

The UFJ Group uses interest rate derivatives, including non-leveraged generic interest rate and basis swaps, options and futures, principally to manage exposures to fluctuations in fair value due to interest rate risk. Pay-fixed receive-variable interest rate swap contracts are used to convert fixed rate assets, principally loans and investment securities, into synthetic variable rate instruments. Receive-fixed pay-variable interest rate swaps contracts are used to convert fixed rate funding sources, principally deposit liabilities and debt, into synthetic variable rate funding instruments.

The UFJ Group uses exchange rate derivatives, including cross-currency swaps and forward exchange contracts, principally to manage exposures to fluctuations in fair value due to foreign exchange risks. Cross-currency interest rate swaps are contracts that generally involve the exchange of both interest and principal amounts in two different currencies to manage exposures to fluctuations in fair value due to foreign exchange risks.

UFJ HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Derivative instruments may expose the UFJ Group to market risk or credit risk in excess of the amounts recorded on the balance sheets. Market risk arises due to market price, interest rate and foreign exchange rate fluctuations that may result in a decrease in the market value of a financial instrument and/or an increase in its funding cost. Exposure to market risk is managed through position limits and other controls and by entering into hedging transactions. Credit risk is the possibility that losses may occur from counterparty’s failure to perform according to the terms of the contract, when the value of collateral held, if any, is not adequate to cover such losses. Credit risk is controlled through credit approvals, limits and monitoring procedures based on the same credit policies used for on-balance-sheet instruments. Generally, collateral or other security is not required. The amount of collateral obtained, if any, is based on the nature of the financial instrument and management’s credit evaluation of each counterparty.

Derivatives are used for asset and liability management to manage exposures to fluctuations in interest and foreign exchange rates arising from mismatches of asset and liability positions, however the UFJ Group has not adopted hedge accounting for these derivatives. Accordingly, all derivatives used for risk management purposes are marked to market through the statement of operations.

Embedded Derivatives

Derivative features embedded in other non-derivative host contracts are separated from the host contracts and measured at fair value when they are not clearly and closely related to the host contract and meet the definition of a derivative. The change in the fair value of such an embedded derivative is recognized currently in earnings. The carrying amount is reported on the consolidated balance sheets with the host contract. The UFJ Group accounts for credit-linked notes as host contracts with embedded derivatives and measures the entire contracts at fair value.

21.    OBLIGATIONS UNDER GUARANTEES AND OTHER OFF-BALANCE SHEET INSTRUMENTS

Obligations Under Guarantees

The UFJ Group provides customers with a variety of guarantees and similar arrangements, including standby letters of credit, financial and performance guarantees, credit protections, liquidity facilities, other off-balance sheet credit-related supports and similar instruments, in order to meet customers’ financial and business needs. The table below summarizes the contractual or notional amounts with regard to obligations under guarantees and similar arrangements at March 31, 2003 and 2004. The contractual or notional amounts of these instruments represent the maximum potential amounts of future payments without consideration of possible recoveries under recourse provisions or from collateral held or pledged.

For certain types of derivatives, such as written interest rate options and written currency options, the maximum potential future payments are unlimited. Accordingly, it is impracticable to estimate such maximum potential amount of future payments. As such, the notional amounts of the related contracts, other than the maximum potential payments, are included in the table.

The UFJ Group mitigates credit risk exposure resulting from guarantees by utilizing various techniques, including collateralization in the form of cash, securities, and real properties based on management’s credit assessment of the guaranteed parties and the related credit profile. In order to manage credit risk exposure, the UFJ Group also enters into sub-participation contracts with third parties who will fund a portion of the credit facility and bear their share of the loss to be incurred in the event that the borrower fails to fulfill its obligations. The following table includes unfunded commitments of ¥28 billion and ¥18 billion, at March 31, 2003 and 2004, respectively, that are participated out to third parties. Contractual or notional amounts summarized in the following table may not necessarily bear a direct relationship to the future actual credit exposure, primarily because of these risk management techniques.

UFJ HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

At March 31, 2003	Maximum potential/ Contractual or Notional amount	Amount by expiration period
		Less than 1 year	1-2 years	2-3 years	3-5 years	Over 5 years
	(in billions)

Standby letters of credit and financial guarantees	¥1,479	¥422	¥252	¥144	¥79	¥582
Performance guarantees	515	382	47	62	21	3
Liquidity facilities	186	142	27	—	17	—
Derivative instruments	—	—	—	—	—	—
Guarantees for the repayment of trust principal	2,142	781	628	323	400	10
Liabilities of trust accounts	785	431	6	6	3	339

Total	¥5,107	¥2,158	¥960	¥535	¥520	¥934

At March 31, 2004	Maximum potential/ Contractual or Notional amount	Amount by expiration period
		Less than 1 year	1-2 years	2-3 years	3-5 years	Over 5 years
	(in billions)

Standby letters of credit and financial guarantees	¥1,388	¥605	¥236	¥240	¥22	¥285
Performance guarantees	268	168	57	27	14	2
Liquidity facilities	82	57	—	—	25	—
Derivative instruments	14	1	—	—	13	—
Guarantees for the repayment of trust principal	2,379	1,205	721	180	267	6
Liabilities of trust accounts	1,310	949	5	1	34	321

Total	¥5,441	¥2,985	¥1,019	¥448	¥375	¥614

Nature of guarantee contracts

Standby letters of credit and financial guarantees generally include an obligation of an issuer or a designated third party to guarantee the performance of the customer to the beneficiary under the terms of contracts such as lending contracts and other similar financial transactions. The UFJ Group is required to make payments to the guaranteed parties in the event that customers fail to fulfill their obligations under such contracts.

Performance guarantees are contracts that contingently require the UFJ Group to make payments to the guaranteed party based on another party’s failure to perform under an obligating agreement, except financial obligation. For example, performance guarantees include guarantees of completion of construction or service projects.

Liquidity facilities may include a provision of guarantees of collection of contractual cash flows under an asset securitization structure, involving variable interest entities. Such guarantee provisions protect the beneficiaries of asset securitizations from negative returns relating to shortfalls of cash collections on underlying assets held by the securitization vehicle. See Note 22 for additional information on the UFJ Group’s operations regarding variable interest entities.

UFJ HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Derivative instruments that are deemed to be included within the definition of guarantees as prescribed in FIN 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” (“FIN 45”), include certain written options and credit default swaps. In order for the UFJ Group to determine if those derivative instruments meet the definition of guarantees as prescribed in FIN 45, the UFJ Group applies criteria of whether a derivative contract specifies an underlying in which adverse changes could result in losses on a counterparty’s assets, liabilities or capital and the counterparty could cover those losses with proceeds from the derivative contract. Accordingly, the UFJ Group has disclosed information on such identified credit default swaps and certain written options that meet the definition of guarantees as prescribed in FIN 45.

Guarantees for the repayment of trust principal include guarantees that the UFJ Group provides for the repayment of principal of certain types of trust products, including certain jointly operated designated money in trusts and loan trusts. The UFJ Group manages and administers trust assets in a capacity of agent or fiduciary on behalf of its customers and trust assets are segregated from the assets of the UFJ Group, which keeps records for the trust activities separately. The UFJ Group, in principle, does not assume any risks associated with the trust assets under management, however, as permitted by applicable laws, the UFJ Group may provide guarantees for the repayment of principal of such trust products. At March 31, 2003 and 2004, the contract amounts of such guarantees for repayment of trust principal were ¥2,142 billion and ¥2,379 billion, respectively. The accounting methods used for the segregated records of trust activities are different from financial accounting principles and practices. However, the UFJ Group follows an approach similar to those used for its own assets to identify an impairment of an asset included in trusts with guaranteed principal, with inherent variations peculiar to trust accounting. Amounts of loans deemed to be impaired are written off directly and are charged to the trust account earnings during the trust accounting period. Write-downs of securities are also directly charged to trust account earnings. The amounts of trust assets written-off in the segregated records were ¥13,514 million and ¥10,868 million, for the fiscal years ended March 31, 2003 and 2004, respectively. These amounts of write-offs were reflected in the segregated records as deductions before net fees earned by trust accounts for the accounting period. In addition, part of trust account fees are set aside as a reserve to absorb losses in the trust asset portfolios in the segregated records in accordance with relevant legislation concerning the trust business and/or trust agreements. Statutory reserves for loan trusts are established at a rate of 4.0% of the trust fees up to the amounts of 0.5% of the trust principal in accordance with the legislation. Reserves for jointly operated designated money in trusts are established at a rate of 0.3% of the balance of loans and other assets in the trust account in accordance with the related trust agreement. The amounts of such reserves set aside in the segregated records were ¥6,940 million and ¥4,805 million, at March 31, 2003 and 2004, respectively. The UFJ Group is required to provide an allowance for off-balance sheet instruments on such guarantees in the financial statements only when aggregate losses on trust assets are judged to exceed the reserve and the profit earned by the trust account, and the principal is deemed to be impaired. Management believes that the UFJ Group will not incur any significant losses on the guarantees.

Liabilities of trust accounts represent the trustee’s potential responsibility for temporary payments to creditors of trust accounts making use of funds of the UFJ Group, except for certain trust agreements that have provisions limiting the UFJ Group’s responsibility as a trustee to the trust account assets. A trust may incur external liabilities to finance its activities and obtain certain services during the terms of the trust arrangement. While, in principle, any liabilities of a trust are payable by the trust account and its beneficiaries, a trustee’s responsibility may be interpreted to encompass temporary payments for the trust account liabilities when the trust account has insufficient liquidity available for such liabilities. At March 31, 2003 and 2004, there were liabilities of ¥785 billion and ¥1,310 billion, respectively, in the segregated records of trust accounts including the amounts related to liabilities with provisions limiting trustee responsibility. Liabilities of trust accounts principally included obligations to return collateral under security lending transactions. The UFJ Group has experienced no significant losses on such responsibilities and its exposure to the risk associated with the temporary payments is

UFJ HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

judged to be remote because trust account liabilities are generally covered by the corresponding trust account assets; the UFJ Group continuously monitors the liabilities of trust accounts and assesses the trust account’s ability to perform its obligations to prevent any unfavorable outcomes; and the UFJ Group claims its recourse for any temporary payments against the trust account assets and the beneficiaries.

Carrying amount

At March 31, 2003 and 2004, the carrying amounts of the liabilities related to guarantees and similar instruments set forth above were ¥9,646 million and ¥35,238 million, respectively, which are included in Other liabilities and Trading account liabilities. In addition, Other liabilities also include an allowance for credit losses on off-balance sheet instruments of ¥66,733 million and ¥67,752 million at March 31, 2003 and 2004, respectively, related to these transactions.

Other Off-Balance Sheet Instruments

In addition to obligations under guarantees set forth above, the UFJ Group issues other off-balance sheet instruments for purposes other than trading. Such off-balance sheet instruments consist of lending-related commitments, including commitments to extend credit and commercial letters of credit that the UFJ Group provides to meet the financing needs of its customers. Once the UFJ Group issues these financial instruments, the UFJ Group is required to extend credit to or make certain payments to the customers or beneficiaries specified pursuant to the underlying contracts unless otherwise provided in the contracts. Since many of these commitments expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. At March 31, 2004, approximately 92% of these commitments will expire within one year, 7% from one year to five years and 1% after five years. The table below summarizes the contractual amounts of these commitments at March 31, 2003 and 2004.

	2003	2004
	(in billions)

Commitments to extend credit	¥19,038	¥20,552
Commercial letters of credit	299	196
Reverse repurchase and repurchase agreements	176	24
Commitments to make investments	5	9

Commitments to extend credit, which generally have fixed expiration dates or other termination clauses, are legally binding agreements to lend to customers. Commitments are different from guarantees in that the commitments are generally revocable or have provisions that enable the UFJ Group to avoid payments in the event of violations of any conditions of the contracts or certain deterioration of the potential borrowers’ financial condition.

Commercial letters of credit, used for facilitating trade transactions, are generally secured by underlying goods. The UFJ Group continually monitors the type and amount of collateral and other security, and requires counterparties to provide additional collateral or guarantees as necessary.

Reverse repurchase and repurchase transactions are collateralized financing agreements. In a sale of securities or other financial instruments with agreement to repurchase them, the UFJ Group sells securities or other financial instruments at a stated price to a counterparty and agrees to repurchase identical financial instruments from the same counterparty at a later date at a predetermined price which reflects the principal amount and interest. In a purchase of securities or other financial instruments with an agreement to resell them,

UFJ HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

the UFJ Group receives securities or other financial instruments for a stated price from a counterparty and agrees to sell identified financial instrument to the same counterparty at a later date at a predetermined price reflecting the principal amount and interest. When certain conditions specified in SFAS No. 140 are met, the UFJ Group accounts for reverse repurchase agreements as purchase of financial instruments with related off-balance sheet forward reverse repurchase commitments and repurchase agreements as sale of financial instruments with related forward repurchase agreements. The UFJ Group bears risk related to the forward reverse repurchase and repurchase commitments, including credit risk and market risk and accounts for such commitments as derivative financial instruments. The UFJ Group accounts for reverse repurchase agreements as borrowings and retains the securities sold in the balance sheet, and accounts for reverse repurchase agreements as secured lending transactions.

Commitments to make investments are legally binding contracts to make additional contributions to corporate recovery or private equity investment funds in accordance with limited partnership agreements. Funds in which the UFJ Group has significant variable interest, are described in Note 22.

22.    VARIABLE INTEREST ENTITIES

The table below is a summary of the carrying amounts and classification of consolidated assets that are legally segregated as collateral for obligations of variable interest entities that are consolidated prior to the adoption of FIN 46 under existing standards and guidance as well as variable interest entities that the UFJ Group became first involved with on or after February 1, 2003, which are consolidated under the requirements of FIN 46:

March 31, 2004
(in millions)

Cash	¥4,162
Investments	83,280
Loans	2,166,114
Other assets	871

Total	¥2,254,427

The investors in the variable interest entities that are consolidated by the UFJ Group have recourse only to the assets of the variable interest entities and have no recourse to the general credit of the UFJ Group.

Of the ¥2,254,427 million of total assets of variable interest entities consolidated at March 31, 2004, ¥647,285 million relates to sales and securitization of the UFJ Group’s financial assets, ¥1,586,612 million relates to financing entities that purchase financial assets from or provide financing to UFJ Group’s customers, and ¥20,530 million relate to transactions entered into for investment purposes.

The UFJ Group’s assets sold to the variable interest entities include corporate loans, housing loans and privately placed corporate bonds. In addition to subordinated loans to these entities, the UFJ Group provides liquidity facilities to some of the entities.

The assets held by the financing entities, which are primarily asset-backed commercial paper conduits, include corporate loans, receivables under lease contracts and security deposits. The UFJ Group provides loans as well as liquidity facilities to the entities.

The UFJ Group administers conduits that purchase financial assets from UFJ Group’s customers. Also, UFJ Group extends credits to certain entities that provide financing to UFJ Group’s customers. These entities are

UFJ HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

typically funded by investments under partnership agreements from customers or by borrowings from the UFJ Group or third parties. In this type of arrangement, the owner of real estate properties receives financing from the entity that is secured by the property. The UFJ Group consolidates entities in which it participates in a majority of risks and rewards through the investment and financing.

The entities created for investment purposes involve entities that invest in Japanese government bonds and other investment securities using loans from the UFJ Group, or credit-linked loans from the UFJ Group that are referenced to credit risks of certain borrowers.

In addition to the variable interest entities that are consolidated, the UFJ Group has significant interests in other variable interest entities that are not consolidated because the UFJ Group is not primary beneficiary, as discussed below.

The UFJ Group administers several third-party owned finance companies, primarily commercial paper conduits, that purchase financial assets including loans as well as pools of trade or lease receivables from its customers. Assets purchased by these conduits are generally funded by issuing commercial paper, or partly by borrowings from the UFJ Group or third parties. While customers generally continue to service the transferred receivables, the UFJ Group underwrites, distributes, makes a market in commercial paper issued by the conduits, and also provides liquidity and credit support facilities to the entities. The UFJ Group is not the primary beneficiary of these entities because it (together with its related parties) is not exposed to a majority of the expected losses due to the existence of third-party investments. At March 31, 2004, the total assets of these entities amounts to ¥13,559,240 million and the UFJ Group is exposed to a maximum loss of ¥48,822 million.

The UFJ Group holds investments in various investment funds that collectively invest in equity and debt securities including listed Japanese securities and investment grade bonds, and, to a limited extent, securities and other interests issued by companies in a start-up or restructuring stage. Such investment funds are managed by investment advisory companies or fund management companies that make investment decisions and administer the funds. Since the equity holders do not have the substantive decision-making power and they do not have kick-out rights on the investment manager, these investment funds are variable interest entities. At March 31, 2004, these investment funds have total assets of ¥9,930,938 million and the UFJ Group is exposed to a maximum loss of ¥243,503 million.

The UFJ Group extends non-recourse asset-backed loans to special purpose entities, which hold beneficial interests in certain properties, to provide financing for the securitization of existing real estate properties held by the UFJ Group’s customers and development projects including real estate development and natural resource development managed by third parties, who are typically the equity owner of the special purpose entities. The UFJ Group generally acts as a member of a lending group, and is not exposed to a majority of the expected losses of these entities. At March 31, 2004, these entities have total assets of ¥17,518,342 million and the UFJ Group is exposed to a maximum loss of ¥414,731 million.

In addition to the above entities, the UFJ Group offers a variety of trust products and manages and administers a wide range of trust arrangements through securities investment trusts, pension trusts and trusts used in the securitization of assets originated by and transferred to third parties. In a typical trust arrangement, the UFJ Group manages and administers the assets on behalf of the customers in an agency, fiduciary and trust capacity. In principle, the UFJ Group does not assume risks associated with the entrusted assets, which are borne by the customers, although in limited cases the UFJ Group may assume risks through guarantees or certain protections as provided in the trust agreement.

Further, the UFJ Group extends credits, along with other financial institutions, to numerous financing entities that provide project financing or financing on an acquisition of an aircraft or large commercial vessel.

UFJ HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The source of repayment by the entities is primarily the lease payments from the lessee. In this type of arrangement, the lessee generally assumes the risks and rewards of the entity. The UFJ Group extends loans based on the credit quality of the lessee, and does not participate in the economics of the assets being financed by the entities.

It is expected that the UFJ Group will consolidate additional variable interest entities upon adoption of FIN 46R from the period beginning April 1, 2004. The UFJ Group has concluded that certain borrowers of the UFJ Group are variable interest entities for which the UFJ Group is a primary beneficiary. At March 31, 2004, the total assets of such borrowers amount to ¥1,994,173 million, and the UFJ Group’s maximum exposure to these entities is ¥516,045 million.

23.    COMMITMENTS AND CONTINGENT LIABILITIES

The UFJ Group leases certain office space and equipment under noncancelable capital and operating leases expiring through fiscal year 2046.

Future minimum rental commitments for noncancelable capital and operating leases at March 31, 2004 are as follows:

	Capital leases	Operating leases
	(in millions)
Fiscal year ending March 31:
2005	¥9,619	¥3,876
2006	9,098	3,747
2007	7,110	2,951
2008	4,589	2,852
2009	2,577	2,620
2010 and thereafter	4,050	10,421

Total minimum lease payments	37,043	¥26,467

Amount representing interest	(3,012)

Present value of minimum lease payments	¥34,031

Total rental expense for the fiscal years ended March 31, 2003 and 2004 is ¥12,169 million and ¥12,813 million, respectively.

In 2002, UFJ Bank established UFJ Strategic Partner Co., Ltd. (“UFJ Strategic Partner”), a joint venture with Merrill Lynch to provide advisory services for formulating and implementing restructuring plans to UFJ Bank’s small- and medium-sized clients and to advise them on problem loans. UFJ Strategic Partner is a subsidiary of UFJ Bank. UFJ Strategic Partner has issued ¥120 billion in non-voting preferred stock to Merrill Lynch. UFJ Bank currently holds all the common shares and all the voting rights of UFJ Strategic Partner.

Upon the occurrence of certain events, including the non-payment of dividends on the preferred stock for three consecutive fiscal years, specified insolvency and business suspension events of UFJ Bank or a change in control of UFJ Holdings, Merrill Lynch will be able to obtain control of UFJ Strategic Partner and could then terminate the venture. If Merrill Lynch chooses to exercise this option, UFJ Bank has the right to purchase the preferred stock at a premium based upon the loan portfolio held by UFJ Strategic Partner. The entering into and seeking of shareholders’ approval of the proposed merger agreement between UFJ Bank and the Bank of Tokyo- Mitsubishi constitutes such an event. At the present time, however, Merrill Lynch has not indicated whether it intends to exercise its rights.

UFJ HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The UFJ Group is involved in various litigation matters. Management, based upon its current knowledge and results of consultation with counsel, makes an appropriate level of litigation reserve. Management believes that the amount of UFJ Group’s liabilities when ultimately determined will not have a material adverse effect on the UFJ Group’s results of operations, financial position and cash flows.

24.    FEES AND COMMISSION INCOME

Details of fees and commissions income for the fiscal years ended March 31, 2003 and 2004 are as follows:

	2003	2004
	(in millions)

Trust fees	¥56,289	¥50,115
Fees on funds transfer and service charges for collections	78,580	80,673
Fees and commissions on international business	35,173	39,093
Fees and commissions on credit card business	16,740	33,632
Service charges on deposits	35,488	37,838
Fees and commissions on securities business	48,503	70,267
Fees and commissions on stock transfer agency services	28,721	30,173
Other fees and commissions	82,466	103,926

Total	¥381,960	¥445,717

Trust fees consist of fees earned primarily by fiduciary asset management and administration services for corporate pension plans, investment funds, etc. Fees on funds transfer and service charges for collection are earned by providing settlement services such as domestic fund remittances and domestic collection services. Fees and commissions on international business primarily consist of fees from international fund transfer and collection services, and trade-related financing services. Fees and commissions on credit card business are composed of interchange income, annual fees, and royalty and other service charges from franchisees. Service charges on deposits are fees charged for deposits such as checking account deposits. Fees and commissions on securities business primarily consist of investment banking services, including underwriting, brokerage and advisory services, and arrangement fees on securitizations. Other fees and commissions include fees on guarantees and other miscellaneous fees.

25.    BUSINESS SEGMENTS

The business segment information of UFJ Holdings and its subsidiaries, set forth below, is derived from the internal management reporting system used by management to measure performance of the business segments. Unlike financial accounting, there is no authoritative body of guidance for management accounting. The business segment information is based on financial information prepared in accordance with Japanese GAAP along with internal management accounting rules and practices. Accordingly, the format and information is presented primarily on the basis of Japanese GAAP and is not consistent with the consolidated financial statements prepared on the basis of US GAAP. A reconciliation is provided to the total amount of segments’ operating profits with income (loss) before income tax expense, cumulative effect of change in accounting principle and extraordinary gain under US GAAP.

See Note 26 for financial information relating to the UFJ Group’s operations by geographic area. The geographic financial information is consistent with the basis of accounting used in the accompanying consolidated financial statements.

UFJ HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

UFJ Holdings is organized into the following business segments:

•	The Retail Banking business unit provides banking products and services of UFJ Bank to individual customers in Japan.

•	The Corporate Banking business unit provides banking products and services of UFJ Bank to large corporations and small and medium-sized companies.

•	The Global Banking and Trading business unit provides banking services of UFJ Bank to large Japanese corporations on their overseas operations as well as non-Japanese corporations who do business on a global basis and conducts trading operations with markets and customers.

•	The UFJ Bank Planning and Administration business unit includes UFJ Bank’s treasury services (asset and liability management, bond-related business) as well as the corporate advisory group and other indirect business of UFJ Bank.

•	The UFJ Trust business unit provides all operations of UFJ Trust including retail and corporate banking, trust services, stock transfer agency services, real estate services, asset securitization services, asset management services and custody operations.

•	The Other segment includes asset management services and the securities business which provides a broad range of retail and corporate securities services including retail brokerage, support for equity financing, securitization and mergers and acquisition advisory services.

The financial performance of UFJ Holdings’ major business units, derived from the internal management reporting system, are summarized below. Management does not use information on segments’ total assets to allocate resources and assess performance and has not prepared information on segment assets. Accordingly, business segment information on total assets is not available.

	Retail Banking	Corporate Banking	Global Banking & Trading	UFJ Bank Planning & Administration	UFJ Trust	Other	Total
	(in millions)
Fiscal year ended March 31, 2003:
Net revenue:
Net interest income	¥250,786	¥341,771	¥29,744	¥62,080	¥82,349	¥—	¥766,730
Net non-interest income	57,012	167,917	44,906	10,741	80,499	—	361,075
Other	(28,604)	(9,759)	105,039	158,629	20,265	—	245,570
Subsidiaries*	72,110	1,414	54,765	—	3,541	51,266	183,096

Total	351,304	501,343	234,454	231,450	186,654	51,266	1,556,471
Operating expenses	289,040	233,086	91,289	(110)	84,566	53,324	751,195

Operating profit (loss)	¥62,264	¥268,257	¥143,165	¥231,560	¥102,088	¥(2,058)	¥805,276

Fiscal year ended March 31, 2004:
Net revenue:
Net interest income	¥247,267	¥276,027	¥16,505	¥98,815	¥72,824	¥—	¥711,438
Net non-interest income	74,097	237,329	63,296	7,754	80,405	—	462,881
Other	(32,848)	1,158	104,895	85,458	10,141	—	168,804
Subsidiaries*	109,400	12,146	27,211	—	5,507	70,219	224,483

Total	397,916	526,660	211,907	192,027	168,877	70,219	1,567,606
Operating expenses	302,980	210,664	67,235	17,005	80,982	53,316	732,182

Operating profit	¥94,936	¥315,996	¥144,672	¥175,022	¥87,895	¥16,903	¥835,424

*	Subsidiaries are UFJ Holdings’ subsidiaries and affiliates other than UFJ Bank and UFJ Trust.

UFJ HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Management measures performance of each business unit by “Operating profit”. “Operating profit” is a defined term in regulatory reporting of UFJ Bank and UFJ Trust to the FSA. “Operating profit” under Japanese GAAP does not reflect items such as a part of provisions for credit losses (primarily an equivalent of formula allowance under US GAAP), foreign exchange gains (losses) and equity investment securities gains (losses).

“Net revenue” above includes net interest income, net non-interest income (fees and commissions received including trust fees, net of fees paid and other related expenses) and other, including net trading gains, net foreign exchange gains, net gains from sales of debt investment securities, insurance costs and funding cost measured under Japanese GAAP. Interest income and expenses between business units are determined using an internal transfer pricing system, based on current market rates. “Operating expenses” includes salaries and employee benefits, occupancy and certain other non-interest expenses.

In determining operating profit, UFJ Holdings’ does not assign to each business unit certain income and expense items such as provisions for loan loss reserve, equity investment securities gains or losses, goodwill impairment, net gains or losses from disposition of premises and equipment, and other non-interest income and expense items.

Reconciliation

As set forth above, the measurement bases and the income and expenses items covered under the internal management reporting system are very different from the accompanying consolidated statements of operations. Therefore, it is impracticable to present reconciliations of the business segments’ total information, other than operating profit, to corresponding items in the accompanying consolidated statements of operations.

Reconciliation of the total amount of operating profit under the internal management reporting system for the fiscal years ended March 31, 2003 and 2004 to income (loss) before income tax expense, cumulative effect of change in accounting principle and extraordinary gain shown in the consolidated statements of operations are as follows:

	2003	2004
	(in billions)

Operating profit	¥805	¥835
Differences between internal management reporting and financial accounting regarding the scope of consolidation and other adjustments	72	86
Trust fees adjusted for credit losses of trust assets	(21)	(16)
Provision for loan losses	(508)	(335)
Trading derivative profits (losses)—net	52	(70)
Equity investment securities gains (losses)—net	(360)	418
Debt investment securities losses—net	(19)	(58)
Land and building revaluation	(3)	3
Consolidation and deconsolidation of variable interest entities	(5)	(55)
Impairment and amortization of goodwill and intangible assets	(235)	(42)
Minority interest	(18)	(19)
Other—net	(24)	(41)

Income (loss) before income tax expense, cumulative effect of change in accounting principle and extraordinary gain	¥(264)	¥706

UFJ HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

26.    FOREIGN ACTIVITIES

Foreign operations include the business conducted by overseas offices and involve various transactions with debtors and customers residing outside Japan. Close integration of the UFJ Group’s foreign and domestic activities makes precise estimates of the amounts of assets, liabilities, income and expenses attributable to foreign operations difficult and necessarily subjective. Assets, income and expenses attributable to foreign operations are allocated to geographical areas based on the location of the subsidiary or branch in which the transaction is recorded.

Interest rates with respect to funds borrowed and loaned between domestic and foreign operations are based on prevailing money market rates appropriate for the transactions. The UFJ Group has allocated all direct expenses and a proportionate share of general and administrative expenses to income derived from foreign loans and other transactions by the UFJ Group’s foreign operations.

The following table sets forth total assets at March 31, 2003 and 2004, and total revenue, total expenses, income (loss) before income tax expense, cumulative effect of change in accounting principle and extraordinary gain and net income (loss) for the respective years then ended.

	Domestic	International
	Japan	Americas*	Europe	Asia/Oceania excluding Japan	Total
	(in millions)
Fiscal year ended March 31, 2003:
Total revenue	¥1,418,620	¥119,323	¥98,601	¥94,920	¥1,731,464
Total expenses	1,754,039	90,615	85,271	65,913	1,995,838
Income (loss) before income tax expense, cumulative effect of change in accounting principle and extraordinary gain	(335,419)	28,708	13,330	29,007	(264,374)
Net income (loss)	(403,302)	28,832	12,756	23,906	(337,808)
Total assets at end of fiscal year	69,759,695	2,198,486	3,003,137	2,376,103	77,337,421
Fiscal year ended March 31, 2004:
Total revenue	2,023,649	69,942	50,644	64,145	2,208,380
Total expenses	1,361,954	67,741	45,515	26,864	1,502,074
Income before income tax expense and cumulative effect of change in accounting principle	661,695	2,201	5,129	37,281	706,306
Net income	568,699	1,306	3,773	33,951	607,729
Total assets at end of fiscal year	74,668,315	1,823,493	2,363,273	1,784,650	80,639,731

*	Americas primarily include the United States of America and Canada.

27.    ESTIMATED FAIR VALUE OF FINANCIAL INSTRUMENTS

Quoted market prices, when available, are used to estimate fair value of financial instruments. However, quoted market prices are not available for a substantial portion of financial instruments and, therefore, fair value for such financial instruments are estimated using discounted cash flow models or other valuation techniques. Although management uses its best judgment in estimating fair value of financial instruments, estimation

UFJ HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

methodologies and assumptions used to estimate fair value are inherently subjective. Accordingly, the estimates presented herein are not necessarily indicative of the values at which these instruments could be bought and sold. The use of different estimation methodologies and/or market assumptions may have a significant effect on the estimated fair value. The estimated fair value of financial instruments do not include valuations of related intangible assets such as core deposits.

The following table is a summary of carrying amounts and estimated fair value of financial instruments at March 31, 2003 and 2004.

	2003		2004
	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value
	(in billions)
Financial assets:
Cash and due from banks, interest-earning deposits in other banks, call loans and funds sold, and receivables under reverse repurchase agreements and securities borrowing transactions	¥8,177	¥8,179	¥7,733	¥7,734
Trading securities	3,092	3,092	3,401	3,401
Investment securities	17,198	17,198	20,400	20,400
Loans, net of allowance for loan losses	43,489	44,086	42,982	43,378
Other financial assets	380	380	677	677
Derivative financial instruments	823	823	854	854

Financial liabilities:
Non-interest-bearing deposits, call money and funds purchased, and payables under repurchase agreements and securities lending transactions	9,791	9,791	9,012	9,012
Interest-bearing deposits	52,069	52,071	54,144	54,121
Trading securities sold, not yet purchased	1,557	1,557	1,958	1,958
Obligations to return securities received as collateral	137	137	340	340
Due to trust account	1,250	1,250	1,754	1,754
Other short-term borrowings	5,598	5,598	5,028	5,028
Long-term debt	3,734	3,853	4,158	4,300
Other financial liabilities	508	508	548	548
Derivative financial instruments	651	651	712	712

The methodologies and assumptions used to estimate the fair value of the financial instruments are summarized below.

Cash, interest-earning deposits in other banks, call loans and funds sold, and receivables under reverse repurchase agreements and securities borrowing transactions—For cash, due from banks including interest-earning deposits, and call loans and funds sold, the carrying amounts are a reasonable estimate of the fair value because of their short-term nature and limited credit risk. The fair value of interest-earning deposits in other banks maturing after a short period of time is estimated by discounting the estimated cash flows using the applicable current market rates. For receivables under reverse repurchase agreements and securities borrowing transactions, the fair value is based on quoted market prices, when available, or estimated with reference to quoted market prices for similar instruments when quoted market prices are not available.

UFJ HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Trading securities and securities sold, not yet purchased—Trading securities and securities sold, not yet purchased are carried at fair value, which is principally based on quoted market prices, when available. If the quoted market prices are not available, fair value is based on quoted market prices of comparable instruments.

Investment securities—The fair value of investment securities, where quoted market prices or secondary market prices are available, is equal to such market prices. For investment securities, when quoted market prices or secondary market prices are not available, the fair value is estimated using quoted market prices for similar securities or based on appraised value as deemed appropriate by management. The fair value of investment securities other than those classified as available for sale (i.e. nonmarketable equity securities) are estimated based on the acquisition cost of the investments and adjusted for other-than-temporary impairment losses, if any.

Loans—The fair value of loans is estimated for groups of loans with similar characteristics, including type of loan, credit quality and remaining maturity. In incorporating a credit risk factor, management concluded that the allowance for loan losses adequately adjusts the related book values for credit risk. For floating-or adjustable-rate loans, which mature or are repriced within a short period of time, the carrying value is considered to be a reasonable estimate of fair value. For fixed-rate loans, market prices are not generally available and the fair value is estimated by discounting the estimated future cash flows based on the contracted maturity of the loans. The discount rates are based on the current market rates corresponding to the applicable maturity. Where quoted market prices or estimated fair value is available, primarily for loans to refinancing companies, loans held for disposition or sale and certain other foreign loans, the fair value is based on such market prices and estimated fair value, including secondary market prices. For nonperforming loans, the fair value is generally determined on an individual basis by discounting the estimated future cash flows and may be based on the appraisal value of underlying collateral as appropriate.

Other financial assets—The estimated fair value of other financial assets, which primarily includes accrued interest receivable, customers’ acceptance liabilities and accounts receivable, approximate their carrying amounts.

Derivative financial instruments—The estimated fair value of derivative financial instruments is the amount the UFJ Group would receive or pay to terminate the contracts at the balance-sheet date, taking into account the current unrealized gain or loss on open contracts. The estimated fair value is based on market or dealer quotes when available. Valuation models such as present value and option pricing models are applied to current market information to estimate fair value when such quotes are not available.

Non-interest-bearing deposits, call money and funds purchased, payables under repurchase agreements and securities lending transactions, and obligations to return securities received as collateral—The fair value of non-interest-bearing deposits is equal to the amount payable on demand. For call money and funds purchased, the carrying amount is a reasonable estimate of the fair value because of their short-term nature. For payables under repurchase agreements and securities lending transactions and obligations to return securities received as collateral, the fair value is generally based on quoted market prices, when available, or estimated using quoted market prices for similar instruments when quoted market prices are not available.

Interest–bearing deposits—The fair value of demand deposits, deposits at notice, and certificates of deposit maturing within a short period of time is the amounts payable on demand. Fair value of time deposits and certificates of deposit maturing after a short period of time is estimated by discounting the estimated cash flows using the rates currently offered for deposits of similar remaining maturities or the applicable current market rates.

UFJ HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Due to trust account—For due to trust account, which reflects a temporary placement of excess funds from individual trust accounts managed by the trust banking subsidiary in their fiduciary and trust capacity, the carrying amount is a reasonable estimate of the fair value due to the fact that this is short-term funding.

Other short-term borrowings—For most other short-term borrowings, the carrying amount is a reasonable estimate of the fair value because of their short-term nature. For certain borrowings, fair value is estimated by discounting the estimated future cash flows using applicable current market interest rates or comparable rates for similar instruments, which represent the UFJ Group’s cost to raise funds with a similar remaining maturity.

Long-term debt—For bonds and certain subordinated debt, the fair value is estimated based on quoted market prices of the instruments. The fair value of other long-term debt is estimated using a discounted cash flow model based on rates applicable to the UFJ Group for debt with similar terms and remaining maturities.

Other financial liabilities—The estimated fair value of other financial liabilities, which primarily include accrued interest payable, bank acceptances, accounts payable and obligations under standby letters of credit and guarantees, approximate their carrying amount. Effective January 1, 2003, the UFJ Group adopted the initial recognition and measurement provisions of FIN No. 45, which requires that, for guarantees within the scope of FIN No. 45 issued or amended after December 31, 2002, liability for the fair value of the obligations undertaken in issuing the guarantees be initially measured at fair value. The fair value of obligations under standby letters of credit and guarantees are based on fees received or receivable by the UFJ Group.

The fair value of certain off-balance sheet financial instruments held for purposes other than trading, including commitments to extend credit and commercial letters of credit, is estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the credit quality. The aggregate fair value of such instruments at March 31, 2003 and 2004 was not material.

The fair value estimates presented herein are based on pertinent information available to management at March 31, 2003 and 2004. These amounts have not been comprehensively revalued since that date and, therefore, current estimates of fair value may have changed significantly from the amounts presented herein.

28.	SUPPLEMENTAL INFORMATION ON NON-CASH ACTIVITIES

During the year ended March 31, 2003, the UFJ Group acquired an additional 59.82% interest in UFJ Card. In addition, the UFJ Group acquired 34.36% of Tsubasa Securities in conjunction with the formation of UFJ Tsubasa Securities through an exchange of shares in former UFJ Capital Markets Securities Ltd., Inc. for shares of Tsubasa Securities. The assets acquired and liabilities assumed in these transactions are summarized below.

(in millions)
Fair value of assets acquired	¥258,045
Fair value of liabilities assumed	210,443

Net assets acquired	47,602

Cash consideration paid for UFJ Card interest	13,313
Fair value of common shares issued and other consideration by Tsubasa Securities	21,970

Total consideration	35,283

Excess of net assets acquired over consideration	¥12,319

UFJ HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The excess of net assets acquired over consideration was credited to the consolidated statement of operations as an extraordinary gain for the year ended March 31, 2003.

In addition, the UFJ Group converted loans amounting to ¥116,116 million to securities in debt-for-equity swap transactions during the year ended March 31, 2003.

The UFJ Group also contributed equity securities of ¥26,700 million and ¥116,697 million to pension trusts during the year ended March 31, 2003 and 2004, respectively (refer to Note 14).

29.	SUBSEQUENT EVENTS

Planned Management Integration with Mitsubishi Tokyo Financial Group, Inc. (“MTFG”)

On May 21, 2004, UFJ Holdings, UFJ Trust, UFJ Bank and The Sumitomo Trust & Banking Co., Ltd. (“Sumitomo Trust”) entered into a basic agreement that UFJ Trust and Sumitomo Trust would integrate management and operate the UFJ Group’s trust and custody businesses jointly. Under this agreement, the UFJ Group would have transferred all operations of UFJ Trust, except its corporate lending business, to Sumitomo Trust or to a new trust banking entity that Sumitomo Trust would have established.

On July 14, 2004, UFJ Holdings withdrew from the basic agreement with Sumitomo Trust dated May 21, 2004, and initiated discussions with MTFG on an integration of the two groups.

In response to the withdrawal from the basic agreement by UFJ Group, on July 27, 2004, Sumitomo Trust filed a complaint with the Tokyo District Court, which granted a preliminary injunction to restrain the UFJ Group from entering into discussions with any third party in breach of the basic agreement between the UFJ Group and Sumitomo Trust. On August 4, 2004, the Tokyo District Court approved its previous preliminary injunction ruling dated July 27, 2004 in favor of Sumitomo Trust preventing the UFJ Group from engaging in discussion with any third party involving the merger or sale of UFJ Trust.

However, on August 11, 2004, the Tokyo High Court overturned the Tokyo District Court’s August 4, 2004 ruling. On August 30, 2004, the Supreme Court also rejected the complaint by Sumitomo Trust and allowed the appeal by the UFJ Group. With this decision, the UFJ Group resumed its integration negotiations with MTFG, including UFJ Trust.

On August 12, 2004, UFJ Holdings, MTFG, UFJ Bank, The Bank of Tokyo Mitsubishi, Ltd., UFJ Trust, The Mitsubishi Trust and Banking Corporation, UFJ Tsubasa and Mitsubishi Securities Co., Ltd. concluded a basic agreement regarding the integration of the holding companies, banks, trust banks and securities companies of the two groups. The integration is scheduled to be completed by October 1, 2005, subject to regulatory approval.

The UFJ Group has accelerated the aim of reducing its non-performing loan ratio and, as a result, these actions have incurred additional credit-related expenses on a Japanese GAAP basis. On September 10, 2004, UFJ Holdings, UFJ Bank and MTFG concluded an agreement regarding MTFG’s cooperation in strengthening UFJ Group’s capital, based on approvals from the respective boards of directors. Under the terms of this agreement, UFJ Bank issued ¥700 billion in preferred shares to MTFG. This capital strengthening is a part of the proposed management integration, as outlined in the basic agreement between the two groups.

UFJ HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

On September 17, 2004, the capital injection from MTFG to UFJ Bank was completed, based on the agreement dated September 10, 2004.

Name of Newly Issued Shares:	Class E Preferred Shares of Series 1 of UFJ Bank
Number of Shares to be Issued:	3,500,000,000 shares
Issue Price:	¥200 per share
Aggregate Issue Price:	¥700 billion
Payment Date:	September 17, 2004
Date of the Effect of the Newly Issued Shares:	September 18, 2004
Right to Convert into Class F Preferred Shares:

The Class E Preferred Shares Series 1 shareholders will, on or after the day following the payment date, have the right to convert one Class E Preferred Share Series 1 into one Class F Preferred Share, which has voting rights at a meeting of shareholders. MTFG has agreed to not exercise the conversion right unless among other things, any of the Conversion Triggering Events, as defined in the Basic Agreement of Recapitalization dated September 10, 2004, occurs. Such Conversion Triggering Events include the commencement of a tender offer or if any person comes to own more than one-third of UFJ Holdings’ shares. If all of the Class E Preferred Share Series 1 were to be converted to Class F Preferred Share Series, the Class F Preferred Share Series holders would have 43.5% of the outstanding voting shares of UFJ Bank, based on UFJ Bank’s issued and outstanding shares at September 30, 2004.

Management Integration of the MTFG Group and the UFJ Group

On February 18, 2005, MTFG, UFJ Holdings, BTM, UFJ Bank, MTBC, UFJ Trust Bank, Mitsubishi Securities and UFJ Tsubasa Securities entered into an integration agreement, which sets forth various terms of the management integration, including the merger ratios, company names and other material terms. The merger ratios set forth in the integration agreement are as follows:

•	Holding companies: 0.62 shares of MTFG common stock for each share of UFJ Holdings common stock

•	Banks: 0.62 shares of BTM common stock for each share of UFJ Bank common stock

•	Trust banks: 0.62 shares of MTBC common stock for each share of UFJ Trust Bank common stock

•	Securities companies: 0.42 shares of Mitsubishi Securities common stock for each share of UFJ Tsubasa Securities common stock

Merger of Mitsubishi Asset Management and UFJ Partners Asset Management

MTFG and UFJ Holdings, Inc. have been discussing the establishment of a system which will be capable of providing customers with higher quality asset management services following the merger. As part of these efforts, the asset management companies of the two groups, Mitsubishi Asset Management Co., Ltd., UFJ Partners Asset Management Co., Ltd., and other relevant parties entered into a “Memorandum of Understanding Concerning Merger” on December 24, 2004, and preparations and mutual consultations have commenced to prepare for the merger. Timing of merger is scheduled to be completed as soon as possible between October 1, 2005 and April 1, 2006. The relevant parties will engage in discussions concerning the name, capital contribution structure and personnel of the new asset management company.

UFJ HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

UFJ Strategic Partner Co., Ltd.

As disclosed under Note 23. Commitments and Contingent Liabilities, Merrill Lynch upon the occurrence of certain events, including a change in control of UFJ Holdings, will be able to obtain control of UFJ Strategic Partner and terminate the joint venture between UFJ Bank and Merrill Lynch. If Merrill Lynch chooses to exercise this option, UFJ Bank has the right to purchase the preferred stock at a premium based upon the loan portfolio held by UFJ Strategic Partner. The entering into and seeking of shareholders’ approval of the proposed merger of UFJ Bank and Bank of Tokyo-Mitsubishi will constitute such an event. On March 31, 2005, Merrill Lynch executed a waiver pursuant to which Merrill Lynch has agreed not to exercise such rights upon the merger of UFJ Bank with and into Bank of Tokyo-Mitsubishi.

*    *    *    *    *